As filed with the Securities and Exchange Commission on July 27, 2026

Registration Nos. 333-297079 and 333-297079-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHASE ISSUANCE TRUST

(Issuing Entity)

State or other jurisdiction of incorporation or organization: Delaware

I.R.S. Employer Identification Number: N.A.

Commission File Number: 333-297079

Central Index Key Number: 0001174821

CHASE CARD FUNDING LLC

(Depositor and Transferor)

State or other jurisdiction of incorporation or organization: Delaware

I.R.S. Employer Identification Number: N.A.

Commission File Number: 333-297079-01

Central Index Key Number: 0001658982

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Sponsor, Originator, Administrator and Servicer)

Central Index Key Number: 0000869090

I.R.S. Employer Identification Number: 13-4994650

Chase Card Funding LLC

201 North Walnut Street

Wilmington, Delaware 19801

(302) 282-0122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Keller

Chase Card Funding LLC

201 North Walnut Street

Wilmington, Delaware 19801

(302) 282-0122

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies of all Communications to:

Boong-Kyu (B.K.) Lee, Esq. Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 905-9138	Stephen B. Grant, Esq. JPMorgan Chase Bank, National Association 277 Park Avenue, 10th Floor New York, New York 10172 (212) 270-5426

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall subsequently become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This registration statement includes a representative form of prospectus relating to the offering by Chase Issuance Trust of a part of a designated tranche within a class of the CHASEseries, a multiple tranche series of asset-backed notes secured by credit card receivables.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

[FORM OF PROSPECTUS]

SUBJECT TO COMPLETION, DATED [ ] [ ], 20[ ]

Prospectus dated [ ] [ ], 20[ ]

Chase Issuance Trust

Issuing Entity

CIK Number: 0001174821

Chase Card Funding LLC

Depositor and Transferor

CIK Number: 0001658982

JPMorgan Chase Bank, National Association

Sponsor, Originator, Administrator and Servicer

CIK Number: 0000869090

CHASEseries

$[ ] Class [A]/[B]/[C](20[ ]-[ ]) notes

The issuing entity will issue and sell:	Class [A]/[B]/[C](20[ ]-[ ]) notes
Principal amount	$[ ] [(subject to increase)] [[Benchmark] plus]* [ ]% per annum [(determined as described in this prospectus),
Interest rate	with a minimum interest rate of 0.00%]
Interest payment dates	[15th] day of each calendar month beginning [ ] [ ], 20[ ]
Scheduled principal payment date	[ ] [ ], 20[ ]
Legal maturity date	[ ] [ ], 20[ ]
Expected issuance date	[ ] [ ], 20[ ]
Price to public	$[ ] (or [ ]%)
Underwriting discount	$[ ] (or [ ]%)
Proceeds to the issuing entity	$[ ] (or [ ]%)

The Class [A]/[B]/[C](20[ ]-[ ]) notes, or the “offered notes,” are a tranche of the Class [A]/[B]/[C] notes of the CHASEseries.

For a description of how the amount of interest payable on the Class [A]/[B]/[C](20[ ]-[ ]) notes is determined see “Transaction Summary” and “Summary—Interest” in this prospectus.

The assets of the issuing entity include:

•	Credit card receivables that arise in certain revolving credit card accounts owned by JPMorgan Chase Bank, National Association; and

•	Funds on deposit in the collection account, the excess funding account, the interest funding account, the principal funding account and the Class C reserve account.

The assets of the issuing entity may include in the future additional credit card receivables that arise in revolving credit card accounts owned by JPMorgan Chase Bank, National Association or by one of its affiliates.

Enhancement for the Class [A]/[B]/[C](20[ ]-[ ]) notes is provided in the form of outstanding subordinated notes as described in “Transaction Summary” and “Summary—Subordination, Credit Enhancement” [and the Class C Reserve Account as described in “Summary—[Class C Reserve Subaccount for the Offered Notes]”] in this prospectus.

The issuing entity is not now, and immediately following the issuance of the Class [A]/[B]/[C](20[ ]-[ ]) notes pursuant to the indenture will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly known as the “Volcker Rule.” In reaching this conclusion, although other statutory or regulatory exemptions under the Investment Company Act of 1940, as amended, and under the Volcker Rule and its related regulations may be available, the issuing entity has relied on the exemption from registration set forth in Rule 3a-7 under the Investment Company Act of 1940, as amended. See “Summary—Certain Investment Company Act Considerations” and “Certain Investment Company Act Considerations” in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class [A]/[B]/[C](20[ ]-[ ]) notes or determined if this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

Sole Lead Bookrunner

[Underwriter A]

Co-Managers

[Underwriter B]
[Underwriter C]
[Underwriter D]

*

[The Class [A]/[B]/[C](20[ ]-[ ]) notes will accrue interest at a floating rate based on the Benchmark, which will initially be Compounded SOFR, determined as described herein, plus a spread. If the sum of the Benchmark + [ ]% is less than 0.00% for any interest accrual period then the interest rate for the Class [A]/[B]/[C](20[ ]-[ ]) notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class [A]/[B]/[C](20[ ]-[ ]) notes, see “Transaction Summary” and “Summary—Interest,” For a description of how the Benchmark may change in certain situations after the expected issuance date, see “Summary—Interest—Effect of Benchmark Transition Event.”] [Note: For illustrative purposes, this prospectus contemplates that the Class [A]/[B]/[C](20[ ]-[ ]) notes will accrue interest at a floating rate based on Compounded SOFR. In a particular transaction where floating rate notes are offered, the floating rate of interest may be based on an alternative benchmark, including other SOFR-based rates. If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]

You should consider the discussion under “Risk Factors” beginning on page 23 of this prospectus before you purchase any Class [A]/[B]/[C](20[ ]-[ ]) notes.

The Class [A]/[B]/[C](20[ ]-[ ]) notes are obligations of the issuing entity only and are not interests in or obligations of JPMorgan Chase Bank, National Association, Chase Card Funding LLC, any of their affiliates or any other person or entity.

The Class [A]/[B]/[C](20[ ]-[ ]) notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

i

LEGAL MATTERS	159

WHERE YOU CAN FIND MORE INFORMATION	159

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	159

FORWARD-LOOKING STATEMENTS	160

GLOSSARY OF DEFINED TERMS	161

Annex I Other Outstanding Classes and Tranches	A-I-1

[Annex II Static Pool Information]	A-II-1

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the offered notes in any jurisdiction where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Information regarding certain entities that are not affiliates of JPMorgan Chase Bank, National Association, referred to in this prospectus as “JPMorgan Chase Bank,” or Chase Card Funding LLC, referred to in this prospectus as “Chase Card Funding,” has been provided in this prospectus. See in particular “The Issuing Entity—Owner Trustee,” “The Indenture Trustee and Collateral Agent—General” and “Asset Representations Reviewer.” References to “we” in this prospectus refer to Chase Card Funding and, where applicable or the context requires, to JPMorgan Chase Bank or the issuing entity.

J.P. Morgan Securities LLC, one of the underwriters of the offered notes, is a wholly owned subsidiary of JPMorgan Chase & Co., referred to in this prospectus as “JPMorgan Chase,” and an affiliate of JPMorgan Chase Bank, Chase Card Funding and Chase Issuance Trust, the issuing entity. See “Underwriting (Plan of Distribution, Proceeds and Conflicts of Interest).”

On May 18, 2019, referred to in this prospectus as the “Merger Date,” Chase Bank USA, National Association, referred to in this prospectus as “Chase USA,” was merged with and into JPMorgan Chase Bank with JPMorgan Chase Bank as the surviving entity. Prior to the Merger Date, Chase USA was the sponsor, originator, administrator and servicer of the issuing entity. As of the Merger Date, JPMorgan Chase Bank assumed and agreed to perform all covenants and obligations of Chase USA as sponsor, originator, administrator and servicer of the issuing entity. For a description of the activities of the surviving entity see “JPMorgan Chase Bank.”

Unless the context otherwise requires, all references to JPMorgan Chase Bank are to Chase USA for the period prior to the Merger Date.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

EU Securitization Regulation and UK Securitization Framework

Prospective noteholders should note that none of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, Computershare Trust Company, National Association, the underwriters of the offered notes or any of their respective affiliates makes any representation or agreement that it is undertaking or will have undertaken to ensure that it will comply with (a) European Union Regulation 2017/2402 (as amended, the “EU Securitization Regulation”) or (b) the United Kingdom Securitisation Regulations 2024 (SI 2024/102) (as amended by the Securitisation (Amendment) Regulations 2024 (SI 2024/705) and any further or additional amendments thereto) (“SR 2024”), together with (i) the securitisation sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority (“FCA”) (“SECN”), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority (“PRA”) (the “PRA Rulebook”) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) (the “UK Securitization Framework”). In particular, no such party will take or refrain from taking any action that may be required by any prospective investor or noteholder for the purposes of its compliance with any requirement of the EU Securitization Regulation or the UK Securitization Framework.

v

Consequently, the notes may not be a suitable investment for any person that is now or may in the future be subject to any requirement of the EU Securitization Regulation or the UK Securitization Framework. Prospective noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the offered notes for investment and compliance with the applicable EU Securitization Regulation or the UK Securitization Framework. If the regulatory treatment of an investment in the Notes is relevant to any investor’s decision whether or not to invest, the investor should make its own determination as to such treatment and for this purpose seek professional advice and consult its regulator.

For additional information regarding the EU Securitization Regulation and the UK Securitization Framework, see “Risk Factors—Other Legal and Regulatory Risks—Certain EEA-regulated and UK-regulated investors are subject to due diligence and risk retention requirements relating to the notes.”

Notice to Residents of the European Economic Area

This prospectus is not a prospectus for the purpose of the EU Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of the notes in any member state of the European Economic Area (“EEA”) will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make an offer in a EEA member state of the notes may only do so in circumstances in which no obligation arises for any of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, Computershare Trust Company, National Association, the underwriters of the offered notes or any of their respective affiliates to publish a prospectus pursuant to Article 3(1) of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation, in each case, in relation to such offer. None of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, Computershare Trust Company, National Association, the underwriters of the offered notes or any of their respective affiliates have authorized, nor do they authorize, the making of any offer of the notes in circumstances in which an obligation arises for any such person to publish a prospectus for such offer. The expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 as amended and includes any relevant implementing measure in any EEA member state.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any EEA Retail Investor. For these purposes, an “EEA Retail Investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 on insurance distribution (as amended) (the “EU Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the EU Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling the notes or otherwise making them available to any EEA Retail Investor may be unlawful under the EU PRIIPs Regulation.

Notice to Residents of the United Kingdom

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom (the “UK”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth companies, and other persons, falling within Article 49(2)(a) to (d) of the Order or (iv) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the offer of the notes may lawfully be communicated.

This prospectus is not a prospectus for the purpose of the Public Offers and Admissions to Trading Regulations 2024 (as amended, the “POATRs”) or the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook (as amended, the “PRM”) of the UK’s Financial Conduct Authority’s Handbook of rules and guidance (the “FCA Handbook”) or any other relevant provision of the FCA Handbook. This prospectus has been prepared on the basis that any offer of the notes in the UK will be made in circumstances falling within Part 1 of Schedule 1 to the POATRs. Accordingly, any person making or intending to make an offer of the notes in the UK may only do so in circumstances falling within Part 1 of Schedule 1 to the POATRs. None of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, Computershare Trust Company, National Association, the underwriters of the offered notes or any of their respective affiliates have authorized, nor do they authorize, the making of any offer of the notes in circumstances not falling within Part 1 of Schedule 1 to the POATRs.

Prohibition on Sales to UK Retail Investors

The notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any UK Retail Investor in the UK. For these purposes, a “UK Retail Investor” means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs.

Consequently, no key information document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the notes or otherwise making them available to UK Retail Investors has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any UK Retail Investor may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

TRANSACTION PARTIES AND DOCUMENTS

TRANSACTION SUMMARY

This Transaction Summary provides information on the notes offered by this prospectus, which are a tranche of the Class [A]/[B]/[C] notes of the CHASEseries. General descriptions of the CHASEseries and the Class [A]/[B]/[C] notes are also included in this prospectus. For a description of other outstanding classes and tranches of Class A, Class B and Class C CHASEseries notes, see “Annex I: Other Outstanding Classes and Tranches.”

Issuing Entity:	Chase Issuance Trust

Depositor and Transferor:	Chase Card Funding LLC or “Chase Card Funding”

Sponsor, Originator, Administrator [and][,] Servicer [and Calculation Agent]:	JPMorgan Chase Bank, National Association, “JPMorgan Chase Bank” or “sponsor”

Owner Trustee:	Wilmington Trust Company

Indenture Trustee and Collateral Agent:	Computershare Trust Company, National Association

Expected Issuance Date:	[ ] [ ], 20[ ]

Assets of the Issuing Entity:	Receivables originated in Visa and Mastercard accounts owned by JPMorgan Chase Bank, including recoveries on charged-off receivables and interchange†

Notes Offered by this Prospectus:	Class [A]/[B]/[C](20[ ]-[ ]) notes, or the “offered notes,” which are a tranche of the Class [A]/[B]/[C] notes of the CHASEseries

Principal Amount:	$[ ]*

Enhancement:	[Subordination of [the Class B notes and] the Class C notes] [Class C reserve subaccount]

[Class A Required Subordinated Amount of Class B Notes:]	[8.13953% of the adjusted outstanding dollar principal amount of the Class [A]/[B]/[C](20[ ]-[ ]) notes]

[Class A Required Subordinated Amount of Class C Notes:]	[8.13953% of the adjusted outstanding dollar principal amount of the Class [A]/[B]/[C](20[ ]-[ ]) notes]

[Class B Required Subordinated Amount of Class C Notes:]	[[ ]% of the adjusted outstanding dollar principal amount of the Class B(20[ ]-[ ]) notes]

Interest Rate:

[Benchmark plus]** [ ]% per annum[, with a minimum interest rate of 0.00%.]. [The calculation agent will calculate the amount of interest payable on the Class [A]/[B]/[C](20[ ]-[ ]) notes using the method described “Summary—Interest.” If the calculation agent has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the calculation agent will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “Summary—Interest—Effect of Benchmark Transition Event.”

Interest Accrual Method:	[Actual][30]/360

Interest Payment Dates:	Monthly on the 15th (unless the [15th] is not a business day, in which case it will be the next business day)‡

First Interest Payment Date:	[ ] [ ], 20[ ]

Scheduled Commencement of Accumulation Period:	[ ] [ ], 20[ ]

Scheduled Principal Payment Date:	[ ] [ ], 20[ ]

Legal Maturity Date:	[ ] [ ], 20[ ]

Price to Public:	$[ ] (or [ ]%)

Underwriting Discount:	$[ ] (or [ ]%)

Net proceeds from the sale of the Class [A]/[B]/[C](20[ ]-[ ]) notes net of estimated expenses:	$[ ] (or [ ]%)

CUSIP/ISIN:	[ ]/ [ ]

Annual Servicing Fee:	1.5% for so long as JPMorgan Chase Bank is the servicer and 2.00% in the event JPMorgan Chase Bank is no longer the servicer

Clearance and Settlement:	DTC/Clearstream Banking/Euroclear

†	Visa® is a registered trademark of Visa Inc. and Mastercard® is a registered trademark of Mastercard International Incorporated.
*	[Subject to increase.]
**

[The Class [A]/[B]/[C](20[ ]-[ ]) notes will accrue interest at a floating rate based on the Benchmark, which will initially be Compounded SOFR, determined as described herein, plus a spread. If the sum of the Benchmark + [ ]% is less than 0.00% for any interest accrual period then the interest rate for the Class [A]/[B]/[C](20[ ]-[ ]) notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class [A]/[B]/[C](20[ ]-[ ]) notes, see “Summary—Interest.” For a description of how the Benchmark may change in certain situations after the expected issuance date, see “Summary—Interest—Effect of Benchmark Transition Event.”] [Note: For illustrative purposes, this prospectus contemplates that the Class [A]/[B]/[C](20[ ]-[ ]) notes will accrue interest at a floating rate based on Compounded SOFR. In a particular transaction where floating rate notes are offered, the floating rate of interest may be based on an alternative benchmark, including other SOFR-based rates. If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]

x

SUMMARY

This summary does not contain all the information you may need to make an informed investment decision. You should read this entire prospectus before you purchase any of the offered notes.

Risk Factors

Investment in the Class [A]/[B]/[C](20[ ]-[ ]) notes involves risks, including business risks, legal and regulatory risks, and transaction structure risks, most of which could result in accelerated, delayed or reduced payments on your notes. We have summarized these risks below and described them more fully under the heading “Risk Factors,” beginning on page 23 in this prospectus. You should consider these risks carefully.

Business Risks Relating to JPMorgan Chase Bank’s Credit Card Business

•	JPMorgan Chase Bank’s businesses and customer satisfaction could be adversely affected by the failure or disruption of operational systems on which they depend.

•

A successful cyber attack affecting JPMorgan Chase Bank could cause significant harm to JPMorgan Chase Bank’s credit card origination and servicing activities, result in the loss of information or the disclosure or misuse of confidential or proprietary information, cause reputational harm and/or reduce the rate at which new receivables are generated and repaid, and consequently have an adverse impact on the timing and amount of payments on your notes.

•	JPMorgan Chase Bank’s operations, results, competitive standing and customer satisfaction could be adversely affected by the development of advanced technologies such as AI.

•

Competition in the credit card industry may result in a decline in JPMorgan Chase Bank’s ability to generate new credit card receivables and this may result in the payment of principal earlier or later than the scheduled principal payment date.

•

Payment patterns of cardholders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal or receipt of payment of principal earlier or later than expected.

•

JPMorgan Chase Bank may change the terms of the revolving credit card accounts in a way that reduces, accelerates or slows collections, and these changes may result in reduced, accelerated or delayed payments on your notes.

•

Yield and payments on the assets in the issuing entity could decrease, resulting in the receipt of principal payments earlier or later than the scheduled principal payment date or the occurrence of an early amortization event.

•	The effects of climate change could adversely impact the timing and amount of payments on your notes.

Insolvency and Security Interest Risks

•	If a conservator or receiver is appointed for JPMorgan Chase Bank, delays or reductions in payment of your notes could occur.

•	Some liens may be given priority over your notes which could cause your receipt of payments to be delayed or reduced.

Other Legal and Regulatory Risks

•	Regulatory action could cause delays or reductions in payment of your notes to occur.

•

Changes to consumer protection laws may impede collection efforts, alter timing and amount of collections and reduce the yield on the pool of credit card receivables which may result in acceleration of or reduction in payments on your notes.

•	Financial regulatory reforms could have a significant impact on the issuing entity, Chase Card Funding or JPMorgan Chase Bank.

•	The sponsor, servicer, transferor and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

•	Legal proceedings may have a negative impact on JPMorgan Chase Bank which in turn could have a negative impact on Chase Card Funding and the issuing entity.

•	Certain EEA-regulated and UK-regulated investors are subject to due diligence and risk retention requirements relating to the notes.

Transaction Structure Risks

•	[Risks relating to the use of Compounded SOFR as the Benchmark.]

•	The note interest rate and the credit card receivables interest rate may re-set at different times or fluctuate differently, which could result in a delay or reduction in payments on your notes.

•	Allocations of the default amount and reallocation of principal collections could result in a reduction in payment on the subordinated notes.

•	If JPMorgan Chase Bank or Chase Card Funding breaches representations and warranties relating to the credit card receivables, payments on your notes may be reduced.

•	Class [A]/[B]/[C] notes can lose the benefit of subordination under some circumstances resulting in delayed or reduced payments to you.

•

The composition of the assets in the issuing entity may change, which may decrease the credit quality of the assets securing the offered notes, which in turn could cause your receipt of payments of principal and interest to be reduced, delayed or accelerated.

•

JPMorgan Chase Bank may not be able to generate new credit card receivables or designate new revolving credit card accounts when required, which could result in an acceleration of or reduction in payments on your notes.

•

The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

•

The certification provided by the chief executive officer of the depositor does not guarantee that the securitization will produce expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the offered notes in accordance with their terms as described in this prospectus.

•	Issuance of additional notes may affect the timing and amount of payments to you.

•	Some customers may provide information that is inaccurate or intentionally false during the underwriting process.

•	The underwriting, risk management and servicing efforts of JPMorgan Chase Bank may not be effective.

•	The rate of collections on delinquent accounts may not be consistent over time and variations in this rate may lead to significant increases in the rate of charge-offs.

•	You may have limited or no ability to control actions under the indenture.

•	If an event of default occurs, your remedies may be limited and you may not receive full payment of principal and accrued interest.

•	JPMorgan Chase Bank’s review of the pool asset disclosure in this prospectus does not provide absolute certainty that the pool asset disclosure is accurate in all material respects.

General Risk Factors

•	There is no public market for the offered notes. As a result you may be unable to sell your notes or the price of the offered notes may suffer.

•	If your notes are repaid prior to the scheduled principal payment date, you may not be able to reinvest your principal in a comparable security.

•	A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the liquidity or the market value of your notes.

The Issuing Entity

Chase Issuance Trust, a Delaware statutory trust, is the issuing entity for the offered notes and is also referred to in this prospectus as the “issuing entity.”

The Depositor and Transferor

Chase Card Funding LLC is the depositor into the issuing entity and is referred to in this prospectus as “Chase Card Funding.” Chase Card Funding also is the transferor and holds the transferor certificate of the issuing entity.

The Sponsor, Originator, Servicer and Administrator

JPMorgan Chase Bank, National Association is the sponsor of the issuing entity and is referred to in this prospectus as “JPMorgan Chase Bank” or “sponsor.” JPMorgan Chase Bank is also the originator and the servicer of all credit card receivables transferred to the issuing entity and will provide all administrative services on behalf of the issuing entity. JPMorgan Chase Bank is the sole member of Chase Card Funding.

[JPMorgan Chase Bank will also act as the calculation agent for the issuing entity in connection with the notes. In its capacity as calculation agent, JPMorgan Chase Bank, or one of its affiliates as its designee, will calculate the amount of interest payable on the notes for each interest period.]

On May 18, 2019, referred to in this prospectus as the “Merger Date,” Chase Bank USA, National Association, referred to in this prospectus as “Chase USA,” was merged with and into JPMorgan Chase Bank with JPMorgan Chase Bank as the surviving entity. Prior to the Merger Date, Chase USA was the sponsor, originator, administrator and servicer of the issuing entity and the sole member of Chase Card Funding. As of the Merger Date, JPMorgan Chase Bank assumed and agreed to perform all covenants and obligations of Chase USA as sponsor, originator, administrator and servicer of the issuing entity. For a description of the activities of the surviving entity see “JPMorgan Chase Bank.”

JPMorgan Chase Bank has outsourced certain servicing activities to unaffiliated third parties. For information about the unaffiliated third party vendor that provides these services, see “Servicing of the Receivables—Outsourcing of Servicing.”

Indenture Trustee and Collateral Agent

Computershare Trust Company, National Association is the indenture trustee under the indenture and the collateral agent under the asset pool one supplement and is referred to in this prospectus as “CTCNA” or “indenture trustee.”

Under the terms of the indenture and the asset pool one supplement, the roles of the indenture trustee and the collateral agent are limited. As of December 16, 2024, CTCNA is acting as the Indenture Trustee and Collateral Agent under the Indenture. See “The Indenture Trustee and Collateral Agent.”

Asset Representations Reviewer

FTI Consulting, Inc. is the asset representations reviewer under the asset representations review agreement and is referred to in this prospectus as the “asset representations reviewer.” See “Asset Representations Reviewer.”

Assets of the Issuing Entity

The assets of the issuing entity include:

•

credit card receivables arising in certain revolving credit card accounts owned by JPMorgan Chase Bank that meet the eligibility criteria for, and have been designated for, inclusion in the issuing entity; and

•	funds on deposit in the collection account, the excess funding account, the interest funding account, the principal funding account and the Class C reserve account.

For a description of JPMorgan Chase Bank’s revolving credit card accounts, see “JPMorgan Chase Bank’s Credit Card Portfolio.”

The composition of the issuing entity’s assets will likely change over time due to:

•	the designation of additional revolving credit card accounts to have their credit card receivables included in the issuing entity;

•	the removal of revolving credit card accounts included in the trust portfolio; and

•	changes in the composition of the credit card receivables in the issuing entity.

See “Sources of Funds to Pay the Notes—Addition of Assets.”

Composition of Issuing Entity Receivables

As of [  ] [ ], 20[ ]:

•	the Issuing Entity Receivables included $[ ] of total receivables;

•	the accounts in the trust portfolio had an average total receivables balance of $[ ], including accounts with a zero balance, and had an average credit limit of $[ ];

•	the percentage of the aggregate total receivables balance in the Issuing Entity Receivables to the aggregate total credit limit was [ ]%;

•	the average age of the accounts, the receivables of which are in the Issuing Entity Receivables, was approximately [ ] months;

•	for the [ ] 20[ ]monthly period, [ ]% of the accounts in the trust portfolio received the minimum payment due and [ ]% of the accounts in the trust portfolio received a full balance payment; and

•

of the accounts in the trust portfolio, approximately [  ]% related to cardholders with billing addresses in [   ], [  ]% in [   ], [  ]% in [   ], [  ]% in [  ] and [  ]% in [  ]; no other single state represented more than 5% of the accounts in the trust portfolio. Because the largest number of accountholders (based on billing addresses) whose accounts were included in the trust portfolio were in [   ], [  ], [   ], [  ] and [   ], adverse economic, financial, social or environmental conditions affecting accountholders residing in these states could affect timely payment by the related accountholders of amounts due on the accounts and, accordingly, the actual rates of delinquencies and losses with respect to the issuing entity.

See “JPMorgan Chase Bank’s Credit Card Portfolio—Composition of Issuing Entity Receivables” for more detailed portfolio information on the assets of the issuing entity.

Exceptions to Underwriting Criteria

Unless the context otherwise requires, all references to JPMorgan Chase Bank are to Chase USA for the period prior to the Merger Date.

JPMorgan Chase Bank uses manual credit decision-making as part of the underwriting process to supplement its automated underwriting, primarily (1) when it believes an experienced lender’s review would enhance the credit decision-making, (2) when additional information is needed, and/or (3) under specific circumstances, such as when fraud concerns are present. Based on a review of the manual credit decisions made during the three calendar months ended [ ] [ ], 20[ ], the number of accounts in the trust portfolio identified with exceptions to JPMorgan Chase Bank’s underwriting process and criteria in effect during that time period as a percentage of the total number of accounts in the trust portfolio was [less than 0.1]%.

See “JPMorgan Chase Bank’s Credit Card Portfolio—Underwriting Criteria and Process” and “JPMorgan Chase Bank’s Credit Card Portfolio— Compliance with Underwriting Criteria” for a description of JPMorgan Chase Bank’s underwriting criteria and the process for reviewing for any deviations from the disclosed underwriting criteria.

Securities Offered by this Prospectus

The issuing entity is offering by this prospectus the Class [A]/[B]/[C](20[ ]-[ ]) notes, also referred to in this prospectus as the “offered notes.” The offered notes will be issued pursuant to the indenture between the issuing entity and CTCNA, as indenture trustee and the asset pool one supplement, the CHASEseries indenture supplement and the applicable terms document, each between the issuing entity and CTCNA, as indenture trustee and collateral agent.

So long as there is sufficient credit enhancement and the required transferor amount and the minimum pool balance requirements have been satisfied, additional classes and tranches of notes may be issued on any date without notice to, or the consent of, the holders of any outstanding notes, including the offered notes.

Use of Proceeds

[The] [A portion of the] proceeds from the sale of the offered notes will be used to make deposits to the Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $[   ] and the remaining proceeds, in the amount of $[   ] before deduction of issuance expenses, will be paid by the issuing entity to Chase Card Funding. The estimated expenses are $[   ]. Therefore, the proceeds, net of the deposits to the Class C reserve subaccounts and issuance expenses, will be approximately $[   ]. Chase Card Funding will use such proceeds for the general purposes of Chase

Card Funding, including the repayment of amounts owed to JPMorgan Chase Bank. Expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds will be approximately $[  ].

Series, Classes and Tranches of Notes

The offered notes are a tranche of the Class [A]/[B]/[C] notes of the CHASEseries. “CHASEseries” is a designation for a series of notes issued and to be issued by the issuing entity pursuant to the indenture, the asset pool one supplement and the CHASEseries indenture supplement.

The offered notes have, and each other tranche of notes has, a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount. The initial stated principal amount of the offered notes is the principal amount specified in “Transaction Summary.” For a description of how to determine, as of any date, the outstanding dollar principal amount and the nominal liquidation amount of the offered notes, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount.”

Tranches of notes within a class of CHASEseries notes may be issued on different dates and have different stated principal amounts, interest rates, interest payment dates, scheduled principal payment dates, legal maturity dates and other varying characteristics.

The scheduled principal payment dates and the legal maturity dates of the tranches of senior and subordinated notes will in most cases be different. Some tranches of subordinated notes may have scheduled principal payment dates and legal maturity dates earlier than the offered notes or all of the tranches of senior notes. However, tranches of subordinated notes will not be repaid before their legal maturity dates unless, after payment of those tranches of subordinated notes, the remaining tranches of subordinated notes provide the required enhancement for the senior notes. In addition, tranches of senior notes will not be issued unless after issuance there are sufficient outstanding subordinated notes to provide the required subordinated amount for all outstanding tranches of senior notes. See “The Notes—Issuances of New Series, Classes and Tranches of Notes.”

See “Annex I: Other Outstanding Classes and Tranches” for additional information on other outstanding notes issued, or expected to be issued, on or prior to the issuance of the offered notes, by the issuing entity. Other series of notes secured by the assets in asset pool one may be issued by the issuing entity in the future.

Interest

[Floating Rate:

Interest on the offered notes will equal the product of:

•	the interest rate for the offered notes for the applicable interest period; times

•	(x) the actual number of days in the applicable interest period, divided by (y) 360; times

•

the outstanding dollar principal amount of the offered notes as of the close of business on the last interest payment date or, for the first interest payment, the outstanding dollar principal amount of the offered notes as of the issuance date.

The notes will bear interest at a floating annual rate equal to the Benchmark, which will initially be Compounded SOFR, determined as described below, plus a spread of [ ]% per annum. Interest on the notes will be paid monthly in arrears on the 15th day of each calendar month, beginning on [    ]. If the interest rate so calculated is less than 0.00% for any interest period, then the interest rate for the notes for such interest period will be deemed to be 0.00%.

For purpose of the notes:

“Benchmark” means, initially, Compounded SOFR; provided, that if JPMorgan Chase Bank, or its designee (as defined below), determines on or prior to the applicable Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Compounded SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement (as defined below).

“Reference Time” with respect to any determination of the Benchmark for the notes means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time (as defined below) and (2) if the Benchmark is not Compounded SOFR, the time determined by JPMorgan Chase Bank, or its designee, after giving effect to the Benchmark Replacement Conforming Changes (as defined below).

For the purpose of calculating the interest due on the notes for each interest period when the Benchmark is Compounded SOFR:

“Compounded SOFR” means the rate for all or part of an interest period that is a rate of return of a daily compounded interest investment calculated in accordance with the formula below, with the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (0.00000005, or 0.000005%, being rounded upwards):

where:

•	“d0”, for any observation period, means the number of U.S. Government Securities Business Days in the relevant observation period;

•

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant observation period;

•	“SOFRi”, for any day “i” in the relevant observation period, is equal to SOFR in respect of that day “i”;

•	“ni” means the number of calendar days from and including the U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i + 1”); and
•	“d” is the number of calendar days in the relevant observation period.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the spread of [ ]% per annum.

The following definitions apply to the foregoing definition of Compounded SOFR:

•

“observation period” means, in respect of each interest period for the notes, the period from, and including, the date five U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date five U.S. Government Securities Business Days preceding the Interest Payment Date for such interest period.

•

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. Government securities.

“SOFR” means, with respect to any interest reset date for the notes, the rate determined in accordance with the following provisions:

(1)

the Secured Overnight Financing Rate published with respect to such interest reset date as such rate appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”).

(2)

if the rate specified in (1) above does not so appear, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator’s Website.

The following definitions apply to the foregoing definition of SOFR:

•	“interest reset date” means each U.S. Government Securities Business Day during an observation period.

•	“SOFR Administrator” means the Federal Reserve Bank of New York, is referred to in this prospectus as “FRBNY” (or a successor administrator of the Secured Overnight Financing Rate).

•	“SOFR Administrator’s Website” means the website of the SOFR Administrator, or any successor source.

For the avoidance of doubt, for the purposes of calculating the interest due on the notes for each interest period, SOFR applicable to any day during any such interest period if such day is not a U.S. Government Securities Business Day will be the rate with respect to the immediately preceding interest reset date. The interest payable on the notes for any interest period will be calculated as of the date five U.S. Government Securities Business Days before the Interest Payment Date for that interest period.

Notwithstanding the foregoing, if JPMorgan Chase Bank or its designee determines on or prior to the relevant Reference Time for the notes that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Compounded SOFR or the then-current Benchmark at any time when the notes are outstanding, then the provisions set forth below under the heading “ —Effect of Benchmark Transition Event,” which are referred to in this prospectus as the benchmark transition provisions, will thereafter apply to all determinations of the interest rate on the notes.

In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the notes will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and the spread of [ ]% per annum.

If the maturity date of the notes falls on a day that is not a business day, payment of principal and interest with respect to the notes will be paid on the next business day with the same force and effect as if made on such maturity date, and no interest on that payment will accrue from and after that maturity date. In the event that any interest payment date for the notes would otherwise fall on a day that is not a business day, that interest payment date will be postponed to the next day that is a business day and interest will accrue to, but excluding, the date interest is paid. However, if the postponement of any such interest payment date (other than any interest payment date falling on the maturity date) would cause the day to fall in the next calendar month, that interest payment date will instead be brought forward to the immediately preceding business day.

The interest rate on the notes will in no event be higher than the maximum rate permitted by applicable law. In addition, when calculating Compounded SOFR for any interest period with respect to the notes, if SOFR attributable to a particular day during that interest period is negative, then the amount of interest attributable to that day may be less than zero; provided, that in no event will the amount of interest payable on the notes for any interest period be less than zero.

JPMorgan Chase Bank, or any other firm appointed by it (which may be one of its affiliates), will act as the calculation agent with respect to the notes. All calculations by the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on the issuing entity, the owner trustee, the indenture trustee and the holders of the notes. The calculation agent will, upon the request of the holder of any notes, provide the interest rate then in effect with respect to any interest period.

Effect of Benchmark Transition Event

•

Benchmark Replacement: If JPMorgan Chase Bank or its designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred on or prior to the Reference Time for the notes in respect of any determination of the applicable Benchmark on any date, then the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

•

Benchmark Replacement Conforming Changes: In connection with the implementation of a Benchmark Replacement, JPMorgan Chase Bank or its designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

As used herein:

•	“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by JPMorgan Chase Bank or its designee as of the Benchmark Replacement Date:

(1)

the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate rate that has been selected by JPMorgan Chase Bank or its designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

•	“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by JPMorgan Chase Bank or its designee as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by JPMorgan Chase Bank or its designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

•

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “interest period,” “observation period,” and “interest reset date,” timing and frequency of determining rates with respect to each applicable interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that JPMorgan Chase Bank or its designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if JPMorgan Chase Bank or its designee decides that adoption of any portion of such market practice is not administratively feasible or if JPMorgan Chase Bank or its designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as JPMorgan Chase Bank or its designee determines is reasonably necessary).

•	“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)

in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein. For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

•	“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative. “Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

•	“designee” means any party appointed by JPMorgan Chase Bank (which may be one of its affiliates) to make specified determinations, decisions or elections under these benchmark transition provisions.

•

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

•

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

•

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

•	“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

•	“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

The terms “Benchmark” and “Reference Time” have the meanings set forth above under the heading “Benchmark” and the term “SOFR” has the meaning set forth above under the heading “Determination of Compounded SOFR.”

Determinations, Decisions and Elections: JPMorgan Chase Bank is expressly authorized to make certain determinations, decisions and elections under the terms of the notes, including under the benchmark transition provisions. In addition, JPMorgan Chase Bank is authorized to appoint a designee (which may be one of its affiliates) to make certain of those determinations, decisions and elections, including any determination that a Benchmark Transition Event and its related Benchmark Replacement have occurred, and the related determinations of the Benchmark Replacement and Benchmark Replacement Adjustment. Any determination, decision or election that may be made by JPMorgan Chase Bank or by its designee (including by any affiliate acting as its designee) under the terms of the notes, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	if made by JPMorgan Chase Bank, will be made in its sole discretion;

•

if made by a designee of JPMorgan Chase Bank, will be made after consultation with JPMorgan Chase Bank, and the designee will not make any such determination, decision or election to which JPMorgan Chase Bank reasonably objects; and

•	notwithstanding anything to the contrary in the indenture or the notes, shall become effective without consent from the holders of those notes or any other party.

If JPMorgan Chase Bank appoints a designee to make any determination, decision or election under the terms of the notes and that designee fails to make any required determination, decision or election, then JPMorgan Chase Bank will make that determination, decision or election on the same basis as described above.]

[Fixed Rate:

Interest on the offered notes will equal the product of:

•	the interest rate for the offered notes for the applicable interest period; times

•	(x) the number of days in the applicable interest period based on a 360-day year of twelve 30-day months, divided by (y) 360; times
•

the outstanding dollar principal amount of the offered notes as of the close of business on the last interest payment date or, for the first interest payment, the outstanding dollar principal amount of the offered notes as of the issuance date.

Each interest period will begin on and include an interest payment date and end on but exclude the next interest payment date. However, the first interest period will begin on and include the issuance date and end on but exclude the first interest payment date. Each of the expected issuance date, the interest rate, the first interest payment date and the interest accrual method for the offered notes is specified in “Transaction Summary.”] See “The Notes — Interest” for more information.

The issuing entity will make interest payments on the offered notes on the dates specified in “Transaction Summary.” Interest payments due on a day that is not a business day in New York, New York, Wilmington, Delaware or Minneapolis, Minnesota will be made on the following business day.

Principal

The issuing entity expects to pay the stated principal amount of the offered notes in one payment on the scheduled principal payment date, and is obligated to do so if funds are available on that date for that purpose. If the stated principal amount of the offered notes is not paid in full on the scheduled principal payment date due to insufficient funds, noteholders will generally not have any remedies against the issuing entity until the legal maturity date of the offered notes. The timing of payment of the stated principal amount for the offered notes, including the scheduled principal payment date and the legal maturity date, is specified in “Transaction Summary.”

If the stated principal amount of the offered notes is not paid in full on the scheduled principal payment date, then, subject to the principal payment rules described in “ —Subordination, Credit Enhancement” and “ —Required Subordinated Amount,” an early amortization event with respect to the offered notes will occur and principal and interest payments on the offered notes will be made monthly until they are paid in full or the legal maturity date occurs, whichever is earlier. Principal of the offered notes may be paid earlier than the scheduled principal payment date for the offered notes if an early amortization event or an event of default and acceleration occurs with respect to the offered notes. See “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events” and “The Notes—Events of Default.”

Revolving Period

The revolving period for the offered notes is the period from the issuance date through the beginning of the amortization period or accumulation period. The accumulation period is generally scheduled to begin twelve whole calendar months before the scheduled principal payment date. The accumulation period for the offered notes is scheduled to commence on the date specified in “Transaction Summary.” Under certain circumstances, the accumulation period length for the offered notes may be shortened by the servicer so long as there is at least one targeted deposit. For a description of when and how the accumulation period may be shortened see “The Notes—Revolving Period.”

Receivables arising in additional accounts may be added to the issuing entity at any time or receivables arising in designated accounts may be removed from the issuing entity at any time. There is no minimum or maximum amount of additional accounts that may be added during the revolving period for the offered notes but all accounts must meet the requirements for addition described in “Sources of Funds to Pay the Notes—Addition of Assets.”

Chase Card Funding will be permitted to designate for removal from the issuing entity, require release from the lien in favor of the trust and require reassignment to it, of credit card receivables arising under revolving credit card accounts only upon satisfaction of certain conditions as described in “Sources of Funds to Pay the Notes—Removal of Assets.”

Transferor Amount

The interest in the issuing entity not securing any series, class or tranche of notes is the “transferor amount.” The interest representing the transferor amount will be held by Chase Card Funding or an affiliate. The transferor amount does not provide credit enhancement to the offered notes or to any other tranche of notes.

The transferor amount will increase or decrease based on a variety of factors including:

•

increases and decreases in the principal amount of the assets included in the issuing entity, including the amount of principal receivables, without a corresponding increase or decrease in the nominal liquidation amount of any notes;

•	the issuance of a new series, class or tranche of notes by the issuing entity, assuming there is not a corresponding increase in the principal amount of the assets included in the issuing entity;

•	changes in the amount on deposit in the excess funding account; and

•

reductions in the nominal liquidation amount of any series, class or tranche of notes due to payments of principal on those notes or a deposit to the principal funding account with respect to those notes.

See “Sources of Funds to Pay the Notes—Transferor Amount.”

Required Transferor Amount

The issuing entity has a minimum transferor amount requirement called the “required transferor amount.” The required transferor amount for any month will equal the product of the amount of principal receivables included in the issuing entity for that month and the required transferor amount percentage. The required transferor amount percentage is currently 5%.

If, for any month, the transferor amount is less than the required transferor amount, Chase Card Funding, as transferor, will be required to transfer additional credit card receivables to the issuing entity. When Chase Card Funding’s obligation to the issuing entity is triggered, JPMorgan Chase Bank will be required to designate additional credit card accounts from which receivables would be transferred to Chase Card Funding.

If JPMorgan Chase Bank is unable to either designate additional credit card accounts from which receivables would be transferred or Chase Card Funding fails to transfer the credit card receivables in the additional credit card accounts conveyed to it by JPMorgan Chase Bank, an early amortization event will occur with respect to the notes.

See “Sources of Funds to Pay the Notes—Required Transferor Amount” and “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

Minimum Pool Balance

In addition to the required transferor amount requirement, the issuing entity has a minimum pool balance requirement. The minimum pool balance for any month will equal the sum of (1) for all notes in their revolving period, the sum of the nominal liquidation amounts of those notes as of the close of business on the last day of that month and (2) for all notes in their amortization period, the sum of the nominal liquidation amounts of those notes as of the close of business as of the last day of the most recent revolving period for each of those notes, excluding any notes that will be paid in full or that will have a nominal liquidation amount of zero on their applicable payment date in the following month.

If, for any month, the pool balance is less than the minimum pool balance, Chase Card Funding will be required to transfer additional credit card receivables to the issuing entity as described in “Sources of Funds to Pay the Notes—Addition of Assets.” When Chase Card Funding’s obligation to the issuing entity is triggered, JPMorgan Chase Bank will be required to designate additional credit card accounts from which receivables would be transferred to Chase Card Funding.

If JPMorgan Chase Bank is unable to either designate additional credit card accounts from which receivables would be transferred or Chase Card Funding fails to transfer the credit card receivables in the additional credit card accounts conveyed to it by JPMorgan Chase Bank, an early amortization event will occur with respect to the notes. See “Sources of Funds to Pay the Notes—Minimum Pool Balance” and “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

Risk Factors

Investment in the offered notes involves risks. You should consider carefully the risk factors beginning on page 23 in this prospectus.

Servicing Fee

As compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer for the issuing entity, JPMorgan Chase Bank is entitled to receive a servicing fee each month for the credit card receivables included in the issuing entity.

The servicing fee for the issuing entity is generally equal to one-twelfth of the product of 1.50% per annum for so long as JPMorgan Chase Bank is the servicer and 2.00% per annum in the event JPMorgan Chase Bank is no longer the servicer, times the principal receivables in the issuing entity as of the close of business on the last day of the prior monthly period.

The portion of the servicing fee allocated to the noteholders will be paid from available finance charge collections after they have been applied to make deposits for payments of interest on the notes, if any, as described in “Deposit and Application of Funds in the Issuing Entity—Application of Available Finance Charge Collections.”

See “Servicing of the Receivables—Payment of Fees and Expenses; Servicing Compensation.”

Asset Representations Reviewer Fees

The asset representations reviewer will be entitled to a one-time upfront fee and an annual fee. Payment of the asset representations reviewer’s fees will be made by JPMorgan Chase Bank, as sponsor.

Nominal Liquidation Amount

If the nominal liquidation amount of the offered notes is less than the adjusted outstanding dollar principal amount of the offered notes, principal of and interest on the offered notes may not be paid in full. If the nominal liquidation amount of the offered notes has been reduced, the amount of principal collections and finance charge collections allocated to the notes to pay principal of and interest on the offered notes will be reduced.

For a more detailed discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount.”

Available Finance Charge Collections and Application

Available finance charge collections consist of the finance charge collections allocated to the notes, investment earnings on amounts on deposit in the collection account, the excess funding account, the principal funding account and the interest funding account of the notes, segregated finance charge collections allocated to the notes to cover earning shortfalls on funds on deposit in the principal funding account, any shared excess available finance charge collections from other series in shared excess available finance charge collections group allocated to the notes, and any amounts to be treated as available finance charge collections pursuant to any terms document. Each month, the indenture trustee, at the direction of the servicer, will apply available finance charge collections for the prior month as described in “Deposit and Application of Funds in the Issuing Entity—Application of Available Finance Charge Collections,” and according to the diagram that follows.

Application of Available Principal Collections

The available principal collections consist of the sum of the principal collections allocated to the notes, payments for principal under any supplemental credit enhancement agreement for tranches of notes, any amounts of available finance charge collections available to cover the default amount or any deficits in the nominal liquidation amount of the notes and any shared excess available principal collections allocated to the notes. Each month, the indenture trustee, at the direction of the servicer, will apply available principal collections for the prior month as described in “Deposit and Application of Funds in the Issuing Entity—Application of Available Principal Collections,” and according to the diagram that follows.

Subordination, Credit Enhancement

The payment of principal and interest on subordinated notes will be subordinated to the payment of principal of and interest on senior notes.

Principal collections allocated to subordinated notes may be reallocated to pay interest on senior notes or the portion of the servicing fee allocable to the senior notes. These reallocations will reduce the nominal liquidation amount of the subordinated notes. In addition, the nominal liquidation amount of the subordinated notes will generally be reduced for charge-offs resulting from any uncovered default amount allocated to the notes prior to any reductions in the nominal liquidation amount of the offered notes. Charge-offs resulting from any uncovered default amount allocated to the notes will initially be allocated to each tranche pro rata based upon each tranche’s nominal liquidation amount. These charge-offs will then be reallocated from tranches of senior notes to tranches of subordinated notes to the extent credit enhancement in the form of subordination is still available to those tranches of senior notes.

In addition, principal collections allocated to the subordinated notes will first be used to fund targeted deposits to the principal funding subaccounts of senior notes before being applied to the principal funding subaccounts of subordinated notes.

A tranche of subordinated notes that reaches its scheduled principal payment date, or that has an early amortization event, event of default and acceleration, or an optional redemption, will not be paid to the extent that that tranche is necessary to provide the required subordination for tranches of senior notes. If a tranche of subordinated notes cannot be paid because of the subordination provisions of the senior notes, prefunding of the principal funding subaccounts for tranches of senior notes will begin as described in this prospectus under “Deposit and Application of Funds in the Issuing Entity—Targeted Deposits of Available Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account of Senior Notes” and “Deposit and Application of Funds in the Issuing Entity—Limit of Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayment of all Tranches.” After that time, that tranche of subordinated notes will be paid only to the extent that:

•

the principal funding subaccounts for the tranches of senior notes are prefunded to an appropriate level such that none of the tranches of subordinated notes that have reached their scheduled principal payment date are necessary to provide the required subordination; or

•

new tranches of subordinated notes are issued so that the tranches of subordinated notes that have reached their scheduled principal payment date are no longer necessary to provide the required subordination; or

•

enough tranches of senior notes are repaid so that the tranches of subordinated notes that have reached their scheduled principal payment date are no longer necessary to provide the required subordination; or

•	the tranches of subordinated notes reach their legal maturity date.

On the legal maturity date of a tranche of notes, principal collections, if any, allocated to that tranche and proceeds from any sale of credit card receivables will be paid to the noteholders of that tranche, even if that payment would reduce the amount of available subordination below the required subordination for the senior notes.

Required Subordinated Amount

[The Class A required subordinated amount of Class C notes for the offered notes is the percentage of the adjusted outstanding dollar principal amount of the offered notes specified in “Transaction Summary.” The Class A required subordinated amount of Class B notes for the offered notes is the percentage of the adjusted outstanding dollar principal amount of the offered notes specified in “Transaction Summary.”]

[The Class B required subordinated amount of Class C notes for the offered notes will generally be an amount equal to the product of:

•	the sum of :

•	a fraction, the numerator of which is equal to the sum of the Class A required subordinated amount of Class C notes for all outstanding tranches of Class A notes for which the Class A required subordinated amount of Class B notes is greater than zero and the denominator of which is equal to the adjusted outstanding dollar principal amount of all outstanding Class B notes, including the offered notes, and

•

a product of (1) a percentage specified in “Transaction Summary” and (2) a fraction, the numerator of which is an amount, not less than zero, equal to the adjusted outstanding dollar principal amount of all outstanding Class B notes, [including the offered notes,] minus the Class A required subordinated amount of Class B notes for all outstanding tranches of Class A notes for which the Class A required subordinated amount of Class B notes is greater than zero and the denominator of which is equal to the adjusted outstanding dollar principal amount of all outstanding Class B notes, including the offered notes, and

•	the adjusted outstanding dollar principal amount of the offered notes.]

The percentage and methodology for calculating the required subordinated amount for the offered notes and other tranches of senior notes may change without notice to, or the consent of, any noteholders if each applicable note rating agency confirms that the change will not cause a reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes and the issuing entity has delivered to each applicable note rating agency and the indenture trustee an opinion that the change will not have certain adverse tax consequences for holders of outstanding notes.

The required subordinated amount of subordinated notes of other Class [A] [B] notes may be different from the percentage specified for the tranche of Class [A] [B] notes being offered hereby, as described in “Transaction Summary.”]

[Class C Reserve Subaccount for the Offered Notes]

[In connection with the issuance of the offered notes, the issuing entity will establish a Class C reserve subaccount to provide credit enhancement solely for the holders of this tranche of Class C notes. The level of funding in the Class C reserve subaccount depends on the level of the three-month average excess spread percentage as described in the table below and whether an early amortization event or event of default has occurred. The amount targeted to be on deposit in the Class C reserve subaccount for the offered notes, on the issuance date, is $[   ].

The excess spread percentage for a month is determined by subtracting the base rate from the portfolio yield for that month. See “Glossary of Defined Terms” for a description of the base rate and portfolio yield.

Funds on deposit in the Class C reserve subaccount will be available to holders of the offered notes to cover shortfalls of interest payable on interest payment dates for the offered notes. Funds on deposit in the Class C reserve subaccount will also be available to holders of the offered notes to cover certain shortfalls in principal. Only the holders of the offered notes will have the benefit of the Class C reserve subaccount and holders of the offered notes will not have the benefit of the Class C reserve subaccount established for any other tranche of Class C notes. See “Deposit and Application of Funds in the Issuing Entity—[Withdrawals from the Class C Reserve Account].”

The following table indicates the amount required to be on deposit in the Class C reserve subaccount for the offered notes. The amount targeted to be on deposit with respect to any month on the note transfer date in the following month is equal to the funding percentage corresponding to the three-month average excess spread percentage as indicated in the following table, times the initial outstanding dollar principal amount of all CHASEseries notes, excluding any CHASEseries notes that will be paid in full or that will have a nominal liquidation amount of zero on the applicable payment date in the following month, times the nominal liquidation amount of the offered notes, excluding the amount deposited with respect to the targeted principal deposit amount for that month on the applicable note transfer date for the offered notes in the following month, divided by the nominal liquidation amount of all Class C notes, excluding the amount deposited with respect to the targeted principal deposit amount for that month on the applicable note transfer date for all tranches of Class C notes.

Three-month average excess spread percentage	Funding percentage
4.50% or greater	[	]%
4.00% to 4.49%	[	]%
3.50% to 3.99%	[	]%
3.00% to 3.49%	[	]%
2.50% to 2.99%	[	]%
2.00% to 2.49%	[	]%
0.00% to 1.99%	[	]%
less than 0.00%	[	]%

The amount targeted to be on deposit in the Class C reserve subaccount will be determined monthly based on the percentages specified in the table above as the three-month average excess spread percentage rises or falls, the initial dollar principal amount of all outstanding CHASEseries notes and the nominal liquidation amount of the offered notes relative to the nominal liquidation amount of other Class C notes. The amount targeted to be on deposit in the Class C reserve subaccounts of other Class C notes may be different from the amount specified for the offered notes.

The percentage and methodology for calculating the amount targeted to be on deposit in a Class C reserve subaccount may change without the consent of any noteholders if each applicable note rating agency confirms that the change will not cause a reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes and the issuing entity has delivered to each applicable note rating agency and the indenture trustee an opinion that the change will not have certain adverse tax consequences for holders of the outstanding notes. Any modifications will be disclosed in a current report on Form 8-K of the issuing entity.

If an early amortization event or event of default occurs with respect to the offered notes, the targeted Class C reserve subaccount amount will be the initial dollar principal amount of the offered notes. See “Deposit and Application of Funds in the Issuing Entity—[Targeted Deposits to the Class C Reserve Account].”]

Limit on Repayment of All Notes

You, as a holder of the offered notes, may not receive full repayment of your notes if:

•

the nominal liquidation amount of the offered notes has been reduced by charge-offs due to any uncovered default amount or as a result of reallocations of principal collections to pay interest on senior notes or the portion of the servicing fee allocable to those senior notes, and those amounts have not been reimbursed from finance charge collections allocated to the offered notes; or

•

credit card receivables are sold (1) following an event of default and acceleration or (2) on the legal maturity date and the proceeds from the sale of those assets, plus any funds on deposit in the applicable subaccounts allocated to the offered notes, and any other amounts available to the offered notes, are insufficient to provide full repayment of the offered notes.

Optional Redemption and Early Amortization of Offered Notes

JPMorgan Chase Bank, as the servicer for the issuing entity, has the right, but not the obligation, to redeem the offered notes in whole but not in part on or after the day on which the aggregate outstanding principal amount of the offered notes is reduced to less than 10% of their highest outstanding dollar principal amount. This redemption option is referred to as a “clean-up” call. JPMorgan Chase Bank, as servicer for the issuing entity, will not redeem subordinated notes if those notes are required to provide credit enhancement for the offered notes or other senior notes.

If JPMorgan Chase Bank, as servicer for the issuing entity, elects to redeem the offered notes, it will notify the registered holders of the offered notes at least 30 days prior to the redemption date. The redemption price of a note will equal 100% of the outstanding dollar principal amount of that note, plus accrued but unpaid interest and any additional interest or principal accreted and unpaid on that note to but excluding the date of redemption.

In addition, the issuing entity is required to repay any note upon the occurrence of an early amortization event with respect to that note, but only to the extent funds are available for repayment after giving effect to all allocations and reallocations and, in the case of tranches of subordinated notes, only to the extent that payment is permitted by the subordination provisions of the senior notes.

For a discussion of early amortization events, see “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

Events of Default

The occurrence of some events of default can result in an automatic acceleration of the affected series, class or tranche of notes, and other events of default result in the right of the noteholders of the affected series, class or tranche of notes to demand acceleration after an affirmative vote by holders of more than 66 2/3% of the outstanding dollar principal amount of the affected series, class or tranche of notes.

For a discussion of events of default see “The Notes—Events of Default.”

An event of default with respect to one series, class or tranche of notes will not necessarily be an event of default with respect to any other series, class or tranche of notes.

It is not an event of default if the issuing entity fails to redeem the offered notes prior to the legal maturity date for the offered notes because it does not have sufficient funds available or, in the case of the offered notes being subordinated notes, if payment of principal of the offered notes is delayed because the offered notes are necessary to provide required subordination for senior notes.

Events of Default Remedies

After an event of default and acceleration of the offered notes, funds on deposit in the applicable issuing entity bank accounts for the offered notes will be applied to pay principal of and interest on the offered notes. Then, in each following month, available principal collections and available finance charge collections allocated to the offered notes will be deposited into the applicable issuing entity bank accounts and applied to make monthly principal and interest payments on the offered notes until the earlier of the date the offered notes are paid in full and the legal maturity date of the offered notes. However, in the case of offered notes that are subordinated notes, the offered notes will receive payment of principal prior to their legal maturity date only if, and to the extent that, funds are available for that payment and, after giving effect to that payment, the required subordination will be maintained for senior notes.

If an event of default of the offered notes occurs and the offered notes are accelerated, the indenture trustee may, and at the direction of the holders of more than 66 2/3% of the outstanding dollar principal amount of the offered notes will, direct the collateral agent to sell assets. However, this sale of assets may occur only if:

•

the conditions described in “The Notes—Events of Default” and “The Notes—Events of Default Remedies” are satisfied and only to the extent that payments are permitted by the subordination provisions of the senior notes; or

•	the legal maturity date of the offered notes has occurred.

None of the transferor, any affiliate of the transferor, including JPMorgan Chase Bank, or any agent of the transferor will be permitted to purchase assets if the sale occurs or to participate in any vote with respect to that sale.

The holders of the offered notes and any other accelerated tranche of notes will be paid their allocable share of the proceeds of a sale of these assets and amounts previously deposited in issuing entity bank accounts for each series, class or tranche of accelerated notes. Upon the sale of those assets and payment of the proceeds from the sale, the nominal liquidation amount of each accelerated tranche of notes will be reduced to zero. See “Sources of Funds to Pay the Notes—Sale of Assets.”

Limited Recourse to the Issuing Entity; Security for the Offered Notes

The offered notes are secured by a security interest in the assets of the issuing entity that are allocated to them under the indenture, the asset pool one supplement, the CHASEseries indenture supplement and the terms document for the offered notes.

The offered notes will be secured by a security interest in:

•	credit card receivables in accounts designated for inclusion in the issuing entity;

•	additional credit card receivables that may be included in the issuing entity;

•	the collection account;

•	the excess funding account;

•	the principal funding subaccount for the offered notes[; and]

•	the interest funding subaccount for the offered notes[; and]

•	[the Class C reserve subaccount for the offered notes].

The sole source of payment for principal of or interest on the offered notes is provided by:

•

the portion of collections of principal receivables and finance charge receivables received by the issuing entity for the credit card receivables and available to the offered notes after giving effect to any reallocations, payments and deposits; and

•	funds in the applicable issuing entity bank accounts for the offered notes.

A noteholder will generally have no recourse to any other assets of the issuing entity—other than shared excess available finance charge collections—or any other person or entity for the payment of principal of or interest on the offered notes.

However, if there is a sale of assets included in the issuing entity (1) following an event of default and acceleration, or (2) on the legal maturity date, as described in “Sources of Funds to Pay the Notes— Sale of Assets,” following that sale the noteholders generally will have recourse only to their share of the proceeds of that sale, investment earnings on the proceeds of that sale and any funds previously deposited in any applicable issuing entity bank account held for the benefit of and allocated to the noteholders.

See “Sources of Funds to Pay the Notes—General.”

Denominations

The offered notes will be issued in denominations of $100,000 and multiples of $1,000 in excess of that amount.

Record Date

The record date for payment of the offered notes will be the last day of the month before the related interest payment date or principal payment date, as applicable.

Ratings

The offered notes will be rated in one of the four highest rating categories by at least one nationally recognized rating agency.

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of early payment or acceleration of a note, which could be caused by an early amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be changed or withdrawn at any time by the assigning rating agency.

See “Risk Factors—General Risk Factors—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the liquidity or the market value of your notes.”

U.S. Federal Income Tax Considerations

At the time the offered notes are issued, Alston & Bird LLP, as special tax counsel to the issuing entity, will deliver an opinion to the effect that, based on and subject to the facts, assumptions, representations, and qualifications set forth therein, (1) such offered notes will be characterized as debt for U.S. federal income tax purposes and (2) the issuing entity will not be classified as an association or publicly traded partnership subject to tax as a corporation for U.S. federal income tax purposes.

By your acceptance of an offered note, you will be deemed to have agreed to treat the offered note as debt for U.S. federal, state and local income and franchise tax purposes.

See “U.S. Federal Income Tax Considerations” for additional information concerning the U.S. federal income tax considerations with respect to owning and disposing of an offered note.

Certain ERISA and Benefit Plan Considerations

Subject to important considerations described in “Certain ERISA and Benefit Plan Considerations,” the offered notes are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts.

Certain Investment Company Act Considerations

The issuing entity is not, and solely after giving effect to any offering and sale of the offered notes by the issuing entity and the application of the proceeds thereof will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly known as the “Volcker Rule.”

In reaching this conclusion, although other statutory or regulatory exemptions under the Investment Company Act of 1940, as amended (referred to in this prospectus as the “Investment Company Act”) and under the Volcker Rule and its related regulations may be available, the issuing entity has relied on the determinations that:

•	the issuing entity may rely on the exemption from registration under the Investment Company Act provided by Rule 3a-7 thereunder, and accordingly

•

the issuing entity does not rely on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act for its exemption from registration under the Investment Company Act and may rely on the exemption from the definition of a “covered fund” under the Volcker Rule made available to entities that do not rely solely on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act for their exemption from registration under the Investment Company Act.

RISK FACTORS

The risk factors disclosed in this section of the prospectus describe the principal risk factors of an investment in the offered notes. You should carefully consider the following risks before making an investment decision. If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be adversely affected. References in this “Risk Factors” section to “your notes” are to the offered notes.

Business Risks Relating to JPMorgan Chase Bank’s Credit Card Business

JPMorgan Chase Bank’s businesses and customer satisfaction could be adversely affected by the failure or disruption of operational systems on which they depend.

If the operational systems on which JPMorgan Chase Bank’s businesses depend, including those of acquired businesses and external parties, are unable to meet JPMorgan Chase Bank’s operational requirements or bank regulatory standards, or if they fail or have other significant shortcomings, JPMorgan Chase Bank could be materially and adversely affected. JPMorgan Chase Bank’s businesses rely on its operational systems to process, record, monitor and report large amounts of information continuously, accurately, securely, and in a timely manner. These operational systems include financial, accounting, transaction execution, reporting and settlement, data processing and other systems, as well as supporting devices. The effective functioning of these operational systems depends on a variety of factors, including JPMorgan Chase Bank’s ability to:

•	properly design, install, maintain, and train its employees on the use of its systems;

•	populate its systems with accurate, complete, up-to-date and uncorrupted information;

•	upgrade its systems on a regular and timely basis in line with technological advancements and evolving security requirements;

•	maintain the security and operational continuity of its systems, including by carefully managing any changes introduced to its systems;

•	prevent unauthorized access and the misuse of access to its systems; and

•	adhere to applicable law relating to its systems, particularly in regions where JPMorgan Chase Bank may face a heightened risk of malicious activity.

JPMorgan Chase Bank has experienced and expects that it will continue to experience failures and disruptions in the stability of its operational systems, including:

•	degraded performance of data processing systems;

•	data quality issues;

•	disruptions of network connectivity;

•	malfunctioning software;

•	disruptions in its ability to access and use the operational systems of third parties; and

•	interruptions in service from third-party service providers.

These incidents have resulted in various negative effects for customers, including:

•	the inability to access account information or transact through ATM, internet or mobile channels;

•	the exfiltration of customer personal data;

•	the recording of duplicative transactions; and

•	extended delays for call center services.

There can be no assurance that these and other types of operational failures or disruptions will not occur in the future.

JPMorgan Chase Bank’s ability to effectively manage the stability of its operational systems and infrastructure could be hindered by many factors, any of which could have a negative impact on JPMorgan Chase Bank and its clients, customers and counterparties, including:

•	challenges in maintaining and upgrading systems and infrastructure as the speed, frequency, volume, interconnectivity and complexity of transactions and other information flows continue to increase;

•

attempts by third parties to defraud JPMorgan Chase Bank and its clients and customers, which continue to increase, evolve and become more complex, as well as increased volumes of these attempts during periods of market disruption or economic uncertainty;

•	errors made by JPMorgan Chase Bank or another market participant, whether inadvertent or malicious, which could cause widespread system disruption;

•	weaknesses or shortcomings in operational systems that may not be detected in a timely manner;

•	isolated or seemingly insignificant errors in operational systems that could compound, or migrate to other systems, becoming larger issues;

•

failures in synchronization or encryption software, or degraded performance of microprocessors, which could cause disruptions in operational systems or in the ability of systems to communicate with each other; and

•	third parties that may try to block the use of key technology solutions by claiming that the use infringes on their intellectual property rights.

JPMorgan Chase Bank also depends on its ability to access and use the operational systems of third parties, including:

•	custodians;

•	vendors, including providers of security, technology and data and cloud computing services; and

•	other market participants, such as clearing and payment systems, central counterparties (“CCPs”) and securities exchanges.

The inaccessibility, failure or other disruption of an internal or external operational system upon which JPMorgan Chase Bank’s businesses depend could adversely affect JPMorgan Chase Bank and its clients and customers, and result in unfavorable ripple effects in the financial markets, including:

•	delays or other disruptions in providing services, including the provision of liquidity or information to clients and customers;

•

impairment of JPMorgan Chase Bank’s ability to execute transactions, including delays or failures in the confirmation or settlement of transactions or in obtaining access to funds or other assets required for settlement;

•	the erroneous execution of funds transfers, capital markets trades or other transactions;

•	financial losses, including due to loss-sharing requirements of CCPs, payment systems or other market infrastructures, or as possible restitution to clients and customers;

•	higher operational costs associated with replacing services provided by a system that has experienced a failure or other disruption;

•	limitations on JPMorgan Chase Bank’s ability to collect data needed for its business and operations;

•	loss of confidence in the ability of JPMorgan Chase Bank, or financial institutions generally, to protect against and withstand operational disruptions;

•	significant exposure to litigation and penalties; and

•	reputational harm.

JPMorgan Chase Bank could be exposed to operational risk if it is unable to access and use external operational systems, including during failures or cyber attacks related to those systems or other third-party systems. Similarly, retailers, payment systems and processors, data aggregators, and other external parties with which JPMorgan Chase Bank’s customers do business could increase JPMorgan Chase Bank’s operational risk. This is particularly the case where activities of customers or other parties are beyond JPMorgan Chase Bank’s security and control systems, including through the use of the internet, cloud computing services, and mobile devices or services.

JPMorgan Chase Bank’s interconnectivity with clients, customers and other external parties continues to expand, which increases the risk of failure or cyber attacks with respect to the systems of those parties. Any systems failure, security breach, or human error or misconduct that affects clients, customers or external parties could require JPMorgan Chase Bank to take steps to protect the integrity of its own operational systems or to safeguard confidential information, including restricting the access of its customers to their accounts. These actions could increase JPMorgan Chase Bank’s operational costs and potentially diminish customer satisfaction and confidence in JPMorgan Chase Bank.

Furthermore, the widespread interconnectivity among financial institutions, clearing banks, CCPs, payments processors, financial technology companies, securities exchanges, clearing houses, financial messaging networks and other financial market infrastructures increases the risk that the disruption of an operational system involving one entity could cause industry-wide operational disruptions that could materially affect JPMorgan Chase Bank’s ability to conduct business. In addition, the risks associated with the disruption of an operational system of a third-party could be exacerbated if the services provided by that system are widely used by market participants.

A successful cyber attack affecting JPMorgan Chase Bank could cause significant harm to JPMorgan Chase Bank’s credit card origination and servicing activities, result in the loss of information or the disclosure or misuse of confidential or proprietary information, cause reputational harm and/or reduce the rate at which new receivables are generated and repaid, and consequently have an adverse impact on the timing and amount of payments on your notes.

JPMorgan Chase Bank experiences numerous cyber attacks on its computer systems, software, networks and other technology assets. Cyber attacks could take many forms, and may be designed to:

•	introduce computer viruses or malicious code (i.e., “malware”) into JPMorgan Chase Bank’s systems;

•	obtain unauthorized access to JPMorgan Chase Bank’s systems or to confidential information belonging to JPMorgan Chase Bank or its clients, customers, counterparties or employees;

•	manipulate or destroy data;

•	disrupt, sabotage or degrade service on JPMorgan Chase Bank’s systems and websites, including those that provide online banking and other services;

•	steal money; or

•	extort money through the use of so-called “ransomware.”

Threat actors that perpetrate cyber attacks include individuals or groups that are:

•	sponsored by, or acting on behalf of, hostile countries or terrorist organizations;

•	cyber-criminals; or

•	engaged in using technology to promote a political or social agenda (i.e., “hacktivists”).

JPMorgan Chase Bank has experienced security breaches due to cyber attacks in the past, and future breaches are inevitable. Any such breach could result in serious and harmful consequences for JPMorgan Chase Bank or its clients and customers.

JPMorgan Chase Bank cannot guarantee that it will always detect cybersecurity threats to its systems or implement effective preventive measures against those threats. The reasons for this include:

•	the techniques used in cyber attacks evolve frequently and increase in sophistication, and therefore a cyber attack may not be recognized until launched or may go undetected for extended periods;

•	it is possible that a third-party, after establishing a foothold on an internal network without being detected, may gain access to other networks and systems;

•	cyber attacks can originate from a wide variety of sources, including certain threat actors that are well-resourced and can sustain malicious activities for extended periods; and

•	JPMorgan Chase Bank does not have control over the cybersecurity of the systems of the numerous clients, customers, counterparties and third-party service providers with which it does business.

The cybersecurity risks that JPMorgan Chase Bank faces could be intensified by factors such as:

•	increased volume and complexity of cyber attacks during periods of heightened geopolitical tensions;

•

technological advances such as artificial intelligence (“AI”) and quantum computing that may enable malicious actors to develop more advanced social engineering attacks, including targeted phishing attacks; and

•	technological advances which may counteract or nullify existing information security protections, including cryptographic protections, potentially exposing data.

In addition, JPMorgan Chase Bank could be required to make significant investments in technology in order to transition effectively to more robust security protections, including quantum-resistant encryption. Any such transition may not be completed before relevant threats become operational, and JPMorgan Chase Bank’s interconnectedness with third parties who may be slower to adopt such protections could further increase its vulnerability to data compromise.

Furthermore, a third-party could misappropriate confidential information obtained by intercepting signals or communications from mobile devices used by JPMorgan Chase Bank’s employees.

JPMorgan Chase Bank could become increasingly vulnerable to cyber attacks if it does not, in a timely manner, identify and address emerging threats, known vulnerabilities or shortcomings in its cybersecurity controls, or if it fails to prioritize or complete enhancements to address them particularly in jurisdictions that could pose a heightened risk to its operations, including enhancements relating to:

•

preventing unauthorized access and protecting against the misuse of access, including the maintenance and enhancement of controls related to secure software development practices and identity and access management, including controls relating to the management of administrative access to systems;

•

detecting, escalating and effectively addressing in a timely manner any vulnerabilities that may be present either in internally-developed software or externally-provided software or services, including vulnerabilities that could allow the attackers to exploit unknown security flaws in software and hardware (i.e., “zero-day vulnerabilities”);

•	appropriate oversight of third-party vendors in support of the secure development and maintenance of internal software and systems;

•	controls related to technology asset management and inventory systems to prevent undetected vulnerabilities that could undermine JPMorgan Chase Bank’s ability to operate an effective control process;

•

upgrading systems and controls to protect JPMorgan Chase Bank and its clients and customers from the impact of distributed denial-of-service attacks, or to recover from outages that could be caused by a malware or ransomware attack;

•	the continuing migration of technology systems of customer and client-facing services, including digital banking and other internet-based products, to the cloud, and modernization of those services;

•	strengthening network security and managing outbound connections to reduce the risk of data loss;

•	identifying, assessing and mitigating insider threat activities that could lead to the misuse of JPMorgan Chase Bank’s systems or client and customer Information; and

•	integrating acquired businesses, including where system integration may be complex or may require

•	extensive and lengthy remediation or enhancement of controls.

Any of the above cybersecurity risks to which JPMorgan Chase Bank may be exposed could also affect JPMorgan Chase Bank’s vendors or other third parties with which it does business or is interconnected, including governmental entities and other market participants. A successful circumvention of JPMorgan Chase Bank’s systems of any of those third parties could cause serious negative consequences, including:

•	significant disruption of or loss of access to JPMorgan Chase Bank’s operational systems and those of its clients, customers and counterparties;

•	misappropriation of confidential information of JPMorgan Chase Bank or that of its clients, customers, counterparties, employees, regulators or other parties;

•	disruption of or damage to JPMorgan Chase Bank’s systems and those of its clients, customers and counterparties;

•	the inability, or extended delays in the ability, to fully recover and restore affected data, or the inability to prevent systems from processing fraudulent transactions;

•	demands that JPMorgan Chase Bank pay a ransom to a malicious actor that has perpetrated a cybersecurity breach;

•	unintended violations by JPMorgan Chase Bank of applicable privacy and other laws;

•	financial loss to JPMorgan Chase Bank outside of cyber insurance policy coverage, or losses to its clients, customers, counterparties or employees;

•	loss of confidence in JPMorgan Chase Bank’s cybersecurity and business resiliency measures;

•	significant exposure to litigation, investigations by governmental authorities and penalties; and

•	reputational harm.

The extent of a particular cyber attack, the methods used by threat actors, and the steps that JPMorgan Chase Bank may need to take to investigate the attack may not be immediately clear, and it could take a significant amount of time before such an investigation can be completed. While such an investigation is ongoing, JPMorgan Chase Bank may not know the full extent of the harm caused by the cyber attack, and that damage could continue to spread. These factors could inhibit JPMorgan Chase Bank’s ability to provide rapid, full and reliable information about the cyber attack to its clients, customers, counterparties and regulators, as well as the public. Furthermore, it may not be clear how best to contain and remediate the harm caused by the cyber attack, and certain errors or actions could be repeated or compounded before they are discovered and remediated. Any or all of these factors could further increase the costs and consequences of a cyber attack.

JPMorgan Chase Bank’s operations, results, competitive standing and customer satisfaction could be adversely affected by the development of advanced technologies such as AI.

The rapid development and deployment of advanced technologies, including generative and agentic AI systems, present a range of risks to JPMorgan Chase Bank’s businesses and operations, including:

•

AI system failures, inappropriate use of AI systems, lack of transparency in AI systems, or inaccurate or biased output from AI systems resulting from rapid deployment, insufficient testing, erroneous data, ineffective model design or insufficient controls, which could disrupt operations, cause erroneous transactions, compromise data privacy, infringe on intellectual property, harm clients and customers, or impair JPMorgan Chase Bank’s ability to make sound business decisions;

•

increased exposure to cyber attacks, system manipulation, or data loss if AI systems, particularly agentic systems, are not designed and implemented with appropriate safeguards to prevent systems from accessing sensitive data sources or system resources and taking actions;

•

intensified AI-enabled cyber threats, which may allow malicious actors to exploit vulnerabilities, reverse-engineer security patches, and conduct sophisticated social engineering attacks, potentially resulting in unauthorized access to sensitive information and data breaches, especially if JPMorgan Chase Bank fails to adequately maintain, secure and upgrade its technological infrastructure in response to rapidly evolving technological advances;

•

regulatory and compliance challenges arising from rapidly evolving applicable law, including differences, inconsistencies and conflicts in international standards, which could increase costs, lead to fines and sanctions, and restrict JPMorgan Chase Bank’s use of AI technologies

•

competitive disadvantage if competitors are able to deploy AI more quickly or effectively, potentially gaining advantages in cost efficiency, client and customer experience, or product innovation, which could result in a loss of market share to competitors, or

•	replacement or disintermediation of direct customer relationships if AI agents autonomously manage or intermediate financial decisions and product selection or other services for customers.

It is also possible that JPMorgan Chase Bank could miscalibrate its workforce planning and employee training efforts either because of over-reliance on AI or the failure to appropriately adopt AI. Over-reliance on AI could cause JPMorgan Chase Bank to experience shortages in qualified staff due to reduced hiring or retention of employees, or could hinder the development or enhancement of important skills among its employees, including critical thinking, problem-solving, judgment, creativity and adaptability. On the other hand, any efficiencies or competitive advantages that AI may offer could be squandered if JPMorgan Chase Bank fails to adopt AI in a timely and judicious manner and to make related adjustments to its workforce.

Any of these factors could materially and adversely affect JPMorgan Chase Bank’s business and operations, results of operations, competitive position, customer satisfaction or reputation.

Competition in the credit card industry may result in a decline in JPMorgan Chase Bank’s ability to generate new credit card receivables and this may result in the payment of principal earlier or later than the scheduled principal payment date.

The credit card industry is highly competitive. As new credit card companies enter the market and companies try to expand their market share, effective advertising, target marketing and pricing strategies grow in importance. Additionally, the acceptance and use of other consumer loan products, such as buy now pay later products, has increased significantly in recent years. JPMorgan Chase Bank’s ability to compete in this environment will affect its ability to generate new credit card receivables and might also affect payment patterns on the credit card receivables. If the rate at which JPMorgan Chase Bank generates new credit card receivables declines significantly, JPMorgan Chase Bank might be unable to transfer additional credit card receivables to Chase Card Funding and through Chase Card Funding to the issuing entity, or an early amortization event could occur, resulting in payment of principal sooner than expected. If the rate at which JPMorgan Chase Bank generates new credit card receivables decreases significantly at a time when noteholders are scheduled to receive principal, noteholders might receive principal more slowly than planned.

Payment patterns of cardholders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal or receipt of payment of principal earlier or later than expected.

Collections of principal receivables available to pay the notes on any principal payment date or to make deposits into an issuing entity bank account will depend on many factors, including:

•	the rate of repayment of credit card balances by cardholders, which may be slower or faster than expected, which in turn may cause payment on the notes to be earlier or later than expected;

•	the extent of credit card usage by cardholders, and the creation of additional credit card receivables; and

•	the rate of default by cardholders.

Changes in payment patterns and credit card usage can result from a variety of economic, customer related, competitive, social and legal factors. Economic factors include, among other things, the rate of inflation, unemployment levels and relative or rising interest rates. The availability of incentive or other award programs may also affect cardholders’ actions. Social factors include consumer confidence levels and the public’s attitude about incurring debt and the consequences of personal bankruptcy. In addition, inflationary pressures, higher interest rates, the failure of market participants or global tensions (including the conflicts in the Middle East and between Russia and Ukraine) may result in negative impacts to global supply chains, market disruption, government actions (including with respect to monetary, trade and tariff policies), and other geopolitical consequences that have an adverse effect on general economic conditions, consumer confidence and general market liquidity.

The United States has imposed tariffs on certain imports from certain foreign countries in the last few years and may in the future impose additional tariffs or increase tariffs on imports from foreign countries. The imposition of these tariffs or any additional future tariffs could have the effect of, among other things, raising prices to consumers and potentially eliciting reciprocal tariffs, which could slow the global economy, and the removal of tariffs may or may not yield the intended results.

Geopolitical tensions have risen significantly in recent years in response to wars and military conflicts such as the ongoing war in Ukraine and the conflicts involving the United States, Israel, Iran and Iranian-backed militias.

After years of historically low inflation, consumer prices in the United States have experienced steep increases. The general effects of inflation on the economy of the United States may be wide ranging, evidenced by rising wages and rising costs of consumer goods and services. JPMorgan Chase Bank cannot predict how these or other factors will affect repayment patterns or card usage and, consequently, the timing and amount of payments on the notes.

The impact and ultimate outcome of the wars in Ukraine and the Middle East as well as other wars and military conflicts and actions are difficult to predict. Such conflicts may significantly exacerbate the normal risks associated with the transaction described in this prospectus and result in adverse changes to, among other things: (i) general economic and market conditions; (ii) shipping and transportation costs and supply chain constraints; (iii) energy costs, including increases in global gas and oil prices, and such costs’ impact on inflation, overall price levels, and demand for consumer products; (iv) interest rates, currency exchange rates, and expenses associated with currency management transactions; (v) available credit in certain markets; (vi) import and export activity from certain markets; and (vii) laws, regulations, treaties, pacts, accords, and governmental policies. Economic and military sanctions related to wars and other military conflicts may negatively affect markets, global supply and demand, import/export policies, and the availability of labor in certain markets. There is no guarantee that such sanctions and economic actions will abate or that more restrictive measures will not be put in place in the near term. The foregoing could have a material adverse effect on the secondary market for asset-backed securities, which could have a material adverse effect on the market value of the notes.

JPMorgan Chase Bank may change the terms of the revolving credit card accounts in a way that reduces, accelerates or slows collections, and these changes may result in reduced, accelerated or delayed payments on your notes.

As owner of the revolving credit card accounts, JPMorgan Chase Bank retains the right to change various terms and conditions of those credit card accounts, including finance charges and other fees it charges and the required minimum monthly payment. An early amortization event for the offered notes could occur if JPMorgan Chase Bank decreased the finance charges or fees it charges and that reduction resulted in a material decrease in the yield on the credit card receivables arising in those credit card accounts. In addition, JPMorgan Chase Bank may change the terms of those credit card accounts to maintain its competitive position in the credit card industry or to comply with regulatory guidelines or relevant law. Changes in the terms of those credit card accounts may reduce (1) the amount of credit card receivables arising under those credit card accounts or (2) the amount of collections on those credit card receivables. If payment rates decrease significantly at a time when you are scheduled to receive payments of principal, you might receive principal more slowly than expected.

JPMorgan Chase Bank has agreed in the transfer and servicing agreement that it will not change the terms of the revolving credit card accounts designated to have their credit card receivables transferred through Chase Card Funding to the issuing entity or its policies relating to the operation of its credit card business, including the reduction of the required minimum monthly payment and the calculation of the amount, or the timing, of charge-offs, finance charges and other fees, unless it reasonably believes such a change would not cause an early amortization event or an event of default to occur for the issuing entity and it takes the same action on its other substantially similar revolving credit card accounts, to the extent permitted by those credit card accounts.

Subject to the regulatory and other limitations described in this prospectus, JPMorgan Chase Bank has the ability to change the terms of the revolving credit card accounts. Changes in relevant law, changes in relevant regulatory guidance, changes in the marketplace or prudent business practices could cause JPMorgan Chase Bank to change revolving credit card account terms which may affect the timing and amount of payments on the notes.

Yield and payments on the assets in the issuing entity could decrease, resulting in the receipt of principal payments earlier or later than the scheduled principal payment date or the occurrence of an early amortization event.

There is no assurance that the stated principal amount of your notes will be paid on their scheduled principal payment date.

A significant decrease in the amount of assets in the issuing entity for any reason could result in the occurrence of an early amortization event and therefore, early payment of your notes. In addition, the effective yield on the assets in the issuing entity could decrease due to, among other factors, a change in periodic finance charges on the revolving credit card accounts, an increase in the level of delinquencies or increased convenience use of credit cards whereby cardholders pay their credit card balance in full each month and incur no finance charges. This could reduce the amount of finance charge collections allocated to the offered notes. If for any month, the three-month average excess spread percentage is less than the required excess spread percentage for that month, an early amortization event will occur and could result in an early repayment of your notes. See “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

The effects of climate change could adversely impact the timing and amount of payments on your notes.

JPMorgan Chase Bank operates in many regions, countries and communities where its businesses, including the U.S. credit card business, and the activities of its cardholders could be adversely affected by climate change. Both physical risks and transition risks associated with climate change could negatively impact JPMorgan Chase Bank and its clients and customers. Physical risks include the increased frequency or severity of acute weather events and shifting climate patterns, which may lead to lower asset values, increased insurance costs, and business and supply chain disruptions. Transition risks, including evolving regulatory requirements, carbon taxes and the adoption of new technologies to support lower-carbon operations, may increase compliance and operational costs, contribute to commodity price volatility and impact the profitability of clients and customers that are adapting to a low-carbon economy. Any of these impacts could have a negative effect on the financial condition of JPMorgan Chase Bank, the financial condition or creditworthiness of JPMorgan Chase Bank’s clients and customers, JPMorgan Chase Bank’s exposure to affected companies and markets, or the effectiveness of JPMorgan Chase Bank’s existing business strategy. In addition, both the physical risks and transition risks associated with climate change could have negative impacts on the financial condition or creditworthiness of JPMorgan Chase Bank’s customers and JPMorgan Chase Bank’s exposure to those customers, which could affect the timing and amount of payments on your notes.

Insolvency and Security Interest Risks

If a conservator or receiver is appointed for JPMorgan Chase Bank, delays or reductions in payment of your notes could occur.

JPMorgan Chase Bank is chartered as a national banking association and is subject to regulation and supervision by the Office of the Comptroller of the Currency—referred to in this prospectus as the “OCC.” If JPMorgan Chase Bank becomes insolvent, is in an unsound condition or engages in certain violations of its bylaws or regulations, or if other similar circumstances occur, the OCC is authorized to appoint the Federal Deposit Insurance Corporation—referred to in this prospectus as the “FDIC”—as conservator or receiver. If the FDIC is appointed as conservator or receiver for JPMorgan Chase Bank, payments of principal of and interest on your notes could be delayed or reduced.

The FDIC, as conservator or receiver, is authorized to repudiate contracts of JPMorgan Chase Bank if, among other things, such contracts are burdensome and repudiation would promote the orderly administration of the affairs of JPMorgan Chase Bank. The FDIC might assert that this authority permits the FDIC to repudiate the transfer of credit card receivables to Chase Card Funding pursuant to the receivables purchase agreement, and through Chase Card Funding, to the issuing entity pursuant to the transfer and servicing agreement (including the grant to the issuing entity of a security interest in credit card receivables). Under an FDIC regulation in effect before September 30, 2010, which we refer to as the “Original Safe Harbor,” the FDIC, as conservator or receiver, will not use its repudiation authority to reclaim, recover or recharacterize financial assets, such as the credit card receivables, transferred by a bank if certain conditions are met, including that the transfer was made for adequate consideration, and was not made fraudulently, in contemplation of insolvency or with the intent to hinder, delay or defraud the bank or its creditors and that the transfer satisfies the requirements for sale accounting treatment under generally accepted accounting principles, other than the legal isolation requirement. Under accounting standards that became effective on January 1, 2010 for calendar year reporting entities, Chase USA consolidated the issuing entity onto its balance sheet and the transfers of credit card receivables to the issuing entity, which had satisfied the requirements for sale accounting treatment prior to January 1, 2010, no longer satisfied the requirements for sale accounting treatment. On September 27, 2010, the FDIC issued a final rule amending the Original Safe Harbor, which we refer to as the “Revised Safe Harbor,” that extends the benefit of the FDIC’s legal isolation safe harbor under the Original Safe Harbor to any obligations of master trusts and revolving trusts for which obligations were issued on or before September 27, 2010, and for which the conditions for sale accounting treatment, other than legal isolation, that were in place before November 15, 2009, and all other requirements of the Original Safe Harbor, are satisfied. The Revised Safe Harbor extends to obligations issued by such trusts both before and after September 27, 2010. JPMorgan Chase Bank believes that the conditions of the Revised Safe Harbor are currently being satisfied for issuances from the issuing entity. Moreover, if the Revised Safe Harbor does not apply, it is unclear whether (A) the FDIC would repudiate the receivables purchase agreement or the transfer and servicing agreement or (B) the FDIC would assert that such repudiation avoids the transfers of credit card receivables thereunder. In addition, it is unclear whether a court of competent jurisdiction would agree with the FDIC as to the effect of any such repudiation.

If the FDIC is appointed as conservator or receiver for JPMorgan Chase Bank and, in such capacity, were to determine that the Revised Safe Harbor did not apply to the issuing entity and successfully repudiated JPMorgan Chase Bank’s transfer of credit card receivables to Chase Card Funding, the claim of the issuing entity is limited to “actual direct compensatory damages” measured as of the date of conservatorship or receivership. These damages do not include damages for lost profits or opportunity, and may not include damages, such as accrued interest, for the period between the date of conservatorship or receivership and the date of repudiation. If there are insufficient assets in the receivership or conservatorship estate, any repudiation claims may not be repaid. Moreover, there may be a significant delay between the commencement of the receivership or conservatorship and the payments (if any) made on account of repudiation claims. The FDIC could delay its decision to repudiate JPMorgan Chase Bank’s transfer of credit card receivables for a reasonable period following its appointment as conservator or receiver for JPMorgan Chase Bank.

Even if the FDIC did not repudiate the transfer of credit card receivables, the FDIC, as conservator or receiver, could:

•	require the collateral agent to go through an administrative claims procedure to establish its right to payments collected on the credit card receivables;

•	request a 45-day (for a conservatorship) or 90-day (for receivership) stay of any judicial action or proceeding, including any brought by the issuing entity against JPMorgan Chase Bank; or

•

repudiate and refuse to perform JPMorgan Chase Bank’s ongoing obligations under the transfer and servicing agreement, such as the duty to collect payments or otherwise service the credit card receivables, to transfer additional credit card receivables to Chase Card Funding for transfer to the issuing entity or to provide administrative services to the issuing entity.

Furthermore, the Federal Deposit Insurance Act provides that, with certain exceptions, during the 45-day period beginning on the date of the appointment of the FDIC as conservator for a bank or the 90-day period beginning on the date of the appointment of the FDIC as receiver for a bank, no person may, without the consent of the FDIC as conservator or receiver, exercise any right or power to terminate, accelerate, or declare a default under any contract to which the bank is a party, or to obtain possession of or exercise control over any property of the bank or affect the contractual rights of the bank, provided that (among other exceptions) this requirement does not permit the FDIC as conservator or receiver to fail to comply with otherwise enforceable provisions of any such contract. Even if the issuing entity receives the benefit of the Revised Safe Harbor, the Federal Deposit Insurance Act could be interpreted to prohibit the indenture trustee, the collateral agent, noteholders or other persons from taking certain actions to implement contractual provisions, such as the early amortization provisions of the indenture. Such interpretation, whether or not ultimately sustained, could lead to a delay and reduction in payments on your notes.

There are also statutory prohibitions on any attachment or execution being issued by any court upon assets in the possession of the FDIC as receiver.

If the FDIC were appointed as conservator or receiver for JPMorgan Chase Bank, then under the terms of the indenture, an early amortization event would occur for all outstanding notes. If the issuing entity’s assets included credit card receivables at that time, new principal receivables would not be transferred through Chase Card Funding to the issuing entity. An early amortization event with respect to your notes could result in an acceleration of or reduction in payments on your notes as described in “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

The FDIC as conservator or receiver may nonetheless have the power:

•

regardless of the terms of the issuing entity trust agreement, the indenture, the transfer and servicing agreement or the instructions of those authorized to direct the indenture trustee’s actions, (1) to prevent the beginning of an early amortization period, (2) to prevent the early sale, liquidation or other disposition of the credit card receivables or (3) to require new principal receivables to continue being transferred to the issuing entity; or

•

regardless of the terms of the issuing entity trust agreement, the indenture, the transfer and servicing agreement or the instructions of the noteholders, (1) to require the early sale of the issuing entity’s credit card receivables or (2) to prohibit the continued transfer of principal receivables to the issuing entity.

In addition, the FDIC, as conservator or receiver, may have the power to (i) prevent the indenture trustee, the collateral agent or the noteholders from appointing a new servicer under the transfer and servicing agreement or (ii) authorize JPMorgan Chase Bank to stop servicing the credit card receivables.

In the receivership of a national bank, a court has held that certain of the rights and powers of the FDIC as receiver would also extend to a statutory trust formed by that national bank in connection with a securitization of credit card receivables. If JPMorgan Chase Bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers as receiver extend to Chase Card Funding and to the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of noteholders under any transaction document, you could suffer losses on your notes.

Some liens may be given priority over your notes which could cause your receipt of payments to be delayed or reduced.

JPMorgan Chase Bank, or its predecessor as originator, has represented and warranted that its transfer of the credit card receivables to Chase Card Funding, and Chase Card Funding has represented and warranted that its transfer of the credit card receivables to the issuing entity, are each either a complete transfer and assignment to Chase Card Funding or the issuing entity, as applicable, of those receivables, except for the interest of Chase Card Funding as holder of the transferor certificate of the issuing entity, or a grant to the issuing entity of a security interest in those receivables. If a court were to take a different position and conclude that JPMorgan Chase Bank or Chase Card Funding still owns the credit card receivables included in the issuing entity, then JPMorgan Chase Bank and Chase Card Funding have taken steps to give the collateral agent, on behalf of the noteholders, a first priority perfected security interest in the credit card receivables.

If a court concludes that the transfer of credit card receivables to Chase Card Funding is only a grant of a security interest, then a tax or other lien that was imposed under applicable state or federal law before such receivables come into existence may be senior to Chase Card Funding’s and the issuing entity’s interest in those receivables.

Also, if JPMorgan Chase Bank becomes insolvent or the FDIC is appointed conservator or receiver of JPMorgan Chase Bank, the FDIC’s administrative expenses might be paid from collections on the credit card receivables before the issuing entity received any payments. If insolvency proceedings are commenced by or against JPMorgan Chase Bank, as servicer of the credit card receivables, or if certain time periods elapse, the issuing entity may not have a first priority perfected security interest in collections commingled and used for the benefit of JPMorgan Chase Bank, as servicer. If these events occur, payments on your notes could be delayed or reduced. See “Material Legal Aspects of the Credit Card Receivables—Transfer of Credit Card Receivables.”

Other Legal and Regulatory Risks

Regulatory action could cause delays or reductions in payment of your notes to occur.

Federal banking regulators have broad enforcement powers over JPMorgan Chase Bank and its affiliates. If the appropriate banking regulator were to find that any agreement or contract, including a securitization agreement, of JPMorgan Chase Bank, Chase Card Funding or the issuing entity, or the performance of any obligation under such an agreement or contract, constitutes an unsafe or unsound practice, violates any law, rule, regulation, or written condition or agreement applicable to JPMorgan Chase Bank or would adversely affect the safety and soundness of JPMorgan Chase Bank, that banking regulator has the power to order JPMorgan Chase Bank, among other things, to rescind that agreement or contract, refuse to perform that obligation, terminate that activity, or take such other action as such banking regulator determines to be appropriate. If an appropriate banking regulator did reach such a conclusion, and ordered JPMorgan Chase Bank to rescind or amend the securitization agreements, payments to you could be delayed or reduced, and JPMorgan Chase Bank may not be liable to you for contractual damages for complying with such an order and you may not have any legal recourse against the appropriate banking regulator. See “Material Legal Aspects of the Credit Card Receivables—Certain Regulatory Matters.”

In Consumer Financial Protection Bureau v. National Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del. Dec. 12, 2021), the United States District Court for the District of Delaware, in connection with denying defendants’ motion to dismiss, held that securitization trusts holding student loans and using third-party servicers may be deemed to “offer or provide” a consumer financial product or service and thus fall within the enforcement authority of the Consumer Financial Protection Bureau, referred to in this prospectus as the “CFPB,” under the Consumer Financial Protection Act, referred to in this prospectus as the “CFPA.” After the United States Court of Appeals for the Third Circuit affirmed that decision and the U.S. Supreme Court’s denied certiorari, the parties pursued a proposed settlement but ultimately jointly moved to dismiss, and the District Court dismissed the case with prejudice in April 2025 without approving the proposed judgment. In a separate case, the CFPB sued the National Collegiate Master Student Loan Trusts, referred to in this prospectus as the “NCSL Trusts” and the Pennsylvania Higher Education Assistance Agency, referred to in this prospectus as “PHEAA,” the primary student loan servicer for active student loans held by the NCSL Trusts. The CFPB alleged servicing failures, including inadequate responses to borrower requests, inaccurate information, and improper forbearance denials. In addition, the CFPB proposed consent judgments requiring penalties, borrower redress, operational remediation, and changes to the applicable servicing-guidelines. Pacific Investment Management Company LLC, on behalf of the investment vehicle that holds notes issued by NCSL Trusts, intervened in the case to object and obtained a stay pending appeal, and the CFPB later voluntarily dismissed the action with prejudice, closing the case in March 2025. Although these cases were dismissed with prejudice, the CFPB and state attorneys general, who have the independent authority to enforce the Dodd-Frank Act and other consumer protection laws, may decide to continue investigating and bringing enforcement actions against other trusts and securitization vehicles, such as the issuing entity, in the future. Notably, in Consumer Financial Protection Bureau v. National Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del. Dec. 12, 2021), the district court did not address the extent to which and under what legal theories a passive securitization trust could be held liable for the acts of a third-party servicer. That unaddressed issue could be important because liability may require a finding of vicarious liability by the trust for it to be held responsible for the acts of the servicer. If such liability were successfully asserted in a CFPA claim against a securitization trust, such as the issuing entity, it could subject the issuing entity to significant financial exposure. In addition, an accountholder may be entitled to assert such violations by way of setoff against the obligation to pay the amount of receivables owing. If this were to occur with respect to the issuing entity, you may suffer a delay in payment or incur losses on your notes.

JPMorgan Chase Bank is subject to ongoing scrutiny by its regulators of its compliance with new and existing regulations, and with respect to its controls and operational processes. Accordingly, JPMorgan Chase Bank’s banking supervisors may, in the future, take formal enforcement actions for any identified deficiencies with its compliance and controls.

Changes to consumer protection laws may impede collection efforts, alter timing and amount of collections and reduce the yield on the pool of credit card receivables which may result in acceleration of or reduction in payments on your notes.

Practices with respect to revolving credit card accounts that do not comply with consumer protection laws may result in certain credit card receivables not being valid or enforceable in accordance with the terms of such accounts against the obligors of those credit card receivables. Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card receivables.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “CARD Act”), and its implementing rules, amended the Truth in Lending Act by mandating various standards and practices with respect to the marketing, underwriting, pricing, billing and other aspects of the consumer credit card business. The implementation of the CARD Act, and any future adverse changes in federal and state consumer protection laws or regulations, or changes in their applicability or interpretation, may result in a decrease in the amount of interest charges and fees collected by JPMorgan Chase Bank, a decrease in the number of additional accounts originated, and changes in how consumers obtain and use credit cards less frequently. Each of these effects, independently or collectively, may reduce the yield on the pool of credit card receivables, which may result in an early amortization event and may result in an acceleration of payment or reduced payments on your notes. See “Material Legal Aspects of the Credit Card Receivables—Consumer Protection Laws” in this prospectus for a more complete description of the significant provisions of the CARD Act.

In addition, the CFPB has broad authority to enforce certain federal consumer financial protection laws. If the CFPB were to determine that any practices or procedures of JPMorgan Chase Bank or the terms of any of JPMorgan Chase Bank’s credit card accounts were not in accordance with law, it could bring an enforcement action against JPMorgan Chase Bank that could result in a delay in payment or losses incurred on your notes. Moreover, a number of U.S. states have significant consumer credit protection, disclosure and other laws (in certain cases more stringent than U.S. federal laws). U.S. federal law also regulates abusive debt collection practices which, along with bankruptcy and debtor relief laws, can affect the ability to collect amounts owed. If a state or federal regulatory authority were to issue an adverse order with respect to how JPMorgan Chase Bank manages and operates its credit card business, you may suffer a delay in payment or incur losses on your notes. See “Material Legal Aspects of the Credit Card Receivables— Consumer Protection Laws.”

There have been numerous other attempts at the federal, state and local levels to further regulate the credit card industry. For instance, legislation has been proposed restricting interchange fees on credit card transactions, imposing a ceiling on the rate of interest a financial institution may assess on a credit card account and requiring consumer lenders to abide by the interest rate limits of the state in which the consumer resides. Legislation restricting interchange fees or imposing a ceiling on interest rates could result in a reduction of the yield on the pool of credit card receivables which could result in an early amortization event for the offered notes and could result in an acceleration of payment or reduced payments on your notes. See “Material Legal Aspects of the Credit Card Receivables—Consumer Protection Laws” and “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder’s obligations to repay amounts due on the cardholder’s credit card account and, as a result, the related credit card receivables arising in that credit card account would be written off as uncollectible. The applicable defaulted amount would need to be covered by funds available from credit enhancement or other sources and collections of finance charge receivables allocated to your notes, which may reduce the amounts available to make payments on the notes. See “Material Legal Aspects of the Credit Card Receivables—Consumer Protection Laws.”

Financial regulatory reforms could have a significant impact on the issuing entity, Chase Card Funding or JPMorgan Chase Bank.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in 2010 and referred to in this prospectus as the “Dodd-Frank Act,” has significantly increased the regulation of the financial services industry. This legislation, among other things:

•

required federal regulators to adopt regulations requiring securitizers or originators to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards to be determined by regulation;

•

required the SEC to promulgate rules requiring issuers of asset-backed securities to (i) disclose data regarding the underlying assets as determined to be necessary for investors to independently perform due diligence and (ii) perform a review of the underlying assets and disclose the nature of the review;

•	increased oversight of credit rating agencies;

•

required the SEC to promulgate rules generally prohibiting firms from underwriting or sponsoring a securitization that would result in a material conflict of interest with respect to investors in that securitization;

•	restricted the interchange fees payable on debit card transactions;

•	established the CFPB, which has broad authority to regulate the credit, savings, payment and other consumer financial products and services that JPMorgan Chase Bank and its affiliates offer;

•

established the Financial Stability Oversight Council, referred to in this prospectus as the “FSOC,” to oversee systemic risk, and provides regulators with the power to require companies deemed “systemically important” to sell or transfer assets and terminate activities if the regulators determine that the size or scope of activities of the company pose a threat to the safety and soundness of the company or the financial stability of the United States; and

•

required JPMorgan Chase Bank and its affiliates to provide a credible plan for resolution under the U.S. Bankruptcy Code, referred to in this prospectus as the “Bankruptcy Code,” and provides sanctions that include divestiture of assets or restructuring in the event the plan is deemed insufficient.

The Department of the Treasury, FSOC, SEC, the Commodity Futures Trading Commission, referred to in this prospectus as the “CFTC,” Federal Reserve, OCC, CFPB and FDIC are engaged in extensive rule-making mandated by the Dodd-Frank Act.

In October 2014, the SEC, the FDIC, the Federal Reserve and certain other prudential banking regulators approved a final rule that mandates risk retention for securitizations, including credit card securitizations. The final rule, which became effective December 24, 2016, requires the sponsor or a wholly-owned affiliate of the sponsor to retain, unhedged, a minimum of 5% of the credit risk of the securitized assets. See “Retained Interests—Credit Risk Retention” for more information on the application of this rule to the issuing entity.

In August 2014, the SEC adopted final rules that significantly revised Regulation AB and modified the existing regulations that govern disclosure requirements, offering processes and periodic reporting for asset-backed securities, including those offered under JPMorgan Chase Bank’s credit card securitization program, referred to in this prospectus as “Regulation AB II.” The SEC has indicated it may revisit certain proposals not reflected in the final rules, such as required disclosure of grouped-account data for credit card securitizations, in the future.

A certain amount of the rule-making under the Dodd-Frank Act still remains to be done. As a result, the complete impact of the Dodd-Frank Act remains uncertain. It is not clear what form some of these remaining regulations will ultimately take, or how the asset-backed securities market, including the issuing entity, Chase Card Funding or JPMorgan Chase Bank, as well as credit card lending generally, will be affected.

Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including pending nominations for agency leadership, the issuance of executive orders impacting the operations of federal agencies, and reductions of personnel across agencies. Numerous executive orders have been and are being challenged in court and the ultimate resolution of these proceedings is expected to take an extended period of time. Further, in pending litigation challenges to existing rules, agencies have sought to suspend the litigation in some cases, and in others have not yet taken action. The outlook is similarly uncertain as to pending enforcement cases or new enforcement activity. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing, decreasing, or re-prioritizing enforcement activity.

No assurance can be given that the Dodd-Frank Act and related regulations or any other new legislative changes enacted will not have a significant impact on the issuing entity, Chase Card Funding or JPMorgan Chase Bank, including on the level of receivables held in the issuing entity or the amount of notes that may be issued in the future.

The sponsor, servicer, transferor and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

The sponsor, servicer, transferor and the issuing entity are subject to the risks of litigation as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry and the structure of securitization funding programs in the credit card industry.

In 2020, a federal district court dismissed a case that was filed against Chase Card Funding and the issuing entity that had challenged the ability of securitization entities to collect interest at the rates originally contracted for by the originating bank. The complaint contended that the defendants are required to comply with New York state’s usury law under the United States Court of Appeals for the Second Circuit decision in Madden v. Midland Funding, LLC, 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S. Ct. 2505 (June 27, 2016) because they are non-bank entities that are not entitled to the benefits of federal preemption. In dismissing the appeal, the court found that application of the New York state usury law would significantly interfere with a national bank’s right to sell and securitize loans. See Petersen et al. v. Chase Card Funding, LLC et al., No. 1:19-cv-00741 (W.D.N.Y. June 6, 2019); see also Cohen v. Capital One Funding, LLC, 489 F. Supp. 3d 33 (E.D.N.Y. 2020) (also finding that the application of New York usury law would significantly interfere with a national bank’s right to sell and securitize loans).

Although the appeal of the Petersen action has been dismissed, we cannot assure you that additional similar litigation would not be initiated against the sponsor, servicer, transferor and the issuing entity. Litigation of this type could result in a negative impact on the sponsor, servicer, transferor and the issuing entity and you may suffer a delay in payment or incur losses on your notes. See “Material Legal Aspects of the Credit Card Receivables—Consumer Protection Law.”

Legal proceedings may have a negative impact on JPMorgan Chase Bank which in turn could have a negative impact on Chase Card Funding and the issuing entity.

JPMorgan Chase Bank is party to various legal proceedings. JPMorgan Chase Bank believes it has numerous substantive legal defenses to all pending claims and intends to vigorously defend the cases. However, because JPMorgan Chase Bank is unable to estimate damages at this time, there can be no assurance that the defense or resolution of these matters will not have a material adverse effect on its financial position, which in turn could have a negative impact on Chase Card Funding and the issuing entity.

Certain EEA-regulated and UK-regulated investors are subject to due diligence and risk retention requirements relating to the notes.

Prospective investors should be aware of, and in some cases are required to be aware of, the risk retention and due diligence requirements that apply in the EU and the UK.

The EU Securitization Regulation imposes certain requirements on institutional investors (as defined in the EU Securitization Regulation), being (subject to certain conditions and exceptions) (a) institutions for occupational retirement provision and investment managers and authorized entities appointed by such institutions; (b) credit institutions (as defined in Regulation (EU) No 575/2013, as amended (the “EU CRR”)); (c) alternative investment fund managers who manage and/or market alternative investment funds in the EU; (d) investment firms (as defined in the EU CRR); (e) insurance and reinsurance undertakings; and (f) management companies of UCITS funds (or internally managed UCITS funds); and the investor due diligence requirements of Article 5 of the EU Securitization Regulation (the “EU Due Diligence Requirements”) apply also to certain consolidated affiliates of the firms specified in (b) and (d) above. Each such institutional investor and each relevant affiliate is referred to herein as an “EU Institutional Investor.”

The UK Securitization Framework imposes certain requirements (the “UK Due Diligence Requirements” and, together with the EU Due Diligence Requirements, the “Due Diligence Requirements”) on institutional investors (as defined in the UK Securitization Framework), being (subject to certain conditions and exceptions) (a) insurance undertakings and reinsurance undertakings as defined in section 417(1) of the FSMA; (b) institutions for occupational retirement provision falling within the scope of section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as well as a fund manager of an occupational pension scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM (as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 (the “2013 Regulations”)) with permission under Part 4A of the FSMA in respect of the activity specified by article 51ZC of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (managing an AIF), and which markets or manages an AIF (as defined in regulation 3 of the 2013 Regulations) in the UK, as well as a small registered UK AIFM as defined in regulation 2(1) of the 2013 Regulations; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013 as it forms part of the domestic law of the UK by virtue of the EUWA (the “UK CRR”) (and certain consolidated affiliates thereof, wherever established or located, of such UK CRR firms); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. Each such institutional investor is referred to herein as an “UK Institutional Investor”. EU Institutional Investors and UK Institutional Investors are referred to together as “Affected Investors.”

Pursuant to the EU Due Diligence Requirements, an EU Institutional Investor must, prior to investing in a “securitisation position” (as defined in the EU Securitization Regulation), among other things, verify that (i) where the originator or original lender is established in a third country (i.e., not within the EU), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (ii) the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains on an ongoing basis a material net economic interest of not less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention (the “EU Risk Retention Requirements”), (iii) the originator, sponsor or relevant securitization special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation (the “EU Transparency and Reporting Requirements”). Furthermore, an EU Institutional Investor must be able to demonstrate that it has undertaken a due diligence assessment which enables the EU Institutional Investor to assess the risks involved, considering at least (A) the risk characteristics of the securitisation position and the underlying exposures, and (B) all the structural features of the securitization that can materially impact the performance of the securitisation position.

Pursuant to the UK Due Diligence Requirements, a UK Institutional Investor must, prior to investing in a “securitisation position” (as defined in SR 2024), among other things, verify that (i) where the originator or original lender is established in a third country (i.e., not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes, (ii) if established in a third country (i.e., not within the UK), the originator, sponsor or original lender (each as defined in SR 2024) retains on an ongoing basis (or, in the case of certain UK Institutional Investors, continually retains) a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with SECN 5 or with Chapter 4 and Article 6 of Chapter 2 of the Securitisation Part of the PRA Rulebook (as applicable), and discloses the risk retention to the UK Institutional Investors (the “UK Risk Retention Requirements” and, together with the EU Risk Retention Requirements, the “Risk Retention Requirements”); (iii) verify that, where established in a third country (i.e., not within the UK), the originator, sponsor or securitization special purpose entity, where applicable, has made available sufficient information to enable UK Institutional Investors independently to assess the risks of holding the securitization position and has committed to make further information available on an ongoing basis, including at least the information listed under SECN 4 or Article 5 of Chapter 2 of the Securitisation Part of the PRA Rulebook (as applicable) (the “UK Transparency and Reporting Requirements” and, together with the EU Transparency and Reporting Requirements, the “Transparency and Reporting Requirements”). Furthermore, a UK Institutional Investor must be able to demonstrate that it has undertaken a due diligence assessment which enables the UK Institutional Investor to assess the risks involved, considering at least (A) the risk characteristics of the securitisation position and the underlying exposures, and (B) all the structural features of the securitization that can materially impact the performance of the securitisation position.

Failure to comply with the Due Diligence Requirements may result in various penalties being imposed on Affected Investors including, in the case of those investors subject to regulatory capital requirements, the imposition of a punitive capital charge on any notes acquired by the relevant investor or, in the case of alternative investment fund managers and UCITS funds, the requirement to take such corrective action as is in the best interests of the investors in the relevant alternative investment fund or collective investment scheme, as applicable. Investors in the Notes are responsible for analyzing their own regulatory position, and should consult their own advisers in this respect.

Affected Investors should note that none of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, CTCNA, the underwriters of the offered notes or any of their respective affiliates or any other person (i) makes any representation, warranty or guarantee that the information described herein is sufficient in all circumstances for such purposes or any other purpose or that the structure of the notes and the transactions described herein are compliant with the EU Securitization Regulation or the UK Securitization Framework described above or any other applicable legal, regulatory or other requirements; (ii) will have any liability to any Affected Investor with respect to any deficiency in such information or any failure of the transactions or structure contemplated hereby to comply with or otherwise satisfy any such requirements; and (iii) will have any obligation to any Affected Investor to enable such Affected Investor’s compliance with the Due Diligence Requirements or any other applicable legal, regulatory or other requirements. Affected Investors should note that any relevant regulator’s views with regard to the EU Securitization Regulation or the UK Framework may not be based on technical standards, guidance or other information known at this time.

Prospective investors should therefore make themselves aware of the EU Securitization Regulation and the UK Securitization Framework as applicable to them, and proposals to amend those regulations, in addition to any other applicable regulatory requirements with respect to their investment in the notes. Any changes in the law or regulation, the interpretation or application of any law or regulation, or changes in the regulatory capital treatment of the notes for some or all investors may negatively impact the regulatory position of individual investors and, in addition, may have a negative impact on the price and liquidity of the notes in the secondary market. Without limiting the foregoing, no assurance can be given that the EU Securitization Regulation or the UK Securitization Framework, or the interpretation or application thereof, will not change and, if any such change is effected, whether such change would affect the regulatory position of current or future investors in the notes. Affected Investors shall themselves be responsible for monitoring any changes to such laws or regulations.

None of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, CTCNA, the underwriters of the offered notes or any of their respective affiliates or any other person intends to comply with the Risk Retention Requirements or to comply with or provide the information required under the Transparency and Reporting Requirements and none of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, CTCNA, the underwriters of the offered notes or any of their respective affiliates or any other person makes any representation or gives any assurance as to whether, and to what extent, the information set out herein and in any periodic or other report provided in relation to the transaction is sufficient for the purpose of satisfying the EU Securitization Regulation or the UK Securitization Framework, including any due diligence obligations applicable to any Affected Investor. Each prospective investor in the notes should independently assess and determine whether the information provided herein and in any periodic or other reports provided to investors in relation to the issuance of the offered notes is sufficient to comply with the EU Securitization Regulation, UK Securitization Framework or any similar requirements.

Affected Investors who are subject to the Due Diligence Requirements will need to satisfy themselves that the notes are suitable investments, given that neither the Risk Retention Requirements nor the Transparency and Reporting Requirements will be complied with. Consequently, the notes may not be suitable for such investors, and the value and/or liquidity of the notes may be adversely affected.

In the event that the transaction is not in compliance with the EU Securitization Regulation or the UK Securitization Framework, an Affected Investor may be less likely to purchase any of the notes, which may have a negative impact on the ability of investors in the notes to resell their notes in the secondary market or on the price realized for such notes. In addition, as described above, in the event that a regulator determines that the transaction did not comply or is no longer in compliance with the EU Securitization Regulation or the UK Securitization Framework, an Affected Investor may be required by its regulators to set aside additional capital against its investment in the notes or take other remedial measures in respect of its investment in the notes.

All Affected Investors and other investors whose investment activities are subject to investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the notes will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. None of the none of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, Computershare Trust Company, National Association, the underwriters of the offered notes or any of their respective affiliates or any other person makes any representation, warranty or guarantee that the structure of the notes is compliant with any applicable legal, regulatory or other framework.

Transaction Structure Risks

[Risks relating to the use of Compounded SOFR as the Benchmark.]

[Changes in SOFR or such benchmark replacement will affect the rate at which the notes accrue interest and the amount of interest payments on the notes. Any decrease in the SOFR rate or such benchmark replacement will lead to a decrease in the interest payable on the notes. To the extent that the SOFR rate decreases below 0.00% for any interest period, the rate at which the notes accrue interest for such interest period will be reduced by the amount by which the SOFR rate is negative; provided, that the interest rate on the notes for any interest period will not be less than 0.00%. A negative SOFR rate could result in the interest rate applied to the notes decreasing to 0.00% for the related interest period.

Because Compounded SOFR is calculated in arrears, noteholders will not know the applicable interest rate for any interest period until near the end of that period, which may adversely affect the noteholders’ ability to value or sell the notes. Unlike term benchmarks that are fixed at the start of an interest period, Compounded SOFR is determined only after the applicable interest period has elapsed. Consequently, noteholders will not be able to estimate the amount of interest payable on the notes until shortly before each interest payment date.

JPMorgan Chase Bank or its designee will have significant discretion with respect to certain elements of the related benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining related benchmark replacement adjustments and making related benchmark replacement conforming changes. All determinations, decisions or elections by JPMorgan Chase Bank or its designee will be conclusive and binding absent manifest error and noteholders will not have the right to approve or disapprove any of these changes. In making any required determinations, decisions and elections under the terms of the notes, JPMorgan Chase Bank or its designee may have economic interests that are adverse to the interest of the noteholders, and these determinations, decisions or elections could have a material adverse effect on the return on, value of and market for these notes.

The issuing entity will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes. If the interest rate payable on the notes increases due to an increase in Compounded SOFR to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.]

The note interest rate and the credit card receivables interest rate may re-set at different times or fluctuate differently, which could result in a delay or reduction in payments on your notes.

Revolving credit card accounts may have finance charges set at a variable rate based on a designated index (for example, the prime rate). A tranche of notes may bear interest either at a fixed rate or at a floating rate based on a different rate index. The variable rate for a revolving credit card account may re-set at a point in time when the applicable floating rate index for your notes has not re-set. If so, the rate charged on the revolving credit card accounts may decline, and finance charge collections may be reduced without a corresponding reduction in the amounts payable as interest on the notes and other amounts paid from finance charge collections allocated to your notes. This could result in delayed or reduced principal and interest payments to you.

[Allocations of the default amount and reallocation of principal collections could result in a reduction in payment on the subordinated notes.

JPMorgan Chase Bank, as servicer of the credit card receivables in the issuing entity, will write off credit card receivables arising in revolving credit card accounts if those credit card receivables become uncollectible. The notes will be allocated a portion of the default amount for credit card receivables included in the issuing entity. In addition, principal collections allocated to subordinated notes may be reallocated to pay interest on senior notes or to pay the portion of the servicing fee allocable to senior notes. You may not receive full repayment of your notes and full payment of interest due if the nominal liquidation amount of your notes has been reduced by charge-offs resulting from any uncovered default amount or as a result of reallocations of principal collections to pay interest on senior notes or the portion of the servicing fee allocable to senior notes, and those amounts have not been reimbursed from finance charge collections allocated to the CHASEseries. For a discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount.”]

If JPMorgan Chase Bank or Chase Card Funding breaches representations and warranties relating to the credit card receivables, payments on your notes may be reduced.

JPMorgan Chase Bank, as transferor of the credit card receivables to Chase Card Funding, makes, and its predecessor Chase USA, as transferor of credit card receivables to Chase Card Funding and, prior to January 20, 2016, as transferor of the credit card receivables to the issuing entity, made, representations and warranties relating to the validity and enforceability of the credit card receivables arising under the revolving credit card accounts, and as to the perfection and priority of the security interest in the credit card receivables. However, the issuing entity owner trustee—referred to in this prospectus as the “owner trustee”—will not make any examination of the credit card receivables or the related records for the purpose of determining the presence or absence of defects, compliance with representations and warranties, or for any other purpose.

Chase Card Funding, as transferor of the credit card receivables, makes representations and warranties relating to the validity and enforceability of the credit card receivables arising under the revolving credit card accounts in the trust portfolio, and as to the perfection and priority of the issuing entity’s security interest in the credit card receivables. However, the owner trustee will not make any examination of the credit card receivables or the related records for the purpose of determining the presence or absence of defects, compliance with representations and warranties, or for any other purpose.

If a representation or warranty relating to the credit card receivables is violated, the related obligors may have defenses to payment or offset rights, or creditors of JPMorgan Chase Bank or Chase Card Funding may claim rights to the assets of the issuing entity. If a representation or warranty is violated, JPMorgan Chase Bank or Chase Card Funding may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described in “Sources of Funds to Pay the Notes—JPMorgan Chase Bank and Transferor Representations and Warranties,” JPMorgan Chase Bank or Chase Card

Funding must accept reassignment of each credit card receivable affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment price, reducing the payment on your notes. See “Sources of Funds to Pay the Notes— JPMorgan Chase Bank and Transferor Representations and Warranties.”

Class A [and Class B] notes can lose the benefit of subordination under some circumstances resulting in delayed or reduced payments to you.

Subordinated notes may have scheduled principal payment dates and legal maturity dates earlier than some or all of the senior notes.

If subordinated notes reach their scheduled principal payment date at a time when they are needed to provide the required subordination for the senior notes and the issuing entity is unable to issue additional subordinated notes or obtain acceptable alternative forms of credit enhancement, prefunding of the senior notes will begin and those subordinated notes may not be paid on their scheduled principal payment date. The principal funding subaccounts of the senior notes will be prefunded with principal collections available for that purpose up to the amount necessary to permit the payment of those subordinated notes while maintaining the required subordination for the senior notes. See “Deposit and Application of Funds in the Issuing Entity—Targeted Deposits of Available Principal Collections to the Principal Funding Account.”

Subordinated notes which have reached their scheduled principal payment date will not be paid until the remaining subordinated notes provide the required subordination for the senior notes, which payment may be delayed further as other subordinated notes reach their scheduled principal payment date. The subordinated notes will be paid on their legal maturity date, to the extent that any funds are available from proceeds of the sale of assets and amounts on deposit in applicable issuing entity bank accounts, whether or not the senior notes have been fully prefunded. If the rate of repayment of principal on the assets in the issuing entity were to decline during the prefunding period for the senior notes, then the principal funding subaccounts of the senior notes may not be fully prefunded before the legal maturity date of the subordinated notes. In that event and only to the extent not fully prefunded, the senior notes would not have the required subordination as of the legal maturity date of those subordinated notes unless additional subordinated notes were issued or a sufficient amount of senior notes would have matured so that the remaining outstanding subordinated notes are sufficient to provide the necessary subordination.

The table in “JPMorgan Chase Bank’s Credit Card Portfolio—Principal Payment Rates” presents the highest and lowest cardholder monthly principal payment rates for the trust portfolio during the periods shown in that table. Principal payment rates for the issuing entity may change due to a variety of factors including economic conditions (including the rate of inflation), consumer spending and behavioral patterns, legal and regulatory factors and changes in the terms of the revolving credit card accounts by JPMorgan Chase Bank. Accordingly, the principal payment rate for the issuing entity may change due to these factors as well as due to the inclusion in the issuing entity of credit card receivables with different characteristics than those currently included. There can be no assurance that the principal payment rate for the issuing entity will remain in the range presented in that table in the future.

The composition of the assets in the issuing entity may change, which may decrease the credit quality of the assets securing the offered notes, which in turn could cause your receipt of payments of principal and interest to be reduced, delayed or accelerated.

The assets in the issuing entity currently consist of credit card receivables arising in revolving credit card accounts owned by JPMorgan Chase Bank and funds on deposit in the issuing entity bank accounts. JPMorgan Chase Bank cannot guarantee that new assets will be of the same credit quality as the assets that are currently included in the issuing entity.

The assets included in the issuing entity may change every day. JPMorgan Chase Bank may choose, or may be required, to transfer additional credit card receivables to Chase Card Funding for further transfer to the issuing entity. The revolving credit card accounts from which those additional credit card receivables arise may have terms and conditions that are different from the terms and conditions that apply with respect to the revolving credit card accounts whose credit card receivables are already included in the issuing entity. For example, the new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, JPMorgan Chase Bank may transfer the credit card receivables in revolving credit card accounts acquired through purchase or merger by JPMorgan Chase Bank to Chase Card Funding and in turn to the issuing entity if specified conditions are satisfied. Those credit card accounts acquired through purchase or merger by JPMorgan Chase Bank will have been originated using the account originator’s underwriting criteria, not those of JPMorgan Chase Bank or its predecessors. That account originator’s underwriting criteria may have been more or less stringent than those of JPMorgan Chase Bank and its predecessors. Also, JPMorgan Chase Bank may transfer credit card receivables to Chase Card Funding, which will be transferred in turn to the issuing entity, that arise in revolving credit card accounts that may have been originated by JPMorgan Chase Bank using different credit criteria from the criteria applied by JPMorgan Chase Bank for the revolving credit card accounts whose credit card receivables are currently transferred to the issuing entity. JPMorgan Chase Bank cannot guarantee that new credit card accounts will be of the same credit quality as the credit card accounts currently or historically designated to have their credit card receivables transferred to the issuing entity. If the credit quality of the credit card receivables transferred to and included in the issuing entity were to deteriorate, your receipt of principal and interest payments may be reduced, delayed or accelerated.

In addition, principal collections not allocated to noteholders and not required to be deposited to a principal funding account or applicable principal funding subaccount for the benefit of a tranche of notes or used to pay interest on senior notes or the portion of the servicing fee allocable to senior notes, will be paid by the servicer, on behalf of the issuing entity, to the transferor or deposited in the excess funding account. Additional credit card receivables may be transferred to the issuing entity if the conditions to that transfer have been satisfied. New assets included in the issuing entity may have characteristics, terms and conditions that are different from those of the credit card receivables already included in the issuing entity and may be of a different credit quality due to differences in underwriting criteria and payment terms.

If the credit quality of the assets included in the issuing entity were to deteriorate, your receipt of principal and interest payments may be reduced, delayed or accelerated. See “Sources of Funds to Pay the Notes.”

JPMorgan Chase Bank may not be able to generate new credit card receivables or designate new revolving credit card accounts when required, which could result in an acceleration of or reduction in payments on your notes.

The issuing entity’s ability to make payments on the notes will be impaired if sufficient new credit card receivables are not generated by JPMorgan Chase Bank. JPMorgan Chase Bank may be prevented from generating sufficient new credit card receivables or designating new credit card receivables to add to the issuing entity due to current or future regulatory restrictions or for other reasons. JPMorgan Chase Bank does not guarantee that new credit card receivables will be created, that any credit card receivables will be transferred through Chase Card Funding to the issuing entity or that credit card receivables will be repaid at a particular time or with a particular pattern.

If the principal amount of assets included in the issuing entity falls below specific levels, the transfer and servicing agreement provides that JPMorgan Chase Bank must transfer additional credit card receivables to Chase Card Funding and Chase Card Funding will be required to transfer additional credit card receivables to the issuing entity. There is no guarantee that JPMorgan Chase Bank will have enough credit card receivables to transfer through Chase Card Funding to the issuing entity.

If JPMorgan Chase Bank does not make an addition of assets through Chase Card Funding to the issuing entity, then an early amortization event will occur, which will result in acceleration of or a reduction in payments on your notes. See “The Notes— Redemption and Early Amortization of Notes; Early Amortization Events.”

The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

If the percentage of receivables that are 60 or more days delinquent reaches or exceeds the delinquency trigger, as discussed in “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review—Delinquency Trigger,” and the requisite votes are obtained as described in “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review—Voting Procedure for Asset Representations Review,” the asset representations reviewer will perform a review in accordance with the procedures set forth in the asset representations review agreement.

None of the accounts or receivables comprising the trust portfolio have been subject to the asset representations review process, and no assurance can be given that the asset representations review process will achieve the intended result of identifying noncompliance with representations and warranties concerning the receivables.

The objective of the review process, including the final determination by the asset representations reviewer, is to independently identify noncompliance with a representation or warranty concerning the receivables. The review procedures for the asset representations review have been designed to determine whether a receivable under review was not in compliance with the representations and warranties made about it by the JPMorgan Chase Bank or Chase Card Funding in the transaction documents at the relevant time, which is usually at origination of the receivable or as of the addition cutoff date for the related credit card account. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The review is not designed to determine whether the receivable was serviced in compliance with the transfer and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any non-compliance. The review is not designed to determine whether JPMorgan Chase Bank’s origination or underwriting policies and procedures are adequate, reasonable or prudent.

Following any asset representations review, the indenture trustee, the issuing entity, the transferor, the sponsor and the servicer will receive a report of the findings of the asset representations reviewer. If the report identifies any instance of non-compliance with the representations and warranties made by the sponsor, servicer, transferor or the issuing entity in the transaction documents, as evidenced by a failure to pass the applicable review procedure set forth in the asset representations review agreement and referred to in this prospectus as a “test failure,” the servicer will determine whether all additional conditions for repurchase have been met, including for certain representations and warranties whether the non-compliance constituted a breach that had a material and adverse effect on any credit card receivable that had not been cured during the relevant cure period. The servicer is currently JPMorgan Chase Bank, the same entity that originates the receivables. If the servicer determines that the conditions for repurchase have been met, the servicer will provide notice to the transferor requesting the transferor to repurchase the ineligible receivable. There is no guarantee that a test failure will automatically result in a repurchase obligation. In addition, investors may request that the indenture trustee provide notice to the transferor requesting repurchase of an ineligible receivable, but there is no guarantee that the indenture trustee will decide to do so.

In addition, there may be no correlation between any breach of representations or warranties and any increase in delinquencies.

The certification provided by the chief executive officer of the depositor does not guarantee that the securitization will produce expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the offered notes in accordance with their terms as described in this prospectus.

One of the transaction requirements for the use of a shelf registration statement is the filing at the time of each offering from the shelf of a certification from the chief executive officer of the depositor of the issuing entity concerning the disclosure contained in the prospectus and the structure of the securitization.

While in the certification the chief executive officer expresses a belief that there is a reasonable basis to conclude that the securitization is structured to produce expected cash flows at times and in amounts to service scheduled repayments of interest and the ultimate payment of principal on the offered notes in accordance with their terms, investors should be aware that the certification does not guarantee that the securitization will produce those expected cash flows or that you will not suffer from delays or reductions in or acceleration of repayment on your notes.

Issuance of additional notes may affect the timing and amount of payments to you.

The issuing entity may issue new notes of any series, class or tranche from time to time. New notes may be issued by the issuing entity without notice to existing noteholders and without their consent, and may have different terms from outstanding notes. For a description of the conditions that must be met before the issuing entity can issue new notes, see “The Notes—Issuances of New Series, Classes and Tranches of Notes.”

The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, some notes issued after the offered notes may have a higher interest rate than the offered notes. This could result in a reduction in the finance charge collections used to pay interest on your notes. Also, when new notes are issued, the voting rights of your notes will be diluted. See “ —You may have limited or no ability to control actions under the indenture. ”

Some customers may provide information that is inaccurate or intentionally false during the underwriting process.

Receivables are originated generally in accordance with the underwriting criteria and process described in this prospectus. See “JPMorgan Chase Bank’s Credit Card Portfolio—Underwriting Criteria and Process” and “JPMorgan Chase Bank’s Credit Card Portfolio—Compliance with Underwriting Criteria” for a description of JPMorgan Chase Bank’s underwriting criteria and the process for reviewing for any deviations from the disclosed underwriting criteria. Customers supply a variety of information regarding income, occupation, and employment status that is used in the underwriting process. JPMorgan Chase Bank generally does not verify this information, and this information may be inaccurate or intentionally false. Credit card transactions arising from credit card accounts that are underwritten based on such inaccurate or intentionally false information either (i) may lead to increased receivable delinquencies or charge-offs, which could result in an early amortization event and could result in an acceleration of payment or reduced payments on your notes or (ii) if any transaction is determined to be a fraudulent charge, could result in an increase in adjustments to the issuing entity’s transferor amount.

The underwriting, risk management and servicing efforts of JPMorgan Chase Bank may not be effective.

JPMorgan Chase Bank’s underwriting criteria and process may not be successful in identifying and declining applicants with higher than average credit risks, such as applicants that may have had difficulty obtaining loans from other sources, including other banks and other financial institutions, due to factors such as credit problems, limited credit histories, adverse financial circumstances or high debt-to-income ratios. JPMorgan Chase Bank’s risk management policies, procedures and techniques may not be sufficient to identify all of the risks to which it is exposed, to mitigate the risks it has identified, or to identify additional risks to which it may become subject in the future. In addition, a failure to effectively identify, manage, monitor and mitigate operational risks may negatively impact JPMorgan Chase Bank’s ability to service the credit card receivables of the issuing entity. These risks may result in your principal and interest payments being reduced, delayed or accelerated.

The rate of collections on delinquent accounts may not be consistent over time and variations in this rate may lead to significant increases in the rate of charge-offs.

If JPMorgan Chase Bank is unable to collect amounts owing on delinquent accounts, it will charge off these accounts. Future charge-offs in the trust portfolio and overall credit quality for the trust portfolio are subject to uncertainties which may cause actual results to differ from current and historical performance. These uncertainties could include the direction and changes in the bankruptcy law, the rate of unemployment, portfolio seasoning, interest rate movements and portfolio mix, among others.

An increase in charge-offs may reduce the effective yield on the credit card receivables and the amount of outstanding balances in the trust portfolio. These reductions could result in an early amortization event for the notes and could result in an acceleration of payment or reduced payments on your notes. See “JPMorgan Chase Bank’s Credit Card Portfolio—Delinquency and Loss Experience.”

You may have limited or no ability to control actions under the indenture.

Under the indenture, some actions require the consent of noteholders holding more than a specified percentage of the aggregate outstanding dollar principal amount of a series, class or tranche of notes or all of the notes. In the case of votes by holders of a series, class or tranche of notes or votes by holders of all the notes, the outstanding dollar principal amount of the senior-most class of notes will generally be substantially greater than the outstanding dollar principal amount of the subordinated notes. Consequently, the holders of the senior-most class of notes will generally have the ability to determine whether and what actions should be taken. The subordinated noteholders will generally need the concurrence of the senior-most noteholders to cause actions to be taken. This may result in, among other things, payment of principal being accelerated when it is in your interest to receive payment of principal on the scheduled principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal.

If an event of default occurs, your remedies may be limited and you may not receive full payment of principal and accrued interest.

Your remedies may be limited if an event of default under the offered notes occurs. After an event of default affecting your notes and an acceleration of your notes, any funds in the issuing entity bank accounts with respect to the offered notes will be applied to pay principal of and interest on the offered notes. Then, in each following month, available principal collections and available finance charge collections allocated to the offered notes will be deposited into the applicable issuing entity bank accounts and applied to make monthly principal and interest payments on the offered notes until the legal maturity date.

[However, because your tranche of notes is subordinated, you generally will receive payment of principal of that tranche only if, and to the extent that, after giving effect to that payment, the required subordination will be maintained for the senior notes.]

Following an event of default and acceleration, holders of the affected tranche of notes will have the ability to direct a sale of the assets in the issuing entity under the limited circumstances as described in “The Notes—Events of Default Remedies” and “Sources of Funds to Pay the Notes—Sale of Assets.”

However, following an event of default and acceleration, if the indenture trustee or the holders of more than 66 2/3% of the outstanding dollar principal amount of the affected tranche of notes direct the sale of a portion of the assets securing that tranche, the sale will occur only if, after giving effect to that payment, the required subordination will be maintained for the senior notes by the remaining subordinated notes or if that sale occurs on the legal maturity date of that tranche. If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, a sale of the assets of the issuing entity will be conducted by the collateral agent at the direction of the indenture trustee on that date regardless of the subordination requirements of any senior notes, provided that the principal amount of the assets sold in any such sale will not exceed the limits set forth in the indenture, and any proceeds from such sale will be allocated in accordance with the indenture.

Even if a sale of assets is permitted, there is no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated tranche of notes.

JPMorgan Chase Bank’s review of the pool asset disclosure in this prospectus does not provide absolute certainty that the pool asset disclosure is accurate in all material respects.

JPMorgan Chase Bank performed a review under Rule 193 of the Securities Act of 1933, as amended, of the information required to be included in this prospectus relating to the receivables pursuant to Item 1111 of Regulation AB. Such information is referred to in this prospectus as “Rule 193 Information.” This review is further described under “JPMorgan Chase Bank’s Credit Card Portfolio—Rule 193 Review.” JPMorgan Chase Bank’s review was designed to provide reasonable assurance that the Rule 193 Information is accurate in all material respects. However, the review was not designed, and is not likely, to be sufficient to provide absolute certainty that the Rule 193 Information is accurate in all material respects. JPMorgan Chase Bank used judgment to determine the scope of the review, and the completion of the review process required the application of a significant level of due diligence and judgment. As a result, the review by JPMorgan Chase Bank was designed and effected to provide reasonable assurance that the Rule 193 Information is accurate in all material respects. Investors should be aware that the review did not provide complete assurance that the Rule 193 Information is, in fact, accurate in all material respects.

General Risk Factors

There is no public market for the offered notes. As a result you may be unable to sell your notes or the price of the offered notes may suffer.

The underwriters of the offered notes may assist in resales of the offered notes but they are not required to do so. A secondary market for the offered notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

In addition, some notes may have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to resell those notes. This may affect the price you receive for the notes or your ability to resell the notes. Moreover, adverse events in financial markets, such as increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain asset-backed securities may reduce the market price or adversely affect the liquidity of your notes.

You should not purchase the offered notes unless you understand and know you can bear these and other investment risks as outlined in this section.

If your notes are repaid prior to the scheduled principal payment date, you may not be able to reinvest your principal in a comparable security.

If your notes are repaid early and this occurs at a time when prevailing interest rates are lower than when your notes were issued, you may not be able to reinvest your proceeds in a comparable security with an effective interest rate equivalent to that of your notes.

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the liquidity or the market value of your notes.

The initial ratings of the offered notes by credit rating agencies address the likelihood of the payment of interest on the offered notes when due and the ultimate payment of principal of the offered notes by the legal maturity date. The ratings do not address the likelihood of payment of principal of the offered notes on the scheduled principal payment date. In addition, the ratings do not address the possibility of early payment or acceleration of the offered notes, which could be caused by an early amortization event or an event of default. See “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events” and “The Notes—Events of Default.”

The ratings of the offered notes are not a recommendation to buy, hold or sell that tranche. The ratings of the offered notes may be reduced, withdrawn or qualified at any time by the applicable rating agency. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the liquidity or the market value of your notes.

The rating agencies hired by JPMorgan Chase Bank to rate a tranche of notes may be perceived to have a conflict of interest because JPMorgan Chase Bank has paid the fee charged by the rating agencies for their rating services.

Rating agencies not hired to rate a tranche of notes may assign unsolicited ratings, which may differ from the ratings assigned by any hired rating agencies. The SEC adopted a rule in December 2009 for nationally recognized statistical rating organizations, referred to in this prospectus as “NRSROs,” aimed at enhancing transparency, objectivity and competition in the credit rating process. Pursuant to the rule, all information provided by an issuer, sponsor or underwriter to a hired NRSRO in connection with an initial credit rating or in connection with surveillance of an existing rating must be posted on a password-protected website accessible by non-hired NRSROs in order to make it possible for non-hired NRSROs to assign unsolicited ratings. An unsolicited rating could be assigned at any time, including prior to the closing date. NRSROs, including the hired NRSROs, have different rating methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on a tranche of notes, there can be no assurance that such rating will not differ from, or be lower than, the ratings provided by the hired NRSROs, which could adversely affect the liquidity or the market value of your notes. Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not to rely solely on the ratings on a tranche of notes.

Certain of the rating agencies have indicated that their ratings on the notes could potentially be affected by a change in the corporate structure or rating of JPMorgan Chase Bank even without a change in the quality or performance of the receivables in the issuing entity. We cannot assure you that there will be no such corporate structure or rating change before your notes mature. If JPMorgan Chase Bank is not able to satisfy rating agency requirements, such as completing certain credit enhancement actions if requested by the rating agencies, to maintain the ratings of asset-backed securities issued by the issuing entity, this could limit JPMorgan Chase Bank’s ability to access the securitization markets.

Additional factors affecting the extent to which JPMorgan Chase Bank will securitize its credit card receivables in the future include the overall credit quality of the receivables, the costs of securitizing the receivables and the legal, regulatory, accounting and tax requirements governing securitization transactions. A decision to cease issuing additional notes from the issuing entity could reduce the market price or adversely affect the liquidity of your notes.

GLOSSARY

This prospectus uses defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page 161 in this prospectus.

USE OF PROCEEDS

The net proceeds from the sale of each series, class and tranche of notes will be received by the issuing entity and paid to the transferor to be used for its general corporate purposes, including the purchase of additional receivables from JPMorgan Chase Bank and the repayment to JPMorgan Chase Bank of amounts borrowed by the transferor to purchase receivables from JPMorgan Chase Bank. No expenses, if any, incurred in connection with the selection of receivables have been or are expected to be paid from such proceeds.

THE ISSUING ENTITY

General

Chase Issuance Trust, a Delaware statutory trust, also called the “issuing entity,” is the issuing entity of the offered notes. The issuing entity was established on April 24, 2002 under the direction of a predecessor to JPMorgan Chase Bank, as sponsor and depositor. Its principal offices are at 1100 North Market Street, Wilmington, Delaware 19890-1600, in care of Wilmington Trust Company, as owner trustee, telephone number (302) 651-1000. The issuing entity was previously known as the Bank One Issuance Trust. The fiscal year for the issuing entity ends on December 31 of each year.

JPMorgan Chase Bank is the owner of the revolving credit card accounts which have been designated to have their receivables included as assets of the issuing entity.

The issuing entity’s activities are limited to:

•	acquiring and holding credit card receivables and the other assets of the issuing entity and the proceeds from those assets;

•	issuing notes;

•	making payments on the notes; and

•	engaging in other activities as may be required in connection with conservation of the issuing entity estate and the making of distributions to the noteholders and the transferor.

The assets of the issuing entity currently consist of:

•

credit card receivables arising in certain revolving credit card accounts owned by JPMorgan Chase Bank that meet the eligibility criteria for, and have been designated for, inclusion in the issuing entity; and

•	funds on deposit in the collection account, the excess funding account, the interest funding account, the principal funding account and the Class C reserve account.

The assets of the issuing entity may include in the future:

•	credit card receivables that arise in revolving credit card accounts owned by JPMorgan Chase Bank or by one of its affiliates; and

•	the issuing entity bank accounts, including any supplemental accounts, established for the benefit of any future series, classes or tranches of notes.

The issuing entity has established a collection account to receive payments in respect of the assets, including collections on credit card receivables that are held directly by the issuing entity. The issuing entity has also established an excess funding account and will retain Principal Collections in that account if, and to the extent that, there are any deficiencies in either the Required Transferor Amount or the Minimum Pool Balance.

Prior to January 20, 2016, Chase USA transferred receivables directly to the issuing entity. From January 20, 2016 through May 17, 2019, receivables were transferred by Chase USA to Chase Card Funding and by Chase Card Funding to the issuing entity. Beginning on May 18, 2019, receivables have been and will be transferred by JPMorgan Chase Bank to Chase Card Funding and by Chase Card Funding to the issuing entity.

The credit card receivables are transferred to Chase Card Funding pursuant to the “receivables purchase agreement” between JPMorgan Chase Bank, as originator and Chase Card Funding, as purchaser. The credit card receivables are transferred to the issuing entity from Chase Card Funding pursuant to the “transfer and servicing agreement,” among JPMorgan Chase Bank, as servicer, account owner and administrator, Chase Card Funding, as transferor, the issuing entity, and CTCNA, as indenture trustee and collateral agent. The issuing entity then transfers the credit card receivables to asset pool one pursuant to the “asset pool one supplement,” among the issuing entity and CTCNA, as indenture trustee and collateral agent. Additional revolving credit card accounts may, from time to time, also be designated to have their credit card receivables transferred to Chase Card Funding, then to the issuing entity and to asset pool one pursuant to the respective agreements referenced above. The receivables have been, and all additional credit card receivables will be, pledged to secure the notes pursuant to the indenture.

The original indenture contemplated the ability to create multiple asset pools, each of which would have its own assets. Asset pool one is currently the only asset pool in the issuing entity. The indenture has been amended to provide that there will be no asset pools other than asset pool one.

Asset pool one currently consists of Issuing Entity Eligible Receivables arising in certain revolving credit card accounts owned by JPMorgan Chase Bank. All of the assets included in the issuing entity are included in asset pool one pursuant to the asset pool one supplement, in which the collateral agent has been granted a security interest to secure notes which have been designated in an indenture supplement as being secured by that collateral. In the future, any additional assets added to the issuing entity, including Issuing Entity Eligible Receivables that arise in revolving credit card accounts owned by JPMorgan Chase Bank or by one of its affiliates, will be included in asset pool one. Asset pool one is governed by the asset pool one supplement.

JPMorgan Chase Bank has transferred and assigned all of its right, title and interest in and to the credit card receivables in the revolving credit card accounts designated for the issuing entity and all credit card receivables created afterward in those credit card accounts through Chase Card Funding to the issuing entity. Other than indicating in its computer files that the credit card receivables have been conveyed through Chase Card Funding to the issuing entity, the records and agreements relating to the revolving credit card accounts and the credit card receivables in the issuing entity maintained by the issuing entity are not and will not be: (1) segregated by JPMorgan Chase Bank, the servicer or the issuing entity, as applicable, from other documents and agreements relating to other revolving credit card accounts and credit card receivables or (2) stamped or marked to reflect the transfer of the credit card receivables to the issuing entity, although the computer records of JPMorgan Chase Bank are and will be required to be marked to evidence that transfer.

JPMorgan Chase Bank and Chase Card Funding have filed and will file UCC financing statements meeting the requirements of Ohio and Delaware state law with respect to the credit card receivables to perfect the security interests of the issuing entity and the collateral agent on behalf of the noteholders. See “Risk Factors” and “Material Legal Aspects of the Credit Card Receivables.”

The Trust Agreement

The issuing entity operates pursuant to an agreement, referred to in this prospectus as the “issuing entity trust agreement” or the “trust agreement,” between Chase Card Funding, as transferor, and Wilmington Trust Company, as owner trustee. On January 20, 2016, Chase USA transferred its beneficial interest in the issuing entity to Chase Card Funding, a permitted affiliate transferee under the trust agreement. The issuing entity does not have any officers or directors. Its sole beneficiary is Chase Card Funding. As beneficiary, Chase Card Funding will generally direct the actions of the issuing entity.

Chase Card Funding and the owner trustee may amend the trust agreement without the consent of the noteholders or the indenture trustee, and upon the issuance of an Issuing Entity Tax Opinion, so long as the amendment will not and is not reasonably expected to (1) adversely affect in any material respect the interests of the noteholders or (2) significantly change the permitted activities of the issuing entity, as described in the trust agreement.

In addition, the trust agreement may also be amended from time to time with the consent of Chase Card Funding and the owner trustee and, (a) in the case of a significant change in the permitted activities of the issuing entity which is not reasonably expected to have a material adverse effect on the noteholders, the consent of not less than a majority of the aggregate outstanding dollar principal amount of each class and tranche of notes affected by the change and, (b) in all other cases, with the consent of more than 66 2/3% of the aggregate outstanding dollar principal amount of each series, class or tranche of notes affected by that amendment.

However, the prior consent of 100% of the adversely affected noteholders of each outstanding series, class or tranche of notes is required for any amendment that would result in:

•

an increase or a reduction in any manner of the amount of, or acceleration or delay in the timing of, collections of payments in respect of any credit card receivables or distributions that are required to be made for the benefit of the noteholders, or

•	a reduction of the percentage of the outstanding dollar principal amount of any series, class or tranche of notes, the holders of which are required to consent to an amendment.

See “The Notes—Tax Opinions for Amendments” for additional conditions to amending the trust agreement.

Issuing Entity Covenants

The issuing entity will not, among other things:

•

fail to pay any amount owed with respect to principal and interest payable on the notes, other than amounts withheld in good faith under the Internal Revenue Code or other applicable tax law including foreign withholding;

•	voluntarily dissolve or liquidate; or

•	fail to maintain the security interest in the collateral or otherwise impair the rights of the issuing entity or the noteholders in the collateral.

Owner Trustee

Wilmington Trust Company—also referred to in this prospectus as the “issuing entity owner trustee” or the “owner trustee”—is a Delaware non-depository trust company originally incorporated in 1901. On July 1, 2011, Wilmington Trust Company filed an amended charter which changed its status from a Delaware banking corporation to a Delaware non-depository trust company. Wilmington Trust Company’s principal place of business is located at 1100 North Market Street, Wilmington, Delaware 19890. Wilmington Trust Company is an affiliate of Wilmington Trust, National Association (“WTNA”) and both Wilmington Trust Company and WTNA are subsidiaries of M&T Bank Corporation. Since 1998, Wilmington Trust Company has served as owner trustee in numerous asset-backed securities transactions involving credit card receivables.

On February 3, 2026, certain investors served WTNA with a civil complaint, filed in the Supreme Court of the State of New York, County of New York, for an unspecified amount of damages arising from alleged breaches of contract and duties related to WTNA’s roles as custodian and indenture trustee for certain Tricolor Holdings, LLC asset-backed securitization transactions. The plaintiffs generally assert causes of action related to WTNA’s purported failure to comply with certain provisions related to waterfall payments, servicing transition costs and post-event of default duties and related to WTNA’s purported failure to perform certain actions as custodian with respect to the related receivables. WTNA intends to vigorously defend itself against this legal action. Wilmington Trust Company is also subject to various legal proceedings that arise from time to time in the ordinary course of business. Wilmington Trust Company does not believe that the ultimate resolution of any of the proceedings referred to herein will have a materially adverse effect on its services as owner trustee.

Wilmington Trust Company has provided the above information for purposes of complying with Regulation AB. Other than the above two paragraphs, Wilmington Trust Company has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The owner trustee is responsible for maintaining the trust distribution account for the benefit of the depositor, as holder of the residual interest in the issuing entity. The owner trustee may execute documents on behalf of the issuing entity and may take other actions on behalf of the issuing entity at the direction of the noteholders, the indenture trustee, the collateral agent, the depositor, the administrator or the servicer.

The owner trustee will not be liable for (i) any action it takes or omits to take unless the action or omission constitutes willful misconduct, negligence or bad faith by the owner trustee or (ii) any action it takes or omits to take in good faith at the instruction of the administrator. The owner trustee will not be required to exercise any of its rights or powers under the transaction documents or to institute, conduct or defend any litigation on behalf of the issuing entity at the direction of the depositor unless the depositor has offered indemnity satisfactory to the owner trustee to protect it against the costs and liabilities that may be incurred.

The owner trustee may resign at any time by notifying the administrator. The administrator may remove the owner trustee, and will remove the owner trustee if the owner trustee becomes legally unable to act, becomes subject to a bankruptcy-related event or is no longer eligible to act as owner trustee under the trust agreement. However, no resignation or removal of the owner trustee will be effective until the appointment of a replacement owner trustee is effective. JPMorgan Chase Bank, on behalf of the issuing entity, will pay out of its own funds, without reimbursement, the fees of the owner trustee and will reimburse the owner trustee for its expenses and indemnify the owner trustee against all liabilities, in each case incurred by the owner trustee in connection with the performance of its duties unless incurred through the owner trustee’s own willful misconduct, negligence or bad faith, except for errors in judgment.

Bankruptcy Considerations

The issuing entity is organized as a Delaware statutory trust. As such, although not free from doubt, the issuing entity is subject to a proceeding under the Bankruptcy Code in the event of its insolvency. However, the trust agreement for the issuing entity includes limitations on its activities designed to make remote the likelihood of a bankruptcy of the issuing entity. These limitations include restrictions on the nature of its activities and on the incurrence of additional indebtedness and restrictions on its ability to commence a voluntary case or proceeding under U.S. bankruptcy laws or any similar state law.

In addition, pursuant to the trust agreement and the transfer and servicing agreement, the owner trustee, the indenture trustee, the collateral agent and the noteholders will agree to not institute any proceeding against the issuing entity under U.S. bankruptcy laws or any similar state laws in connection with any obligations under the notes, the trust agreement or the transfer and servicing agreement.

Under Delaware law, the insolvency or receivership of Chase Card Funding or the bankruptcy of the holder of a beneficial interest in the issuing entity would not in and of itself result in the termination or dissolution of the issuing entity.

The Administrator

JPMorgan Chase Bank is the administrator for the issuing entity under the transfer and servicing agreement, a copy of which has been filed as an exhibit to the registration statement. As administrator, JPMorgan Chase Bank has agreed, to the extent provided in the transfer and servicing agreement, to provide notices and to perform on behalf of the issuing entity all administrative obligations required by the indenture and as described in the transfer and servicing agreement. Duties of the administrator may include the execution of documents on behalf of the issuing entity.

As compensation for its performance of the administrator’s obligations under the transfer and servicing agreement and as reimbursement for its expenses related thereto, the administrator is entitled to a monthly administration fee to be paid by JPMorgan Chase Bank. JPMorgan Chase Bank, on behalf of the issuing entity, will pay out of its own funds, without reimbursement, all expenses incurred, fees and disbursements of the administrator.

The administrator may resign upon giving the issuing entity 60 days’ prior written notice. The issuing entity may remove the administrator upon giving the administrator 60 days’ prior written notice, and may remove the administrator immediately if the administrator defaults in its duties under the transfer and servicing agreement or becomes subject to a bankruptcy-related event. However, no resignation or removal of the administrator will be effective until the appointment of a replacement administrator is effective.

CHASE CARD FUNDING LLC

General

Chase Card Funding is the depositor into the issuing entity. Chase Card Funding, a wholly-owned subsidiary of JPMorgan Chase Bank, was formed in November 2015 and is headquartered in Wilmington, Delaware. The principal executive office of Chase Card Funding is located at 201 North Walnut Street, Wilmington, Delaware 19801, telephone number (302) 282-0122. JPMorgan Chase Bank is the sole member of Chase Card Funding.

Chase Card Funding was created for the limited purpose of purchasing, holding, owning and transferring receivables and related activities. Since its formation, the transferor has been engaged in these activities solely as (i) the purchaser of receivables from JPMorgan Chase Bank pursuant to the receivables purchase agreement, (ii) the transferor of receivables to the issuing entity pursuant to the transfer and servicing agreement, (iii) the beneficiary and transferor of the issuing entity pursuant to the trust agreement, and (iv) the beneficiary and transferor that executes underwriting, subscription and purchase agreements in connection with the issuance of notes. Chase Card Funding may also act as the depositor for other master trusts or securitization special purpose entities affiliated with JPMorgan Chase Bank, but has not done so to date.

Transfer of the Transferor Interest

On January 20, 2016, Chase Card Funding took over the role of transferor, and assumed the corresponding covenants and obligations relating thereto. On that same date, Chase USA, a predecessor of JPMorgan Chase Bank, conveyed the Transferor Certificate and certain tranches of retained subordinated notes to Chase Card Funding.

JPMORGAN CHASE BANK

General

JPMorgan Chase Bank is the sponsor of, and the servicer for, the issuing entity and is the originator of the credit card receivables. JPMorgan Chase Bank is also the administrator of the issuing entity. JPMorgan Chase Bank will also act as the calculation agent for the issuing entity in connection with certain floating rate note issuances.

On the Merger Date, Chase USA was merged with and into JPMorgan Chase Bank with JPMorgan Chase Bank as the surviving entity. Prior to the Merger Date, Chase USA was the sponsor, originator, administrator and servicer of the issuing entity. On the Merger Date, JPMorgan Chase Bank succeeded Chase USA as sponsor, originator, administrator and servicer of the issuing entity and sole member of Chase Card Funding, the depositor and transferor of the issuing entity.

JPMorgan Chase Bank is a wholly-owned bank subsidiary of JPMorgan Chase, which is a leading global financial services firm and one of the largest banking institutions in the United States, with operations worldwide. JPMorgan Chase Bank is a national banking association that is subject to supervision and regulation by the OCC. JPMorgan Chase Bank’s main office is located in Columbus, Ohio, and it has retail branches in 48 states and Washington, D.C.

JPMorgan Chase Bank operates nationally as well as through non-U.S. bank branches and subsidiaries, and representative offices. JPMorgan Chase Bank either directly or through such branches, subsidiaries and offices offers a wide range of banking services to its U.S. and non-U.S. customers including investment banking, financial services for consumers and small businesses, commercial banking, financial transactions processing and asset management. Under the J.P. Morgan and Chase brands, JPMorgan Chase Bank serves millions of customers in the U.S. and many of the world’s most prominent corporate, institutional and government clients. JPMorgan Chase Bank’s principal operating subsidiaries outside the U.S. are J.P. Morgan Securities plc and J.P. Morgan SE, which are based in the United Kingdom (“U.K.”) and Germany, respectively.

JPMorgan Chase Bank’s activities that relate to consumer and small business credit card lending and other forms of consumer lending are primarily operated out of its offices located at 201 North Walnut Street, Wilmington, Delaware 19801. JPMorgan Chase Bank is one of the largest issuers of Visa and Mastercard credit cards in the United States.

JPMorgan Chase Bank offers a wide variety of bankcard products to targeted segments of creditworthy customers throughout the United States, most of whom are experienced users of general purpose credit products. These products cover a range which includes both Chase-branded products as well as products that are developed and marketed through co-brand partnerships.

JPMorgan Chase Bank markets a variety of bankcard products through multiple distribution channels, including direct mail, the extensive branch network of JPMorgan Chase Bank, an array of websites and other direct response media channels.

On January 7, 2026, JPMorgan Chase Bank announced that it will become the new issuer of Apple Card. JPMorgan Chase Bank entered into a forward purchase commitment on December 30, 2025 to acquire the Apple credit card portfolio, with an expected closing approximately 24 months thereafter.

The principal executive office of JPMorgan Chase Bank is located at 270 Park Avenue, New York, New York 10017, and its telephone number is (212) 270-6000.

General Securitization Experience

JPMorgan Chase Bank and its predecessor institutions have been securitizing credit card receivables since 1990. The First USA Credit Card Master Trust was established in September 1992 by First USA Bank, a predecessor of JPMorgan Chase Bank, and was active until it was terminated in December 2013. The Chase Credit Card Master Trust (formerly known as Chemical Master Credit Card Trust I), which was established in October 1995 by Chemical Bank, a predecessor of JPMorgan Chase Bank, was active through August 15, 2017 until it was terminated on May 18, 2019.

JPMorgan Chase Bank securitizes its credit card receivables because the market for securitization of financial assets provides JPMorgan Chase Bank with a diversified source of funding and liquidity among different markets and investors. JPMorgan Chase Bank meets a portion of its funding requirements through securitization of its credit card receivables. JPMorgan Chase Bank participates in the securitization market in the United States.

In the U.S. securitization market, JPMorgan Chase Bank sponsors securitization transactions through the issuing entity both in the public markets and in private transactions. The credit card receivables securitized through securitization programs sponsored by JPMorgan Chase Bank including those of its predecessor institutions were $[ ] billion as of [  ] [ ], 20[ ], $[ ] billion as of December 31, 20[ ], $[ ] billion as of December 31, 20[ ], $[ ] billion as of December 31, 20[ ] and $[ ] billion as of December  31, 20[ ].

U.S. Public Securitization Program for Credit Card Receivables

JPMorgan Chase Bank and its predecessor institutions have historically used three main public credit card securitization programs for securitizing its credit card receivables; the issuing entity, the Chase Credit Card Master Trust and the First USA Credit Card Master Trust. The issuing entity has been active since 2002. The First USA Credit Card Master Trust was active from 1992 through December 23, 2013, when it was terminated. The Chase Credit Card Master Trust was active from 1995 through May 20, 2019, when it was terminated. Since July 2004, JPMorgan Chase Bank and its predecessor institutions have only issued public credit card-backed securities through the issuing entity.

None of the asset-backed securities issued by the issuing entity have experienced any losses, events of default or early amortization events and JPMorgan Chase Bank has not taken any action outside of the ordinary performance of any of the issuing entity’s transactions to prevent such an occurrence. On June 1, 2009, JPMorgan Chase Bank began discounting principal collections by designating a yield factor of 1.5% for all principal receivables included in the issuing entity arising on and after June 1, 2009, the purpose of which was to increase Finance Charge Collections. This yield factor was reduced to 0% on July 1, 2010. See “Sources of Funds to Pay the Notes—Discount Receivables.”

In addition, none of the asset-backed securities issued by the First USA Credit Card Master Trust had experienced any losses, events of default or early amortization events and JPMorgan Chase Bank had not taken any action outside of the ordinary performance of any of the First USA Credit Card Master Trust’s transactions to prevent such an occurrence. None of the asset-backed securities issued by the Chase Credit Card Master Trust had experienced any losses, events of default or early amortization events. However, in June 2003, a predecessor of JPMorgan Chase Bank completed a consent solicitation to amend the documentation for three series of securities with high fixed interest rates issued by the Chase Credit Card Master Trust. The purpose of the amendment was to reduce the likelihood of an early amortization event by modifying the definitions used to determine whether the average yield for the portfolio net of losses for three months would exceed the average interest requirement and servicing fee for the same period.

Repurchases of Receivables

With respect to the information required by Item 1104(e) of Regulation AB, in the past year there has been no repurchase activity as a result of a breach of a representation or warranty for any securitization of credit card receivables for which JPMorgan Chase Bank is securitizer. JPMorgan Chase Bank, as securitizer, discloses fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase, if any, on SEC Form ABS-15G. As of the date of this prospectus, JPMorgan Chase Bank filed its most recent Form ABS-15G with the SEC on [January 27, 2026]. JPMorgan Chase Bank also discloses all such demands for repurchase with respect to the issuing entity in monthly reports on Form 10-D. JPMorgan Chase Bank’s Central Index Key number is 0000869090. See “Where You Can Find More Information” for information as to how these reports may be accessed.

RETAINED INTERESTS

Credit Risk Retention

Securitizations are subject to a rule, referred to in this prospectus as the “U.S. Risk Retention Requirements,” that require the “sponsor” of a securitization transaction (or a wholly-owned affiliate of the sponsor) to retain, unhedged, a minimum of 5% of the credit risk of the securitized assets. The U.S. Risk Retention Requirements, which were jointly adopted by the SEC, the FDIC, the Federal Reserve and certain other prudential banking regulators, became effective with respect to credit card securitizations on December 24, 2016. The U.S. Risk Retention Requirements permit the retained risk to be held in the form of a Seller’s Interest representing at least 5% of the aggregate unpaid principal balance of all outstanding investor asset-backed security interests in the issuing entity. Chase Card Funding retains a Seller’s Interest to satisfy the U.S. Risk Retention Requirements.

The U.S. Risk Retention Requirements permit the amount of risk retention held in the form of the Seller’s Interest to be offset by amounts in an excess funding account. The beginning and ending balance of the excess funding account with respect to each monthly period is included in monthly reports on Form 10-D of the issuing entity. There are no amounts currently deposited in the excess funding account of the issuing entity, but Chase Card Funding may offset the amount of the Seller’s Interest by amounts deposited in the excess funding account in the future.

The required Seller’s Interest is held by the depositor through retention of the Transferor Amount. The Transferor Amount retained by Chase Card Funding on the issuance date is expected to be approximately $[ ] billion. The percentage equivalent of the Transferor Amount divided by the aggregate principal amount of CHASEseries notes outstanding on the issuance date, referred to in this prospectus as the “Seller’s Interest Percentage,” is expected to be approximately [ ]%. For purposes of estimating the Transferor Amount and the Seller’s Interest Percentage on the issuance date, we have used the aggregate outstanding dollar amount of principal receivables in the issuing entity as of [ ] [ ], 20[ ] and the principal amount of CHASEseries notes expected to be outstanding on the issuance date. The Seller’s Interest Percentage will be affected by the issuance of notes, the repayment of principal of one or more tranches of notes, the daily fluctuations in the Pool Balance and other factors. Chase Card Funding does not expect the Seller’s Interest Percentage on the issuance date of the offered notes to be less than 5% and each of the Transferor Amount and the Seller’s Interest Percentage as of the issuance date will be included in a current report on Form 8-K filed with the SEC within two Business Days after the issuance date. Additionally, the Seller’s Interest Percentage as of the last day of a monthly period will be included in the monthly report on Form 10-D with respect to that monthly period.

In addition, as of the date hereof, the transferor holds the Class B(2025-1) and Class C(2025-1) CHASEseries notes, which will not be relied upon to satisfy the U.S. Risk Retention Requirements.

Transferor Amount

The transferor satisfies the Seller’s Interest requirements of the U.S. Risk Retention Requirements through its retention of the Transferor Amount, which represents the interest in the issuing entity not securing any series, class or tranche of notes issued by the issuing entity. The Transferor Amount is currently held by the transferor in the form of an uncertificated interest in the issuing entity referred to in this prospectus as the “Transferor Certificate.”

The Transferor Amount is equal to, for any month, the Pool Balance for that month minus the aggregate Nominal Liquidation Amount of all series, classes and tranches of notes as of the close of business as of the last day of that month. The Transferor Amount will fluctuate due to changes in the amount of principal receivables included in the issuing entity, the aggregate Nominal Liquidation Amount of all notes and the amount, if any, on deposit in the excess funding account. The Transferor Amount will generally increase if there are reductions in the Nominal Liquidation Amount of a series, class or tranche of notes due to payments of principal on that series, class or tranche or a deposit to the principal funding account or applicable principal funding subaccount with respect to that series, class or tranche without a corresponding increase in the Nominal Liquidation Amount of series, classes or tranches of notes. The Transferor Amount will generally decrease as a result of the issuance of a new series, class or tranche of notes, assuming that there is not a corresponding increase in the principal amount of the assets included in the issuing entity. The Transferor Amount does not provide credit enhancement to the notes and will not provide credit enhancement to any series, class or tranche of notes that may be issued by the issuing entity. The Transferor Amount disclosed in the most recent monthly report on Form 10-D, filed on [  ] [ ], 20[ ], was approximately $[ ] billion.

The issuing entity is required to add receivables in additional accounts if the Transferor Amount on the measurement date – which is the last day of each calendar month – is less than the Required Transferor Amount, which will equal the product of (i) the amount of principal receivables included in the issuing entity as of the close of business on the measurement date and (ii) a designated percentage—referred to as the “Required Transferor Amount Percentage.” The Required Transferor Amount Percentage is currently 5%. See “Sources of Funds to Pay the Notes—Required Transferor Amount” and “Sources of Funds to Pay the Notes—Addition of Assets” for a more detailed description.

Though similar in concept, the Transferor Amount requirement described above, when expressed as a percentage relative to the Required Transferor Amount Percentage, is calculated on a basis that is different from that of the Seller’s Interest Percentage. The Transferor Amount percentage is calculated by dividing the Transferor Amount by the aggregate outstanding dollar amount of principal receivables in the issuing entity. The Seller’s Interest Percentage is calculated, as defined in the U.S. Risk Retention Requirements, by dividing the Transferor Amount by the aggregate unpaid principal balance of all outstanding investor asset-backed security interests in the issuing entity. The Seller’s Interest Percentage should generally be higher than the Transferor Amount percentage because the denominator used to determine the Seller’s Interest Percentage should be smaller than the denominator used to calculate the Transferor Amount percentage.

In accordance with the transfer and servicing agreement, the Transferor Certificate or an interest in the Transferor Amount may be transferred by the holder in whole or in part to an affiliate upon (1) delivery of an Issuing Entity Tax Opinion and (2) receipt of written confirmation from each Note Rating Agency that has rated any outstanding notes that the transfer will not result in the reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes. In addition, prior to any transfer of the Transferor Certificate or an interest in the Transferor Amount, (x) the new transferor must agree to assume all of the duties and obligations of the transferor under the transfer and servicing agreement and (y) any additional conditions to the transfer of a beneficial interest as provided in the trust agreement must have been satisfied. The Transferor Amount will not be transferred to an unaffiliated entity.

JPMORGAN CHASE BANK’S CREDIT CARD PORTFOLIO

The Credit Card Receivables

The credit card receivables conveyed or to be conveyed to the issuing entity pursuant to the transfer and servicing agreement have been or will be generated from transactions made by holders of selected Visa and Mastercard revolving credit card accounts from the portfolio of Visa and Mastercard revolving credit card accounts owned by JPMorgan Chase Bank or by one of its predecessors or affiliates. The credit card receivables included in the issuing entity may include credit card receivables that are contractually delinquent.

Visa and Mastercard license their respective trademarks permitting financial institutions to issue credit cards to their customers. In addition, Visa and Mastercard provide clearing services facilitating exchange of payments among member institutions and networks linking members’ credit authorization systems.

The Visa and Mastercard credit cards are issued by JPMorgan Chase Bank as part of the worldwide Visa and Mastercard International systems, and transactions creating the receivables through the use of these credit cards are processed through the Visa and Mastercard International authorization and settlement systems. In addition, JPMorgan Chase Bank has worked with Visa to develop a platform called ChaseNet that is dedicated exclusively to the processing of certain JPMorgan Chase Bank credit card transactions and JPMorgan Chase Bank debit card transactions. The platform, which has been operating since 2013, allows JPMorgan Chase Bank to process transactions from enrolled merchants directly over ChaseNet, instead of processing through the standard Visa network.

Visa and Mastercard credit cards may be used:

•	to purchase merchandise and services,

•	to obtain cash advances from a financial institution, automated teller machine, a check drawn on the account or as overdraft protection, and

•	to consolidate and transfer balances from other credit cards.

Amounts due on accounts for any of these purposes are included as receivables in the issuing entity and are unsecured.

Throughout the existence of the issuing entity, the revolving credit card accounts from which the credit card receivables arise will be the revolving credit card accounts added to the issuing entity on each addition date minus any reconveyed revolving credit card accounts.

JPMorgan Chase Bank has the right, subject to certain limitations and conditions described in the receivables purchase agreement, to designate from time to time additional revolving credit card accounts and to transfer to Chase Card Funding all credit card receivables arising in those additional credit card accounts, whether those credit card receivables are then existing or thereafter created. Chase Card Funding has the right, subject to certain limitations and conditions described in the transfer and servicing agreement, to request designation from time to time of additional revolving credit card accounts owned by JPMorgan Chase Bank and to transfer to the issuing entity all credit card receivables arising in those additional credit card accounts, whether those credit card receivables are then existing or thereafter created. Any additional revolving credit card accounts designated must be Issuing Entity Eligible Accounts as of the date the transferor selects those accounts to have their credit card receivables transferred to the issuing entity and must have been selected as additional credit card accounts absent a selection procedure believed by JPMorgan Chase Bank or Chase Card Funding to be materially adverse to the interests of the holders of notes secured by the assets of the issuing entity.

Additional revolving credit card accounts that may be designated to have their credit card receivables included in the issuing entity may be selected using different criteria from those used in selecting the revolving credit card accounts already designated to have their receivables included in the Issuing Entity Receivables. Consequently, actual delinquency and loss, yield percentage and principal payment rate experience with respect to the additional Issuing Entity Eligible Accounts may be different from the experience for the Trust Portfolio described in this prospectus.

Pursuant to the transfer and servicing agreement, Chase Card Funding will have the right to request the removal of certain revolving credit card accounts previously designated to the Trust Portfolio, subject to the conditions set forth in “Sources of Funds to Pay the Notes—Removal of Assets,” and to require the issuing entity to reconvey all credit card receivables arising in those credit card accounts to Chase Card Funding, whether those credit card receivables are then existing or thereafter created. In connection with a removal of credit card accounts, JPMorgan Chase Bank will represent that no selection procedures believed by Chase Card Funding to be materially adverse to the interests of the noteholders were utilized in selecting the accounts to be removed. See “Sources of Funds to Pay the Notes— Removal of Assets.”

Origination

Origination Channels

JPMorgan Chase Bank originates credit card accounts, including the accounts designated for inclusion in the Trust Portfolio, in the following ways:

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Applications for new accounts: JPMorgan Chase Bank makes applications for Visa and Mastercard accounts available through a variety of channels. The most prominent origination channels are online channels, including proprietary websites, partner websites, third-party advertisers, email, and search engine marketing. Other channels include partner-sourced channels, and physical locations, including JPMorgan Chase Bank branches and point of sale outlets. JPMorgan Chase Bank also mails applications directly to existing and prospective cardholders. JPMorgan Chase Bank advertises on television, radio, print media, billboard, and digital marketing channels with the goal of building awareness for the products and product benefits, as well as generating customer applications. In each case, JPMorgan Chase Bank reviews an application for completeness and creditworthiness.

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Mergers and Portfolio Acquisitions: JPMorgan Chase Bank has added, and may continue to add, accounts to its credit card portfolio by purchasing credit card portfolios from other financial institutions or through the acquisition by JPMorgan Chase Bank or one of its predecessors or affiliates of other financial institutions with credit card portfolios. Prior to acquiring a portfolio, JPMorgan Chase Bank reviews the historical performance and seasoning of the portfolio and the policies and practices of the selling institution. However, individual revolving credit card accounts are not requalified by JPMorgan Chase Bank at the time of a portfolio acquisition. There can be no assurance that revolving credit card accounts so acquired were originated in a manner consistent with JPMorgan Chase Bank’s underwriting policies or that the underwriting and qualification of those credit card accounts conformed to the originating bank’s standards at the time of origination. However, once acquired, each account will be subject to terms and conditions that are consistent with those applicable to an account originated by JPMorgan Chase Bank and will continue to operate under those terms and conditions for so long as it is being held by JPMorgan Chase Bank. The revolving credit card accounts whose credit card receivables comprise the Issuing Entity Receivables include revolving credit card accounts previously acquired by JPMorgan Chase Bank. Any revolving credit card accounts previously acquired or acquired in the future by JPMorgan Chase Bank may be added as additional credit card accounts to the issuing entity; provided, that, at the time of addition, they constitute Issuing Entity Eligible Accounts.

JPMorgan Chase Bank previously originated credit card accounts through exclusive marketing partnership relationships with banks and other financial institutions, as well as through outbound telemarketing solicitation campaigns. The financial institutions program and telemarketing have not been utilized since the end of January 2012 and the third quarter of 2010, respectively.

Products Marketed

JPMorgan Chase Bank’s credit card portfolio, including the Trust Portfolio, includes the following types of products:

•

Proprietary Products: JPMorgan Chase Bank markets products with the Chase brand. These products may offer customers benefits and rewards in the form of statement credits, discounts or “points” redeemable with JPMorgan Chase Bank or participating third parties.

•

Co-Branding: JPMorgan Chase Bank participates in co-branding, which involves a partnership between JPMorgan Chase Bank and a products or services company to solicit the customers of that company and provide exclusive rewards and benefits. JPMorgan Chase Bank’s co-branding partners include companies such as airlines, hotels, retailers, and other affinity groups. JPMorgan Chase Bank typically pays to the co-branding partners referral compensation and/or a portion of ongoing revenue. JPMorgan Chase Bank markets co-branded consumer products in the channels mentioned above, with focus on the co-branding partners’ channels and websites.

[If applicable in the future, this prospectus will disclose the name of each originator or group of affiliated originators expected to originate 10% or more of the pool assets in accordance with Item 1110(a) of Regulation AB.] [If applicable in the future, this prospectus will disclose the name of each originator or group of affiliated originators expected to originate less than 10% of the pool assets, if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets in accordance with Item 1110(a) of Regulation AB.] [If applicable in the future, this prospectus will provide disclosure with respect to each originator’s or group of affiliated originators’ origination program if such entity is expected to originate 20% or more of the pool assets in accordance with Item 1110(b)(2) of Regulation AB.]

Underwriting Criteria and Process

JPMorgan Chase Bank uses underwriting criteria that focus on the obligor’s creditworthiness and ability to pay. JPMorgan Chase Bank revises its underwriting criteria periodically and at appropriate frequencies as determined by JPMorgan Chase Bank based on factors such as historical portfolio performance, card utilization, consumer trends and employment statistics. Data sources are evaluated from time to time and additional data sources are used when appropriate to improve underwriting results.

Generally, the credit risk of each applicant is evaluated using JPMorgan Chase Bank’s proprietary credit scoring system, along with available information about the obligor’s credit history and outstanding debt. The credit scoring system uses JPMorgan Chase Bank’s proprietary models, as well as models provided by third-party vendors. Credit scoring is intended to provide a general indication, based on the information received from the applicants, independent credit bureaus or other sources, of the applicant’s creditworthiness. Credit scoring assigns values to the information obtained from each applicant’s application, credit bureau report and other sources and uses those assigned values to estimate credit risk. JPMorgan Chase Bank’s personnel regularly evaluate the performance of the scoring models as a general indicator of the credit risk of applicants. The score generally required for an applicant to be approved may be adjusted to reflect, among other things, JPMorgan Chase Bank’s credit risk tolerance and the economic environment at the time of the approval. Assessing an obligor’s ability to pay and creditworthiness may be complicated by external factors, including economic factors that may change an obligor’s behavior or payment performance. While JPMorgan Chase Bank uses the best information available to it, the determination of a credit score does not provide absolute assurances as to an obligor’s willingness and ability to pay.

JPMorgan Chase Bank’s underwriting process includes both automated underwriting and manual credit decision-making by JPMorgan Chase Bank personnel. Automated underwriting utilizes the data received from applicants, credit bureaus and other sources to reach a credit decision under JPMorgan Chase Bank’s underwriting criteria. Entry of such information and systems coding may be subject to operational error. JPMorgan Chase Bank’s internal control function periodically reviews the quality of data input and the systems’ coding. JPMorgan Chase Bank uses manual credit decision-making as part of the underwriting process to supplement its automated underwriting, primarily (1) when it believes an experienced lender’s review would enhance the credit decision-making, (2) when additional information is needed, and/or (3) under specific circumstances, such as when fraud concerns are present. The portion of the credit decisions that are made through the manual process varies from time to time depending on the number of applications received, credit line increases requested and other factors. When an application is identified to be reviewed manually, JPMorgan Chase Bank personnel or an unaffiliated third party vendor will evaluate an individual’s credit bureau information and other available information, including supplemental information from the individual, to make a judgment with respect to the individual’s ability to repay his or her obligations. Such manual process involves human judgment and a certain amount of discretion, to be exercised within parameters applicable at the time of the credit request and established by JPMorgan Chase Bank.

JPMorgan Chase Bank originates credit card accounts through online and non-online channels. Invitations to apply are made through online advertisements, such as through proprietary and partner websites, email, and search engine marketing. Invitations to apply are also made at physical locations, including JPMorgan Chase Bank branches and point of sale outlets, as well as through direct mail sent to existing and prospective cardholders. JPMorgan Chase Bank also utilizes preapproved offers to originate credit card accounts in online and retail branch channels, with firm offers of credit sent through direct mail when required.

Initial credit limits are determined based on, among other things, proprietary credit scores, credit bureau data and application data, including income information, credit history and outstanding debt. In the case of existing cardholders, increased credit limits, both customer requested and JPMorgan Chase Bank initiated, are evaluated utilizing, among other things, the cardholder’s prior credit card account performance, proprietary credit scores, and updated income information.

Compliance with Underwriting Criteria

JPMorgan Chase Bank defines an exception to the underwriting criteria as an error or mistake made during the manual credit decision-making process. These mistakes may occur because the manual credit decision-making process involves the exercise of human judgment. Such mistakes may result in the approval of a new credit card account or an increased line of credit to an obligor who has attributes that could include, but are not limited to:

•	failure to satisfy the debt-to-income measurement required by the underwriting criteria in effect at the time;

•	evidence suggesting a lack of demonstrated ability to pay;

•	delinquency for more than a designated period and/or for more than the acceptable frequency; or

•	bankruptcy or charged-off status.

JPMorgan Chase Bank monitors the occurrence of exceptions to its underwriting criteria. On a monthly basis, JPMorgan Chase Bank generates reports with respect to all new credit card account or credit line increase approvals made through the manual credit decision-making process during the most recent calendar month to identify any potential exceptions occurring in the accounts in the Trust Portfolio. Any account so identified is further manually reviewed by JPMorgan Chase Bank personnel to determine and confirm the occurrence of an exception.

Based on this review of the manual credit decisions made during the three calendar months ended [  ] [ ], 20[ ], the number of accounts in the Trust Portfolio identified with exceptions, as described above, to JPMorgan Chase Bank’s underwriting process and criteria in effect during that time period as a percentage of the total number of accounts in the Trust Portfolio was [less than 0.1%]. JPMorgan Chase Bank believes that the inclusion of receivables arising from such accounts in the asset pool would not have a material adverse effect on the issuing entity.

Maintenance of Credit Card Accounts

Each cardholder is subject to an agreement with JPMorgan Chase Bank governing the terms and conditions of the related Visa or Mastercard revolving credit card account. However, regardless of origination channel, each account is subject to a systematic evaluation of payment and behavioral information by JPMorgan Chase Bank which may result in periodic modifications to the terms of that account.

In each cardholder agreement, JPMorgan Chase Bank has reserved the right, pursuant to applicable law:

•

to add to, change or terminate any terms, conditions, services or features of each Visa or Mastercard credit card account at any time in accordance with applicable law, including increasing or decreasing periodic interest charges, other charges, fees, credit limits or minimum payment terms, and

•	to sell or transfer the accounts and/or any amounts owed on such accounts to another creditor.

The agreement with each cardholder provides that, subject to applicable law, after notice to a cardholder of any new or changed terms, those new or changed terms will become effective at the time stated in the notice. The cardholder can avoid certain changes in terms by giving timely written notification to JPMorgan Chase Bank and not using the credit card account.

JPMorgan Chase Bank’s ability to change the terms of the accounts is limited by applicable law, including the CARD Act. For example, except in limited circumstances, an increase by JPMorgan Chase Bank in the cardholder’s rate of interest will apply to future balances but not existing balances. See “Material Legal Aspects of the Credit Card Receivables—Consumer Protection Laws.” JPMorgan Chase Bank’s ability to change the terms of the accounts may also be limited by the terms of its contractual relationships with its co-branding partners.

Billing and Payments

The revolving credit card accounts designated to have their receivables included in the issuing entity have various billing and payment structures, including varying minimum payment levels and fees. A billing statement is sent to each cardholder at the end of each monthly billing cycle for which (1) the account has a credit balance of more than one dollar, (2) an interest charge has been imposed, (3) the account has a debit transaction or (4) the account has a debit balance.

Generally, the minimum payment due on each month on each account is calculated as:

•	Any past-due amounts; plus

•	Any special payment obligations in connection with Flexible Financing Offers which require repayment of the balance over a pre-selected number of billing periods; plus

•	The larger of:

•	$40 (or total amount owed if less than $40); or

•	the sum of:

•	1% of the new balance (excluding any Flexible Financing Offer balances which require special payment obligations to ensure repayment of the balance over a pre-selected number of billing periods); plus

•	any periodic interest charges and late fees that may have been billed on the statement for which the minimum payment is calculated.

Flexible Financing Offers include My Chase Loan® and Chase Pay Over TimeSM. Special repayment options will be made available to eligible cardholders from time to time through Flexible Financing Offers. Eligibility is based on a variety of factors, such as a cardholder’s creditworthiness, credit limit and past account behavior.

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If eligible, a cardholder may use the My Chase Loan feature to obtain cash as an electronic deposit into an eligible bank account held by a financial institution located in the United States by accepting a My Chase Loan offer. Each offer will include a My Chase Loan APR, which may be lower than the standard APR for credit card accounts, and the number of billing periods it will take to pay the My Chase Loan balance in full by making regular payments each monthly billing period.

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If eligible, a cardholder may use Chase Pay Over Time to create a plan to pay for eligible purchases or account balances in equal monthly payments over a set period of time. Chase Pay Over Time works in two ways:

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At checkout with select merchants: When checking out at participating merchants, eligible cardmembers can create, from eligible purchases, a Chase Pay Over Time balance with set repayment terms, subject to a fixed APR. Each offer will include a fixed APR for the duration of the plan, which may be lower than the standard purchase APR for the credit card account, and the number of billing periods it will take to pay the plan balance in full by making regular payments each monthly billing period.

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Post purchase through Chase.com or the Chase mobile app (formerly My Chase Plan®): Eligible cardmembers can create, from recent eligible purchase transactions, a Chase Pay Over Time plan balance with set repayment terms, subject to the Chase Pay Over Time fee. From the available offers, a cardholder selects how many billing periods it will take to pay the plan balance in full by making regular payments each monthly billing period. For each billing period during which there is a plan balance, a cardholder will be charged the Chase Pay Over Time fee, rather than interest under the purchase APR for the credit card account. Chase Pay Over Time fees will be treated as finance charge receivables. Promotional fees for Chase Pay Over Time may be offered from time to time.

JPMorgan Chase Bank generally charges annual membership fees on some, but not all, accounts. In addition to any annual membership fee, JPMorgan Chase Bank may, in accordance with applicable law, assess late payment fees, returned payment fees and transaction fees for cash advances, balance transfers and certain purchases.

Pursuant to the CARD Act and the implementing rules, JPMorgan Chase Bank is not permitted to charge overlimit fees to a customer unless the customer has opted-in to overlimit coverage. In response to these regulatory changes, JPMorgan Chase Bank has implemented a policy to no longer charge overlimit fees to any of its customers. In addition, JPMorgan Chase Bank no longer charges returned access check fees, administrative fees or service fees to any of its customers although there can be no assurance that these policies will remain in place in the future.

If applicable, accounts are assessed transaction fees generally ranging in amounts of up to 5% of the amount of the transaction for cash advances, purchases of money orders, wire transfers, or other cash-like items, balance transfers or the use of checks posted to an account, with a minimum ranging from $0 to $15. Foreign transactions may be assessed fees up to 3% of the amount of the transaction.

JPMorgan Chase Bank may assess a late payment fee, in an amount of up to $40 for most revolving credit card accounts, if it does not receive the minimum payment by the payment due date shown on the monthly billing statement.

JPMorgan Chase Bank may assess a returned payment fee of up to $40. Any late payment fee or returned payment fee is added to the purchase balance.

JPMorgan Chase Bank offers variable rate revolving credit card accounts. JPMorgan Chase Bank also offers temporary introductory or promotional rates. The introductory rates on the revolving credit card accounts generating the Issuing Entity Receivables are primarily non-variable annual percentage rates, referred to in this prospectus as “APRs.” After the introductory rate period, the APRs are usually floating periodic rates that adjust periodically according to an index. For example, as of April 2026, the Chase-branded product APRs generally could range from 18.24% to 29.99% for consumer card products and 16.74% to 29.99% for business card products. In addition, JPMorgan Chase Bank may extend reduced rate offers to retain certain accounts. JPMorgan Chase Bank may not generally raise the rate on any revolving credit card account during the first year following account opening. In addition, JPMorgan Chase Bank may not generally raise the rate on any revolving credit card account without at least 45 days’ advance notice to the cardholder.

JPMorgan Chase Bank generally calculates periodic interest charges for each category of transactions by multiplying the daily balance for each of those categories by the daily periodic rate for each of those categories, each day. To calculate the daily balance for each day of the billing cycle, JPMorgan Chase Bank takes the beginning balance for each category of transaction, adds any new transactions or other debits (including fees, unpaid interest charges and other charges), subtracts any payments or credits, and makes other adjustments as necessary. Transactions are added as of the transaction date, the beginning of the billing cycle in which they are posted to the account, or a later date (except that check transactions are added as of the date deposited by the payee or a later date). Finally, fees are added either on the date of a related transaction, the date they are posted to the account, or the last day of the billing cycle. A credit balance is treated as a balance of zero. If a daily periodic rate applies to any feature, JPMorgan Chase Bank multiplies the daily balance by the daily periodic rate to calculate the periodic interest charges for that day. JPMorgan Chase Bank then adds these periodic interest charges to the daily balance to calculate the beginning balance for the next day. While this daily compounding method of calculating interest is the standard and predominant means used for JPMorgan Chase Bank credit card accounts, there are also a certain number of accounts that use the simple interest method and do not compound interest daily.

To calculate the total periodic interest charge for a billing cycle when one or more daily periodic rates apply, JPMorgan Chase Bank adds all of the daily periodic interest charges for all features. To calculate the total periodic interest charge for a billing cycle when a monthly periodic rate applies, JPMorgan Chase Bank multiplies the average daily balance for each feature by the applicable monthly periodic rate and adds the results together. The total will equal the periodic interest charges for the billing cycle, except for minor variations due to rounding. To determine an average daily balance, JPMorgan Chase Bank adds the daily balances for each day in the applicable billing cycle and divides by the number of the days in the billing cycle.

JPMorgan Chase Bank accrues periodic interest charges on a transaction, fee, or interest charge from the date it is added to the daily balance until payment in full is received on the account. However, JPMorgan Chase Bank generally does not charge periodic interest charges on new purchases billed during a billing cycle if it receives payment of the new balance on the current and previous billing statement by the date and time the minimum payment is due, which is generally 21 to 28 days from the current or previous cycle billing date, as applicable. This “grace period” only applies to purchases and does not apply to balance transfers, balance transfer checks, cash advances, cash advance checks, My Chase Loans, or, if applicable, overdraft advances.

JPMorgan Chase Bank applies payments equal to or less than the required minimum payment amount and any credits to balances on the credit card account in the order determined by JPMorgan Chase Bank. Generally, and except as required by law, JPMorgan Chase Bank credits payments under the required minimum due amount to any Flexible Financing Offer balances with special payment obligations which require repayment of the balance over a pre-selected number of billing periods and then to lower rate balances before crediting payments towards higher APR balances. JPMorgan Chase Bank credits payments over the required minimum payment to balances with the highest APR balances first. JPMorgan Chase Bank can provide no assurance that periodic interest charges, fees and other charges will remain at current levels in the future.

The foregoing provisions apply with respect to cardholders that have entered into one of JPMorgan Chase Bank’s standard agreements by, in the case of a new credit card account, use of or payment on an account or, in the case of a credit card account acquired by JPMorgan Chase Bank from another institution, acceptance of the terms of JPMorgan Chase Bank’s agreement as permitted by applicable law, such as by not rejecting the agreement. If the cardholder of a credit card account acquired by JPMorgan Chase Bank from another institution has not entered into one of JPMorgan Chase Bank’s standard agreements, the terms of the credit card account will continue to be governed by the agreement between the cardholder and the seller of the credit card account, which may differ in material respects from the terms described above.

JPMorgan Chase Bank has outsourced certain check processing and related services to unaffiliated third parties. For information about the unaffiliated third party vendors that provide these services, see “Servicing of the Receivables—Outsourcing of Servicing.”

Collection of Delinquent Accounts

JPMorgan Chase Bank considers an account to be delinquent if the minimum monthly payment due on the account is not received by JPMorgan Chase Bank by the due date shown on the billing statement. An account that is not already delinquent is not classified as delinquent if at least the required minimum payment is received by the next billing date.

Efforts to collect delinquent credit card receivables are made by JPMorgan Chase Bank’s collection department personnel and collection agencies retained by JPMorgan Chase Bank. JPMorgan Chase Bank uses risk-based statistical models to determine the appropriate collection strategies at various stages of delinquencies based on proprietary credit score, account performance, account balance and other account financial information. Generally, JPMorgan Chase Bank includes a request for payment of overdue amounts on billing statements issued after the account becomes delinquent. In addition, JPMorgan Chase Bank may notify the cardholder of a request for payment of the overdue amounts by mail, digital channels, or phone calls.

Generally, collection personnel attempt to initiate contact via telephone, or more recently, digital channels, with cardholders whose credit card accounts have become one cycle or more delinquent. If the initial contact fails to resolve the delinquency, JPMorgan Chase Bank continues its efforts to communicate with the cardholder to resolve the delinquency as permitted by applicable law.

JPMorgan Chase Bank generally charges off a credit card account at the end of the month in which the account becomes greater than six billing cycles past due unless a payment has been received in an amount sufficient to bring the credit card account into a different delinquency category or to bring the credit card account current. Charge-offs may occur earlier in some circumstances, such as in the case of bankrupt cardholders, cardholders who are deceased with loan balances outstanding which are not assumed or retired by their estate, or restructured loans that do not comply with their modified terms. At the time of charge-off, an evaluation is made on a case-by-case basis to determine whether to pursue further collection activities and the type of collection activities. Generally, after an account is charged off, JPMorgan Chase Bank’s collection department personnel or debt-collection vendors continue debt-collection efforts. Once an account is charged off it is no longer considered a delinquent account.

If JPMorgan Chase Bank receives notice that a cardholder is the subject of a bankruptcy proceeding, JPMorgan Chase Bank generally charges off that cardholder’s account upon the earlier of 60 days after receipt of such notice and the time period set forth in the previous paragraph.

JPMorgan Chase Bank may restore or “reage” a delinquent revolving credit card account to current status when the cardholder has demonstrated a renewed willingness and ability to repay the account according to its terms, and has made payments in an amount equal to three minimum monthly payments within a consecutive three-month period. A credit card account may be reaged no more than once in twelve months and no more than twice in five years. An additional workout reage is also permitted under appropriate circumstances once in five years. A credit card account may only be reaged if it has existed for at least nine months. JPMorgan Chase Bank’s reaging policy and practices are in compliance with guidelines established by the Federal Financial Institutions Examination Council.

JPMorgan Chase Bank also offers restructured loan programs and temporary hardship programs to certain financially distressed cardholders. In addition, third-party consumer credit counseling services, with which JPMorgan Chase Bank has no affiliation, provide external debt management programs that those cardholders may elect to use. For restructured loan and external debt management programs, participating cardholders must agree with JPMorgan Chase Bank to a schedule of fixed monthly payments for a specified duration at a lowered APR and must agree to closure of all accounts enrolled in such programs, while cardholders in temporary hardship programs must agree to temporarily lower APR and monthly payments, along with decreased credit lines and suspension of charging privileges as conditions of enrollment.

The credit evaluation, servicing and charge-off policies and collection practices of JPMorgan Chase Bank may change over time in accordance with the business judgment of its management, applicable law and guidelines established by applicable regulatory authorities.

Portfolio Information Tables

The information presented in the tables that follow is current as of [  ] [ ], 20[ ], unless otherwise noted, and incorporates by reference certain reports that we file with the SEC after the date of this prospectus. We incorporate by reference any monthly reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering of the notes. Information that we file subsequently with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information rather than any different information included in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

The number of accounts reported in the following delinquency experience table, and in the table under “JPMorgan Chase Bank’s Credit Card Portfolio—Composition of Issuing Entity Receivables” which present composition by account balance, credit limit, delinquency and account age, include all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account. These inactivated credit card accounts had a credit limit of $0.00.

Delinquency and Loss Experience

The following tables present the delinquency and loss experience for each of the periods shown for the Trust Portfolio and include all receivables included in the Trust Portfolio as of the date specified in the tables. There can be no assurance that the delinquency and loss experience for the Issuing Entity Receivables will be similar to the historical experience set forth below because, among other things, economic and financial conditions affecting the ability of cardholders to make payments may be different from those that have prevailed during the periods reflected below.

Delinquency Experience

Chase Issuance Trust

(dollars in thousands)§

As of [ ] [ ], 20[ ]
	Number of Accounts(1)	Amount of Receivables(2)	Percentage of Total Receivables
Pool Balance		$		%

Number of Days Delinquent:
30-59 days		$		%
60-89 days
90-119 days
120-149 days
150-179 days
180 or more days

Total		$		%

As of December 31,
	20[ ]				20[ ]
	Number of Accounts(1)	Amount of Receivables(2)	Percentage of Total Receivables		Number of Accounts(1)	Amount of Receivables(2)	Percentage of Total Receivables
Pool Balance		$		%		$		%

Number of Days Delinquent:
30-59 days		$		%		$		%
60-89 days
90-119 days
120-149 days
150-179 days
180 or more days

Total		$		%		$		%

As of December 31,
	20[ ]				20[ ]
	Number of Accounts(1)	Amount of Receivables(2)	Percentage of Total Receivables		Number of Accounts(1)	Amount of Receivables(2)	Percentage of Total Receivables
Pool Balance		$		%		$		%

Number of Days Delinquent:
30-59 days		$		%		$		%
60-89 days
90-119 days
120-149 days
150-179 days
180 or more days

Total		$		%		$		%

(1)

The number of accounts includes all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account.

(2)	The amount of receivables reflected includes all principal, finance charge and fee amounts due from cardholders as of the date specified.

§

The issuing entity will not issue and sell the Class [A]/[B]/[C](20[  ]-[  ]) notes if delinquent assets constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.

The following graph provides an illustration of the delinquency information provided in the above table.

[GRAPH to be inserted showing changes in delinquencies]

Loss Experience

Chase Issuance Trust

(dollars in thousands)

	[ ] Months Ended [ ] [ ], 20[ ]		Year Ended December 31,
			20[ ]		20[ ]		20[ ]		20[ ]
Average Pool Balance	$		$		$		$		$
Gross Losses(1)	$		$		$		$		$
Recoveries(2)	$		$		$		$		$
Net Losses(3)	$		$		$		$		$
Net Losses as a percentage of Average Pool Balance		%(4)		%		%		%		%

(1)

Gross Losses are charge-offs of principal receivables. Gross Losses do not include the amount of any reductions in principal receivables due to fraud, returned goods or customer disputes, the amount of which instead is applied to reduce the Transferor Amount. The number of accounts experiencing a loss for the three months ended [  ] [ ], 20[ ] was [  ].

(2)

Recoveries are amounts received on previously charged-off receivables. As Recoveries are amounts received from defaulted accounts and allocated to the issuing entity from the servicer’s managed portfolio of credit card receivables, the number of accounts with a recovery cannot be calculated. Recoveries as a percentage of Gross Losses for the [ ] months ended [  ] [ ], 20[ ] were [ ]% and for each of the years ended December 31, 20[ ], 20[ ], 20[ ] and 20[ ] were [ ]%, [ ]%, [ ]%, and [ ]%.

(3)

Net Losses are Gross Losses minus Recoveries. Net Losses do not include any reductions in principal receivables due to fraud, returned goods or customer disputes, the amount of which instead is applied to reduce the Transferor Amount. Net Losses as a percentage of Gross Losses for the [ ] months ended [  ] [ ], 20[ ] were [ ]% and for each of the years ended December 31, 20[ ], 20[ ], 20[ ] and 20[ ] were [ ]%, [ ]%, [ ]% and [ ]%.

(4)	Annualized.

The following graph provides an illustration of the loss information provided in the above table.

[GRAPH to be inserted showing changes in net losses]

The delinquency and net loss percentages for the Trust Portfolio at any time reflect, among other factors, the quality of the related credit card loans in the Trust Portfolio, the average seasoning of the related revolving credit card accounts in the Trust Portfolio, the success of JPMorgan Chase Bank’s collection efforts and general economic conditions. Future charge-offs in the Trust Portfolio and overall credit quality for the Trust Portfolio are subject to uncertainties which may cause actual results to differ from current and historical performance.

The Trust Portfolio continues to reflect a well-seasoned portfolio that has good national geographic diversification. Future charge-offs in the Trust Portfolio and overall credit quality for the Trust Portfolio are subject to uncertainties which may cause actual results to differ from current and historical performance. These uncertainties could include the trend and level of credit card loan delinquencies, changes in consumer behavior, bankruptcy trends and changes in the bankruptcy law, the rate of unemployment, portfolio seasoning, interest rate movements, and portfolio mix, among others.

Recoveries

Unless JPMorgan Chase Bank is the servicer, JPMorgan Chase Bank, as account owner, is required, pursuant to the terms of the transfer and servicing agreement, to notify the servicer, to deposit into the collection account a percentage of the recoveries on charged-off accounts received each month. The amounts described in the preceding sentence are called “Recoveries” or “Issuing Entity Recoveries.” Each month, Recoveries allocated to the issuing entity are equal to the total recoveries collected by JPMorgan Chase Bank from the relevant revolving credit card accounts in the Bank Servicing Portfolio, times defaulted receivables in the issuing entity, divided by defaulted receivables in the Bank Servicing Portfolio.

Collections of Recoveries will be generally treated as Principal Collections, except that to the extent the amount of Recoveries received by the issuing entity with respect to any month exceeds the aggregate amount of principal receivables (other than Ineligible Receivables) in Defaulted Accounts that became Defaulted Accounts in that month, the amount of that excess will be treated as Finance Charge Collections.

Dilution

The servicer for the issuing entity will adjust the amount of any principal receivable (1) as a result of transactions in respect of any principal receivable which was discovered as having been created through a fraudulent or counterfeit charge, (2) because of transactions occurring in respect of a rebate or refund to a cardholder, (3) because that principal receivable was created in respect of merchandise which was refused or returned by a cardholder, or (4) because a cardholder requests the redemption of accrued points as a statement credit. This is called a “credit adjustment” or “dilution.” If the servicer adjusts the amount of any principal receivable as a result of dilution, then the Transferor Amount will be reduced by the amount of the adjustment.

Interchange

“Interchange” means the fees payable to issuers of credit cards as partial compensation for taking credit risk, absorbing fraud losses and funding credit card receivables for a limited period before initial billing through bankcard payment networks or other similar payment systems. Under the Visa and Mastercard payment systems, Interchange in connection with cardholder charges for goods and services is collected by banks that issue credit cards by applying a discount to the amount paid by those banks to the banks that clear the related transactions for merchants. Visa and Mastercard may from time to time change the amount of Interchange reimbursed to banks issuing their credit cards. JPMorgan Chase Bank also receives Interchange on credit card transactions processed through JPMorgan Chase Bank’s own platform developed with Visa.

As an approximation of the amount of Interchange generated by principal receivables arising in revolving credit card accounts in the Trust Portfolio, JPMorgan Chase Bank will, with respect to each month, pay to the servicer, for inclusion as collections of finance charge receivables, an amount determined by JPMorgan Chase Bank or an affiliate, as applicable, as owner of the account, in its sole discretion, to be reasonably representative of the amount of Interchange generated by the receivables arising in the accounts of JPMorgan Chase Bank or an affiliate, as applicable, as owner of the account. Currently, this amount is equal to the product of (A) Interchange for the monthly period and (B)(1) the total amount of purchases of merchandise and services in the Trust Portfolio divided by (2) the total amount of purchases of merchandise and services in JPMorgan Chase Bank’s portfolio of revolving credit card accounts. This amount— referred to in this prospectus as the “Issuing Entity Interchange Amount”—will be in addition to the amount of collections of principal receivables and the amount of collections of finance charge receivables otherwise allocated to the issuing entity.

In addition, to the extent that additional revolving credit card accounts are designated to have their credit card receivables included in the issuing entity, the transferor with respect to those credit card receivables will determine for any month, in its sole discretion, the amount of Interchange generated by the principal receivables included in the issuing entity. This amount will be included as collections of finance charge receivables.

Revenue Experience

The revenue experience for the issuing entity for the [ ] months ended [  ] [ ], 20[ ] and for each of the years ended December 31, 20[ ], 20[ ] 20[ ] and 20[ ] is presented in the following table.

The revenue experience for the issuing entity in the following table is calculated on a cash basis. Finance charges, fees and Interchange are comprised of monthly periodic finance charges, annual membership fees and other credit card fees and Interchange.

Revenue Experience

Chase Issuance Trust

(dollars in thousands)

	[ ] Months Ended [ ] [ ], 20[ ]		Year Ended December 31,
			20[ ]		20[ ]		20[ ]		20[ ]
Finance Charges, Fees and Interchange	$		$		$		$		$
Yield from Finance Charges, Fees and Interchange(1)		%2		%		%		%		%

(1)	Yield from Finance Charges, Fees and Interchange is the result of dividing finance charges, fees and Interchange, by the Average Pool Balance for the periods indicated.
(2)	Annualized.

The revenue experience will be affected by numerous factors, including the monthly periodic finance charges on the credit card receivables, other fees and Interchange, changes in the delinquency and loss rates on the credit card receivables, the percentage of revolving credit card accounts bearing finance charges at promotional rates and the percentage of cardholders who pay their balances in full each month and do not incur monthly periodic finance charges. These factors may in turn be caused or affected by a variety of other factors, including seasonal spend variations, the availability of other sources of credit and general economic conditions (including the rate of inflation), unemployment levels, consumer spending and borrowing patterns. In addition, revenue experience will be affected by future changes in the types of charges and fees assessed by JPMorgan Chase Bank on the revolving credit card accounts in the Trust Portfolio and on the types of additional revolving credit card accounts added to the Trust Portfolio from time to time.

The revenue experience from periodic finance charges and fees (other than annual fees) depends in part upon the collective preference of cardholders to use their credit cards as revolving debt instruments for purchases and cash advances and to pay account balances over several months, as opposed to convenience use, where cardholders pay off their entire balance each month, thereby avoiding periodic finance charges on their purchases. The revenue experience may also be affected by other credit card related services for which the cardholder pays a fee.

Principal Payment Rates

The following table sets forth the highest and lowest cardholder monthly principal payment rates for the Trust Portfolio during any month in the periods shown and the average of the cardholder monthly principal payment rates for all months in the periods shown. The cardholder monthly principal payment rate for each month is calculated as a percentage of the Pool Balance as of the first day of that month, subject to adjustment for additions and removals of assets that occur in that month. Payment rates shown in the table are based on amounts which are deemed payments of principal receivables with respect to the revolving credit card accounts.

Cardholder Monthly Principal Payment Rates

Chase Issuance Trust

Receivables Principal Payment Rate	[ ] Months Ended [ ] [ ], 20[ ]	Year Ended December 31,
		20[ ]	20[ ]	20[ ]	20[ ]
Lowest Month	%	%	%	%	%
Highest Month	%	%	%	%	%
Monthly Average	%	%	%	%	%

Composition of Issuing Entity Receivables.

As of [  ] [ ], 20[ ]:

•	the Issuing Entity Receivables included $[ ] of total receivables;

•	the accounts in the Trust Portfolio had an average total receivables balance of $[ ], including accounts with a zero balance, and had an average credit limit of $[ ];

•	the percentage of the aggregate total receivables balance in the Issuing Entity Receivables to the aggregate total credit limit was [ ]%;

•	the average age of the accounts, the receivables of which are in the Issuing Entity Receivables, was approximately [ ] months;

•	for the [ ] 20[ ] monthly period, [ ]% of the accounts in the Trust Portfolio received the minimum payment due and [ ]% of the accounts in the Trust Portfolio received a full balance payment; and

•

of the accounts in the Trust Portfolio, approximately [ ]% related to cardholders with billing addresses in [  ], [ ]% in [  ], [ ]% in [  ], [ ]% in [  ] and [ ]% in [  ]; no other single state represented more than 5% of the accounts in the Trust Portfolio. Because the largest number of accountholders (based on billing addresses) whose accounts were included in the Trust Portfolio were in [  ], [  ], [  ], [  ] and [  ], adverse economic, financial, social or environmental conditions affecting accountholders residing in these states could affect timely payment by the related accountholders of amounts due on the accounts and, accordingly, the actual rates of delinquencies and losses with respect to the issuing entity.

The following tables summarize the Issuing Entity Receivables by various criteria as of [  ] [ ], 20[ ]. Receivables in the following tables include principal, finance charge and fee receivables held directly by the issuing entity. Because the composition of the Issuing Entity Receivables may change over time, these tables are not necessarily indicative of the composition of the receivables in the issuing entity at any future time. In addition, in each of the following tables the number of accounts includes all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account.

Composition by Account Balance

Chase Issuance Trust

Account Balance Range	Number of Accounts	Percentage of Total Number of Accounts		Amount of Receivables	Percentage of Total Amount of Receivables
Credit Balance			%	$		%
No Balance
$0.01 to $5,000.00 Balance
$5,000.01 to $10,000.00 Balance
$10,000.01 to $15,000.00 Balance
$15,000.01 to $20,000.00 Balance
$20,000.01 to $25,000.00 Balance
$25,000.01 to $50,000.00 Balance
$50,000.01 or More

Total			%	$		%

Composition by Credit Limit

Chase Issuance Trust

Credit Limit Range	Number of Accounts	Percentage of Total Number of Accounts		Amount of Receivables	Percentage of Total Amount of Receivables
$0.01 to $5,000.00			%	$		%
$5,000.01 to $10,000.00
$10,000.01 to $15,000.00
$15,000.01 to $20,000.00
$20,000.01 to $25,000.00
$25,000.01 to $50,000.00
$50,000.01 or More

Total			%	$		%

Composition by Period of Delinquency

Chase Issuance Trust

Payment Status (Days Contractually Delinquent)	Number of Accounts	Percentage of Total Number of Accounts		Amount of Receivables	Percentage of Total Amount of Receivables
Not Delinquent			%	$		%
Up to 29 Days
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or More Days

Total			%	$		%

Composition by Account Age

Chase Issuance Trust

Age Range	Number of Accounts	Percentage of Total Number of Accounts		Amount of Receivables	Percentage of Total Amount of Receivables
Less than or equal to 6 Months			%	$		%
Over 6 Months to 12 Months
Over 12 Months to 24 Months
Over 24 Months to 36 Months
Over 36 Months to 48 Months
Over 48 Months to 60 Months
Over 60 Months to 120 Months
Over 120 Months

Total			%	$		%

Credit Risk Management

JPMorgan Chase Bank primarily uses a proprietary credit scoring model to assess the credit risk of potential and existing cardholders. However, JPMorgan Chase Bank is including FICO®* score information for a random sample of the Trust Portfolio in this prospectus consistent with the credit card industry’s acceptance of FICO scores as a general indicator of credit risk. A FICO score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess an individual’s credit risk. A FICO score is based on a borrower’s historical credit data, including, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. FICO scores are based on independent third party information, the accuracy of which cannot be verified by JPMorgan Chase Bank. FICO scores may vary by credit bureau depending on credit history available at each credit bureau. FICO scores provided by each credit bureau may also vary depending on which version of FICO is used. FICO scores range from approximately 250 to approximately 900. A FICO score purports to be a measurement of the relative degree of risk a borrower represents to a lender (i.e., a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score). Although FICO scores are a generally accepted metric used to rank-order the risk of a wide variety of types of consumer loans, they should not be used to draw inferences about the performance of any individual credit card account or set of accounts. JPMorgan Chase Bank has not made, nor will it make, any representation as to the actual

*	FICO® is a federally registered servicemark of Fair, Isaac & Company.

performance of the receivables arising in any credit card account or that a particular credit score should be relied upon as a basis for an expectation that the cardholder will repay the receivables arising in any credit card account in accordance with the terms of that account.

The following table reflects the distribution of the FICO scores for a statistically significant, random sample of credit card accounts included in the Trust Portfolio received by JPMorgan Chase Bank in [  ] 20[ ] and the outstanding receivables balances of the related accounts as of [  ] [ ], 20[ ]. The FICO scores set forth below are Experian/FICO® Bankcard Score 8 scores. Because the composition of the Trust Portfolio is expected to change over time, there can be no assurance that the FICO score distribution for the Trust Portfolio in future periods will be similar to the information set forth below. In addition, FICO scores may change over time, depending on the conduct of the cardholder and changes in credit score technology.

Chase Issuance Trust

FICO® Scores(1)

As of [ ] [ ], 20[ ]
FICO Score Range(2)	Amount of Receivables	Percentage of Total Amount of Receivables
No FICO Score	$		%
Less Than 600
600 to 659
660 to 719
720 and Above

Total	$		%

(1)	The FICO scores are Experian/FICO® Bankcard Score 8 scores.

Rule 193 Review

JPMorgan Chase Bank has performed the review described below of the receivables in the issuing entity in order to provide reasonable assurance that the information contained in this prospectus regarding the pool assets underlying the CHASEseries notes—referred to in this prospectus as the “Rule 193 Information”—is accurate in all material respects.

JPMorgan Chase Bank began the review process by identifying the disclosure in this prospectus that is required to be included pursuant to Item 1111 of Regulation AB and which comprises the Rule 193 Information. JPMorgan Chase Bank determined the scope and type of review procedures to be utilized in respect of each portion of the Rule 193 Information.

JPMorgan Chase Bank evaluated and reviewed the information contained in this prospectus regarding the portfolio of receivables. Responsible internal personnel at JPMorgan Chase Bank reviewed the descriptions in this “JPMorgan Chase Bank’s Credit Card Portfolio” section under “—The Credit Card Receivables,” “—Origination,” “—Underwriting Criteria and Process,” “—Compliance with Underwriting Criteria,” “—Maintenance of Credit Card Accounts,” “—Billing and Payments” and “—Collection of Delinquent Accounts.” JPMorgan Chase Bank also consulted with internal and external counsel that reviewed certain relevant sections of this prospectus containing Rule 193 Information. The review process will be performed periodically at appropriate frequencies as determined by JPMorgan Chase Bank. JPMorgan Chase Bank attributes all findings and conclusions of the review to itself.

JPMorgan Chase Bank is responsible for the preparation and review of the portfolio information tables in this prospectus. The FICO Scores table was prepared by obtaining FICO score data from the credit bureaus on a statistically significant, random sample of the credit card accounts included in the Trust Portfolio and stratifying the receivables balance by FICO scores, which is based on data from JPMorgan Chase Bank’s credit card loan processing system and databases. All other tables were prepared using data from JPMorgan Chase Bank’s credit card loan processing system and databases. For the review of the Delinquency Experience, Composition by Period of Delinquency, Loss Experience, Revenue Experience, and Cardholder Monthly Principal Payment Rate tables, JPMorgan Chase Bank verified that the information presented in these tables agreed to the data in its credit card loan processing system. For the review of the Composition of the Issuing Entity Receivables, and for the review of the Composition by Account Balance, Composition by Credit Limit, Composition by Account Age, and FICO Scores tables, JPMorgan Chase Bank recalculated the information in these tables using data from its credit card databases and verified that the recalculated information agreed with the information presented in these tables. Additionally, because the issuing entity is consolidated into the financial statements of JPMorgan Chase & Co., which is a public company that is subject to the periodic reporting requirements under the Securities Exchange Act of 1934, the issuing entity is included in JPMorgan Chase & Co.’s control environment and monitoring structure. The control environment includes a quarterly control affirmation which relies on self-assessment of internal controls, compliance with Section 404 of the Sarbanes–Oxley Act of 2002, review of financial risk events, operational risk reports, and internal audits.

JPMorgan Chase Bank engaged a third-party service provider to assist in its review of the portfolio information tables using certain procedures as requested and determined by JPMorgan Chase Bank. JPMorgan Chase Bank assumes responsibility for the findings and conclusions of the third-party review and attributes all findings and conclusions of the review to itself.

Findings of Rule 193 Review

JPMorgan Chase Bank has concluded that the review described above provides reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Static Pool Information

Although static pool information (i.e., principal receivables outstanding, net losses, total receivables delinquent, yield from finance charges, fees, and Interchange, receivables principal payment rate, percentage total of accounts making minimum payment and percentage of total accounts making minimum payment) regarding the performance of the receivables in the Trust Portfolio has been included in past prospectuses relating to notes issued by the issuing entity, such information is not being included in this or other prospectuses relating to the notes at this time because all of the accounts relating to such receivables are sixty or more months past the date on which they were originated. The origination date for each such account is the date on which the account was opened. As a result, the Trust Portfolio is currently a pool comprised entirely of seasoned accounts.

[Static Pool Information

Static pool information regarding the Trust Portfolio is provided in Annex II to this prospectus, which forms an integral part of this prospectus. Static pool information consists of principal receivables outstanding, net losses, total receivables delinquent, yield from finance charges, fees, and interchange, receivables principal payment rate, percentage of accounts making minimum payments and percentage of accounts making full payments for the issuing entity. The static pool information regarding the Trust Portfolio does not include cumulative losses or prepayments, which are not relevant measures for the credit card receivables in the Trust Portfolio. Net losses are disclosed as a more relevant measure for the credit card receivables in the Trust Portfolio. Additionally, standardized credit scores are not included because JPMorgan Chase Bank does not obtain standardized credit score information on the entire Trust Portfolio on any regular basis.]**

**

The bracketed alternative disclosure for Static Pool Information would be used in offerings in which the pool included receivables from accounts that were seasoned less than 5 years. The relevant form of tables are attached as Annex II.

THE INDENTURE TRUSTEE AND COLLATERAL AGENT

General

Computershare Trust Company, National Association, referred to in this prospectus as “CTCNA,” is the indenture trustee under the indenture. CTCNA is also the collateral agent for asset pool one under the asset pool one supplement.

CTCNA has provided corporate trust related services since 2000 through its predecessors and affiliates. CTCNA provides trustee services for a variety of transactions and asset types, including corporate and municipal bonds, mortgage-backed and asset-backed securities, and collateralized debt obligations. As of [  ] [ ], 20[ ], CTCNA was acting in most cases as the named trustee or indenture trustee, and in some cases as agent for the named trustee or indenture trustee, on approximately [ ] asset-backed securities transactions with an aggregate outstanding principal balance of approximately $[ ] billion. CTCNA maintains a corporate trust office for correspondence purposes at 1505 Energy Park Drive, St. Paul, Minnesota 55108, Attn: Asset-Backed Securities Department.

As of November 1, 2024, CTCNA assumed from Wells Fargo Bank, National Association, referred to in this prospectus as “Wells Fargo Bank,” the rights, duties and obligations as indenture trustee and collateral agent with respect to the issuing entity. Because CTCNA is not a deposit-taking institution, any cash credited to accounts that the indenture trustee is required to maintain pursuant to the indenture is held by Wells Fargo Bank in a manner satisfying the requirements of the indenture, including any applicable eligibility criteria for account banks set forth in the indenture.

JPMorgan Chase Bank and its affiliates may from time to time enter into normal banking and trustee relationships with the indenture trustee, the collateral agent and their respective affiliates. The indenture trustee, the collateral agent, Chase Card Funding, JPMorgan Chase Bank and any of their respective affiliates may hold notes issued by the issuing entity in their own names. For purposes of meeting the legal requirements of certain local jurisdictions generally as authorized under the indenture, the indenture trustee will have the power to appoint a co-indenture trustee or separate indenture trustees of all or any part of the issuing entity. In the event of an appointment, all rights, powers, duties and obligations conferred or imposed upon the indenture trustee by the indenture will be conferred or imposed upon that indenture trustee and that separate trustee or co-trustee jointly, or, in any jurisdiction in which the indenture trustee is considered to be incompetent or unqualified to perform certain acts, singly upon that separate trustee or co-trustee who will exercise and perform those rights, powers, duties and obligations solely at the direction of the indenture trustee.

The Indenture Trustee

As indenture trustee, CTCNA has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

•	to authenticate, deliver, cancel and otherwise administer the notes;

•	to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

•	to direct the collateral agent to invest funds in the issuing entity bank accounts at the direction of the issuing entity;

•	to represent the noteholders in interactions with clearing agencies and other similar organizations;

•

to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee (including in its capacity as collateral agent), and other similar matters; and

•	to perform certain administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure a potential event of default and to institute and maintain suits to protect the interest of the noteholders in the collateral. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from permitted investments except for losses attributable to the indenture trustee’s failure to make payments on permitted investments issued by the indenture trustee.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as a fiduciary would exercise or use under the circumstances in the conduct of his or her own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See “The Notes—Events of Default Remedies.” The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

•	demand immediate payment by the issuing entity of all principal and accrued interest on the notes;

•	enhance monitoring of the securitization;

•	protect the interests of the noteholders in the receivables in a bankruptcy or insolvency proceeding;

•	prepare and send timely notice to noteholders of the event of default;

•	institute judicial proceedings for the collection of amounts due and unpaid;

•	rescind and annul a declaration of acceleration of the notes by the noteholders following an event of default; and

•	cause the collateral agent to sell assets (see “Sources of Funds to Pay the Notes—Sale of Assets”).

The indenture trustee is required to provide written notice to all noteholders of a series, class or tranche of notes within 90 days of the occurrence of any event known to the indenture trustee to be an event of default with respect to that series, class or tranche of notes. Following an event of default, the holders of more than 66 2/3% of the outstanding dollar principal amount of any series, class or tranche of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of the holders only if it determines that: (1) the action so directed is unlawful or conflicts with the indenture, (2) the action so directed would involve it in personal liability, or (3) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

If an Issuing Entity Servicer Default occurs, in addition to the responsibilities described above the indenture trustee may be required to appoint a successor servicer or to take over servicing responsibilities under the transfer and servicing agreement. See “Servicing of the Receivables—Resignation and Removal of the Servicer; Issuing Entity Servicer Default.”

The indenture trustee is required under the Trust Indenture Act to mail an annual report to all registered noteholders with respect to the occurrence of any of the events specified in the Trust Indenture Act during the previous twelve months, including: a change to the indenture trustee’s eligibility under the Trust Indenture Act, a conflict of interest specified in the Trust Indenture Act and any action taken by the indenture trustee that materially affects the notes. If none of the events specified in the Trust Indenture Act occurred during the previous twelve months, the indenture trustee will be under no obligation to mail an annual report.

The indenture trustee may resign at any time by notifying the issuing entity. The indenture trustee may be removed with respect to any series, class or tranche of notes at any time by a majority of the holders of that series, class or tranche of notes. The issuing entity must remove the indenture trustee if the indenture trustee is no longer eligible to act as trustee under the indenture or if the indenture trustee becomes insolvent. In all circumstances, the issuing entity must appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment. JPMorgan Chase Bank, on behalf of the issuing entity, will pay out of its own funds, without reimbursement, all expenses incurred by, and fees and disbursements of, the indenture trustee.

The Collateral Agent

The collateral agent has agreed to perform only those duties specifically set forth in the asset pool one supplement. Many of the duties the collateral agent has are described throughout this prospectus. Under the terms of the asset pool one supplement, the collateral agent’s limited responsibilities will include the right or obligation to do the following:

•	establish and maintain necessary issuing entity bank accounts and maintain accurate records of activity in those accounts;

•	invest funds in the issuing entity bank accounts on behalf of the indenture trustee at the direction of the issuing entity;

•	distribute and transfer funds at the direction of the servicer, as applicable, in accordance with the terms of the indenture supplement and the asset pool one supplement, as applicable;

•	remove and reassign ineligible receivables and accounts from asset pool one; and

•	perform certain other administrative functions identified in the asset pool one supplement.

The collateral agent is not liable for any errors of judgment as long as the errors are made in good faith and the collateral agent was not negligent. In addition, the collateral agent is not liable for any action taken or omitted to be taken by it in good faith in accordance with the direction of the indenture trustee or holders of more than 66 2/3% of the outstanding dollar principal amount of the notes relating to the time, method and place of conducting any proceeding for any remedy available to the collateral agent, or exercising any trust or power conferred upon the collateral agent with respect to a series, class or tranche of notes.

The collateral agent may resign at any time by notifying the issuing entity. The collateral agent may also be removed at any time upon receipt of notice from a majority of the holders of the outstanding dollar principal amount of the notes delivered to the collateral agent on behalf of the indenture trustee and the issuing entity. The issuing entity must also remove the collateral agent if the collateral agent is no longer eligible to act as collateral agent under the asset pool one supplement or if the collateral agent becomes insolvent. In all circumstances, the issuing entity must appoint a successor collateral agent. Any resignation or removal of the collateral agent and appointment of a successor collateral agent will not become effective until the successor collateral agent accepts the appointment. JPMorgan Chase Bank, on behalf of the issuing entity, will pay out of its own funds, without reimbursement, all expenses incurred by, and fees and disbursements of, the collateral agent.

The issuing entity, Chase Card Funding, JPMorgan Chase Bank and any of their affiliates may maintain accounts and other banking or trustee relationships with the collateral agent and any of its affiliates.

ASSET REPRESENTATIONS REVIEWER

FTI Consulting, Inc., a Maryland corporation, has been selected and appointed to act as the asset representations reviewer and is referred to in this prospectus as the “asset representations reviewer.” The asset representations reviewer is not affiliated with the issuing entity, sponsor, depositor, servicer or any trustee for the issuing entity and neither the asset representations reviewer nor any of its affiliates has been hired by the sponsor or any underwriter to perform pre-closing due diligence work on the pool assets. If the asset representations reviewer becomes affiliated with the issuing entity, sponsor, depositor, servicer or any trustee at any time while the notes are outstanding, the asset representations reviewer will resign and, upon the appointment of a successor asset representations reviewer, will be replaced. FTI Consulting, Inc. is a global business advisory firm dedicated to helping organizations protect and enhance their enterprise value. FTI Consulting, Inc. has significant experience in the securitization sector, including acting as securitization control party or administrator, and providing collateral analysis, valuation and due diligence services. FTI Consulting, Inc. currently acts as an asset representations reviewer for other credit card securitization programs, but had not acted as an asset representations reviewer prior to the effectiveness of Regulation AB II. See “Risk Factors—Transaction Structure Risks—The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.”

The indenture and the asset representations review agreement provide that the asset representations reviewer will perform the procedures in the asset representations review agreement to review 60-day-plus delinquent assets in connection with the representations and warranties provided by JPMorgan Chase Bank or Chase Card Funding in the transaction documents upon the occurrence of a Delinquency Trigger Breach and a required vote of noteholders as described in “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review.”

The asset representations reviewer is required to provide a report to the indenture trustee, the issuing entity, the transferor, the sponsor and the servicer of the findings and conclusions of the review, and a summary of the asset representations reviewer’s report will be included in the issuing entity’s monthly report on Form 10-D for the period in which the report was received. The sponsor will indemnify and hold harmless the asset representations reviewer from and against any and all claims, liabilities, damages, obligations, costs and expenses arising out of or relating to the retention of the asset representations reviewer and the performance of its obligations under the asset representations review agreement, subject to certain limitations. The sponsor will not indemnify the asset representations reviewer to the extent that any such claim, liability, obligation, damage, cost or expense (i) shall have been determined by final non-appealable order of a court of competent jurisdiction to have resulted from the fraud, bad faith, gross negligence or willful misconduct of the asset representations reviewer or (ii) arise from the asset representations reviewer’s breach of any of the representations, warranties or covenants it has made in the asset representations review agreement.

The fees of the asset representations reviewer incurred in connection with a review of the applicable accounts and receivables and any expenses incurred by the asset representations reviewer in connection with the performance of its duties will be paid by JPMorgan Chase Bank, as sponsor. The asset representations reviewer will be entitled to a one-time upfront fee and an annual fee, which will also be paid by JPMorgan Chase Bank, as sponsor.

The asset representations reviewer may resign under certain circumstances, as described in the asset representations review agreement, including if it determines that it is not eligible to be the asset representations reviewer under the asset representations review agreement, it is legally unable to act or perform its obligations under the asset representations review agreement and there is no reasonable action that it could take to make the performance of its obligations under the asset representations review agreement permitted under applicable law or a conflict of interest exists that could not be resolved by the sponsor and the asset representations reviewer. The asset representations reviewer will deliver a notice of its resignation to the sponsor, the servicer, the transferor, the issuing entity and the indenture trustee, together with an opinion of counsel supporting its determination in the case of resignation upon ineligibility or illegality, unless otherwise waived by the sponsor.

The sponsor may remove the asset representations reviewer and appoint a replacement asset representations reviewer if the asset representations reviewer is no longer an eligible asset representations reviewer, breaches any of its representations, warranties, covenants or obligations under the asset representations review agreement, becomes legally unable to act, or becomes subject to a bankruptcy-related event. No resignation or removal of the asset representations reviewer will be effective, and the asset representations reviewer will continue to perform its obligations under the asset representations review agreement, until a successor asset representations reviewer has accepted its engagement in accordance with the asset representations review agreement. If the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely filing of a monthly report on Form 10-D.

The sponsor and the asset representations reviewer may amend the asset representations review agreement at any time by mutual agreement evidenced in writing.

See “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review” for more information about the asset representations review process.

SERVICING OF THE RECEIVABLES

General

As discussed under “JPMorgan Chase Bank” above, JPMorgan Chase Bank is the servicer for the credit card receivables arising in a portfolio of revolving credit card accounts owned by JPMorgan Chase Bank or one of its affiliates which are included in the issuing entity pursuant to the transfer and servicing agreement. Under the transfer and servicing agreement, the servicer is responsible for servicing and administering the credit card receivables in accordance with the servicer’s policies and procedures for servicing comparable credit card receivables. The servicer’s duties include billing, collecting and investigating payment delinquencies on accounts, maintaining records for each cardholder account and other managerial and custodial functions. The servicer also deposits collections on the receivables into the collection account maintained for the issuing entity, calculates allocations of the amounts from those collections and prepares monthly reports relating to the receivables.

JPMorgan Chase Bank, as servicer, has the right to waive or modify various terms and provisions of the accounts whose credit card receivables have been added to the issuing entity. For example, the servicer may, under certain circumstances and subject to regulatory and other limitations, either increase or reduce the amount of finance charges or other fees owed by an accountholder or the required minimum monthly payment due on an account or may amend the penalty fees for failure to pay an amount due. The servicer will typically waive or reduce these provisions in an effort to (i) create a payment incentive for a non-paying accountholder, (ii) retain customers that might otherwise be lost through attrition or (iii) promote new or additional cardholder activity.

JPMorgan Chase Bank has outsourced certain check processing and related services to Exela Technologies, Inc. (formerly known as BancTec, Inc.) and Deluxe Financial Services, LLC, each an unaffiliated third party. Notwithstanding any such outsourcing, JPMorgan Chase Bank will continue to be liable for all of its obligations under the transfer and servicing agreement and remains the sole “servicer” of the issuing entity for purposes of Item 1101(j) of Regulation AB. For a description of outsourcing, see “—Outsourcing of Servicing.”

Servicing Experience

JPMorgan Chase Bank and its predecessor institutions have been servicing credit card receivables since 1982 and, as of [  ] [ ], 20[ ], JPMorgan Chase Bank was servicing over [  ] million credit card accounts. Common servicing practices and procedures are used for all accounts (as determined under the revised reporting methodology that took effect as of the May 2018 monthly period). See “JPMorgan Chase Bank’s Credit Card Portfolio—Portfolio Information Tables.”

Payment of Fees and Expenses; Servicing Compensation

As compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer for the issuing entity, JPMorgan Chase Bank is entitled to receive a servicing fee in the amounts and at the times specified in “Deposit and Application of Funds in the Issuing Entity—Application of Available Finance Charge Collections” and “Deposit and Application of Funds in the Issuing Entity—Application of Available Principal Collections.”

Fee	Amount
Servicing Fee

The product of (a) the CHASEseries Floating Allocation Percentage and (b) one-twelfth times 1.5% (if JPMorgan Chase Bank is the servicer) or 2.0% (if JPMorgan Chase Bank is not the servicer) times the Issuing Entity Average Principal Balance

The servicing fee will be paid from Available Finance Charge Collections as described in “Deposit and Application of Funds in the Issuing Entity—Application of Available Finance Charge Collections” after all required interest is paid. The servicing fee is the only fee or expense to be paid out of the cash flows from the receivables.

JPMorgan Chase Bank, as servicer, has agreed to pay, out of its own funds, the fees, expenses and disbursements of the owner trustee, the indenture trustee, the collateral agent and the independent certified public accountants, without reimbursement from the cash flows from the receivables, on behalf of the issuing entity.

Certain Matters Regarding the Servicer

The servicer may not resign from its obligations and duties under the transfer and servicing agreement, except (a) upon determination that (i) performance of its duties is no longer permissible under applicable law and (ii) there is no reasonable action which the servicer could take to make the performance of its duties under the transfer and servicing agreement permissible under applicable law or (b) upon the assumption, by a supplemental agreement to the transfer and servicing agreement, executed and delivered to the owner trustee, the indenture trustee and the collateral agent, of the obligations and duties of the servicer by any of its affiliates or by any entity the appointment of which each applicable Note Rating Agency confirms will not cause a reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes and which, in either case, qualifies as an eligible servicer. No such resignation will become effective until the indenture trustee or a successor to the servicer has assumed that servicer’s responsibilities and obligations under the transfer and servicing agreement.

The transfer and servicing agreement provides that the servicer will indemnify and hold harmless the issuing entity, the owner trustee, the indenture trustee and the collateral agent for any reasonable loss, liability, claim, expense, damage or injury resulting from (1) the servicer’s actions or inaction as servicer, (2) the administration of the issuing entity by the owner trustee, (3) the issuance by the issuing entity of any notes, (4) any Issuing Entity Servicer Default, as described in “—Resignation and Removal of the Servicer; Issuing Entity Servicer Default,” or (5) any termination of the rights and obligations of the servicer.

The servicer will not indemnify any party for (1) liabilities imposed by reason of fraud, negligence, or willful misconduct by that party, (2) any liabilities, costs or expenses arising from actions taken by the owner trustee, the indenture trustee or the collateral agent at the request of noteholders, (3) any losses, claims or damages incurred by any of them in their capacities as investors, or (4) any liabilities, costs or expenses arising under any tax law. Any such indemnification by the servicer will not be payable from the assets transferred to the issuing entity. The servicer is required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables covering those actions and in those amounts as the servicer believes to be reasonable from time to time.

Resignation and Removal of the Servicer; Issuing Entity Servicer Default

In the event of any Issuing Entity Servicer Default, either the indenture trustee or noteholders representing more than 50% of the aggregate unpaid principal amount of all affected notes may deliver a notice of termination of all of the rights and obligations of the servicer as servicer under the transfer and servicing agreement. The indenture trustee will then be obligated to appoint a successor servicer as promptly as possible. The rights and interest of JPMorgan Chase Bank in its capacity as transferor under the transfer and servicing agreement will not be affected by a termination of JPMorgan Chase Bank as servicer. Because JPMorgan Chase Bank, as servicer, has significant responsibilities with respect to the servicing of the receivables, the indenture trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable to the servicer.

If a successor servicer has not been appointed or has not accepted appointment by the time the servicer ceases to act as servicer, the indenture trustee will automatically become the successor servicer for the issuing entity. If CTCNA is automatically appointed as successor servicer it may not have the capacity to perform the duties required of a successor servicer and the servicing fee currently payable to the servicer may not be sufficient to cover its actual costs and expenses of servicing the accounts. If such entity is legally unable to act as servicer, it will petition a court of competent jurisdiction to appoint any established institution qualifying as an eligible servicer as the successor servicer under the transfer and servicing agreement.

An “Issuing Entity Servicer Default” includes any of the following events:

•

failure by the servicer to make any payment, transfer or deposit, or to give instructions to the indenture trustee to do so, on the required date under the transfer and servicing agreement, or within the applicable grace period;

•	failure on the part of the servicer to duly observe or perform in any material respect any other covenants or agreements of the servicer if that failure:

•	has a material and adverse effect on the holders of any outstanding notes issued by the issuing entity; and

•	continues unremedied for a period of 60 days after written notice;

•	the delegation by the servicer of its duties under the transfer and servicing agreement, except as specifically permitted under such agreement;

•	any representation, warranty or certification made by the servicer in the transfer and servicing agreement proves to have been incorrect when made if it:

•	has a material adverse effect on the holders of any outstanding notes issued by the issuing entity; and

•	continues to be incorrect in any material respect and continues to have a material adverse effect on those noteholders, for a period of 60 days after written notice; or

•	the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to in the first bullet point above for a period of 10 Business Days after the applicable grace period, or referred to under the second or fourth bullet point above for a period of 60 Business Days after the applicable grace period, will not constitute an Issuing Entity Servicer Default if the delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and the delay or failure was caused by an act of God or the public enemy, acts of declared or undeclared war, public disorder, rebellion or sabotage, epidemics, landslides, lightning, fire, hurricanes, earthquakes, floods or similar causes.

In the event of an Issuing Entity Servicer Default, if a conservator or receiver is appointed for the servicer and no Issuing Entity Servicer Default other than that conservatorship or receivership or the insolvency of the servicer exists, the conservator or receiver may have the power to prevent the indenture trustee, the collateral agent or the noteholders from effecting a transfer of the servicing obligations. See “Risk Factors— Insolvency and Security Interest Risks—If a conservator or receiver is appointed for JPMorgan Chase Bank, delays or reductions in payment of your notes could occur.”

Outsourcing of Servicing

Pursuant to the transfer and servicing agreement, JPMorgan Chase Bank, as servicer, has the right to delegate or outsource its duties as servicer on behalf of the issuing entity to any person who agrees to conduct such duties in accordance with the transfer and servicing agreement and JPMorgan Chase Bank’s credit card guidelines. JPMorgan Chase Bank has outsourced certain of its servicing functions by contracting with affiliated and unaffiliated third parties.

Notwithstanding any such outsourcing, JPMorgan Chase Bank will continue to be liable for all of its obligations under the transfer and servicing agreement and remains the sole “servicer” of the issuing entity for purposes of Item 1101(j) of Regulation AB. In certain circumstances, however, JPMorgan Chase Bank could be relieved of its duties as servicer for the issuing entity upon the assumption of such duties by another entity.

JPMorgan Chase Bank has outsourced certain servicing activities including certain customer service and telephone service center operations, fraud services, data processing, administrative functions and collection activities to certain affiliates and subsidiaries and various third parties. These third parties also provide these services with respect to credit card receivables that have not been securitized through the issuing entity.

JPMorgan Chase Bank and its affiliates retain the right to change various terms and conditions of the agreements with the third party vendors, and retain the right to change the third party vendors themselves. These changes may be the result of several different factors, including: customer satisfaction, informational accuracy, adherence to privacy and corporate security standards or requirements, quality evaluation, performance or skill evaluations, risk management policies, or cost structure. Affiliates, subsidiaries and third party vendors that provide services to JPMorgan Chase Bank, its affiliates and its customers may change from time to time, and noteholders will not be notified of any change. Similarly, to the extent that the terms and conditions are altered for agreements with affiliates, subsidiaries and third party vendors, noteholders will not be given notice of those changes.

If an affiliated or unaffiliated third party performing certain outsourced or delegated functions were to enter bankruptcy or become insolvent, then the servicing of the accounts in the Trust Portfolio could be delayed and payments on your notes could be accelerated, delayed or reduced.

Decisions by JPMorgan Chase Bank to outsource certain duties either to affiliated or unaffiliated third parties are based on cost, the ability of such parties to provide greater flexibility to JPMorgan Chase Bank, experience and various other factors. JPMorgan Chase Bank or one of its affiliates monitors the third parties performing the outsourced functions based on the level of risk associated with, and the particular duties being provided by, each third party.

JPMorgan Chase Bank had a contractual arrangement with Total Systems Services, Inc. (“TSYS”) under which TSYS performed certain data processing and administrative functions associated with servicing credit card receivables. Since 2007, JPMorgan Chase Bank has been performing credit card processing services for the issuing entity under a license of the TS2® technology platform from TSYS.

JPMorgan Chase Bank has contractual arrangements with Exela Technologies, Inc. (formerly known as BancTec, Inc.) and Deluxe Financial Services, LLC, each an unaffiliated third party, under which such parties perform certain check processing and related services. Specifically, each of Exela Technologies, Inc. and Deluxe Financial Services, LLC is responsible for the opening, listing and depositing of remittance payments mailed to post office boxes serviced by JPMorgan Chase Bank.

Evidence as to Compliance

The fiscal year for the issuing entity will end on December 31 of each year. The servicer will file with the SEC an annual report on Form 10-K on behalf of the issuing entity within ninety days after the end of each fiscal year or sooner if required by Regulation AB.

Within ninety days after the fiscal year end of the issuing entity, or sooner if required by Regulation AB, the servicer will deliver to the owner trustee, the indenture trustee, the collateral agent and each Note Rating Agency that has rated any outstanding notes and, if required, file with the SEC as part of an annual report on the Form 10-K filed on behalf of the issuing entity, the following documents:

•

a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;

•

with respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

•	a servicer compliance certificate, signed by an authorized officer of the servicer, to the effect that:

•	a review of the servicer’s activities during the reporting period and of its performance under the transfer and servicing agreement has been made under such officer’s supervision; and

•

to the best of such officer’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the transfer and servicing agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

Copies of all statements, certificates and reports furnished to the owner trustee may be obtained by a request in writing delivered to the owner trustee.

THE NOTES

The Notes Offered by this Prospectus

The notes offered by this prospectus (the “offered notes”) will have the terms and conditions described in this section, as applicable, and in the “Transaction Summary.”

General

The CHASEseries notes will be issued pursuant to the indenture, the asset pool one supplement and an indenture supplement called the “CHASEseries indenture supplement.” A copy of the form of each of these documents is filed as an exhibit to the registration statement of which this prospectus is a part. For each tranche of notes, there will be a terms document that will contain the specific terms for that tranche. The following discussion summarizes the material terms of the CHASEseries notes, the indenture, the asset pool one supplement, the CHASEseries indenture supplement and the form of terms document. These summaries do not purport to be complete and are qualified in their entirety by reference to the provisions of the CHASEseries notes, the indenture, the asset pool one supplement, the CHASEseries indenture supplement and the form of terms document.

The indenture, the asset pool one supplement and the CHASEseries indenture supplement do not limit the aggregate principal amount of notes that may be issued.

The CHASEseries consists of multiple classes of notes. When we refer to Class A notes, Class B notes or Class C notes in this prospectus, we mean Class A notes, Class B notes and Class C notes of the CHASEseries, respectively. A class designation determines the relative seniority for receipt of cash flows and funding of the default amount allocated to the CHASEseries notes. The CHASEseries is a multiple tranche series, meaning each class of CHASEseries notes has multiple discrete issuances called “tranches” which have been or may be issued at different times and have different terms. Whenever a “class” of CHASEseries notes is referred to in this prospectus, it also includes all tranches of that class of CHASEseries notes, unless the context otherwise requires.

Holders of the notes of any outstanding tranche will not have the right to prior review of, or consent to, any subsequent issuance of a tranche of notes.

The issuing entity will pay principal of and interest on a class or tranche of notes solely from Available Finance Charge Collections, Available Principal Collections and other amounts in any issuing entity bank accounts, including any supplemental accounts, relating to that class or tranche, after giving effect to all required allocations and any reallocations. If those sources are not sufficient for payment of principal of and interest on that class or tranche, the noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on that class or tranche.

The notes represent a contractual debt obligation of the issuing entity. The notes are not interests in or obligations of JPMorgan Chase Bank or any of its affiliates and none of the notes or any credit card receivables is insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount

Each class or tranche of notes has a stated principal amount, an outstanding dollar principal amount and a Nominal Liquidation Amount. The stated principal amount of the offered notes is the principal amount specified in “Transaction Summary.” This section describes how to determine, as of any date, the outstanding dollar principal amount and the nominal liquidation amount of the offered notes and other tranches of notes.

Stated Principal Amount

The stated principal amount of a class or tranche of notes is the amount that is stated on the face of the notes of that class or tranche to be payable to the holder of that class or tranche. It can be denominated in U.S. dollars or in a foreign currency.

Outstanding Dollar Principal Amount

For a class or tranche of U.S. dollar notes, the outstanding dollar principal amount is the initial dollar principal amount of that class or tranche less principal payments made to the noteholders. For a class or tranche of foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial principal amount of that class or tranche as specified in the applicable terms document, less dollar payments converted to make payments to noteholders, each with respect to principal for that class or tranche. The outstanding dollar principal amount of any class or tranche of notes will decrease as a result of each payment of principal on that class or tranche.

In addition, a class or tranche of notes may have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount of a class or tranche of notes is the outstanding dollar principal amount of that class or tranche, less any funds on deposit in the principal funding subaccount for that class or tranche. The Adjusted Outstanding Dollar Principal Amount of any class or tranche of notes will decrease as a result of each deposit into the principal funding subaccount for that class or tranche.

Nominal Liquidation Amount

The “Nominal Liquidation Amount” of a class or tranche of notes is a U.S. dollar amount based on the initial dollar principal amount at issuance of that class or tranche minus certain reductions—including reductions for (1) reallocations of Principal Collections allocated to that class or tranche, (2) allocations of charge-offs for any uncovered Default Amount and (3) deposits in the principal funding account or applicable principal funding subaccount for that class or tranche, plus increases described below. The Nominal Liquidation Amount of the notes is equal to the sum of the Nominal Liquidation Amounts of all classes or tranches of notes.

There are three ways that the Nominal Liquidation Amount of a class or tranche of notes can be increased:

•

The Nominal Liquidation Amount will increase if Finance Charge Collections are available to reimburse earlier reductions in the Nominal Liquidation Amount due to charge-offs for any uncovered Default Amount or from reallocations of Principal Collections from subordinated notes to pay interest on senior notes or the portion of the Servicing Fee allocable to senior notes. The increases will be allocated first to the senior-most notes with a deficiency in their Nominal Liquidation Amount and then, in succession, to the more subordinated notes with a deficiency in their Nominal Liquidation Amount.

•

The Nominal Liquidation Amount of a class or tranche of notes will increase by an amount equal to the portion of the amount on deposit in the principal funding subaccount for that class or tranche, in excess of the amount targeted to be on deposit in the principal funding account for that class or tranche, that is deposited into the principal funding subaccount for another class or tranche of notes or is paid to the issuing entity pursuant to the CHASEseries indenture supplement.

•

The Nominal Liquidation Amount of that class or tranche of notes will increase by an amount equal to the principal amount of any additional notes of that class or tranche issued after the initial issuance of notes of that class or tranche.

The increases will be further allocated to each tranche of a class of notes pro rata based on the deficiency in the Nominal Liquidation Amount of each tranche of that class.

The Nominal Liquidation Amount of a class or tranche of notes may be reduced as follows:

•

If Available Finance Charge Collections are insufficient to fund the CHASEseries Default Amount, any uncovered CHASEseries Default Amount will result in a reduction of the Nominal Liquidation Amount of the notes. Subordinated notes will generally bear the risk of reduction in their Nominal Liquidation Amount due to charge-offs resulting from any uncovered CHASEseries Default Amount before senior notes.

While these reductions will be initially allocated pro rata to each tranche of notes based on the Nominal Liquidation Amount used for that tranche in the calculation of the CHASEseries Floating Allocation Percentage, they will then be reallocated to the tranches of subordinated notes in succession based on class designation, beginning with the tranches of the most subordinated notes. However, these reallocations will be made from tranches of senior notes to subordinated notes only to the extent that those tranches of senior notes have not used all of their required subordinated amount. Reductions that cannot be reallocated to a more subordinated tranche will reduce the Nominal Liquidation Amount of the tranche to which the reductions were initially allocated.

•

If Available Principal Collections allocable to subordinated notes are reallocated to pay interest on senior notes or any shortfall in the payment of the portion of the Servicing Fee allocable to senior notes, the Nominal Liquidation Amount of the subordinated notes will be reduced by the amount of the reallocations. The amount of the reallocation of Available Principal Collections will be applied to reduce the Nominal Liquidation Amount of the subordinated notes in succession, beginning with the most subordinated notes. However, Available Principal Collections will be reallocated only to the extent that those senior notes have not used all of their required subordinated amount. In addition, no

Available Principal Collections will be reallocated to pay interest on a senior note or any portion of the Servicing Fee allocable to senior classes of notes if the reallocation would result in the reduction of the Nominal Liquidation Amount of those senior notes.

These reductions will generally be allocated within each class pro rata to each outstanding tranche of notes of the related class based on the Nominal Liquidation Amount used for that tranche in the calculation of the CHASEseries Floating Allocation Percentage.

•	The Nominal Liquidation Amount of a class or tranche of notes will be reduced by the amount on deposit in the applicable principal funding subaccount.

•	The Nominal Liquidation Amount of a class or tranche of notes will be reduced by the amount of payments of principal on that class or tranche.

•

Upon a sale of assets following an event of default and acceleration or on the legal maturity date of a class or tranche of notes, the Nominal Liquidation Amount of that class or tranche will be reduced to zero. See “Sources of Funds to Pay the Notes—Sale of Assets.”

Available Finance Charge Collections will be applied, as described in “Deposit and Application of Funds in the Issuing Entity,” to cover the CHASEseries Default Amount. If Available Finance Charge Collections are sufficient to cover the CHASEseries Default Amount, the Nominal Liquidation Amount of the notes will not be reduced. Available Finance Charge Collections also will be applied, as described in “Deposit and Application of Funds in the Issuing Entity,” to reimburse earlier reductions in the Nominal Liquidation Amount of the notes for any uncovered Default Amount or for reallocations of Principal Collections from subordinated notes to pay interest on senior notes or the portion of the Servicing Fee allocable to the senior notes. Available Finance Charge Collections used to reimburse earlier reductions of the Nominal Liquidation Amount will be treated as Available Principal Collections.

In most circumstances, the Nominal Liquidation Amount of a class or tranche of notes, together with any accumulated Available Principal Collections held in the applicable principal funding subaccount, will be equal to the outstanding dollar principal amount of that class or tranche. However, if there are reductions in the Nominal Liquidation Amount as a result of charge-offs for any uncovered Default Amount or as a result of reallocations of Principal Collections allocated to that class or tranche to pay interest on more senior notes or the portion of the Servicing Fee allocable to senior notes, there will be a deficit in the Nominal Liquidation Amount of that class or tranche. Unless that deficiency is reimbursed through the application of Available Finance Charge Collections, the stated principal amount of that class or tranche will not be paid in full. This means that if the Nominal Liquidation Amount of a class or tranche of notes has been reduced by charge-offs for any uncovered CHASEseries Default Amount or by reallocations of Available Principal Collections allocated to subordinated notes to pay interest on senior notes or the portion of the Servicing Fee allocable to senior notes, the holders of the class or tranche of notes with the reduced Nominal Liquidation Amount may receive less than the full stated principal amount of their class or tranche of notes. This occurs because the amount of dollars allocated to pay them is less than the outstanding dollar principal amount of that class or tranche.

The Nominal Liquidation Amount of a class or tranche of notes may not be reduced below zero, and may not be increased above the outstanding dollar principal amount of that class or tranche, less any amounts on deposit in the applicable principal funding subaccount.

Charge-offs for any uncovered CHASEseries Default Amount and reallocations of Principal Collections to pay interest on senior notes or the portion of the Servicing Fee allocable to senior notes reduce the Nominal Liquidation Amount of outstanding classes and tranches of notes only and do not affect classes or tranches of notes that are issued after that time.

Interest

Interest will accrue on a tranche of notes from the relevant issuance date at the applicable interest rate for that tranche, which may be a fixed, floating or other type of rate. Interest on a tranche of notes will be distributed on the dates specified in the prospectus for such tranche as an “Interest Payment Date.” Each tranche of notes has a separate interest funding subaccount. Interest payments or deposits will be funded from Available Finance Charge Collections allocated to that tranche during the preceding month or months, from any applicable credit enhancement, if necessary, and from certain other amounts specified in the prospectus for that tranche. See “Transaction Summary” and “Summary—Interest” for a description of the interest rate and Interest Payment Dates for the offered notes.

The prospectus for a tranche of notes will specify the rate of interest (including, in the case of floating rate notes, the applicable interest rate index) at which interest will accrue on that tranche, the first interest payment date and the interest accrual method. In addition, the prospectus for a tranche of notes will specify if that tranche of notes receives any additional interest and how it is to be or will be calculated. See “Transaction Summary” and “Summary—Interest” for a description of how the amount of interest payable on the offered notes is determined.

Each payment of interest on a tranche of notes will include all interest accrued from the preceding Interest Payment Date—or, for the first period in which interest accrues, from the issuance date—through the day preceding the current Interest Payment Date, or any other period as may be specified in the prospectus for that tranche of notes. See “Transaction Summary” for the First Interest Payment Date for the offered notes.

If interest on a tranche of notes is not paid within 35 days after that interest is due, an event of default will occur with respect to that tranche. See “—Events of Default.”

Principal

The timing of payment of principal of a tranche of notes is specified in the prospectus for that tranche and each date on which payment is made is referred to in that prospectus as a “Principal Payment Date.”

The Scheduled Principal Payment Date on which the principal of a tranche of notes is scheduled to be repaid and the legal maturity date on which the principal of that tranche of notes must be paid, to the extent of available funds, is specified in the prospectus for that tranche. Principal of a tranche of notes may be paid later than its Scheduled Principal Payment Date if sufficient funds are not allocated from the issuing entity to the tranche of notes to be paid. Additionally, in the case of a tranche of subordinated notes, principal of that tranche will be paid on its Scheduled Principal Payment Date only to the extent that payment is permitted by the subordination provisions of the senior notes. See “Transaction Summary” for the Scheduled Principal Payment Date and legal maturity date of the offered notes.

It is not an event of default if the principal of a tranche of notes is not paid on its Scheduled Principal Payment Date. However, if the stated principal amount of a tranche of notes is not paid in full by its legal maturity date, an event of default will occur with respect to that tranche. See “—Events of Default.”

Principal of a tranche of notes may be paid earlier than its Scheduled Principal Payment Date if an early amortization event (other than non-payment of the stated principal amount of a tranche on its Scheduled Principal Payment Date) or an event of default and acceleration occurs with respect to that tranche. See “—Redemption and Early Amortization of Notes; Early Amortization Events” and “—Events of Default.”

See “Risk Factors” for a discussion of factors that may affect the timing of principal payments on the offered notes.

Subordination of Interest and Principal

Interest payments on and principal payments of Class B notes and Class C notes are subordinated to payments on Class A notes. Subordination of Class B notes and Class C notes provides credit enhancement for Class A notes. Interest and principal payments on Class C notes are subordinated to payments on Class A notes and Class B notes. Subordination of Class C notes provides credit enhancement for Class A notes and Class B notes.

In certain circumstances, the credit enhancement for a tranche of Class A notes may be provided solely by the subordination of Class C notes and the Class B notes will not, in that case, provide credit enhancement for that tranche of Class A notes. Funds on deposit in the Class C reserve subaccount for any tranche of Class C notes will, however, be available only to the holders of that tranche of Class C notes to cover shortfalls of interest on any interest payment date and principal on the legal maturity date and other specified dates for that tranche of Class C notes. See “Deposit and Application of Funds in the Issuing Entity—[Withdrawals from the Class C Reserve Account].”

Available Principal Collections may be reallocated to pay interest on senior notes and to pay the portion of the Servicing Fee allocable to the senior notes, subject to certain limitations. In addition, charge-offs due to any uncovered CHASEseries Default Amount are generally first applied against the subordinated notes. See “—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.”

Available Principal Collections allocable to subordinated notes may be deposited into the principal funding subaccount of subordinated notes or used to make payments of principal on subordinated notes while senior notes are outstanding only under the following circumstances:

•

If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to provide the required subordination for the outstanding senior notes. See “Deposit and Application of Funds in the Issuing Entity—Targeted Deposits of Available Principal Collections to the Principal Funding Account” and “Deposit and Application of Funds in the Issuing Entity—Allocation to Principal Funding Subaccounts.” For example, if a tranche of Class A notes has matured and been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes that were providing credit enhancement to the Class A notes and some Class C notes that were providing credit enhancement to the Class A notes may be repaid when they mature even if other tranches of Class A notes are outstanding.

•

If the principal funding subaccounts of the senior notes have been sufficiently prefunded as described in “Deposit and Application of Funds in the Issuing Entity—Targeted Deposits of Available Principal Collections to the Principal Funding Account—Prefunding of the Principal Funding Account of Senior Notes.”

•	If new subordinated notes are issued so that the subordinated notes that have reached their scheduled principal payment date are no longer necessary to provide the required subordination.

•	If the tranche of subordinated notes reaches its legal maturity date.

Available Principal Collections remaining after any reallocations for payments of interest on the senior notes or for the payment of the portion of the Servicing Fee allocable to the senior notes will be first applied to make targeted deposits to the principal funding subaccounts of senior notes before being applied to make targeted deposits to the principal funding subaccounts of the subordinated notes.

Required Subordinated Amount

The issuing entity may issue different tranches of notes at the same time or at different times, but no tranche of senior notes may be issued unless a sufficient amount of subordinated notes will be issued on that date or has previously been issued and is outstanding and available as subordination for that tranche of senior notes. The required subordinated amount of a class or tranche of senior notes is the aggregate Nominal Liquidation Amount of subordinated notes that is required to be outstanding and available on the date when a class or tranche of senior notes is issued. Such amount is specified in “Transaction Summary” of the prospectus of such tranche of notes. The required subordinated amount is also used, in conjunction with the consumption of enhancement from subordinated notes, referred to as “usage,” to determine whether a class or tranche of subordinated notes may be repaid before its legal maturity date while senior notes are outstanding.

The issuing entity may change the required subordinated amount for any class or tranche of notes, or the method of computing the required subordinated amount, at any time without notice to, or the consent of, any noteholders so long as the issuing entity has:

•

received written confirmation from each Note Rating Agency that has rated any outstanding notes that the change will not result in the reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes; and

•	delivered an Issuing Entity Tax Opinion to the indenture trustee and each Note Rating Agency that has rated any outstanding notes.

In order to issue Class A notes, the issuing entity must calculate the amount of Class B notes and Class C notes available as subordination for a new tranche of Class A notes. The issuing entity will first calculate the available amount of Class B notes for the new tranche of Class A notes. This is done by computing the following:

•

the aggregate Nominal Liquidation Amount of all tranches of outstanding Class B notes on that date, after giving effect to issuances, deposits, allocations, reallocations or payments with respect to Class B notes to be made on that date; plus

•

the aggregate amount of all Class A Usage of Class B Required Subordinated Amount by any outstanding tranche of Class A notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date; minus

•

the aggregate amount of the Class A required subordinated amount of Class B notes for all other tranches of Class A notes outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date.

The issuing entity then will calculate the amount of Class C notes available as subordination for a new tranche of Class A notes by computing the following:

•

the aggregate Nominal Liquidation Amount of all tranches of outstanding Class C notes on that date, after giving effect to issuances, deposits, allocations, reallocations or payments with respect to Class C notes to be made on that date; plus

•

the aggregate amount of all Class A Usage of Class C Required Subordinated Amount by any outstanding tranche of Class A notes on that date, after giving effect to issuances, deposits, allocations, reallocations or payments to be made on that date; minus

•

the aggregate amount of the Class A required subordinated amount of Class C notes for all other tranches of Class A notes outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date.

In order to issue Class B notes, the issuing entity must calculate the amount of Class C notes available as subordination for a new tranche of Class B notes by computing the following:

•

the aggregate Nominal Liquidation Amount of all tranches of outstanding Class C notes on that date, after giving effect to issuances, deposits, allocations, reallocations or payments with respect to Class C notes to be made on that date; plus

•	the sum of the aggregate amount of all Class B Usage of Class C Required Subordinated Amount by any outstanding tranche of Class B notes and the aggregate amount of Class A Usage of Class C

Required Subordinated Amount by any outstanding tranche of Class A notes with a Class A required subordinated amount of Class B notes of zero on that date, after giving effect to issuances, deposits, allocations, reallocations or payments to be made on that date; minus

•

the sum of the aggregate amount of the Class B required subordinated amount of Class C notes for all other tranches of Class B notes outstanding on that date plus the aggregate amount of Class A required subordinated amount of Class C notes for all outstanding tranches of Class A notes with a Class A required subordinated amount of Class B notes of zero, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date.

Revolving Period

The revolving period for a tranche of notes is the period from the issuance date for that tranche of notes through the beginning of the amortization period or accumulation period. The accumulation period is generally scheduled to begin twelve whole calendar months before the Scheduled Principal Payment Date for a tranche of notes. This is referred to as the “accumulation period length.” The deposit targeted to be made into the principal funding subaccount for that tranche for each month during the accumulation period will be one-twelfth of the outstanding dollar principal amount of that tranche. The accumulation period for the offered notes is scheduled to commence on the date specified in “Transaction Summary.”

The issuing entity may postpone the beginning of the accumulation period for a tranche of notes if the servicer determines that less than twelve months will be required to accumulate Available Principal Collections necessary to pay the outstanding dollar principal amount of that tranche of notes on its Scheduled Principal Payment Date. The targeted deposit for each month during the accumulation period will become proportionately larger for each month that the commencement of the accumulation period is postponed. There must be at least one targeted deposit.

Receivables arising in additional revolving credit card accounts may be added to the issuing entity and receivables arising in designated accounts may be removed from the issuing entity at any time. There is no minimum or maximum amount of additional revolving credit card accounts that may be added during the revolving period but all revolving credit card accounts must meet the requirements for addition described in “Sources of Funds to Pay the Notes—Addition of Assets.”

Redemption and Early Amortization of Notes; Early Amortization Events

The servicer of the issuing entity may, at its option, redeem any tranche of notes at any time when the outstanding principal amount of the noteholders’ interest in that tranche is less than 10% of the highest outstanding dollar principal amount at any time of that tranche. JPMorgan Chase Bank, as servicer for the issuing entity, will not redeem subordinated notes if those notes are required to provide credit enhancement for senior notes.

If JPMorgan Chase Bank, as servicer for the issuing entity, elects to redeem a tranche of notes, it will notify the registered holders of that tranche at least 30 days prior to the redemption date. The redemption price of a note will equal 100% of the outstanding dollar principal amount of that note, plus accrued but unpaid interest and any additional interest or principal accreted and unpaid on that note to but excluding the date of redemption.

In addition, if an early amortization event occurs with respect to any tranche of notes (other than with respect to non-payment of those notes on the Scheduled Principal Payment Date), the issuing entity will be required to repay, to the extent that funds are available for that repayment after giving effect to all allocations and reallocations and, with respect to subordinated notes, to the extent payment is permitted by the subordination provisions of the senior notes, the principal of each affected tranche of notes before the Scheduled Principal Payment Date of that tranche. If an early amortization event is triggered by the Scheduled Principal Payment

Date of a tranche of notes, the issuing entity will be required to make principal and interest payments on those notes monthly until the outstanding dollar principal amount of those notes plus accrued, past due and additional interest are paid in full or their legal maturity date occurs, whichever is earlier. The issuing entity will give notice to holders of the affected notes before an early amortization date. An early amortization event with respect to one tranche of notes does not necessarily affect other classes or tranches of notes. However, in the case of an early amortization event involving a tranche of Class B or Class C notes, payment of the principal maybe limited due to the subordination provisions for the benefit of more senior notes.

Early amortization events include the following:

•

for any month, the three-month average Excess Spread Percentage is less than zero (or any greater required excess spread percentage designated in accordance with the CHASEseries indenture supplement for that month);

•	JPMorgan Chase Bank or Chase Card Funding fails to designate additional credit card receivables for inclusion in the issuing entity when such action is required;

•	any Issuing Entity Servicer Default occurs that would have a material adverse effect on the holders of the notes;

•

the ability of JPMorgan Chase Bank or Chase Card Funding to designate additional credit card receivables for inclusion in the issuing entity is restricted and that restriction causes either (1) the Pool Balance to not equal or exceed the Minimum Pool Balance or (2) the Transferor Amount to not equal or exceed the Required Transferor Amount, and the issuing entity fails to meet those tests for 10 days;

•	the occurrence of an event of default and acceleration of a class or tranche of notes;

•	the occurrence of the Scheduled Principal Payment Date of a tranche of notes;

•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act;

•	the insolvency, conservatorship or receivership of JPMorgan Chase Bank or Chase Card Funding; or

•	any additional early amortization event specified in this prospectus with respect to the offered notes.

The amount repaid with respect to any class or tranche of notes will be the outstanding dollar principal amount of that class or tranche of notes, plus accrued, past due and additional interest to but excluding the date of repayment. If the amount of Available Finance Charge Collections and Available Principal Collections allocated to the tranche of notes to be repaid, together with funds on deposit in the applicable principal funding subaccount, interest funding subaccount and Class C reserve subaccount, if applicable, are insufficient to pay the outstanding dollar principal amount plus accrued, past due and additional interest in full on the next Principal Payment Date after giving effect to the subordination provisions of the senior notes and allocations to any other notes ranking equally with that tranche of notes, monthly payments on the notes to be repaid will thereafter be made on each Principal Payment Date until the outstanding dollar principal amount of the notes plus all accrued, past due and additional interest are paid in full, or the legal maturity date of the notes occurs, whichever is earlier.

No Principal Collections will be allocated to a tranche of notes with a Nominal Liquidation Amount of zero, even if the stated principal amount of that tranche has not been paid in full. However, any funds previously deposited in the applicable principal funding subaccount, interest funding subaccount and Class C reserve subaccount, if applicable, will still be available to pay principal of and interest on that tranche of notes on each Interest Payment Date and/or Principal Payment Date, as applicable, until those amounts have been disbursed. In addition, Finance Charge Collections allocated to the CHASEseries notes, after payment of certain other items, can be applied to reimburse reductions in the Nominal Liquidation Amount of that tranche of notes resulting from reallocations of Available Principal Collections allocable to the subordinated notes to pay interest on senior notes or the portion of the Servicing Fee allocable to the senior notes or from charge-offs for any uncovered CHASEseries Default Amount.

Events of Default

Events of default with respect to the notes include the following:

•	the issuing entity’s failure, for a period of 35 days, to pay interest on any tranche of notes when that interest becomes due and payable;

•	the issuing entity’s failure to pay the stated principal amount of any tranche of notes on their applicable legal maturity date;

•

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 90 days after either the indenture trustee or the holders of 25% of the aggregate outstanding dollar principal amount of the outstanding notes of the affected class or tranche has provided written notice requesting remedy of that default or breach, and, as a result of that default or breach, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 90-day period; and

•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity.

Failure to pay the full stated principal amount of a note on its Scheduled Principal Payment Date will not constitute an event of default. An event of default with respect to a tranche of notes will not necessarily be an event of default with respect to any other series, class or tranche of notes that may be issued. However, other than payment defaults, the events of default are consistent across all tranches and would be triggered at the same time.

It is not an event of default if the issuing entity fails to redeem a note prior to the legal maturity date of that note because it does not have sufficient funds available or because payment of principal of a subordinated note is delayed because it is necessary to provide required subordination for senior notes.

Events of Default Remedies

The occurrence of the event of default involving the bankruptcy or insolvency of the issuing entity results in an automatic acceleration of all of the notes. If other events of default occur and are continuing with respect to any class or tranche of notes, either the indenture trustee or the holders of more than 66 2/3% of the outstanding dollar principal amount of that class or tranche of notes may declare the principal of all those outstanding notes to be immediately due and payable. This declaration of acceleration may generally be rescinded by the holders of more than 66 2/3% of the outstanding dollar principal amount of that class or tranche of notes.

If a class or tranche of notes is accelerated before its legal maturity date, the indenture trustee may at any time thereafter, and at the direction of the holders of more than 66 2/3% of the outstanding dollar principal amount of that class or tranche of notes at any time thereafter will, direct the collateral agent to sell assets as provided herein.

In addition, a sale of assets following an event of default and acceleration of a tranche of subordinated notes may be delayed as described in “Sources of Funds to Pay the Notes—Sale of Assets” if the payment is not permitted by the subordination provisions of the senior notes.

If an event of default occurs relating to the failure to pay principal of or interest on a tranche of notes in full on the legal maturity date, the collateral agent will, at the direction of the indenture trustee, cause the issuing entity to sell it assets, as described in “Sources of Funds to Pay the Notes—Sale of Assets,” provided that no assets will be sold in order to repay a tranche of notes with a Nominal Liquidation Amount equal to zero and no such tranche will receive any proceeds from any such sale.

Upon a sale of assets, the Nominal Liquidation Amount of the applicable tranche of notes will be automatically reduced to zero and thereafter Available Principal Collections and Available Finance Charge

Collections will no longer be allocated to that tranche of notes. Holders of the applicable tranche of notes will receive the proceeds of the sale plus any amounts on deposit in issuing entity bank accounts in each case that are allocable to that tranche of notes in an amount not to exceed the outstanding dollar principal amount of, plus any accrued, past due and additional interest on, that tranche of notes.

Any money or other property collected by the indenture trustee or the collateral agent with respect to a tranche of notes in connection with a sale of assets following an event of default will be applied in the following priority, at the dates fixed by the indenture trustee:

•

first, to pay all compensation and reimbursements owed to the indenture trustee and the collateral agent for services rendered in connection with the indenture and the asset pool one supplement, or indemnification of the indenture trustee and the collateral agent for any and all losses, liabilities or expenses incurred without negligence or bad faith on their part, arising out of or in connection with the performance of their duties and obligations;

•	second, to pay the amounts of principal then due and unpaid plus any accrued but unpaid interest and any additional interest on that tranche of notes;

•	third, to pay any servicing fee owed to the servicer and any other fees or expenses then owing for that tranche of notes; and

•	fourth, any remaining amounts will be paid to the issuing entity.

If a sale of assets does not take place following an acceleration of a tranche of notes, then:

•

The issuing entity will continue to hold the assets, and distributions on the assets will continue to be applied in accordance with the distribution provisions of the indenture, the asset pool one supplement and the CHASEseries indenture supplement.

•

Principal will be paid on the accelerated tranche of notes to the extent funds are received by the issuing entity and available to the accelerated tranche after giving effect to all allocations and reallocations and payment is permitted by the subordination provisions of the senior notes.

•

If the accelerated notes are a tranche of subordinated notes, and the subordination provisions of the senior notes prevent the payment of the accelerated tranche of subordinated notes, prefunding of the senior notes will begin. Afterward, payment will be made to the extent provided in the CHASEseries indenture supplement.

•	On the legal maturity date of the accelerated tranche of notes, if that tranche of notes has not been paid in full, the collateral agent will sell, or cause to be sold, assets.

The holders of more than 66 2/3% of the outstanding dollar principal amount of any accelerated tranche of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee or the collateral agent, or exercising any trust or power conferred on the indenture trustee or on the collateral agent. However, this right may be exercised only if the direction provided by the noteholders does not conflict with applicable law or the indenture or the CHASEseries indenture supplement or have a substantial likelihood of involving the indenture trustee or the collateral agent in personal liability. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on that note on the legal maturity date expressed in that note, provided that payment of principal and interest on any note on the legal maturity date is subject to the payment and allocation provisions of the indenture.

Generally, if an event of default occurs and any notes are accelerated, neither the indenture trustee nor the collateral agent is obligated to exercise any of its rights or powers under the indenture unless the holders of the affected notes offer the indenture trustee or the collateral agent reasonable indemnity. Upon acceleration of the maturity of a tranche of notes following an event of default, the indenture trustee and the collateral agent will have a lien on the collateral for those notes ranking senior to the lien of those notes for their unpaid fees and expenses.

The indenture trustee has agreed, and each noteholder, by accepting a note, will be deemed to have agreed, that they will not at any time institute against the issuing entity or any securitization special purpose entity whose assets consist primarily of credit card receivables arising in revolving credit card accounts owned by JPMorgan Chase Bank or by one of its affiliates, any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Final Payment of the Notes

Noteholders are entitled to payment of principal in an amount equal to the outstanding dollar principal amount of their respective notes. However, Available Principal Collections will be allocated to pay principal on the notes only up to their Nominal Liquidation Amount, which will be reduced for charge-offs for any uncovered CHASEseries Default Amount and reallocations of Available Principal Collections to pay interest on senior notes or the portion of the Servicing Fee allocable to the senior notes. In addition, if a sale of assets occurs, as described in “Sources of Funds to Pay the Notes—Sale of Assets,” the amount of assets sold generally will be limited to the lesser of (i) 105% of the Nominal Liquidation Amount of the applicable tranche of notes or (ii) the sum of (1) the product of (A) the Transferor Percentage, (B) the aggregate outstanding Pool Balance and (C) a fraction, the numerator of which is the CHASEseries Floating Allocation Percentage and the denominator of which is the sum of the CHASEseries Noteholder Percentages for the allocation of Finance Charge Collections for all series of notes backed by asset pool one, and (2) the Nominal Liquidation Amount of the affected tranche. If the Nominal Liquidation Amount of a tranche has been reduced, noteholders of that tranche will receive full payment of principal only to the extent proceeds from the sale of assets are sufficient to pay the full principal amount or amounts have been previously deposited in an issuing entity bank account for that tranche.

On the date of a sale of assets, the proceeds of that sale will be available to pay the outstanding dollar principal amount of, plus any accrued, past due and additional interest on, that tranche.

A tranche of notes will be considered to be paid in full, the holders of that tranche will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

•	the date of the payment in full of the outstanding dollar principal amount of, and all accrued, but unpaid interest and any additional interest on, that tranche;

•

the date on which the outstanding dollar principal amount of that tranche, after giving effect to all deposits, allocations, reallocations, sales of assets and payments to be made on that date, is reduced to zero, and all accrued, past due and additional interest on that tranche is paid in full;

•	the legal maturity date of that tranche, after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on that date; or

•	the date of the payment following the date on which a sale of assets has taken place with respect to that tranche, as described in “Sources of Funds to Pay the Notes—Sale of Assets.”

Issuances of New Series, Classes and Tranches of Notes

Conditions to Issuance

The issuing entity may issue new notes of any tranche only if the conditions of issuance are met or waived as described below. These conditions include:

•

on or prior to the third Business Day before the new issuance is to occur, the issuing entity delivers to the indenture trustee and each applicable Note Rating Agency that has rated any outstanding series, class or tranche of notes notice of the new issuance;

•	on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each applicable Note Rating Agency a certificate to the effect that:

•

the issuing entity reasonably believes that the new issuance will not, at the time of its occurrence, (1) result in the occurrence of an early amortization event or event of default with respect to any series, class or tranche of notes then outstanding, (2) have a material adverse effect on the amount of funds available to be distributed to holders of any series, class or tranche of notes or the timing of those distributions or (3) adversely affect the security interest of the collateral agent;

•

all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the new notes;

•	the form and terms of the new notes have been established in conformity with the provisions of the indenture; and

•	the issuing entity has satisfied any other matters as reasonably requested by the indenture trustee;

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee, an indenture supplement and, if applicable, a terms document relating to the applicable series, class and tranche of notes;

•	in the case of foreign currency notes, the issuing entity has appointed one or more paying agents in the appropriate countries;

•

on or prior to the date that the new issuance is to occur, the issuing entity has obtained written confirmation from each applicable Note Rating Agency that the new issuance will not cause a reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding series, class or tranche of notes; and

•	the required subordination amount condition is satisfied.

If the issuing entity obtains approval from each Note Rating Agency that has rated any outstanding series, class or tranche of notes, then any or all of the conditions described above may be waived or modified.

Notwithstanding the conditions to issuance described above, if so specified in the terms document relating to the issuance of a new tranche of notes, the issuing entity will not be required to obtain written confirmation from each applicable Note Rating Agency that any subsequent new issuance will not cause a reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes if those outstanding notes were issued on or after May 22, 2012.

The issuing entity and the indenture trustee are not required to permit any prior review by or to obtain the consent of any noteholder of any outstanding series, class or tranche of notes to issue any additional notes of any series, class or tranche.

JPMorgan Chase Bank may from time to time, without notice to, or the consent of, the registered holders of a tranche of notes, create and issue further notes equal in rank to the tranche of notes offered by this prospectus in all respects—or in all respects except for the payment of interest accruing prior to the issue date of the further tranche of notes or except for the first payment of interest following the issue date of the further tranche of notes. This is called a “reopening.” When issued, the additional notes of a tranche will equally and ratably be entitled to the benefits of the indenture and the related indenture supplement and terms document applicable to those notes with the other outstanding notes of that tranche without preference, priority or distinction. These further tranches of notes may be consolidated and form a single tranche with the previously issued notes and will have the same terms as to status, redemption or otherwise as the previously issued tranche of notes.

There are no restrictions on the timing or amount of any additional issuance of notes of an outstanding tranche of notes, so long as the conditions described above are met or waived. As of the date of any issuance of additional notes of an outstanding tranche of notes, the stated principal amount, outstanding dollar principal amount and Nominal Liquidation Amount of that tranche will be increased to reflect the principal amount of the additional notes. The targeted deposits, if any, to the principal funding account, the interest funding account and the Class C reserve account will be increased proportionately to reflect the principal amount of the additional notes.

In addition, JPMorgan Chase Bank, Chase Card Funding, or an affiliate may retain any notes upon initial issuance or upon a reopening and may sell them on a subsequent date.

Payments on Notes; Paying Agent

The issuing entity, the indenture trustee, the owner trustee, Chase Card Funding, JPMorgan Chase Bank and any agent of the foregoing will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to the registered holder of that note at the close of business on the record date established for the related Interest Payment Date or Principal Payment Date, as applicable.

The issuing entity has designated the corporate trust office of CTCNA as its paying agent for the notes. The issuing entity will be required to maintain a paying agent in each place of payment for the notes but may at any time designate additional paying agents or rescind the designation of any paying agent.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be repaid to the issuing entity. After funds are repaid to the issuing entity, the holder of that note may look only to the issuing entity for payment of that principal or interest.

Record Date

The record date for payment of the notes will be the last day of the month before the related Interest Payment Date or Principal Payment Date, as applicable.

Addresses for Notices

Notices to noteholders will be given by mail sent to the addresses of those noteholders as they appear in the note register.

List of Noteholders

Three or more holders of notes of any series, class or tranche, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuing entity for purposes of communicating with other noteholders concerning their rights under the indenture or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders. For requests to communicate relating to an investor exercising its rights under the notes, the issuing entity will include certain information in the monthly report on Form 10-D. See “Shelf Registration Eligibility Requirements—Transaction Requirements— Investor Communication.”

Voting

Except for voting related to the asset representations review, any action or vote to be taken by the holders of more than 66 2/3%, or other specified percentage, of any tranche of notes may be adopted by the affirmative vote of the holders of more than 66 2/3%, or the applicable other specified percentage, of the outstanding dollar principal amount of the outstanding class or tranche of notes, as the case may be.

Any action or vote taken by holders of notes in accordance with the indenture will be binding on all holders of the affected notes or the affected class or tranche of notes, as the case may be.

Notes held by the issuing entity, Chase Card Funding, JPMorgan Chase Bank or any affiliate of these entities will not be deemed outstanding for purposes of voting.

For voting procedures relating to the asset representations review, see “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review—Voting Procedure for Asset Representations Review.”

Issuing Entity’s Annual Compliance Statement

The issuing entity is required to furnish annually to the indenture trustee a statement concerning its performance and fulfillment of covenants, agreements or conditions in the indenture as well as the presence or absence of defaults under the indenture.

Indenture Trustee’s Annual Report

The indenture trustee is required to mail each year to all registered noteholders a report concerning:

•	its eligibility and qualifications to continue as trustee under the indenture,

•	any amounts advanced by it under the indenture,

•	the amount, interest rate and maturity date of indebtedness owing by the issuing entity to it and the collateral agent, each in its individual capacity,

•	the property and funds physically held by it as collateral agent,

•	any release or release and substitution of collateral subject to the lien of the asset pool one supplement that has not previously been reported, and

•	any action taken by it or the collateral agent, on behalf of the indenture trustee, that materially affects the notes and that has not previously been reported.

If none of the events specified in the Trust Indenture Act occurred during the previous twelve months, the indenture trustee will be under no obligation to mail an annual report.

Reports

Monthly Reports

Monthly reports containing distribution and pool performance information on the notes and the collateral securing the notes required to be disclosed under Section 15(d) of the Securities Exchange Act of 1934, as modified by Regulation AB, will be filed with the SEC in monthly reports on Form 10-D. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed. Requests from investors to communicate with other investors will also be included in monthly reports on Form 10-D. See “Shelf Registration Eligibility Requirements—Transaction Requirements—Investor Communication.”

Annual Reports

An annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as modified by Regulation AB, will be filed with the SEC on Form 10-K. The annual report filed on Form 10-K will include as exhibits (1) an assessment report of compliance with servicing criteria pursuant to Item 1122(a) and (d) of Regulation AB, (2) an accountant’s attestation report pursuant to Item 1122(b) of Regulation AB and (3) a servicer compliance statement pursuant to Item 1123 of Regulation AB. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See “U.S. Federal Income Tax Considerations.”

Governing Law

The laws of the State of Delaware will govern the notes and the indenture.

Form, Exchange and Registration and Transfer of Notes

The notes will be delivered in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a “book-entry note.” For a description of the special provisions that apply to book-entry notes, see “—Book-Entry Notes.”

A holder of notes may exchange those notes for other notes of the same class and tranche of any authorized denominations and of the same aggregate stated principal amount and tenor.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes and other governmental charges described in the indenture before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity has appointed CTCNA as the note registrar for the notes. The issuing entity also may at any time designate additional transfer agents for the notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for the notes.

Book-Entry Notes

The notes will be delivered in book-entry form. This means that, except under the limited circumstances described in “—Definitive Notes,” purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be deposited with The Depository Trust Company, referred to as “DTC” in this prospectus, and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system—such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC—or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream Banking S.A., referred to in this prospectus as “Clearstream Banking,” or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, referred to in this prospectus as “Euroclear.”

Because DTC will be the only registered owner of the global notes, Clearstream Banking and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

•	the ownership interests of its participants, including the U.S. depositories; and

•	all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

•	the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

•	all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The issuing entity, the indenture trustee, any agent of the indenture trustee, any paying agent and the note registrar will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC’s records or any participant’s records relating to book-entry notes. In addition, after distribution by the issuing entity, the indenture trustee, any agent of the indenture trustee, any paying agent or the note registrar, as applicable, to DTC or its nominee of amounts owed in respect of book-entry notes, the issuing entity, the indenture trustee, any agent of the indenture trustee, any paying agent and the note registrar will not be responsible or liable for payments made or failed to be made by DTC or its nominee in connection therewith.

Unless definitive notes, that is, notes in physical form, are issued to the beneficial owners as described in “—Definitive Notes,” all references to “holders” of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or note registrar may treat DTC as the absolute owner of the notes for all purposes.

Beneficial owners of book-entry notes should realize that the issuing entity will make all distributions of principal and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required by law to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuing entity that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Beneficial owners of book-entry notes should also realize that book-entry notes may be more difficult to pledge because of the lack of a physical note. Beneficial owners may also experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a “banking organization” within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities deposited by its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, referred to in this prospectus as “DTCC.” DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream Banking

As a licensed credit institution in Luxembourg, Clearstream Banking, S.A. is supervised by the Commission de Surveillance du Secteur Financier and must comply with financial, legal, regulatory and statutory reporting banking requirements as specified in the law on the financial sector (as subsequently amended) of 5 April 1993. As a securities settlement system in which the Banque Centrale du Luxembourg (“BCL”) participates, Clearstream Banking is also supervised by BCL and must report according to and comply with rules and recommendations by the BCL (especially relating to systemic risks). Clearstream Banking is a wholly-owned subsidiary of Deutsche Börse AG. Clearstream Banking holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream Banking provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Banking has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream Banking and Euroclear. Over 300,000 domestic and internationally traded bonds, equities and investment funds are currently deposited with Clearstream Banking.

Clearstream Banking’s customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream Banking’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream Banking has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream Banking is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Banking.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./N.V., as the Euroclear operator. The Euroclear operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. The Euroclear operator establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream Banking and Euroclear has been compiled from public sources for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing entity’s paying agent at the office of the paying agent that the issuing entity designates for that purpose.

In the case of principal payments, the global notes must be presented to the paying agent in time for the paying agent to make those payments in immediately available funds in accordance with its normal payment procedures.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants’ respective beneficial interests in the stated principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream Banking will be credited to cash accounts of Clearstream Banking participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event definitive notes are issued, distributions of principal and interest on definitive notes will be made directly to the holders of the definitive notes in whose names the definitive notes were registered at the close of business on the related record date.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the Business Day following a DTC settlement date. The credits to or any other transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream Banking participants on that Business Day. Cash received in Clearstream Banking or Euroclear as a result of sales of notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the Business Day following settlement in DTC.

Although DTC, Clearstream Banking and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for definitive notes in physical form registered in their name only if:

•	DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered “clearing agency” and the issuing entity is unable to find a qualified replacement for DTC;

•	the issuing entity, in its sole discretion, elects to replace any series, class or tranche, or portion thereof, of book-entry notes held through DTC with definitive notes; or

•

any event of default has occurred with respect to those book-entry notes and beneficial owners evidencing not less than 50% of the unpaid outstanding dollar principal amount of the notes of that series, class or tranche advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that definitive notes are available. The appropriate global note will then be exchangeable in whole for definitive notes in registered form of like tenor and of an equal aggregate stated principal amount, in specified denominations. Definitive notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the note registrar. DTC may base its written instruction upon directions it receives from its participants. Afterward, the holders of the definitive notes will be recognized as the “holders” of the notes under the indenture.

Replacement of Notes

The issuing entity will replace at the expense of the holder (1) any mutilated note upon surrender of that note to the indenture trustee and (2) any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss or theft of those notes satisfactory to the issuing entity and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuing entity and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuing entity before a replacement note will be issued.

Amendments to the Indenture, the Asset Pool One Supplement and Indenture Supplements

No material changes may be made to the indenture, the asset pool one supplement or any indenture supplement without the consent of noteholders as discussed below. However, the asset pool one supplement or any indenture supplement may be amended without the consent of any noteholders, but with prior notice to each Note Rating Agency, upon delivery by the issuing entity to the indenture trustee and the collateral agent of:

•

an officer’s certificate stating that the issuing entity reasonably believes that amendment will not (1) and is not reasonably expected to result in the occurrence of an early amortization event or event of default for any series, class or tranche of notes, (2) have a material adverse effect on the interest of the holders of any series, class or tranche of notes, or (3) adversely affect the security interest of the collateral agent in the collateral securing any series, class or tranche of notes,

•	except for amendments described in the first two bullet points in the next section below, an opinion of counsel as described in “—Tax Opinions for Amendments,” and

•

except for amendments listed in the bullet points below, confirmation in writing from each Note Rating Agency that has rated any outstanding series, class or tranche of notes that such Note Rating Agency will not withdraw or downgrade its then-current ratings on any outstanding series, class or tranche of notes as a result of the proposed amendment.

The types of amendments of the indenture, the asset pool one supplement or any indenture supplement, that, subject to the conditions described above, do not require the consent of any noteholders, include, but are not limited to:

•	to cure any ambiguity or mistake or to correct or supplement any provision in the indenture which may be inconsistent with any other provision;

•

to establish any form of note and to provide for the issuance of any series, class or tranche of notes and to establish the terms of the notes or to add to the rights of the holders of any series, class or tranche of notes;

•	to evidence the succession of another entity to the issuing entity, and the assumption by the successor of the covenants of the issuing entity in the indenture and the notes;

•

to add to the covenants of the issuing entity, or have the issuing entity surrender any of its rights or powers under the indenture, for the benefit of the holders of any or all series, classes or tranches of notes;

•	to add to the indenture certain provisions expressly permitted by the Trust Indenture Act, as amended;

•

to provide for the acceptance of a successor indenture trustee under the indenture with respect to one or more series, classes or tranches of notes and add to or change any of the provisions of the indenture as necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

•

to provide for acceptance of a successor collateral agent under the asset pool one supplement and to add to or change any of the provisions of the asset pool one supplement as necessary to provide for or facilitate the administration of the trusts under the asset pool one supplement by more than one collateral agent;

•	to add any additional early amortization events or events of default with respect to the notes of any or all series, classes or tranches;

•

if the transferor under the transfer and servicing agreement or any pooling and servicing agreement is replaced, or one or more additional beneficiaries under the trust agreement are added or removed, to make any necessary changes to the indenture or any other related document;

•	to provide for additional or alternative credit enhancement for any tranche of notes;

•	to comply with any regulatory, accounting or tax law; or

•	to qualify for sale treatment under generally accepted accounting principles in effect prior to November 15, 2009.

In addition, the indenture allows for an amendment to the Regulation AB Item 1122 servicing criteria identified as applicable in the annual assessment of compliance by the indenture trustee without the consent of any noteholders or written confirmation from each Note Rating Agency that has rated any outstanding series, class or tranche of notes that the proposed amendment will not result in the withdrawal or downgrade of its then-current ratings on any outstanding series, class or tranche of notes.

By purchasing an interest in any note each noteholder will be deemed to have consented to amendments to the indenture or any indenture supplement to satisfy conditions for sale accounting treatment that were in place prior to November 15, 2009 for credit card receivables in the issuing entity, which could include amendments providing for the transfer of credit card receivables and the Transferor Amount to a newly formed bankruptcy remote special purpose entity that would then transfer the credit card receivables to the issuing entity. Promptly following the execution of any amendment to the indenture and the applicable indenture supplement, the indenture trustee will furnish written notice of the substance of that amendment to each noteholder.

The issuing entity and the indenture trustee may modify and amend the indenture, the asset pool one supplement or any indenture supplement, for reasons other than those stated in the prior paragraphs in this section, upon (1) prior notice to each Note Rating Agency, (2) the consent of the holders of more than 66 2/3% of the aggregate outstanding dollar principal amount of each series, class or tranche of notes affected by that modification or amendment and (3) the delivery of an opinion of counsel as described in “—Tax Opinions for Amendments.” However, the prior consent of 100% of the adversely affected noteholders of each outstanding series, class or tranche of notes is required for any amendment that would result in:

•	a change in any date scheduled for the payment of interest on any note, the Scheduled Principal Payment Date or legal maturity date of any note;

•

a reduction of the stated principal amount of, or interest rate on, any note, or a change in the method of computing the outstanding dollar principal amount, the Adjusted Outstanding Dollar Principal Amount, or the Nominal Liquidation Amount in a manner that is adverse to any noteholder;

•	an impairment of the right to institute suit for the enforcement of any payment on any note;

•	a reduction of the percentage in outstanding dollar principal amount of notes of any series, class or tranche required for any waiver or consent under the indenture;

•	a modification of any provision requiring the noteholder to consent to an amendment of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent;

•	permission being given to create any lien or other encumbrance on the collateral ranking senior to the lien in favor of the holders of any tranche of notes;

•	a change in any place of payment where any principal of, or interest on, any note is payable;

•	a change in the method of computing the amount of principal of, or interest on, any note on any date; or

•	any other amendment other than those explicitly permitted by the indenture without the consent of noteholders.

[For the avoidance of doubt, however, any amendment resulting from a determination, decision or election made pursuant to the provisions set forth in the related terms document with respect to (i) a Benchmark Transition Event, (ii) a Benchmark Replacement or (iii) any Benchmark Replacement Conforming Changes shall be deemed effective without requiring the consent of the affected noteholders.]

The holders of more than 66 2/3% of the outstanding dollar principal amount of the notes of a series, class or tranche may waive, on behalf of the holders of all the notes of that series, class or tranche, compliance by the issuing entity with specified restrictive provisions of the indenture or the indenture supplement.

The holders of more than 66 2/3% of the outstanding dollar principal amount of the notes of an affected series, class or tranche may, on behalf of all holders of notes of that series, class or tranche, waive any past default under the indenture or the indenture supplement with respect to notes of that series, class or tranche. However, the consent of the holders of all outstanding notes of a series, class or tranche is required to waive any past default in the payment of principal of, or interest on, any note of that series, class or tranche or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series, class or tranche.

[Notwithstanding anything under this heading to the contrary, to the extent permitted by Trust Indenture Act of 1939, as amended, the related terms document may be amended by the issuing entity without the consent of the indenture trustee, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the indenture or in any other transaction document solely in connection with any Benchmark Replacement Conforming Changes; provided, that the issuing entity (or the servicer on its behalf) has delivered notice of such amendment to each NRSRO hired to rate the offered notes, the indenture trustee and the owner trustee on or prior to the date such amendment is executed; provided, further, that any such Benchmark Replacement Conforming Changes shall not affect the owner trustee’s or indenture trustee’s rights, indemnities or obligations without the owner trustee’s or indenture trustee’s consent, respectively. For the avoidance of doubt, any Benchmark Replacement Conforming Changes in any amendment to the related terms document may be retroactive (including retroactive to the Benchmark Replacement Date) and the related terms document may be amended more than once in connection with any Benchmark Replacement Conforming Changes.]

Tax Opinions for Amendments

No amendment to the indenture, the asset pool one supplement or any indenture supplement to be made without the consent of noteholders—other than an amendment made to cure an ambiguity or correct an inconsistency, to establish any form of note and to provide for the issuance of any series, class or tranche of notes and to establish the terms of the notes or to add to the rights of the holders of any series, class or tranche of notes, as described in “—Amendments to the Indenture, the Asset Pool One Supplement and Indenture Supplements”— and no amendment to the trust agreement will be effective unless the issuing entity has delivered to the indenture trustee, the owner trustee, the collateral agent and the Note Rating Agencies an Issuing Entity Tax Opinion.

Limited Recourse to the Issuing Entity; Security for the Notes

The issuing entity has a single pool of assets, primarily credit card receivables, that are pledged to secure all of the outstanding notes. Each tranche of notes is secured by a security interest in the assets in the issuing entity that are allocated to it as described, with respect to the offered notes, in “Summary—Limited Recourse to the Issuing Entity; Security for the Offered Notes,” including the collection account and the excess funding account. Therefore, only a portion of the collections allocated to the issuing entity and amounts on deposit in the collection account and the excess funding account are available to the notes. The notes are entitled only to their allocable share of Finance Charge Collections, Principal Collections, amounts on deposit in the collection account and the excess funding account and proceeds of the sale of assets. Holders of notes will generally have no recourse to any other assets of the issuing entity—other than Shared Excess Available Finance Charge Collections—or any other person or entity for the payment of principal of or interest on the notes.

Each tranche of notes is secured by a security interest in the applicable principal funding subaccount, the applicable interest funding subaccount, in the case of a tranche of Class C notes, the applicable Class C reserve subaccount and any other applicable supplemental account.

SOURCES OF FUNDS TO PAY THE NOTES

General

The assets in the issuing entity currently include credit card receivables arising in revolving credit card accounts owned by JPMorgan Chase Bank that JPMorgan Chase Bank has designated to be transferred, through Chase Card Funding, to the issuing entity and funds on deposit in the issuing entity bank accounts.

For a description of the credit card receivables included in the issuing entity, see “JPMorgan Chase Bank’s Credit Card Portfolio—Composition of Issuing Entity Receivables.”

The composition of the issuing entity’s assets will likely change over time due to:

•	JPMorgan Chase Bank’s ability to designate additional revolving credit card accounts to have their credit card receivables transferred to the issuing entity through Chase Card Funding; and

•

changes in the composition of the credit card receivables in the issuing entity as new credit card receivables are created, existing credit card receivables are paid off or charged-off, additional revolving credit card accounts are designated to have their credit card receivables included in the issuing entity and revolving credit card accounts are designated to have their credit card receivables removed from the issuing entity;

All newly generated credit card receivables arising in revolving credit card accounts that have been designated to the issuing entity for inclusion in asset pool one will be transferred to the issuing entity and designated for inclusion in asset pool one, which will result in changes in the composition of the issuing entity.

Payments on a class or tranche of notes will be funded by the following amounts:

•	that class or tranche’s allocable share of the collections received on the assets included in the issuing entity; and

•	Shared Excess Available Principal Collections from any other series of notes.

In addition, Shared Excess Available Finance Charge Collections from any other series of notes in Shared Excess Available Finance Charge Collections Group A may be available to the notes to make required payments.

As indicated above, the composition of the issuing entity is expected to change over time, and additional credit card receivables may be designated for inclusion in the issuing entity in the future. The pertinent characteristics of the credit card receivables included in the issuing entity are described under “JPMorgan Chase Bank’s Credit Card Portfolio.”

Transferor Amount

The interest in the issuing entity not securing any series, class or tranche of notes issued by the issuing entity is the Transferor Amount. The Transferor Amount, which may be held either in an uncertificated form or evidenced by a Transferor Certificate, will be held by Chase Card Funding or an affiliate. The Transferor Certificate or an interest in the Transferor Amount may be transferred by the holder in whole or in part to an affiliate upon (1) delivery of an Issuing Entity Tax Opinion and (2) receipt of written confirmation from each Note Rating Agency that has rated any outstanding notes that the transfer will not result in the reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes. In addition, prior to any transfer of the Transferor Certificate or an interest in the Transferor Amount, (x) the new transferor must agree to assume all of the covenants and obligations of the transferor under the transfer and servicing agreement and (y) any additional conditions to the transfer of a beneficial interest as provided in the trust agreement must have been satisfied.

For any month, the Transferor Amount is equal to the Pool Balance for that month minus the aggregate Nominal Liquidation Amount of all series, classes and tranches of notes as of the close of business as of the last day of that month. The Transferor Amount will fluctuate due to changes in the amount of principal receivables included in the issuing entity, the aggregate Nominal Liquidation Amount of all notes and the amount on deposit in the excess funding account. The Transferor Amount will generally increase if there are reductions in the Nominal Liquidation Amount of a series, class or tranche of notes due to payments of principal on that series, class or tranche or a deposit to the principal funding account or applicable principal funding subaccount with respect to that series, class or tranche. The Transferor Amount will generally decrease as a result of the issuance of a new series, class or tranche of notes, assuming that there is not a corresponding increase in the principal amount of the assets included in the issuing entity. The Transferor Amount does not provide credit enhancement to the notes and will not provide credit enhancement to any series, class or tranche of notes that may be issued by the issuing entity.

Required Transferor Amount

The issuing entity has a requirement to maintain a Required Transferor Amount. The Required Transferor Amount for any month will equal the product of the Required Transferor Amount Percentage and the amount of principal receivables included in the issuing entity as of the close of business on the last day of that month. The Required Transferor Amount Percentage is currently 5%.

The servicer may designate a different Required Transferor Amount Percentage but prior to reducing the percentage, the servicer must provide the following to the indenture trustee and the collateral agent:

•

written confirmation from each Note Rating Agency that has rated any outstanding notes that the change will not result in the reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes; and

•	an Issuing Entity Tax Opinion.

If, for any month, the Transferor Amount is less than the Required Transferor Amount, Chase Card Funding, as transferor, will be required to designate additional credit card receivables for inclusion in the issuing entity as described in “—Addition of Assets.” When Chase Card Funding’s obligation to the issuing entity is triggered, JPMorgan Chase Bank will be required to designate additional credit card accounts from which receivables would be transferred to Chase Card Funding.

If JPMorgan Chase Bank is unable to either designate additional credit card accounts from which receivables would be transferred or Chase Card Funding fails to transfer the credit card receivables in the additional credit card accounts conveyed to it by JPMorgan Chase Bank, an early amortization event will occur with respect to the notes.

Minimum Pool Balance

In addition to the Required Transferor Amount requirement, the issuing entity has a Minimum Pool Balance requirement.

The “Pool Balance” for any month is comprised of (1) the amount of principal credit card receivables in the issuing entity at the end of the month plus (2) the amount on deposit in the excess funding account at the end of the month.

The “Minimum Pool Balance” for any month will generally be an amount equal to the sum of (1) for all notes in their revolving period, the sum of the Nominal Liquidation Amounts of those notes as of the close of business on the last day of that month and (2) for all notes in their amortization period, the sum of the Nominal Liquidation Amounts of those notes as of the close of business on the last day of the most recent revolving period for each of those notes, excluding any notes which will be paid in full on the applicable payment date for those notes in the following month and any notes which will have a Nominal Liquidation Amount of zero on the applicable payment date for those notes in the following month.

If, for any month, the pool balance is less than the minimum pool balance, Chase Card Funding will be required to transfer additional credit card receivables as described in “—Addition of Assets.” When Chase Card Funding’s obligation to the issuing entity is triggered, JPMorgan Chase Bank will be required to designate additional credit card accounts from which receivables would be transferred to Chase Card Funding.

If JPMorgan Chase Bank is unable to either designate additional credit card accounts from which receivables would be transferred or Chase Card Funding fails to transfer the credit card receivables in the additional credit card accounts conveyed to it by JPMorgan Chase Bank, an early amortization event will occur with respect to the notes. See “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account

With respect to each month, if (1) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount or (2) the Pool Balance is, or as a result of a payment would become, less than the Minimum Pool Balance, the collateral agent will, at the direction of the servicer, allocate Principal Collections that would otherwise have been paid to the holder of the Transferor Certificate to the excess funding account in an amount equal to the greater of the amount by which the Transferor Amount would be less than the Required Transferor Amount and the amount by which the Pool Balance would be less than the Minimum Pool Balance, each determined with respect to the related month.

Amounts on deposit in the excess funding account will be treated as Shared Excess Available Principal Collections and, to the extent required, allocated to each series of notes in accordance with the applicable indenture supplement. Any remaining amounts on deposit in the excess funding account in excess of the amount required to be treated as Shared Excess Available Principal Collections for a month will be released to the holder of the Transferor Certificate in accordance with the related indenture supplement to the extent that after the release (1) the Transferor Amount is equal to or greater than the Required Transferor Amount and (2)  the Pool Balance is equal to or greater than the Minimum Pool Balance.

Addition of Assets

JPMorgan Chase Bank and Chase Card Funding will have the right, from time to time, to designate additional revolving credit card accounts to have their credit card receivables transferred to the issuing entity. You are not entitled to receive prior notice from JPMorgan Chase Bank or Chase Card Funding of any such designation of credit card accounts to the issuing entity. JPMorgan Chase Bank and Chase Card Funding will be required to designate for transfer additional revolving credit card accounts, if on any Determination Date, (1) the Transferor Amount is less than the Required Transferor Amount for the prior month, or (2) the Pool Balance is less than the Minimum Pool Balance for the prior month. If JPMorgan Chase Bank fails to maintain certain short-term credit ratings as described in the transfer and servicing agreement, the Transferor Amount and the Pool Balance will be determined on a daily basis in accordance with a method to be determined by the servicer, subject to receipt of written confirmation from each Note Rating Agency that has rated any outstanding notes that the method of determination will not result in the withdrawal or downgrade of its then-current rating of any outstanding notes.

Each additional revolving credit card account must be an Issuing Entity Eligible Account at the time of its transfer. However, credit card receivables arising in additional revolving credit card accounts, if any, may not be of the same credit quality as the credit card receivables arising in revolving credit card accounts already included in the issuing entity. Additional revolving credit card accounts may have been originated by JPMorgan Chase Bank or an affiliate using credit criteria different from those which were applied to the revolving credit card accounts already included in the issuing entity or may have been acquired by JPMorgan Chase Bank from a third-party financial institution which may have used different credit criteria from those applied to the revolving credit card accounts already included in the issuing entity.

The transfer by Chase Card Funding to the issuing entity of credit card receivables arising in additional revolving credit card accounts, with respect to the first bullet point below, is subject to the following conditions, among others:

•

Chase Card Funding must give written notice to the owner trustee, the indenture trustee, the servicer, the collateral agent and each Note Rating Agency that has rated any outstanding series, class or tranche of notes, unless the notice requirement is waived, that the additional revolving credit card accounts will be included in the Trust Portfolio;

•

Chase Card Funding will have delivered to the collateral agent and the servicer a written assignment for the additional revolving credit card accounts and Chase Card Funding will have delivered to the collateral agent a true and complete list of the additional revolving credit card accounts in the form of a computer file, microfiche list, CD-ROM or such other form as is agreed upon between JPMorgan Chase Bank and the collateral agent;

•	JPMorgan Chase Bank, as servicer, will represent and warrant that (x) each additional revolving credit card account is an Issuing Entity Eligible Account and (y) JPMorgan Chase Bank is not insolvent;

•

the acquisition by the issuing entity of the credit card receivables arising in the additional revolving credit card accounts will not, in the reasonable belief of JPMorgan Chase Bank, (1) result in the occurrence of an early amortization event or event of default with respect to any series, class or tranche of notes then outstanding, (2) have a material adverse effect on the amount of funds available to be distributed to holders of any series, class or tranche of notes or the timing of those distributions or (3) adversely affect the security interest of the collateral agent;

•

the assignment to the issuing entity of the credit card receivables arising in the additional revolving credit card accounts is (1) a valid sale, transfer and assignment to the issuing entity of all right, title and interest in the credit card receivables or (2) a grant of a “security interest” (as defined in the UCC) in the credit card receivables to the issuing entity;

•

if, with respect to any three-month period, the aggregate number of additional revolving credit card accounts designated to have their credit card receivables included in the issuing entity equals or exceeds 15%—or with respect to any twelve-month period, 20%—of the aggregate number of revolving credit card accounts designated for inclusion in the Trust Portfolio as of the first day of that period, the collateral agent will have received notice that no Note Rating Agency will withdraw or downgrade its then-current ratings on any outstanding series, class or tranche of notes as a result of the addition;

•

Chase Card Funding and the issuing entity will have delivered to the owner trustee, and the issuing entity will have delivered to the collateral agent, an officer’s certificate confirming the items described above; and

•

Chase Card Funding will have delivered to the indenture trustee, with a copy to each Note Rating Agency that has rated any outstanding notes, an opinion of counsel stating that the provisions of the written assignment are effective to create, in favor of the collateral agent, a valid security interest in all of JPMorgan Chase Bank’s right, title and interest in and to that portion of the additional revolving credit card accounts.

Removal of Assets

Chase Card Funding may, but will not be obligated to, designate certain credit card accounts and the credit card receivables in those credit card accounts for removal from the assets of the issuing entity. You are not entitled to receive prior notice from JPMorgan Chase Bank of any removal of credit card accounts from the Trust Portfolio.

Chase Card Funding will be permitted to designate for removal from the issuing entity and require reassignment to it, of credit card receivables arising under revolving credit card accounts only upon satisfaction of the following conditions:

•

the removal of any credit card receivables arising in any removed revolving credit card accounts will not, in the reasonable belief of Chase Card Funding, (1) result in the occurrence of an early amortization event or event of default with respect to any series, class or tranche of notes then outstanding, (2) have a material adverse effect on the amount of funds available to be distributed to holders of any series, class or tranche of notes or the timing of those distributions or (3) adversely affect the security interest of the collateral agent, or cause the Transferor Amount to be less than the Required Transferor Amount or the Pool Balance to be less than the Minimum Pool Balance for the month in which the removal occurs;

•

Chase Card Funding will have delivered to the issuing entity and the issuing entity will have delivered to the collateral agent, a written assignment for execution and Chase Card Funding shall have delivered, within 5 Business Days after the removal date, or as otherwise agreed upon between Chase Card Funding and the collateral agent, a true and complete list, in the form of a computer file, microfiche list, CD-ROM or such other form as is agreed upon between Chase Card Funding and the owner trustee, of all removed accounts designated by the written assignment identified by account number and the aggregate amount of credit card receivables outstanding in each removed account;

•

JPMorgan Chase Bank, as servicer, will represent and warrant that (1) a random selection procedure was used by the servicer in selecting the removed revolving credit card accounts and only one removal of randomly selected revolving credit card accounts will occur in the then-current month, (2) the removed revolving credit card accounts arose pursuant to an affinity, private-label, agent-bank, co-branding or other arrangement with a third party that has been cancelled by that third party or has expired without renewal and which by its terms permits the third party to repurchase the revolving credit card accounts subject to that arrangement upon that cancellation or non-renewal and the third party has exercised that repurchase right or (3) the removed revolving credit card accounts were selected using another method that will not preclude transfers from satisfying the conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods before November 15, 2009;

•

on or prior to the removal date, if the removed revolving credit card accounts were selected as specified in clause (3) of the preceding bullet point, Chase Card Funding will have received confirmation from each Note Rating Agency that has rated any outstanding series, class or tranche of notes that the proposed removal will not result in a withdrawal or downgrade of its then-current ratings for any outstanding series, class or tranche of notes; and

•	Chase Card Funding and the issuing entity will have delivered to the owner trustee and the collateral agent officer’s certificates confirming the items set forth above.

Discount Receivables

With 30 days’ prior written notice to the servicer, the collateral agent, the owner trustee, the indenture trustee and each Note Rating Agency that has rated any outstanding notes, and without notice to or consent from the noteholders, Chase Card Funding may exercise a discount option by designating a percentage (referred to as the “yield factor”), which may be a fixed percentage or a variable percentage based on a formula, of the amount of principal receivables arising in credit card accounts designated for inclusion in the issuing entity to be treated after the designation, or for the period specified, as finance charge receivables. The discount option will take effect at the time specified in the notice unless, in the reasonable belief of Chase Card Funding, it would cause an early amortization event or event of default with respect to any series, class or tranche of notes. After the discount option takes effect, the product of the yield factor and newly-generated principal receivables (or receivables generated during the specified period) will be treated as finance charge receivables and referred to as discount receivables, and in processing collections of principal receivables, the product of the yield factor and collections of newly-generated principal receivables (or receivables generated during the specified period) will be treated as Finance Charge Collections. Chase Card Funding may, from time to time, increase, reduce or eliminate the yield factor, without notice to or consent from the noteholders. Currently, the discount option is not in effect and the yield factor is zero percent.

Issuing Entity Bank Accounts

The issuing entity has established a collection account for the purpose of receiving amounts collected on the credit card receivables designated for inclusion in the issuing entity and amounts collected on the other assets in the issuing entity.

The issuing entity has also established an excess funding account for the purpose of depositing Principal Collections that would otherwise be paid to Chase Card Funding, as holder of the Transferor Certificate, at a time when payments of those Principal Collections to Chase Card Funding would cause the Transferor Amount to be less than the Required Transferor Amount or the Pool Balance to be less than the Minimum Pool Balance.

With respect to the CHASEseries of notes, the issuing entity has also established a principal funding account and an interest funding account for the benefit of the CHASEseries noteholders, which will have subaccounts for each tranche of notes, and a Class C reserve account solely for the benefit of the Class C noteholders, which will have subaccounts for each tranche of Class C notes.

The issuing entity may direct the indenture trustee to cause the collateral agent to establish and maintain in the name of the collateral agent additional supplemental accounts for any series, class or tranche of notes for the benefit of the indenture trustee, the collateral agent and the related noteholders.

The supplemental accounts described in this section are also referred to as issuing entity bank accounts. Amounts maintained in issuing entity bank accounts may only be invested in CHAIT Permitted Investments.

Each month, collections allocated to the Issuing Entity Receivables and any other assets in the issuing entity will first be deposited into the collection account, and then will be allocated among each series of notes secured by the assets in the issuing entity and Chase Card Funding, as holder of the Transferor Certificate. Amounts on deposit in the collection account for the benefit of the holders of the notes will then be allocated to the applicable principal funding account, interest funding account, Class C reserve account and any other supplemental account for each class of notes for the purposes described in “Deposit and Application of Funds in the Issuing Entity.”

Funds on deposit in the principal funding account and the interest funding account will be used to make payments of principal of and interest on the notes when those payments are due. Payments of interest and principal will be due in the month when the funds are deposited into the accounts, or in later months. If interest on a tranche of notes is not scheduled to be paid every month, the issuing entity will deposit accrued interest amounts funded from Available Finance Charge Collections into the interest funding subaccount for that tranche to be held until the interest is due. See “Deposit and Application of Funds in the Issuing Entity—Targeted Deposits of Available Finance Charge Collections to the Interest Funding Account.”

If the funds on deposit in the principal funding subaccount with respect to a tranche of notes are less than the interest payable on the portion of the outstanding dollar principal amount of that tranche, Segregated Finance

Charge Collections will be allocated to the notes up to the amount of the shortfall and treated as Available Finance Charge Collections to be applied as described in “Deposit and Application of Funds in the Issuing Entity—Available Finance Charge Collections” and “Deposit and Application of Funds in the Issuing Entity—Segregated Finance Charge Collections.”

Because the indenture trustee is not a deposit-taking institution, any cash credited to accounts that the indenture trustee is required to maintain is held by Wells Fargo Bank. See “The Indenture Trustee and Collateral Agent—General.”

JPMorgan Chase Bank and Transferor Representations and Warranties

Reassignment of Collateral

Prior to January 20, 2016, Chase USA, as transferor, has made and since January 20, 2016, Chase Card Funding, as transferor, has made and will make certain representations and warranties to the issuing entity to the effect that, among other things, as of each date of issuance of a tranche of notes:

•

the transferor is an entity duly organized, validly existing and in good standing and has the authority to perform its obligations under the transfer and servicing agreement and the receivables purchase agreement;

•	the execution and delivery of the transfer and servicing agreement and the receivables purchase agreement have been duly authorized by the transferor;

•

the execution and delivery of the transfer and servicing agreement and the receivables purchase agreement will not conflict with or result in a breach of any of the material terms of or constitute a material default under any instrument to which the transferor is a party or by which its properties are bound;

•

as of each date that (1) a new credit card receivable is transferred to the issuing entity and (2) additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity, the transfer and servicing agreement, the receivables purchase agreement and any related written assignment each constitutes a legal, valid and binding obligation of the transferor subject to certain insolvency-related exceptions;

•

as of each date of issuance of a series, class or tranche of notes, the transfer and servicing agreement and the receivables purchase agreement each constitutes a legal, valid and binding obligation of the transferor subject to certain insolvency-related exceptions; and

•

as of each date a new credit card receivable is transferred to the issuing entity and each date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity, the transferor has caused or will have caused within ten days, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in such property granted to the issuing entity and upon the filing of all such appropriate financing statements, the issuing entity shall have a first priority perfected security or ownership interest in such property and proceeds.

JPMorgan Chase Bank or Chase USA as its predecessor has made representations and warranties parallel to those described above to Chase Card Funding pursuant to the receivables purchase agreement. The rights under the transfer and servicing agreement and the receivables purchase agreement with respect to the credit card receivables, including the rights and remedies related to the representations and warranties, are pledged to the noteholders under the indenture and the asset pool one supplement.

If a breach of any representation and warranty described in this section occurs which has a material adverse effect on any related credit card receivable, then any of the owner trustee, the indenture trustee, the applicable collateral agent or the holders of notes evidencing more than 66 2/3% of the aggregate unpaid principal amount of all outstanding notes, by notice then given to the transferor, the administrator and the servicer (and to the owner trustee, the indenture trustee and the applicable collateral agent, if given by the noteholders), may direct the transferor to accept a reassignment of all receivables—unless such breach and any material adverse effect caused by such breach is cured within 60 days of such notice (or within such longer period as may be specified in such notice).

Chase Card Funding has the obligation to accept reassignments of receivables transferred to the issuing entity. JPMorgan Chase Bank will be obligated to accept reassignments from Chase Card Funding of receivables subject to equivalent conditions.

Transfer of Ineligible Receivables

Removal After Cure Period

Prior to January 20, 2016, Chase USA, as transferor, made and since January 20, 2016, Chase Card Funding, as transferor, has made and will make certain representations and warranties to the issuing entity to the effect that, among other things:

•

as of each date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity, the information on the scheduled list of credit card accounts incorporated in the transfer and servicing agreement describing those credit card accounts that are designated to the issuing entity is accurate in all material respects;

•

as of each date a new credit card receivable is transferred to the issuing entity and each date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity, all authorizations, consents, orders or approvals or registrations or declarations have been obtained, effected or given by the transferor in connection with the transfer of the credit card receivables;

•

as of each date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity and each date of issuance of a series, class or tranche of notes, the transfer and servicing agreement and the receivables purchase agreement each constitutes a valid sale, transfer and assignment to the issuing entity of all right, title and interest of the transferor in and to any credit card receivables existing on that addition date or thereafter created or a valid and perfected security interest that is prior to all other liens (other than any lien for municipal or local taxes if those taxes are due and payable or if the transferor is contesting the validity of those taxes and has set aside adequate reserves), in any credit card receivables existing on that addition date or thereafter created;

•

as of each date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity and each date of issuance of a series, class or tranche of notes, other than the security interest granted to the issuing entity pursuant to the transfer and servicing agreement or any other security interest that has been terminated, the transferor has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the relevant credit card receivables;

•

as of the date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity, each related additional revolving credit card account is an Issuing Entity Eligible Account and no selection procedure believed to be materially adverse to the interest of the holders of notes has been used in selecting those credit card accounts designated to have their credit card receivables transferred to the issuing entity; and

•

as of the date additional revolving credit card accounts are designated to have their credit card receivables transferred to the issuing entity or the date of the creation of each new credit card receivable transferred to the issuing entity by the transferor, as applicable, the receivable is an Issuing Entity Eligible Receivable and, as of these dates and each date of issuance of a series, class or tranche of notes, each receivable constitutes an “account” within the meaning of the applicable UCC.

If a breach of any representation and warranty described in this “—Removal After Cure Period” section occurs which has a material and adverse effect on any related credit card receivable such that as a result of the breach the receivable is charged off as uncollectible, the issuing entity’s rights in, to or under such receivable or its proceeds are impaired or the proceeds of such receivable are not available for any reason to the issuing entity free and clear of any lien, then—unless cured within 60 days, or a longer period, not in excess of 120 days, as may be agreed to by the indenture trustee, the collateral agent and the servicer, after the earlier to occur of the discovery of the breach by the transferor or receipt by the transferor of written notice of the breach, referred to in this prospectus as a “Repurchase Notice,” given by the owner trustee, the indenture trustee, the collateral agent or the servicer—the transferor will accept reassignment of the Ineligible Receivable, as applicable.

JPMorgan Chase Bank will make representations and warranties parallel to those described above to Chase Card Funding pursuant to the receivables purchase agreement. The rights under the transfer and servicing agreement and the receivables purchase agreement with respect to the credit card receivables, including the rights and remedies related to the representations and warranties, are pledged to the noteholders under the indenture and the asset pool one supplement.

Chase Card Funding, as transferor, has the obligation to accept reassignments of receivables transferred to the issuing entity and JPMorgan Chase Bank will be obligated to accept reassignments from Chase Card Funding of receivables subject to equivalent conditions, in each case under the circumstances described below.

Removal Without Cure Period

If:

•

(1) (a) there is a breach of the representation and warranty that the transferor owns and has good and marketable title to that a credit card receivable and that credit card receivable will be transferred to the issuing entity by the transferor free and clear of any lien (other than any lien for municipal or local taxes if those taxes are due and payable or if the transferor is contesting the validity of those taxes and has set aside adequate reserves), claim or encumbrance by any person and in compliance with all requirements of law or (b) a credit card receivable is not an Issuing Entity Eligible Receivable, and (2) any of the following three conditions is met:

•

as a result of that breach or event, that credit card receivable is charged off as uncollectible or the issuing entity’s rights in, to or under that credit card receivable or its proceeds are impaired or the proceeds of that credit card receivable are not available for any reason to the issuing entity free and clear of any lien; or

•

a lien upon that credit card receivable arises in favor of the United States of America or any state or any agency or instrumentality thereof and involves taxes or liens arising under Title IV of the Employee Retirement Income Security Act of 1974, as amended, referred to in this prospectus as “ERISA,” or has been consented to by the transferor; or

•

with respect to that credit card receivable, except in connection with the enforcement or collection of an account, the transferor has taken an action that causes that credit card receivable to be deemed to be an “instrument” as defined in the UCC;

then, upon the earlier to occur of the discovery of the breach or event by the transferor or the servicer or receipt by the transferor of written notice of the breach or event given by the indenture trustee, the collateral agent or the owner trustee, the transferor will accept reassignment of that credit card receivable.

Procedures for Removal

The transferor will accept reassignment of each Ineligible Receivable by directing the servicer to (1) deduct the principal balance of each Ineligible Receivable from the Pool Balance and (2) decrease the Transferor Amount by the principal balance of the Ineligible Receivable.

If the exclusion of an Ineligible Receivable from the calculation of the Transferor Amount would cause the Transferor Amount to be reduced below the Required Transferor Amount or the Pool Balance to be reduced below the Minimum Pool Balance or would otherwise not be permitted by law, the transferor that conveyed the Ineligible Receivable will immediately, but in no event later than 10 Business Days after that event, make a deposit in the excess funding account in immediately available funds in an amount equal to the amount by which the Transferor Amount would be reduced below the Required Transferor Amount or the Pool Balance would be reduced below the Minimum Pool Balance.

See “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review” and “Shelf Registration Eligibility Requirements—Transaction Requirements—Dispute Resolution Provision” for information on the rights of noteholders to engage a third party asset representations reviewer to conduct a review of compliance with representations and warranties in accordance with the procedures set forth in the asset representations review agreement after the occurrence of a Delinquency Trigger Breach and the voting requirements have been satisfied.

Sale of Assets

Assets may be sold upon an event of default and acceleration with respect to a tranche of notes and will be sold on the legal maturity date of a tranche of notes so long as the conditions described in “The Notes—Events of Default” and “The Notes—Events of Default Remedies” are satisfied, and with respect to subordinated notes, only to the extent that payment is permitted by the subordination provisions of the senior notes. None of the transferor, any affiliate of the transferor, including JPMorgan Chase Bank, or any agent of the transferor will be permitted to purchase assets if a sale occurs or to participate in any vote with respect to that sale.

A sale will take place at the option of the indenture trustee or at the direction of the holders of more than 66 2/3% of the outstanding dollar principal amount of notes of that tranche. However, a sale will only be permitted if at least one of the following conditions is met:

•	the holders of more than 90% of the aggregate outstanding dollar principal amount of the accelerated tranche of notes consent;

•	the net proceeds of that sale, plus amounts on deposit in the applicable subaccounts would be sufficient to pay all amounts due on the accelerated tranche of notes; or

•

if the indenture trustee determines that the funds to be allocated to the accelerated tranche of notes including Available Finance Charge Collections and Available Principal Collections allocated to the accelerated tranche of notes and amounts on deposit in the applicable subaccounts may not be sufficient to make payments on the accelerated tranche of notes when due and the holders of more than 66 2/3% of the outstanding dollar principal amount of the accelerated tranche of notes consent to the sale.

Any sale of assets for a tranche of subordinated notes may be delayed for that tranche but not beyond the legal maturity date for that tranche of subordinated notes if the subordination provisions prevent payment of the accelerated tranche. Such sale will be delayed until (1) a sufficient amount of the senior notes are prefunded, (2) enough senior notes are repaid, or (3) a sufficient amount of new subordinated notes have been issued, and the tranche of subordinated notes that is to be accelerated is no longer needed to provide the required subordination for the senior notes. After a sale of assets is directed with respect to a tranche of senior notes, that tranche will no longer be entitled to subordination from subordinated notes.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, after giving effect to any adjustments, deposits and distributions to be made on that date, a sale of assets will be conducted by the collateral agent, at the direction of the indenture trustee, on that date regardless of the subordination requirements of any senior notes. Proceeds from the sale and amounts on deposit in issuing entity bank accounts related to that tranche will be immediately paid to the noteholders of that tranche.

In connection with any sale of assets for notes that have been accelerated or have reached their legal maturity date, the principal amount of assets sold will, in the aggregate, not exceed 105% of the Nominal Liquidation Amount of the accelerated notes, and in no event more than an amount of assets equal to the sum of:

•	the product of:

•	the Transferor Percentage;

•	the aggregate outstanding Pool Balance; and

•

a fraction, the numerator of which is the CHASEseries Floating Allocation Percentage and the denominator of which is the sum of the CHASEseries Noteholder Percentages for the allocation of Finance Charge Collections; and

•	the Nominal Liquidation Amount of the affected tranche of notes.

The Nominal Liquidation Amount of any tranche of notes will be automatically reduced to zero upon the occurrence of the sale. After the sale, Available Principal Collections and Available Finance Charge Collections will no longer be allocated to that tranche. If a tranche of senior notes directs a sale of assets, then after the sale that tranche will no longer be entitled to credit enhancement from subordinated notes. Tranches of notes that have directed sales of assets are not considered outstanding under the indenture.

After giving effect to a sale of assets for a tranche of notes, the amount of proceeds on deposit in a principal funding account or subaccount may be less than the outstanding dollar principal amount of that tranche. This deficiency can arise because of a Nominal Liquidation Amount Deficit or if the sale price for the assets was less than the outstanding dollar principal amount and accrued, past due and additional interest of that tranche. These types of deficiencies will not be reimbursed unless, in the case of Class C notes, there are sufficient amounts on deposit in the related Class C reserve subaccount.

Any amount remaining on deposit in the interest funding subaccount for a tranche of notes that has received final payment as described in “The Notes—Final Payment of the Notes” and that has caused a sale of assets will be treated as Available Finance Charge Collections and be allocated as described in “Deposit and Application of Funds in the Issuing Entity—Application of Available Finance Charge Collections.”

DEPOSIT AND APPLICATION OF FUNDS IN THE ISSUING ENTITY

The asset pool one supplement specifies how Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee will be allocated among the outstanding series of notes and the Transferor Certificate. The CHASEseries indenture supplement specifies how Available Finance Charge Collections, which are Finance Charge Collections allocated to the notes plus other amounts treated as Available Finance Charge Collections, and Available Principal Collections, which are Principal Collections allocated to the notes plus other amounts treated as Available Principal Collections, will be deposited into the issuing entity bank accounts established for the notes to provide for the payment of principal of and interest on the notes as payments become due. The following sections summarize those provisions.

For a detailed description of the percentage used by the collateral agent, at the direction of the servicer, in allocating Finance Charge Collections, the Default Amount and the Receivables Servicing Fee to the notes, see the definition of “CHASEseries Floating Allocation Percentage” in the “Glossary of Defined Terms.” For a detailed description of the percentage used by the collateral agent, at the direction of the servicer, in allocating Principal Collections to the notes, see the definition of “CHASEseries Principal Allocation Percentage” in the “Glossary of Defined Terms.”

Deposit and Application of Funds

The servicer will allocate Finance Charge Collections, Principal Collections, the Default Amount and the Receivables Servicing Fee. The collateral agent will, at the direction of the servicer, allocate to the notes the product of:

•	the CHASEseries Noteholder Percentage and

•	the amount of Finance Charge Collections plus the amount of investment earnings on amounts on deposit in the collection account and the excess funding account.

The collateral agent will also, at the direction of the servicer, allocate to the notes:

•	the product of (1) the applicable CHASEseries Noteholder Percentage and (2) the amount of Principal Collections,

•	the product of (1) the applicable CHASEseries Noteholder Percentage and (2) the Default Amount, and

•	the product of (1) the applicable CHASEseries Noteholder Percentage and (2) the Receivables Servicing Fee.

The CHASEseries Noteholder Percentage means, for any month, (1) with respect to Finance Charge Collections, the Default Amount and the Receivables Servicing Fee, the CHASEseries Floating Allocation Percentage, and (2) with respect to Principal Collections, the CHASEseries Principal Allocation Percentage.

If Principal Collections allocated to the notes for any month are less than the targeted monthly principal payment or deposit for the notes, and any other series of notes has excess Principal Collections and any other amounts available to be treated as Principal Collections remaining after the application of its allocation as described above, then the amount of excess from each series of notes will be applied to cover the principal shortfalls of each other series of notes, to the extent of any shortfall in a monthly principal payment, pro rata based on the aggregate principal shortfalls for each series.

Upon a sale of assets, or interests therein, following an event of default and acceleration, or on the applicable legal maturity date for a tranche of notes, the portion of the Nominal Liquidation Amount related to that tranche of notes will be reduced to zero and thereafter that tranche of notes will no longer receive any allocations of Finance Charge Collections or Principal Collections from the issuing entity or be allocated a portion of the Default Amount or the Receivables Servicing Fee. For a discussion on how assets are selected for sale if multiple assets exist, see “Sources of Funds to Pay the Notes—Sale of Assets.”

The servicer will allocate to the holder of the Transferor Certificate, the Transferor Percentage of Finance Charge Collections and investment earnings on amounts on deposit in the collection account and the excess funding account, Principal Collections, the Default Amount and the Receivables Servicing Fee. However, if the Transferor Amount is, or as a result of the allocation would become, less than the Required Transferor Amount or the Pool Balance is, or as a result of the payment would become, less than the Minimum Pool Balance, the amount of Principal Collections allocated to the holder of the Transferor Certificate will be deposited in the excess funding account. Finance Charge Collections initially allocated to the holder of the Transferor Certificate will be applied to cover certain shortfalls in the amount of investment earnings on investments of funds in certain issuing entity bank accounts, such as the principal funding subaccount, for the benefit of noteholders to the extent specified herein.

Available Finance Charge Collections

Available Finance Charge Collections consist of the following amounts:

•	The notes’ share of Finance Charge Collections. See “—Deposit and Application of Funds.”

•	Investment earnings on amounts on deposit in the principal funding account and the interest funding account of the notes.

•	Segregated Finance Charge Collections allocated to the notes to cover earning shortfalls on funds on deposit in the principal funding account.

•

Any Shared Excess Available Finance Charge Collections from other series in Shared Excess Available Finance Charge Collections Group A allocated to the notes. See “—Shared Excess Available Finance Charge Collections.”

•	Any amounts to be treated as Available Finance Charge Collections pursuant to any terms document.

After a sale of assets as described in “Sources of Funds to Pay the Notes—Sale of Assets,” any amount on deposit in the interest funding subaccount for the related class or tranche of notes remaining after payment to that class or tranche will be treated as Available Finance Charge Collections for the benefit of other classes or tranches of notes and that class or tranche will not be entitled to any Available Finance Charge Collections.

Application of Available Finance Charge Collections

Each month, the indenture trustee, at the direction of the servicer, will apply Available Finance Charge Collections for the prior month as follows:

•

first, on the applicable Note Transfer Date for each tranche of notes, to make the targeted deposits to the interest funding account to fund the payment of interest on the notes as described in “—Allocation to Interest Funding Subaccounts”;

•	second, on the First Note Transfer Date, to pay the Servicing Fee for the prior month, plus any previously due and unpaid Servicing Fee;

•	third, on the First Note Transfer Date, to be treated as Available Principal Collections in an amount equal to the CHASEseries Default Amount for the prior month;

•	fourth, on the First Note Transfer Date, to be treated as Available Principal Collections in an amount equal to the aggregate Nominal Liquidation Amount Deficit, if any, of the notes;

•	fifth, on the applicable Note Transfer Date for each tranche of Class C notes, to make the targeted deposit to the Class C reserve account, if any;

•	sixth, on the applicable Note Transfer Date, to make any other payments or deposits required for any tranche of notes;

•	seventh, on the First Note Transfer Date, to be treated as Shared Excess Available Finance Charge Collections;

•

eighth, to be applied as Unapplied Excess Finance Charge Collections from Shared Excess Available Finance Charge Collections Group A as described in “—Unapplied Excess Finance Charge Collections and Unapplied Master Trust Level Excess Finance Charge Collections”; and

•	ninth, on the First Note Transfer Date, to Chase Card Funding, as transferor.

See “Summary—Available Finance Charge Collections and Application” for a diagram of the priority of payments described above.

Targeted Deposits of Available Finance Charge Collections to the Interest Funding Account

The aggregate deposit targeted to be made each month to the interest funding account will be equal to the sum of the interest funding account deposits targeted to be made for that month for each tranche of notes. The interest funding account deposit targeted for any month will also include any shortfall in the targeted deposit from any prior month which has not been previously deposited.

•

Interest Payments. The deposit targeted for any tranche of outstanding interest bearing notes for any month, to be deposited on the applicable Note Transfer Date, will be equal to the amount of interest accrued on the outstanding dollar principal amount of that tranche during the period from and including the Monthly Interest Accrual Date in that month—or in the case of the first Monthly Interest Accrual Date, from and including the date of issuance of that tranche—to but excluding the Monthly Interest Accrual Date in the following month.

•

Specified Deposits. If the terms document relating to any tranche of notes provides for deposits in addition to or different from the deposits described above to be made to the interest funding subaccount for that tranche, the deposits targeted for that tranche for any month will be the specified amounts.

•

Additional Interest. Unless otherwise specified in the terms document relating to any tranche of notes, the deposit targeted for any tranche of notes for any month that has accrued and overdue interest for that month will include the interest accrued on the overdue interest during the period from and including the Monthly Interest Accrual Date in that month to but excluding the Monthly Interest Accrual Date in the following month.

Each deposit to the interest funding account for each month will be made on the applicable Note Transfer Date for that tranche of notes in the following month. A tranche of notes may be entitled to more than one of the preceding deposits, plus deposits from other sources.

A class or tranche of notes for which assets have been sold by JPMorgan Chase Bank as described in “Sources of Funds to Pay the Notes—Sale of Assets” will not be entitled to receive any of the above deposits to be made from Available Finance Charge Collections after the sale has occurred.

Allocation to Interest Funding Subaccounts

The aggregate amount on deposit in the interest funding account will be allocated, and a portion deposited in the interest funding subaccount established for each tranche of notes on each applicable Note Transfer Date, as follows:

•

Available Finance Charge Collections are at least equal to or greater than targeted amounts. If Available Finance Charge Collections are at least equal to or greater than the sum of the deposits targeted for each tranche of notes as described above, then that targeted amount will be deposited in the interest funding subaccount established for each tranche of notes on the applicable Note Transfer Date.

•

Available Finance Charge Collections are less than targeted amounts. If Available Finance Charge Collections are less than the sum of the deposits targeted for each tranche of notes as described above, then Available Finance Charge Collections will be allocated as follows:

•	first, to cover the deposits with respect to and payments to the Class A notes, pro rata,

•	second, to cover the deposits with respect to and payments to the Class B notes, pro rata, and

•	third, to cover the deposits with respect to and payments to the Class C notes, pro rata.

In each case, Available Finance Charge Collections allocated to a class of notes will be allocated to each tranche of notes within that class pro rata based on the ratio of:

•	the aggregate amount of the deposits and payments targeted with respect to that tranche, to

•	the aggregate amount of the deposits and payments targeted with respect to all tranches of notes in that class.

Allocations of Reductions from Charge-Offs

On each First Note Transfer Date when there is a charge-off for an uncovered CHASEseries Default Amount for the prior month, that reduction will be allocated, and reallocated, on that date to each tranche of notes as described below.

Initially, the amount of the charge-off will be allocated to each tranche of outstanding notes pro rata based on the ratio of the Nominal Liquidation Amount used for that tranche in the calculation of the CHASEseries Floating Allocation Percentage for the prior month to the aggregate Nominal Liquidation Amount used in the calculation of the CHASEseries Floating Allocation Percentage for that month.

Immediately afterwards, the amount of charge-offs allocated to the Class A notes and Class B notes will be reallocated to the Class C notes as described below, and the amount of charge-offs allocated to the Class A notes and not reallocated to the Class C notes because of the limits described below will be reallocated to the Class B notes as described below. In addition, charge-offs initially allocated to the Class B notes and charge-offs allocated to the Class A notes which are reallocated to Class B notes because of Class C usage limitations can be reallocated to Class C notes if permitted as described below. Any amount of charge-offs which cannot be reallocated to subordinated notes as a result of the limits described below will reduce the Nominal Liquidation Amount of the tranche of notes to which it was initially allocated.

For each tranche of notes, the Nominal Liquidation Amount of that tranche will be reduced by an amount equal to the charge-offs which are allocated or reallocated to that tranche less the amount of charge-offs that are reallocated from that tranche to subordinated notes.

Limitations on Reallocations of Charge-Offs to a Tranche of Class C Notes from Tranches of Class A Notes and Class B Notes

No reallocations of charge-offs from a tranche of Class A notes to Class C notes may cause that tranche’s Class A Usage of Class C Required Subordinated Amount to exceed that tranche’s Class A required subordinated amount of Class C notes.

No reallocations of charge-offs from a tranche of Class B notes to Class C notes may cause that tranche’s Class B Usage of Class C Required Subordinated Amount to exceed that tranche’s Class B required subordinated amount of Class C notes.

The amount permitted to be reallocated to tranches of Class C notes will be applied to each tranche of Class C notes pro rata based on the ratio of the Nominal Liquidation Amount used for that tranche of Class C notes in the calculation of the CHASEseries Floating Allocation Percentage for the prior month to the Nominal Liquidation Amount of all Class C notes used in the calculation of the CHASEseries Floating Allocation Percentage for the prior month.

No reallocation will reduce the Nominal Liquidation Amount of any tranche of Class C notes below zero.

Limitations on Reallocations of Charge-Offs to a Tranche of Class B Notes from Tranches of Class A Notes

No reallocations of charge-offs from a tranche of Class A notes to Class B notes may cause that tranche’s Class A Usage of Class B Required Subordinated Amount to exceed that tranche’s Class A required subordinated amount of Class B notes.

The amount permitted to be reallocated to tranches of Class B notes will be applied to each tranche of Class B notes pro rata based on the ratio of the Nominal Liquidation Amount used for that tranche of Class B notes in the calculation of the CHASEseries Floating Allocation Percentage for the prior month to the Nominal Liquidation Amount of all Class B notes used in the calculation of the CHASEseries Floating Allocation Percentage for the prior month.

No reallocation will reduce the Nominal Liquidation Amount of any tranche of Class B notes below zero.

Allocations of Reimbursements of Nominal Liquidation Amount Deficits

If there are Available Finance Charge Collections available to reimburse any Nominal Liquidation Amount Deficits on any First Note Transfer Date, those funds will be allocated as follows:

•	first, to the Class A notes;

•	second, to the Class B notes; and

•	third, to the Class C notes.

In each case, Available Finance Charge Collections allocated to a class will be allocated to each tranche of notes within that class pro rata based on the ratio of:

•	the Nominal Liquidation Amount Deficit of that tranche, to

•	the aggregate Nominal Liquidation Amount Deficit of all tranches of that class.

In no event will the Nominal Liquidation Amount of a tranche of notes be increased above the Adjusted Outstanding Dollar Principal Amount of that tranche.

Application of Available Principal Collections

Each month, the indenture trustee, at the direction of the servicer, will apply Available Principal Collections for the prior month as follows:

•

first, if after giving effect to deposits to be made on each applicable Note Transfer Date, Available Finance Charge Collections for the prior month are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class A notes on that applicable Note Transfer Date, then Available Principal Collections for the prior month, in an amount not to exceed the Principal Collections, plus certain other amounts, allocable to the Class B notes and Class C notes for that month, will be allocated, to the extent available, to the interest funding subaccount of each tranche of Class A notes pro rata based on, for each tranche of Class A notes, the lesser of:

•	the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of that tranche of Class A notes, and

•

an amount equal to the sum of the Class A Unused Subordinated Amount of Class C notes plus the Class A Unused Subordinated Amount of Class B notes, in each case, for that tranche of Class A notes, determined after giving effect to the allocation of charge-offs for any uncovered CHASEseries Default Amount on the First Note Transfer Date;

•

second, if after giving effect to deposits to be made on each applicable Note Transfer Date, Available Finance Charge Collections are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class B notes on that applicable Note Transfer Date, then Available Principal Collections for the prior month, in an amount not to exceed the Principal Collections plus certain other amounts, allocable to the Class B notes and Class C notes for that month, minus the aggregate amount of Available Principal Collections, reallocated as described in the preceding paragraph, will be allocated, to the extent available, to the interest funding subaccount of each such tranche of Class B notes pro rata based on, for each tranche of Class B notes, the lesser of:

•	the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of that tranche of Class B notes, and

•

an amount equal to the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes, determined after giving effect to the allocation of charge-offs for any uncovered CHASEseries Default Amount on the First Note Transfer Date and the reallocation of Available Principal Collections as described in the first paragraph above;

•

third, if after giving effect to deposits to be made on the First Note Transfer Date, Available Finance Charge Collections for the prior month are insufficient to pay the portion of the Servicing Fee allocable to the Class A notes for that month, plus any previously due and the unpaid Servicing Fee allocable to the Class A notes, then Available Principal Collections for the prior month, in an amount not to exceed the Principal Collections, plus certain other amounts, allocable to the Class B notes and Class C notes for that month, minus the aggregate amount of Available Principal Collections reallocated as described in the preceding paragraphs, will be paid to the servicer in an amount equal to, and allocated to each tranche of Class A notes pro rata based on, for each tranche of Class A notes, the lesser of:

•

the amount of the deficiency allocated to that tranche of Class A notes pro rata based on the ratio of the Nominal Liquidation Amount used for that tranche in the calculation of the CHASEseries Floating Allocation Percentage for the prior month to the aggregate Nominal Liquidation Amount used in the calculation of the CHASEseries Floating Allocation Percentage for that month, and

•

an amount equal to the sum of the Class A Unused Subordinated Amount of Class C notes plus the Class A Unused Subordinated Amount of Class B notes, in each case, for that tranche of Class A notes, determined after giving effect to the allocation of charge-offs for any uncovered CHASEseries Default Amount on that First Note Transfer Date and the reallocation of Available Principal Collections as described in the preceding paragraphs;

•

fourth, if after giving effect to deposits to be made on the First Note Transfer Date, Available Finance Charge Collections for the prior month are insufficient to pay the portion of the Servicing Fee allocable to the Class B notes for that month, plus any previously due and unpaid Servicing Fee allocable to the Class B notes, then Available Principal Collections, plus certain other amounts, for the prior month, in an amount not to exceed the Principal Collections allocable to the Class B notes and Class C notes for that month, minus the aggregate amount of Available Principal Collections reallocated as described in the preceding paragraphs, will be paid to the servicer in an amount equal to, and allocated to each tranche of Class B notes pro rata based on, for each tranche of Class B notes, the lesser of:

•

the amount of the deficiency allocated to that tranche of Class B notes pro rata based on the ratio of the Nominal Liquidation Amount used for that tranche in the calculation of the CHASEseries Floating Allocation Percentage for the prior month to the aggregate Nominal Liquidation Amount used in the calculation of the CHASEseries Floating Allocation Percentage for that month, and

•

an amount equal to the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes, determined after giving effect to the allocation of charge-offs for any uncovered CHASEseries Default Amount on that First Note Transfer Date and the reallocation of Available Principal Collections as described in the preceding paragraphs;

•

fifth, on the applicable Note Transfer Dates, to make the targeted deposits to the principal funding subaccounts of all tranches of notes as described in “—Targeted Deposits of Available Principal Collections to the Principal Funding Account”;

•	sixth, on the applicable Note Transfer Date, to be treated as Shared Excess Available Principal Collections for the benefit of all other series;

•

seventh, to be deposited in the excess funding account until the Transferor Amount for the prior monthly period equals or exceeds the Required Transferor Amount for the prior monthly period and the Pool Balance for such prior monthly period equals or exceeds the Minimum Pool Balance for such prior monthly period; and

•	eighth, to be paid to Chase Card Funding, as the transferor.

A tranche of notes for which assets have been sold as described in “Sources of Funds to Pay the Notes— Sale of Assets,” will not be entitled to receive any further allocations of Available Finance Charge Collections, Available Principal Collections or any other assets of the issuing entity. See “Summary—Application of Available Principal Collections” for a diagram of the priority of payments described above.

Reductions to the Nominal Liquidation Amount of Subordinated CHASEseries Notes from Reallocations of Available Principal Collections

Each reallocation of Available Principal Collections deposited to the interest funding subaccount of a tranche of Class A notes described in the first paragraph of “—Application of Available Principal Collections” will reduce the Nominal Liquidation Amount of the Class C notes. However, the aggregate amount of that reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes.

Each reallocation of Available Principal Collections deposited to the interest funding subaccount of a tranche of Class A notes described in the first paragraph of “—Application of Available Principal Collections” which does not reduce the Nominal Liquidation Amount of Class C notes pursuant to the preceding paragraph will reduce the Nominal Liquidation Amount of the Class B notes. However, the amount of that reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes and those reductions in the Nominal Liquidation Amount of the Class B notes may be reallocated to the Class C notes if permitted as described below.

Each reallocation of Available Principal Collections deposited to the interest funding subaccount of a tranche of Class B notes described in the second paragraph of “—Application of Available Principal Collections” will reduce the Nominal Liquidation Amount—determined after giving effect to the preceding paragraphs—of the Class C notes. However, the amount of that reduction for each such tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes.

Each reallocation of Available Principal Collections paid to the servicer described in the third paragraph of “—Application of Available Principal Collections” will reduce the Nominal Liquidation Amount—determined after giving effect to the preceding paragraphs—of the Class C notes. However, the amount of that reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes—determined after giving effect to the preceding paragraphs.

Each reallocation of Available Principal Collections paid to the servicer described in the third paragraph of “—Application of Available Principal Collections” which does not reduce the Nominal Liquidation Amount of the Class C notes as described above will reduce the Nominal Liquidation Amount—determined after giving effect to the preceding paragraphs—of the Class B notes. However, the amount of that reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes—determined after giving effect to the preceding paragraphs—and that reduction in the Nominal Liquidation Amount of the Class B notes may be reallocated to the Class C notes if permitted as described below.

Each reallocation of Available Principal Collections paid to the servicer described in the fourth paragraph of “—Application of Available Principal Collections” will reduce the Nominal Liquidation Amount— determined after giving effect to the preceding paragraphs—of the Class C notes. However, the amount of that reduction for each such tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes.

Subject to the following paragraph, each reallocation of Available Principal Collections which reduces the Nominal Liquidation Amount of Class B notes as described above will reduce the Nominal Liquidation Amount of each tranche of the Class B notes pro rata based on the ratio of the Nominal Liquidation Amount for that tranche of Class B notes used in the CHASEseries Floating Allocation Percentage for the prior month to the Nominal Liquidation Amount for all Class B notes used in the CHASEseries Floating Allocation Percentage for the prior month.

Each reallocation of Available Principal Collections which reduces the Nominal Liquidation Amount of Class B notes as described in the preceding paragraph may be reallocated to the Class C notes and that reallocation will reduce the Nominal Liquidation Amount of the Class C notes. However, the amount of that reduction for each tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes.

Each reallocation of Available Principal Collections which reduces the Nominal Liquidation Amount of Class C notes as described above will reduce the Nominal Liquidation Amount of each tranche of the Class C notes pro rata based on the ratio of the Nominal Liquidation Amount for that tranche of Class C notes used in the CHASEseries Floating Allocation Percentage for the prior month to the Nominal Liquidation Amount for all Class C notes used in the CHASEseries Floating Allocation Percentage for the prior month.

None of these reallocations will reduce the Nominal Liquidation Amount of any tranche of Class B notes or Class C notes below zero.

For each tranche of notes, the Nominal Liquidation Amount of that tranche will be reduced by the amount of reductions which are allocated or reallocated to that tranche less the amount of reductions which are reallocated from that tranche to subordinated notes.

Limit on Allocations of Available Principal Collections and Available Finance Charge Collections to Tranches of Notes

Each tranche of notes is allocated Available Principal Collections and Available Finance Charge Collections based solely on its Nominal Liquidation Amount. Accordingly, if the Nominal Liquidation Amount of any tranche of notes has been reduced due to reallocations of Available Principal Collections to cover payments of interest on senior notes or the portion of the Servicing Fee allocable to senior notes or due to charge-offs for any uncovered CHASEseries Default Amount, that tranche will not be allocated Available Principal Collections or Available Finance Charge Collections to the extent of these reductions. However, any funds in the applicable principal funding subaccount, any funds in the applicable interest funding subaccount and in the case of Class C notes, any funds in the applicable Class C reserve account, will still be available to pay principal of and interest on that tranche. If the Nominal Liquidation Amount of a tranche of notes has been reduced due to reallocations of Available Principal Collections to pay interest on senior notes or the portion of the Servicing Fee allocable to senior notes, or due to charge-offs for any uncovered CHASEseries Default Amount, it is possible for that tranche’s Nominal Liquidation Amount to be increased by allocations of Available Finance Charge Collections to that tranche. However, there are no assurances that there will be any Available Finance Charge Collections available for these allocations.

Targeted Deposits of Available Principal Collections to the Principal Funding Account

With respect to any month, the amount targeted to be deposited into the principal funding subaccount for any tranche of notes on the applicable Note Transfer Date will be the sum of the amounts listed below and any deposits targeted in prior months for which the full targeted deposit was not made. A tranche of notes may be entitled to more than one of the following deposits with respect to a particular month, which deposit will be made on the applicable Note Transfer Date in the following month:

•

Principal Payment Date. For the month before any principal payment date of a tranche of notes, the deposit targeted for that tranche will be equal to the Nominal Liquidation Amount of that tranche, determined immediately before giving effect to that deposit but after giving effect to charge-offs for any uncovered CHASEseries Default Amount allocated to that tranche and any reductions of the Nominal Liquidation Amount as a result of reallocations of Available Principal Collections allocated to that tranche or increases of the Nominal Liquidation Amount of that tranche as a result of reimbursement of a Nominal Liquidation Amount Deficit from Available Finance Charge Collections allocated to that tranche to be made on the First Note Transfer Date in the following month.

•

Budgeted Deposits. Beginning with the twelfth month before the scheduled principal payment date of a tranche of notes, the deposit targeted to be made into the principal funding subaccount for a tranche of notes for each month will be one-twelfth of the expected outstanding dollar principal amount of that tranche as of its scheduled principal payment date.

The issuing entity may postpone the date of the commencement of the targeted deposits under the previous bullet point as described in “The Notes—Revolving Period.”

•

Prefunding of the Principal Funding Account of Senior Notes. If, on any date on which principal is payable or to be deposited into a principal funding subaccount with respect to any tranche of Class C notes, that payment of or deposit with respect to all or part of that tranche of Class C notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes or Class B notes, the targeted deposit amount for the Class A notes and Class B notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes and Class B notes that would have to cease to be outstanding in order to permit the payment of or deposit with respect to that tranche of Class C notes.

If on any date on which principal is payable or to be deposited into a principal funding subaccount with respect to any tranche of Class B notes that payment of or deposit with respect to all or part of that tranche of Class B notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes, the targeted deposit amount for the Class A notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes that would have to cease to be outstanding in order to permit the deposit with respect to or the payment of that tranche of Class B notes.

Prefunding of the principal funding subaccounts of tranches of senior notes will continue until:

•	sufficient senior notes are repaid so that the subordinated notes which are payable are no longer necessary to provide the required subordination for the outstanding senior notes;

•	new subordinated notes are issued so that the subordinated notes which are payable are no longer necessary to provide the required subordination for the outstanding senior notes; or

•

the principal funding subaccounts of the senior notes are prefunded to an appropriate level so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes.

For purposes of calculating the prefunding requirements, the required subordinated amount of a tranche of senior notes will be calculated based on the Adjusted Outstanding Dollar Principal Amount on that date as described in “The Notes—Required Subordinated Amount.”

If any tranche of senior notes becomes payable as a result of an early amortization event, event of default or optional or mandatory redemption, or upon reaching its scheduled principal payment date, any prefunded amounts on deposit in the principal funding subaccount of that tranche will be paid to noteholders of that tranche and deposits to pay the notes will continue as necessary to pay amounts payable with respect to that tranche.

When the prefunded amounts for any tranche of Class A notes or Class B notes are no longer necessary, they will be first, withdrawn from the applicable principal funding subaccount and first allocated among and deposited to the principal funding subaccounts of other tranches of notes as necessary, second, deposited in the excess funding account until the Transferor Amount for the prior month equals or exceeds the Required Transferor Amount for the prior month and the Pool Balance for the prior month equals or exceeds the Minimum Pool Balance for the prior month, and third, paid to the transferor in respect of the month in which the withdrawal occurs. The Nominal Liquidation Amount of the prefunded tranche will be increased by those amounts withdrawn from the applicable principal funding subaccount.

•

Event of Default, Early Amortization Event or Other Optional or Mandatory Redemption. If any tranche of notes has been accelerated after the occurrence of an event of default, or an early amortization event or optional or mandatory redemption has occurred with respect to any tranche of notes, the deposit targeted for that tranche with respect to that month and each following month will be equal to the Nominal Liquidation Amount of that tranche, determined immediately before giving effect to that deposit but after giving effect to charge-offs for any uncovered CHASEseries Default Amount allocated to that tranche and any reductions of the Nominal Liquidation Amount as a result of reallocations of Available Principal Collections allocated to that tranche or increase in the Nominal Liquidation Amount of that tranche as a result of reimbursement of a Nominal Liquidation Amount Deficit from Available Finance Charge Collections allocated to that tranche to be made on the First Note Transfer Date in the following month.

Allocation to Principal Funding Subaccounts

Available Principal Collections, after reallocation to cover Available Finance Charge Collections shortfalls, if any, will be allocated each month, and a portion deposited in the principal funding subaccount established for each tranche of notes on each applicable Note Transfer Date, as follows:

•

Available Principal Collections Are at least Equal to Targeted Amounts. If Available Principal Collections remaining after giving effect to items one through four described in “—Application of Available Principal Collections” are at least equal to the sum of the deposits targeted for each tranche of notes, then the applicable targeted amount will be deposited in the principal funding subaccount established for each tranche.

•

Available Principal Collections Are Less Than Targeted Amounts. If Available Principal Collections remaining after giving effect to items one through four described in “—Application of Available Principal Collections” are less than the sum of the deposits targeted for each tranche of notes, then Available Principal Collections will be deposited in the principal funding subaccounts in the following priority:

•	first, the amount available will be allocated to the Class A notes;

•	second, the amount available after the application above will be allocated to the Class B notes; and

•	third, the amount available after the applications above will be allocated to the Class C notes.

In each case, Available Principal Collections allocated to a class will be allocated to each tranche of notes within that class pro rata based on the ratio of:

•	the amount targeted to be deposited into the principal funding subaccount for the applicable tranche of that class, to

•	the aggregate amount targeted to be deposited into the principal funding subaccount for all tranches of that class.

If the restrictions described in “—Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayment of all Tranches” prevent the deposit of Available Principal Collections into the principal funding subaccount of any subordinated notes, the aggregate amount of

Available Principal Collections available to make the targeted deposit for that tranche will be allocated first to the Class A notes and then to the Class B notes, in each case pro rata based on the dollar amount of subordinated notes required to be outstanding for each tranche of senior notes. See “—Targeted Deposits of Available Principal Collections to the Principal Funding Account.”

Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayment of all Tranches

Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes

No Available Principal Collections will be deposited in the principal funding subaccount of any tranche of Class B notes unless, following that deposit, the available subordinated amount of Class B notes is at least equal to the aggregate Class A Unused Subordinated Amount of Class B notes for all outstanding Class A notes. For this purpose, the available subordinated amount of Class B notes is equal to the aggregate Nominal Liquidation Amount of all other Class B notes which will be outstanding after giving effect to any reductions in the Nominal Liquidation Amount of all such outstanding Class B notes occurring in that month.

No Available Principal Collections will be deposited in the principal funding subaccount of any tranche of Class C notes unless, following that deposit:

•	the available subordinated amount of Class C notes is at least equal to the aggregate Class A Unused Subordinated Amount of Class C notes for all outstanding Class A notes; and

•	the available subordinated amount of Class C notes is at least equal to the aggregate Class B Unused Subordinated Amount of Class C notes for all outstanding Class B notes.

For this purpose, the available subordinated amount of Class C notes is equal to the aggregate Nominal Liquidation Amount of all other Class C notes which will be outstanding after giving effect to any reductions in the Nominal Liquidation Amount of all such outstanding Class C notes occurring in that month.

Available Principal Collections will be deposited in the principal funding subaccount of a subordinated note on a Note Transfer Date if and only to the extent the deposit is not contrary to any of the preceding three paragraphs and the prefunding target amount for each senior note is zero or the prefunding target amount has been funded to the extent necessary for that Note Transfer Date.

Limit on Repayment of all Tranches

No amount on deposit in a principal funding subaccount of any tranche of notes, or with respect to the Class C notes only, if applicable, a Class C reserve subaccount of any such tranche, will be applied to pay principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche or, in the case of foreign currency notes, any other amount that may be specified in the related terms document for that tranche.

Deposits of Withdrawals from the Class C Reserve Account to the Principal Funding Account

Withdrawals from any Class C reserve subaccount will be deposited into the principal funding subaccount for the applicable tranche of Class C notes to the extent required pursuant to the CHASEseries indenture supplement.

Withdrawals from Interest Funding Subaccounts

After giving effect to all deposits of funds to the interest funding account in a month, the following withdrawals from the applicable interest funding subaccount will be made to the extent funds are available in the applicable interest funding subaccount. A tranche of notes may be entitled to more than one withdrawal in a particular month:

•

Withdrawals for U.S. Dollar Notes. On each applicable interest payment date for each tranche of U.S. dollar notes, an amount equal to interest due on the applicable tranche of notes on the applicable interest payment date, including any overdue interest payments and additional interest on overdue interest payments with respect to prior interest payment dates, will be withdrawn from the applicable interest funding subaccount and paid to the applicable paying agent.

If the aggregate amount available for withdrawal from an interest funding subaccount of any tranche of notes in a month is less than all withdrawals required to be made from that subaccount for that tranche in that month after giving effect to all deposits, then the amount on deposit in that interest funding subaccount will be withdrawn and, if payable to more than one person, applied pro rata based on the amounts of the withdrawals required to be made. After payment in full of any tranche of notes, any amount remaining on deposit in the applicable interest funding subaccount will be first, applied to cover any interest funding subaccount shortfalls for other tranches of notes in the manner described in “—Allocation to Interest Funding Subaccounts,” second, applied to cover any principal funding subaccount shortfalls in the manner described in “—Allocation to Principal Funding Subaccounts,” and third, paid to the transferor.

Withdrawals from Principal Funding Account

After giving effect to all deposits of funds to the principal funding account in a month, the following withdrawals for each tranche of notes from the applicable principal funding subaccount will be made to the extent funds are available in the applicable principal funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

•

Withdrawal of Prefunding Excess Amounts. If the issuing entity on any date determines with respect to any senior notes that, after giving effect to all issuances, deposits, allocations, reimbursements, reallocations and payments on that date, the prefunding excess amount of that class is greater than zero, that amount will be withdrawn by the servicer from the principal funding subaccount of that class and first, allocated among and deposited to the principal funding subaccounts of the Class A notes up to the amount then targeted to be on deposit in those principal funding subaccounts; second, allocated among and deposited to the principal funding subaccounts of the Class B notes up to the amount then targeted to be on deposit in those principal funding subaccounts; third, allocated among and deposited to the principal funding subaccounts of the Class C notes up to the amount then targeted to be on deposit in those principal funding subaccounts; fourth, deposited in the excess funding account until the Transferor Amount for the prior month equals or exceeds the Required Transferor Amount for the prior month and the Pool Balance for the prior month equals or exceeds the Minimum Pool Balance for the prior month; and, fifth, paid to the transferor in respect of the month in which the withdrawal occurs; provided, that the servicer does not have to make any deposit or payment until the applicable Note Transfer Date.

•

Withdrawals on the Legal Maturity Date. On the legal maturity date of any tranche of notes, after giving effect to any deposits, allocations, reimbursements, reallocations, sales of collateral or other payments to be made on that date, amounts on deposit in the principal funding subaccount of any tranche of subordinated notes may be applied to pay principal of that tranche or to make other payments specified in a terms document.

Upon payment in full of any tranche of notes, any remaining amount on deposit in the applicable principal funding subaccount will be first applied to cover any interest funding subaccount shortfalls for other tranches of notes, second applied to cover any principal funding subaccount shortfalls, and third paid to the transferor. If the aggregate amount available for withdrawal from a principal funding subaccount for any tranche of notes is less than all withdrawals required to be made from that principal funding subaccount for that tranche in a month, after giving effect to all deposits to be made with respect to that month, then the amounts on deposit will be withdrawn and applied pro rata based on the amounts of the withdrawals required to be made.

[Targeted Deposits to the Class C Reserve Account]

[The Class C reserve account will be funded on each applicable Note Transfer Date, as necessary, from Available Finance Charge Collections as described under “—Application of Available Finance Charge Collections.”

The aggregate deposit targeted to be made to the Class C reserve account in each month will be the sum of the Class C reserve subaccount deposits targeted to be made for each tranche of Class C notes. With respect to any monthly period after the issuance date, the amount targeted to be on deposit in the Class C reserve subaccount for a tranche of Class C notes will be an amount equal to the product of (A) the Class C Reserve Account Percentage for such monthly period times (B) the initial dollar principal amount of the CHASEseries notes (exclusive of (x) any class or tranche of notes that will be paid in full on the applicable payment date and (y) any class or tranche of notes which will have a Nominal Liquidation Amount of zero on the applicable payment date) times (C) a fraction, the numerator of which is the Nominal Liquidation Amount of that tranche of Class C notes as of the close of business on the last day of such monthly period (exclusive of the amount deposited with respect to the targeted principal deposit amount on the applicable Note Transfer Date for such tranche of Class C notes) and the denominator of which is the Nominal Liquidation Amount of all Class C notes as of the close of business on the last day of such monthly period (exclusive of the amount deposited with respect to the targeted principal deposit amount on the applicable Note Transfer Date for all tranches of Class C notes in the next succeeding monthly period); provided, that if an early redemption event or event of default occurs with respect to a tranche of Class C notes, the amount targeted to be on deposit will be the initial dollar principal amount of such tranche of Class C notes. See “Summary—[Class C Reserve Subaccount for the Offered Notes]” for more information on the Class C Reserve Account.

The percentage and methodology for calculating the amount targeted to be on deposit in the Class C reserve subaccount may change without the consent of any noteholders if each note rating agency confirms that the change will not cause a ratings downgrade and the issuing entity has delivered to each note rating agency and the indenture trustee both a master trust tax opinion and an issuing entity tax opinion. Chase Card Funding, as depositor of the issuing entity, would instruct the issuing entity to make such adjustment in consultation with JPMorgan Chase Bank, as sponsor, originator, administrator and servicer. Any modifications will be disclosed in a current report on Form 8-K of the issuing entity.

In addition, without the consent of any noteholders, the issuing entity may utilize a form of credit enhancement other than the Class C reserve account if each note rating agency confirms that the form of credit enhancement to be used will not cause a ratings downgrade and the issuing entity has delivered to each note rating agency and the indenture trustee an issuing entity tax opinion. Any new forms of credit enhancement being utilized will be disclosed through the filing of a post-effective amendment to the registration statement by the issuing entity.

If the aggregate deposit made to the Class C reserve account is less than the sum of the targeted deposits for each tranche of Class C notes for any month, then the amount available will be allocated to each tranche of Class C notes up to the targeted deposit pro rata based on the ratio of the Nominal Liquidation Amount of that tranche used in the CHASEseries Floating Allocation Percentage for that month to the Nominal Liquidation Amount of all tranches of Class C notes used in the CHASEseries Floating Allocation Percentage for that month that have a targeted amount to be deposited in their Class C reserve subaccounts for that month. After the initial allocation, any excess will be further allocated in a similar manner to those Class C reserve subaccounts which still have an uncovered targeted deposit.]

[Withdrawals from the Class C Reserve Account]

[Withdrawals will be made from the Class C reserve subaccount for any tranche of Class C notes, but in no event more than the amount on deposit in that Class C reserve subaccount, in the following order:

•

Payments of Interest. If the amount on deposit in the interest funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable interest funding subaccount;

•

Payments of Principal. If, on and after the earliest to occur of (1) the date on which any tranche of Class C notes is accelerated pursuant to the indenture following an event of default with respect to that tranche, (2) any date on or after the applicable Note Transfer Date immediately preceding the scheduled principal payment date on which the amount on deposit in the principal funding subaccount for any tranche of Class C notes plus the aggregate amount on deposit in the applicable Class C reserve subaccount equals or exceeds the outstanding dollar principal amount of those Class C notes and (3) the legal maturity date for any tranche of Class C notes, the amount on deposit in the principal funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the applicable amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount; and

•

Excess Amounts. If on any Note Transfer Date the aggregate amount on deposit in any Class C reserve subaccount is greater than the amount required to be on deposit in that Class C reserve subaccount and such Class C notes have not been accelerated, the excess will be withdrawn and first allocated among and deposited to the other Class C reserve subaccounts with a targeted deposit pro rata based on the ratio of the Nominal Liquidation Amount of the applicable tranche of Class C notes to the Nominal Liquidation Amount of all tranches of Class C notes and then paid to the issuing entity. In addition, after payment in full of any tranche of Class C notes, any amount remaining on deposit in the applicable Class C reserve subaccount will be applied in accordance with the preceding sentence.]

Pro rata Payments Within a Tranche of Notes

All notes of a tranche will receive payments of principal and interest pro rata based on the Nominal Liquidation Amount of each note in that tranche.

Shared Excess Available Finance Charge Collections

Available Finance Charge Collections for any month remaining after making the sixth application described in “—Application of Available Finance Charge Collections” above will be available for allocation to other series of notes in Shared Excess Available Finance Charge Collections Group A. This excess, plus excesses, if any, from other series of notes in Shared Excess Available Finance Charge Collections Group A, called “Shared Excess Available Finance Charge Collections,” will be allocated to cover certain shortfalls in Finance Charge Collections allocated to the series in Shared Excess Available Finance Charge Collections Group A, if any. If these shortfalls exceed the amount of Shared Excess Available Finance Charge Collections for any month, Shared Excess Available Finance Charge Collections will be allocated pro rata among the applicable series in Shared Excess Available Finance Charge Collections Group A based on the relative amounts of those shortfalls.

Shared Excess Available Finance Charge Collections, to the extent available and allocated to the notes plus any other payments received in respect of the notes, will cover shortfalls in the first six applications described in “—Application of Available Finance Charge Collections.”

Shared Excess Available Finance Charge Collections Group A may include any other series of notes which may be issued by the issuing entity.

Shared Excess Available Principal Collections

Available Principal Collections remaining after making the fifth application described in “—Application of Available Principal Collections,” plus amounts on deposit in the excess funding account as described in “Sources of Funds to Pay the Notes—Issuing Entity Bank Accounts,” will be available for allocation to other series of notes. This excess, plus excesses, if any, from other series of notes, called “Shared Excess Available Principal

Collections,” will be allocated to cover certain shortfalls in the targeted deposits to the principal funding account of the notes and, with respect to series of notes other than the CHASEseries, to cover shortfalls specified in the applicable indenture supplements.

Shared Excess Available Principal Collections, to the extent available and allocated to the notes, will cover shortfalls in the fifth application described in “—Application of Available Principal Collections.” If the shortfalls for all series of notes issued by the issuing entity exceed Shared Excess Available Principal Collections for any month, Shared Excess Available Principal Collections will be allocated pro rata among all series of notes based on the relative amounts of those shortfalls for that month.

Segregated Finance Charge Collections

“Segregated Finance Charge Collections” are Finance Charge Collections initially allocated to Chase Card Funding, as holder of the Transferor Certificate, that are reallocated to the notes to cover the shortfalls arising when the funds on deposit in the principal funding subaccount for any tranche of notes are less than the interest payable on the portion of the outstanding dollar principal amount of that tranche on deposit in the principal funding subaccount for that tranche. Segregated Finance Charge Collections will be allocated to any tranche of notes with respect to each month beginning with the second month during which a deposit is made to the principal funding subaccount for that tranche. Segregated Finance Charge Collections allocated to the notes will be treated as Available Finance Charge Collections and will be applied as described in “—Available Finance Charge Collections.”

SHELF REGISTRATION ELIGIBILITY REQUIREMENTS

Transaction Requirements

The offered notes are being offered under a shelf registration statement on Form SF-3. Form SF-3 contains the following transaction requirements:

•	the registrant must file a certification signed by the chief executive officer of the depositor with respect to each offering of notes;

•

the transaction documents must provide for selection and appointment of an asset representations reviewer and allow the review of certain assets for compliance with asset related representations and warranties upon the occurrence of a Delinquency Trigger Breach, defined below, and a required vote of noteholders;

•	the transaction documents must contain a dispute resolution provision; and

•

the transaction documents must contain a provision requiring the party responsible for making periodic filings on Form 10-D to include disclosure of investors’ requests to communicate with other investors with respect to the exercise of the investor’s rights under the transaction documents.

CEO Certification

The certification from the chief executive officer of the depositor, referred to in this prospectus as the “CEO Certification,” addresses the disclosure contained in the prospectus for each offering and the structure of the securitization. The CEO Certification will be filed under cover of a current report on Form 8-K at the time of the filing of the final prospectus for each offering from the shelf as an exhibit to the final 424(b)(2) prospectus. The CEO Certification will be signed by the officer acting as the chief executive officer of Chase Card Funding at the time of the filing, which may include any chief executive officer acting in that capacity in the absence, or upon the incapacity, of any former or future chief executive officer. A form of the CEO Certification has been filed as an exhibit to the registration statement.

Asset Review

Asset Representations Review

FTI Consulting, Inc. has been selected and appointed to act as the asset representations reviewer under the asset representations review agreement. See “Asset Representations Reviewer.”

The indenture provides that if the 60-day-plus delinquency percentage is equal to or greater than the Delinquency Trigger on a date of determination—referred to in this prospectus as a “Delinquency Trigger Breach”—a vote on the question of whether to initiate a review by the asset representations reviewer of the 60-day-plus delinquent accounts and receivables for compliance with the representations and warranties set forth in the asset representations review agreement may be requested by holders of at least 5% of the outstanding dollar principal amount of the CHASEseries notes, not including any CHASEseries notes held by affiliates of the sponsor or servicer. If a vote is initiated, an asset representations review will be required if holders of at least 5% of the outstanding dollar principal amount of the CHASEseries notes (not including any CHASEseries notes held by affiliates of the sponsor or servicer) participate in the vote and holders of at least a simple majority of the outstanding dollar principal amount of CHASEseries notes casting a vote direct the asset representations reviewer to initiate the review in accordance with the procedures described below in “—Voting Procedure for Asset Representations Review.”

The asset representations reviewer will review 60-day-plus delinquent assets for compliance with the applicable representations and warranties in the related underlying transaction agreements in accordance with the procedures set forth in the asset representations review agreement. If a prior review has been conducted, the asset representations reviewer may use any information that was obtained in and findings of the prior review to assist in the current review. The review procedures were designed to determine whether a receivable under review was not in compliance with the representations and warranties made about it in the transaction documents at the relevant time, which is usually at origination of the receivable or as of the addition cutoff date for the related credit card account. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The review is not designed to determine whether the receivable was serviced in compliance with the transfer and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any non-compliance. The review is not designed to determine whether JPMorgan Chase Bank’s origination or underwriting policies and procedures are adequate, reasonable or prudent.

The asset representations reviewer is required to provide a report to the indenture trustee, the issuing entity, the transferor, the sponsor and the servicer of the findings and conclusions of any review, and a summary of the asset representations reviewer’s report may be included in the issuing entity’s monthly report on Form 10-D for the period in which the report was received. The servicer will determine whether any reported non-compliance of a receivable under review with the representations and warranties, as evidenced by a test failure, satisfies the contractual requirements for a repurchase and will notify the indenture trustee and the transferor of its determination. If the servicer determines that the conditions for repurchase have been met, the servicer will provide notice to the transferor requesting the transferor to repurchase the ineligible receivable. The indenture trustee can provide notice of a Repurchase Request, defined below, based on available information, which includes the report prepared by the asset representations reviewer. Additionally, investors will be able to review the summary included in the relevant monthly report on Form 10-D and determine whether to request that the indenture trustee submit a Repurchase Request.

The fees of the asset representations reviewer incurred in connection with a review of the applicable accounts and receivables and any expenses incurred by the asset representations reviewer in connection with the performance of its duties will be paid by JPMorgan Chase Bank, as sponsor. The asset representations reviewer will be entitled to a one-time upfront fee and an annual fee, which will also be paid by JPMorgan Chase Bank, as sponsor.

Delinquency Trigger

The asset representations review process may be initiated if the percentage of 60-day-plus delinquent receivables for any monthly period reaches or exceeds a threshold of delinquent assets, referred to in this prospectus as the “Delinquency Trigger.” The relevant delinquency percentage for each monthly period will be equal to the aggregate dollar amount of 60-day-plus delinquent receivables in the issuing entity expressed as a percentage of the aggregate dollar amount of all receivables in the issuing entity for that monthly period. The issuing entity’s current Delinquency Trigger is 7.62%, which equals two times the historical peak 60-day-plus delinquency percentage since inception of the issuing entity of 3.81%. The Delinquency Trigger is subject to adjustment as described below.

The issuing entity has continued to meet all of its obligations even during periods of severe economic conditions (such as the financial crisis during the period from 2008 through 2010, during which the issuing entity experienced peak delinquency and loss levels with respect to the credit card receivables included in the issuing entity). No performance-based early amortization event has occurred throughout the existence of the issuing entity. In addition, JPMorgan Chase Bank is not aware of any repurchase request from any investor in the CHASEseries notes for any reason. The Trust Portfolio has not experienced any material deterioration in its performance as a result of material non-compliance with representations and warranties. Based upon the foregoing, and although there can be no assurance that its past experience will continue in the future, JPMorgan Chase Bank believes that it is reasonable, when determining a Delinquency Trigger that, if breached, may serve as an indicator of potential asset-related issues, as distinct from severe economic conditions or adverse consumer trends, that may be causing significant deterioration in Trust Portfolio performance, to set the Delinquency Trigger at a level that is a multiple of the issuing entity’s historical peak 60-day-plus delinquency percentage.

The Delinquency Trigger is subject to review and adjustment:

•	at the time of any new shelf registration filing of the issuing entity; or

•	if there are changes in applicable law or regulation that may have a material impact on JPMorgan Chase Bank, the issuing entity or the Trust Portfolio.

Any adjustment to the Delinquency Trigger will be disclosed in a current report on Form 8-K of the issuing entity filed with the SEC.

Voting Procedure for Asset Representations Review

Pursuant to the indenture, upon the filing of a Form 10-D disclosing a Delinquency Trigger Breach, the holders of at least 5% of the outstanding dollar principal amount of the CHASEseries notes, referred to in this prospectus as the “Requisite Petition Percentage,” not including any CHASEseries notes held by affiliates of the sponsor or servicer, may, within 90 days of the filing of such Form 10-D, petition the indenture trustee for a vote to determine if an asset representations review should be initiated. If the Requisite Petition Percentage for a vote is met and if holders of at least 5% of the outstanding dollar principal amount of the CHASEseries notes (not including any CHASEseries notes held by affiliates of the sponsor or servicer) participate in the vote and holders of at least a simple majority of the outstanding dollar principal amount of CHASEseries notes that do cast a vote in favor of initiating the review, then the indenture trustee will notify the sponsor, servicer and transferor of the results of the vote and the indenture trustee will notify the asset representations review to conduct the review.

The vote to direct an asset representations review must be completed within 150 days of the filing of a Form 10-D disclosing the Delinquency Trigger Breach. If the voting process is not completed within such 150-day period and there has been no subsequent Delinquency Trigger Breach, the investors may not initiate, or, if already initiated, complete a vote to conduct an asset representations review with respect to that Delinquency Trigger Breach. However, if a Delinquency Trigger Breach occurs in a subsequent period, the 90-day petition period described above and the 150-day period for the completion of a vote as described in this paragraph will restart from the filing of the latest Form 10-D disclosing a breach, if no petition to vote has been initiated, no vote has been scheduled and no asset representations review is being conducted.

There can be only one petition to vote, scheduled vote or asset representations review in process at any point in time. If a petition to vote has already been initiated, a vote has been scheduled or an asset representations review is underway, no noteholder will be able to request or petition for a vote. If a vote is conducted with respect to the Delinquency Trigger Breach in a given month and the required votes to commence a review are not obtained, then there will be no further vote permitted with respect to the Delinquency Trigger Breach for that particular month.

Notice of a meeting or a vote must be given to all noteholders. In addition to submitting requests to communicate with other noteholders through the monthly report on Form 10-D, as described below under “—Investor Communication,” a noteholder may also submit a request to the indenture trustee to disseminate a notice to all noteholders through DTC. The noteholders representing at least the Requisite Petition Percentage must engage the indenture trustee to initiate a vote to direct an asset representations review by contacting the indenture trustee in accordance with the notice provision set forth in the indenture. The indenture trustee, upon being engaged by the noteholders as described in the previous sentence, will submit the matter to a vote of all noteholders through DTC. The indenture trustee will follow its standard procedures with respect to conducting the vote.

A person is entitled to vote if that person is (i) a holder of an outstanding CHASEseries note as of the record date prior to the vote or (ii) a representative of the persons in clause (i) that is appointed by a written proxy, and is not an affiliate of the sponsor or the servicer.

The servicer will reimburse the indenture trustee for the reasonable expenses, disbursements and advances incurred or made by the indenture trustee in connection with the vote described in this section.

Dispute Resolution Provision

Pursuant to the terms of the indenture, if a request is made to the transferor to repurchase or accept reassignment of a receivable in the Trust Portfolio, referred to in this prospectus as a “Repurchase Request,” and such Repurchase Request is not resolved by the end of the 150-day period beginning when the Repurchase Request is received by the transferor, then the indenture trustee or other transaction participant who submitted the Repurchase Request, referred to in this prospectus as the “Requesting Party” will have the right to refer the matter within 30 days to either mediation (or non-binding arbitration) or arbitration and the transferor, referred to in this prospectus as the “Responding Party,” must agree to the selected resolution method.

The issuing entity will file a report on Form ABS 15-G on a monthly basis, if a Repurchase Request has been received by the transferor. The report on Form ABS 15-G is publicly available and will provide required information regarding the Repurchase Request on a monthly basis at least until the Repurchase Request is resolved. The report on Form ABS 15-G will also include the date on which the Repurchase Request was received by the transferor.

Mediation or Non-Binding Arbitration

The Requesting Party may refer an unresolved Repurchase Request to non-binding mediation or non-binding arbitration with the Responding Party administered by a nationally recognized arbitration or mediation organization, referred to in this prospectus as the “Organization,” selected by the transferor, in accordance with the Organization’s Commercial Mediation Rules that are then in effect, referred to in this prospectus as the “Mediation Rules,” by filing a request for mediation or non-binding arbitration with the Organization in accordance with the Mediation Rules. The Requesting Party and the Responding Party will jointly appoint the mediator within 30 days from the date of the request for mediation or non-binding arbitration. In the event the mediator is not timely appointed, he or she will be appointed by the Organization. The mediation or non-binding arbitration will be conducted in New York, New York. Any dispute not resolved in writing prior to the termination of the mediation or non-binding arbitration may be resolved in litigation as set forth in “—Litigation; Submission to Jurisdiction; Jury Trial Waiver” below.

The parties will mutually determine the allocation of any expenses of the mediation, provided that, if they cannot reach a mutual determination, the expenses of the mediation will be borne equally by the parties.

The parties will also agree that the mediation, and all information disclosed therein, will be confidential information exchanged for the purposes of settlement, and that the information and communications exchanged in the mediation will be privileged and will not be used or disclosed in any legal or arbitral proceeding, except as otherwise required by applicable law.

Binding Arbitration

The Requesting Party may also refer an unresolved Repurchase Request to binding arbitration, and in that case the Repurchase Request will be resolved by final and binding arbitration administered by the Organization selected by the transferor in accordance with the Organization’s Commercial Arbitration Rules that are then in effect, except as modified under the indenture as described below. The arbitral tribunal will not have jurisdiction to consider any class action or class claim, or any claim other than the resolution of the Repurchase Request, except that the arbitral tribunal will determine the allocation of any expenses of the arbitration, including attorney’s fees, costs and related expenses, to such extent and to such parties as it sees fit. The seat of arbitration will be New York, New York.

There will be three arbitrators, of whom the Requesting Party will appoint one in the demand for arbitration and the Responding Party will appoint another in the answer. The two party-appointed arbitrators will appoint the third arbitrator, who will serve as the chairperson of the arbitral tribunal, within 30 days of the date of appointment of the second arbitrator. Any arbitrator not timely appointed will be appointed by the Organization. Any arbitrator appointed by the Organization will be a lawyer with at least 15 years of experience relating to securitizations or other complex commercial transactions and shall not have any actual or potential conflict of interest in deciding or hearing the dispute. In any arbitration, there will be limited document discovery of specifically identified documents directly relevant and material to the matter in dispute, except as ordered by the arbitral tribunal upon good cause shown. There will be no depositions.

A pending arbitration may be consolidated with any other arbitration between the parties concerning another Repurchase Request for the purposes of efficiency and to avoid the possibility of inconsistent awards. An application for such consolidation may be made by the Requesting Party or the Responding Party to the arbitral tribunal for the earliest arbitration to be consolidated.

The award of the arbitral tribunal in a binding arbitration will be final and binding on the parties, and may be enforced in any court of competent jurisdiction.

Any arbitration will be confidential, and the parties and their agents will agree not to disclose to any third party the existence or status of the arbitration and all information made known and documents produced in the arbitration not otherwise in the public domain, and all awards arising from the arbitration, except and to the extent that disclosure is required by applicable law or is required to protect or pursue a legal right.

Litigation; Submission to Jurisdiction; Jury Trial Waiver

Unless a Requesting Party submits a Repurchase Request to mediation or arbitration as provided above, any dispute relating to a Repurchase Request will be submitted exclusively to the jurisdiction of the courts of the State of New York or the United States of America located in New York County, New York, referred to in this prospectus as the “New York Courts.” In any such action, the Requesting Party submits to the personal jurisdiction of the New York Courts and all parties waive the right to a trial by jury to the greatest extent permitted by law.

Investor Communication

The indenture includes a provision that requires the issuing entity to disclose a request by an investor to communicate with other investors, that is received in a reporting period, in the issuing entity’s report on Form 10-D for that reporting period. Only requests to communicate relating to the investor exercising its rights under the terms of the transaction documents and the notes will be included. Requests to communicate for other purposes, such as identifying potential customers and marketing efforts, will not be accommodated.

The disclosure in Form 10-D will only include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors about the possible exercise of rights under the transaction documents and the notes, and a description of the method by which other investors may contact the requesting investor.

Investors who wish to communicate with other investors through this mechanism can contact Chase Card Funding at CHAIT_Investor_Communication@jpmchase.com. Investors that are not record holders but are beneficial holders of book-entry notes need to provide a written certification and a form of documentation, such as a trade confirmation, an account statement or a letter from the broker or dealer, verifying ownership, whereas investors that are holders of definitive notes do not have to provide verification of ownership. Expenses incurred in connection with the inclusion of investor communication information in the Form 10-D and the filing of the Form 10-D will be paid by the servicer; provided, that the payment will not include any reimbursement for legal or other investigation expenses incurred by the investors relating to an investor communication request.

Registrant Requirements

Chase Card Funding, as the registrant under the registration statement, has met the registrant requirements of paragraph I.A.1 of the General Instructions to Form SF-3.

MATERIAL LEGAL ASPECTS OF THE CREDIT CARD RECEIVABLES

Transfer of Credit Card Receivables

Prior to January 20, 2016, referred to in this prospectus as the “Conversion Date,” Chase USA transferred receivables directly to the issuing entity and made certain representations and warranties to the issuing entity. From January 20, 2016 through May 17, 2019, receivables were transferred by Chase USA to Chase Card Funding and by Chase Card Funding to the issuing entity and such representations and warranties were made by Chase USA to Chase Card Funding. Beginning on May 18, 2019, receivables have been and will be transferred by JPMorgan Chase Bank to Chase Card Funding and by Chase Card Funding to the issuing entity and such representations and warranties are made by JPMorgan Chase Bank to Chase Card Funding.

JPMorgan Chase Bank, or its predecessor as originator, has represented and warranted that its transfer of any credit card receivables to Chase Card Funding (or, prior to the Conversion Date, to the issuing entity) and Chase Card Funding has represented and warranted that its transfer of any credit card receivables to the issuing entity, are each either a complete transfer and assignment to such entity of those credit card receivables, except for the interest of Chase USA as holder of the Transferor Certificate prior to the Conversion Date and Chase Card Funding as current holder of the Transferor Certificate, or the grant to the issuing entity of a security interest in those credit card receivables.

JPMorgan Chase Bank has also represented and warranted to Chase Card Funding (or, prior to the Conversion Date, to the issuing entity) and Chase Card Funding has also represented and warranted to the issuing entity that in the event the transfer of credit card receivables is deemed to create a security interest under the Delaware UCC then it will constitute a valid, subsisting and enforceable first priority perfected security interest in the credit card receivables, created in favor of the issuing entity on and after their creation, except for certain tax and other governmental liens, subject to the limitations described below. For a discussion of the issuing entity’s rights arising from a breach of these warranties, see “Sources of Funds to Pay the Notes—JPMorgan Chase Bank and Transferor Representations and Warranties.”

Chase Card Funding has represented as to credit card receivables previously conveyed to the issuing entity, and will represent as to credit card receivables to be conveyed to the issuing entity, that the credit card receivables are “accounts” for purposes of the Delaware UCC. JPMorgan Chase Bank has represented as to credit card receivables previously conveyed to Chase Card Funding (or, prior to the Conversion Date, to the issuing entity), and will represent as to credit card receivables to be conveyed to Chase Card Funding, that the credit card receivables are “accounts” for purposes of the Delaware UCC. Both the transfer and assignment of accounts and the transfer of accounts as security for an obligation are treated under Article 9 of the Delaware UCC as creating a security interest therein and are subject to its provisions, and the filing of an appropriate financing statement is required to perfect the security interest of the issuing entity. Financing statements covering the credit card receivables have been and will be filed with the appropriate state governmental authority to protect the interests of the issuing entity in the credit card receivables.

There are certain limited circumstances in which a prior or subsequent transferee of credit card receivables coming into existence after the closing date could have an interest in those credit card receivables with priority over the issuing entity’s interest. Under the transfer and servicing agreement, Chase Card Funding has represented and warranted that it is transferring its interest in the credit card receivables to the issuing entity free and clear of the lien of any third party. In addition, Chase Card Funding has covenanted and will covenant that it will not sell, pledge, assign, transfer or grant any lien on any credit card receivable in the issuing entity, or any interest therein, other than to the issuing entity.

A tax or government lien or other nonconsensual lien on property of JPMorgan Chase Bank arising prior to the time a credit card receivable comes into existence may also have priority over the interest of the issuing entity in that credit card receivable. In addition, if the FDIC were appointed as conservator or receiver of JPMorgan Chase Bank, the FDIC’s administrative expenses may also have priority over the interest of the issuing entity in that credit card receivable.

Collections on certain credit card receivables conveyed to the issuing entity held by the servicer may be commingled and used for the benefit of the servicer prior to each Note Transfer Date and, in the event of the insolvency of the servicer or, in certain circumstances, the lapse of certain time periods, the issuing entity may not have a first priority perfected security interest in those collections. If these events occur, the amount payable to you could be lower than the outstanding principal and accrued interest on the offered notes, thus resulting in losses to you.

Certain Matters Relating to Conservatorship or Receivership

If a conservator or receiver is appointed for JPMorgan Chase Bank, there could be delays or reductions in payments with respect to your notes.

JPMorgan Chase Bank is chartered as a national banking association and is subject to regulation and supervision by the Office of the Comptroller of the Currency—referred to in this prospectus as the “OCC.” If JPMorgan Chase Bank becomes insolvent, is in an unsound condition or engages in certain violations of its bylaws or regulations, or if other similar circumstances occur, the OCC is authorized to appoint the Federal Deposit Insurance Corporation—referred to in this prospectus as the “FDIC”—as conservator or receiver. If the FDIC is appointed as conservator or receiver for JPMorgan Chase Bank, payments of principal of and interest on your notes could be delayed or reduced.

The FDIC, as conservator or receiver, is authorized to repudiate contracts of JPMorgan Chase Bank if, among other things, such contracts are burdensome and repudiation would promote the orderly administration of the affairs of JPMorgan Chase Bank. The FDIC might assert that this authority permits the FDIC to repudiate the transfer of credit card receivables to Chase Card Funding pursuant to the receivables purchase agreement, and through Chase Card Funding, to the issuing entity pursuant to the transfer and servicing agreement (including the grant to the issuing entity of a security interest in credit card receivables). Under an FDIC regulation in effect before September 30, 2010, which we refer to as the “Original Safe Harbor,” the FDIC, as conservator or receiver, will not use its repudiation authority to reclaim, recover or recharacterize financial assets, such as the credit card receivables, transferred by a bank if certain conditions are met, including that the transfer was made for adequate consideration, and was not made fraudulently, in contemplation of insolvency or with the intent to hinder, delay or defraud the bank or its creditors and that the transfer satisfies the requirements for sale accounting treatment under generally accepted accounting principles, other than the legal isolation requirement. Under accounting standards that became effective on January 1, 2010 for calendar year reporting entities, Chase USA consolidated the issuing entity onto its balance sheet and the transfers of credit card receivables to the issuing entity, which had satisfied the requirements for sale accounting treatment prior to January 1, 2010, no longer satisfied the requirements for sale accounting treatment. On September 27, 2010, the FDIC issued a final rule amending the Original Safe Harbor, which we refer to as the “Revised Safe Harbor,” that extends the benefit of the FDIC’s legal isolation safe harbor under the Original Safe Harbor to any obligations of master trusts and revolving trusts for which obligations were issued on or before September 27, 2010, and for which the conditions for sale accounting treatment, other than legal isolation, that were in place before November 15, 2009, and all other requirements of the Original Safe Harbor, are satisfied. The Revised Safe Harbor extends to obligations issued by such trusts both before and after September 27, 2010. JPMorgan Chase Bank believes that the conditions of the Revised Safe Harbor are currently being satisfied for issuances from the issuing entity. Moreover, if the Revised Safe Harbor does not apply, it is unclear whether (A) the FDIC would repudiate the receivables purchase agreement or the transfer and servicing agreement or (B) the FDIC would assert that such repudiation avoids the transfers of credit card receivables thereunder. In addition, it is unclear whether a court of competent jurisdiction would agree with the FDIC as to the effect of any such repudiation.

If the FDIC is appointed as conservator or receiver for JPMorgan Chase Bank and, in such capacity, were to determine that the Revised Safe Harbor did not apply to the issuing entity and successfully repudiated JPMorgan Chase Bank’s transfer of credit card receivables to Chase Card Funding, the claim of the issuing entity is limited to “actual direct compensatory damages” measured as of the date of conservatorship or receivership. These damages do not include damages for lost profits or opportunity, and may not include damages, such as accrued interest, for the period between the date of conservatorship or receivership and the date of repudiation. If there are insufficient assets in the receivership or conservatorship estate, any repudiation claims may not be repaid. Moreover, there may be a significant delay between the commencement of the receivership or conservatorship and the payments (if any) made on account of repudiation claims. The FDIC could delay its decision to repudiate JPMorgan Chase Bank’s transfer of credit card receivables for a reasonable period following its appointment as conservator or receiver for JPMorgan Chase Bank.

Even if the FDIC did not repudiate the transfer of credit card receivables, the FDIC, as conservator or receiver, could:

•	require the collateral agent to go through an administrative claims procedure to establish its right to payments collected on the credit card receivables;

•	request a 45-day (for a conservatorship) or 90-day (for receivership) stay of any judicial action or proceeding, including any brought by the issuing entity against JPMorgan Chase Bank; or

•

repudiate and refuse to perform JPMorgan Chase Bank’s ongoing obligations under the transfer and servicing agreement, such as the duty to collect payments or otherwise service the credit card receivables, to transfer additional credit card receivables to Chase Card Funding for transfer to the issuing entity or to provide administrative services to the issuing entity.

Furthermore, the Federal Deposit Insurance Act provides that, with certain exceptions, during the 45-day period beginning on the date of the appointment of the FDIC as conservator for a bank or the 90-day period beginning on the date of the appointment of the FDIC as receiver for a bank, no person may, without the consent of the FDIC as conservator or receiver, exercise any right or power to terminate, accelerate, or declare a default under any contract to which the bank is a party, or to obtain possession of or exercise control over any property of the bank or affect the contractual rights of the bank, provided that (among other exceptions) this requirement does not permit the FDIC as conservator or receiver to fail to comply with otherwise enforceable provisions of any such contract. Even if the issuing entity receives the benefit of the Revised Safe Harbor, the Federal Deposit Insurance Act could be interpreted to prohibit the indenture trustee, the collateral agent, noteholders or other persons from taking certain actions to implement contractual provisions, such as the early amortization provisions of the indenture. Such interpretation, whether or not ultimately sustained, could lead to a delay and reduction in payments on your notes.

There are also statutory prohibitions on any attachment or execution being issued by any court upon assets in the possession of the FDIC as receiver.

If the FDIC were appointed as conservator or receiver for JPMorgan Chase Bank, then under the terms of the indenture, an early amortization event would occur for all outstanding notes. If the issuing entity’s assets included credit card receivables at that time, new principal receivables would not be transferred through Chase Card Funding to the issuing entity. An early amortization event with respect to your notes could result in an acceleration of or reduction in payments on your notes as described in “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events.”

The FDIC as conservator or receiver may nonetheless have the power:

•

regardless of the terms of the issuing entity trust agreement, the indenture, the transfer and servicing agreement or the instructions of those authorized to direct the indenture trustee’s actions, (1) to prevent the beginning of an early amortization period, (2) to prevent the early sale, liquidation or other disposition of the credit card receivables or (3) to require new principal receivables to continue being transferred to the issuing entity; or

•

regardless of the terms of the issuing entity trust agreement, the indenture, the transfer and servicing agreement or the instructions of the noteholders, (1) to require the early sale of the issuing entity’s credit card receivables or (2) to prohibit the continued transfer of principal receivables to the issuing entity.

In addition, the FDIC, as conservator or receiver, may have the power to (i) prevent the indenture trustee, the collateral agent or the noteholders from appointing a new servicer under the transfer and servicing agreement or (ii) authorize JPMorgan Chase Bank to stop servicing the credit card receivables.

In the receivership of a national bank, a court has held that certain of the rights and powers of the FDIC as receiver would also extend to a statutory trust formed by that national bank in connection with a securitization of credit card receivables. If JPMorgan Chase Bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers as receiver extend to Chase Card Funding and to the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of noteholders under any transaction document, you could suffer losses on your notes.

Some liens may be given priority over your notes which could cause your receipt of payments to be delayed or reduced.

JPMorgan Chase Bank, or its predecessor as originator, has represented and warranted that its transfer of the credit card receivables to Chase Card Funding, and Chase Card Funding has represented and warranted that its transfer of the credit card receivables to the issuing entity, are each either a complete transfer and assignment to Chase Card Funding or the issuing entity, as applicable, of those receivables, except for the interest of Chase Card Funding as holder of the transferor certificate of the issuing entity, or a grant to the issuing entity of a security interest in those receivables. If a court were to take a different position and conclude that JPMorgan

Chase Bank or Chase Card Funding still owns the credit card receivables included in the issuing entity, then JPMorgan Chase Bank and Chase Card Funding have taken steps to give the collateral agent, on behalf of the noteholders, a first priority perfected security interest in the credit card receivables.

If a court concludes that the transfer of credit card receivables to Chase Card Funding is only a grant of a security interest, then a tax or other lien that was imposed under applicable state or federal law before such receivables come into existence may be senior to Chase Card Funding’s and the issuing entity’s interest in those receivables.

Also, if JPMorgan Chase Bank becomes insolvent or the FDIC is appointed conservator or receiver of JPMorgan Chase Bank, the FDIC’s administrative expenses might be paid from collections on the credit card receivables before the issuing entity received any payments. If insolvency proceedings are commenced by or against JPMorgan Chase Bank, as servicer of the credit card receivables, or if certain time periods elapse, the issuing entity may not have a first priority perfected security interest in collections commingled and used for the benefit of JPMorgan Chase Bank, as servicer. If these events occur, payments on your notes could be delayed or reduced. See “Material Legal Aspects of the Credit Card Receivables—Transfer of Credit Card Receivables.”

In the receivership of a national bank, a court has held that certain of the rights and powers of the FDIC as receiver would also extend to a statutory trust formed by that national bank in connection with a securitization of credit card receivables. If JPMorgan Chase Bank were to enter conservatorship or receivership, the FDIC could take the position that its rights and powers as receiver extend to Chase Card Funding and to the issuing entity.

Certain Regulatory Matters

JPMorgan Chase Bank is regulated and supervised principally by the OCC, the CFPB and the FDIC. See “Risk Factors—Other Legal and Regulatory Risks—Regulatory action could cause delays or reductions in payment of your notes to occur” and “Risk Factors—Other Legal and Regulatory Risks—Financial regulatory reforms could have a significant impact on the issuing entity, Chase Card Funding or JPMorgan Chase Bank.” These regulatory authorities, as well as others, have broad powers of enforcement over the operations and financial condition of JPMorgan Chase Bank and its affiliates.

If any of these regulatory authorities were to conclude that an obligation under the transaction documents constituted an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to JPMorgan Chase Bank or its affiliates, that regulatory authority may have the power to order JPMorgan Chase Bank or the related affiliate to rescind the transaction document, to refuse to perform the obligation, to amend the terms of the obligation, or to take any other action considered appropriate by that authority. These enforcement actions may adversely affect the operation of the issuing entity and your rights under the securitization agreements prior to the appointment of a receiver or conservator.

In Consumer Financial Protection Bureau v. National Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del. Dec. 12, 2021), the United States District Court for the District of Delaware, in connection with denying defendants’ motion to dismiss, held that securitization trusts holding student loans and using third-party servicers may be deemed to “offer or provide” a consumer financial product or service and thus fall within the enforcement authority of the CFPB under the CFPA. After the United States Court of Appeals for the Third Circuit affirmed that decision and the U.S. Supreme Court’s denied certiorari, the parties pursued a proposed settlement but ultimately jointly moved to dismiss, and the District Court dismissed the case with prejudice in April 2025 without approving the proposed judgment. In a separate case, the CFPB sued the NCSL Trusts and the PHEAA, the primary student loan servicer for active student loans held by the NCSL Trusts. The CFPB alleged servicing failures, including inadequate responses to borrower requests, inaccurate information, and improper forbearance denials. In addition, the CFPB proposed consent judgments requiring penalties, borrower redress, operational remediation, and changes to the applicable servicing-guidelines. Pacific Investment Management Company LLC, on behalf of the investment vehicle that holds notes issued by NCSL Trusts, intervened in the case to object and obtained a stay pending appeal, and the CFPB later voluntarily dismissed the action with prejudice, closing the case in March 2025.

Although these cases were dismissed with prejudice, the CFPB and state attorneys general, who have the independent authority to enforce the Dodd-Frank Act and other consumer protection laws, may decide to continue investigating and bringing enforcement actions against other trusts and securitization vehicles, such as the issuing entity, in the future. Notably, in Consumer Financial Protection Bureau v. National Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del. Dec. 12, 2021), the district court did not address the extent to which and under what legal theories a passive securitization trust could be held liable for the acts of a third-party servicer. That unaddressed issue could be important because liability may require a finding of vicarious liability by the trust for it to be held responsible for the acts of the servicer. If such liability were successfully asserted in a CFPA claim against a securitization trust, such as the issuing entity, it could subject the issuing entity to significant financial exposure. In addition, an accountholder may be entitled to assert such violations by way of setoff against the obligation to pay the amount of receivables owing. If this were to occur with respect to the issuing entity, you may suffer a delay in payment or incur losses on your notes.

In another case, the OCC issued a consent order against a national banking association in connection with a securitization of that bank’s credit card receivables that directed that bank to, among other things:

•	cease to act as servicer upon the appointment of a successor servicer, but in any case no later than a specified date;

•

withhold funds from collections in an amount determined by a servicing compensation schedule set forth in the consent order, notwithstanding the priority of payments established in the securitization agreements and the relevant trust’s perfected security interest in those funds; and

•

withhold funds from current collections in an amount sufficient to reimburse that bank retroactively for the servicing compensation amount established for the calendar month in which the order was issued, less servicing fees or compensation withheld by that bank during this period pursuant to the securitization agreements and the temporary cease and desist order.

The servicing fee rates described in the schedule set forth in the consent order were higher than the servicing fee rate established in that bank’s securitization agreements. A temporary cease and desist order had directed that bank to withhold funds from collections in an amount sufficient to compensate that bank for its actual costs and expenses of servicing its securitized receivables. The notice of charges for a permanent cease and desist order had asserted that the servicing fee which that bank was entitled to receive under the securitization agreements was inadequate compensation due to the nature of its portfolio, and therefore contrary to safe and sound banking practices, because (i) that bank’s actual cost of servicing exceeded the contractual servicing fee and (ii) as a result of the subordination of the servicing fee, that bank was receiving reduced or no payments for certain services. In addition, the OCC separately ordered that bank to cease extending new credit on its credit cards.

If JPMorgan Chase Bank was in economic or regulatory difficulty and servicing fees payable under the securitization agreements did not fully compensate JPMorgan Chase Bank for its actual servicing costs, a banking regulator might order JPMorgan Chase Bank to amend or rescind its securitization agreements, or to withhold amounts equal to its actual servicing costs as determined by the banking regulator. In addition, the appropriate banking regulator would have the power to order JPMorgan Chase Bank to cease extending new credit to its credit card customers. While JPMorgan Chase Bank has no reason to believe that any banking regulator would currently consider provisions relating to JPMorgan Chase Bank acting as servicer or the payment of a servicing fee to JPMorgan Chase Bank, or any other obligation of JPMorgan Chase Bank under any securitization agreements, to be unsafe or unsound or violative of any law, rule or regulation applicable to it, there can be no assurance that a banking regulator in the future would not conclude otherwise. If a banking regulator did reach such a conclusion, and ordered JPMorgan Chase Bank to rescind or amend its securitization agreements, payments to you could be delayed or reduced.

Consumer Protection Laws

The relationship of the cardholder and credit card issuer is extensively regulated by federal and state consumer protection laws. With respect to credit cards issued by JPMorgan Chase Bank, the most significant laws include the federal Truth in Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the CARD Act, Fair Debt Collections Practices Act, Electronic Funds Transfer Act, the Consumer Financial Protection Act prohibition against unfair, deceptive, and abusive acts and practices, the Federal Trade Commission Act prohibition against unfair and deceptive acts and practices, and similar state laws including each state’s statutes governing unfair and deceptive trade practices. These statutes impose disclosure requirements when a credit card account is advertised, when it is opened, at the end of monthly billing cycles, and at year end. In addition, these statutes limit customer liability for unauthorized use, prohibit discriminatory practices in connection with the extension and servicing of credit, and impose certain limitations on the type of credit card account-related charges that may be assessed. Cardholders are entitled under these laws to have payments and credits applied to the credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. Failure to comply with the laws or regulations described herein could lead to private causes of action, such as class action lawsuits, and lawsuits and other enforcement actions brought by state attorneys general or federal regulatory enforcement actions, including those brought by the CFPB.

JPMorgan Chase Bank’s consumer activities are subject to regulation under state statutes which are enforced by the attorney general or empowered agency of each state. Certain states have introduced legislation related to interchange fees, which would impact the fees that financial institutions, including JPMorgan Chase Bank, would be permitted to receive for certain transactions within a state. Where interchange fee regulation has been passed at the state level, it is subject to ongoing legal challenge.

Many states have usury laws limiting interest rates, and while federal banking laws may preempt application of these interest rates to credit extended pursuant to a credit card issued by a national bank, consumers or regulators may argue that in some circumstances (such as when the issuing bank transfers debt or receivables to a non-bank entity, including an affiliated securitization-related entity or other non-bank entity) those federal banking preemption laws do not apply. For example, the litigation in Madden v. Midland Funding, LLC, 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S. Ct. 2505 (June 27, 2016), involved a defaulted and charged off credit card loan, made by a bank, that was sold to an unaffiliated non-bank debt collector that continued to charge and attempt to collect interest at the rate charged by the bank. The borrower alleged, among other things, that the rate charged by the non-bank entity exceeded the maximum interest rates permitted under New York law. The court concluded that federal preemption generally applicable to national banks did not apply to non-bank assignees if the assignee was not acting on behalf of the bank, if the bank no longer had an interest in the loan or if application of the state law did not significantly interfere with the bank’s exercise of its federal banking powers. The OCC and the FDIC have issued rules, in part in response to the Madden decision, codifying the “valid-when-made” doctrine. The valid-when-made doctrine affirms that if the interest rate on a loan is permissible under federal banking law at the time the loan was originated, the interest rate continues to be permissible if it is sold, assigned or otherwise transferred. A federal district court rejected challenges to the OCC and FDIC rules brought by certain state attorneys general. See California et al. v. OCC (No. 4:20-cv-5200-JSW) (N.D. Cal. Feb. 8, 2022); California et al. v. FDIC (No. 4:20-cv-5860-JSW) (N.D. Cal. Feb. 8, 2022). No appeal was filed in either case before the deadline expired. It remains uncertain what deference courts will give to these final rules.

The CARD Act, as implemented by a series of implementing regulations, amended the Truth in Lending Act by mandating various new and additional standards and practices with respect to the marketing, underwriting, pricing, billing and other aspects of the consumer credit card business. Among other things, the CARD Act and the implementing rules prevent increases in the APR on outstanding balances and penalty fees except under limited circumstances, require creditors to allocate payments in excess of the minimum payment to the portion of the balance with the highest outstanding rate first, and then to remaining balances in descending interest rate order, restrict imposition of a default APR on existing balances unless an account is 60 days past due, require that the increased APR resulting from an account being 60 days past due be reduced if payments are timely made for six consecutive months after the APR increase, and require card issuers to review accounts at least every six months when an APR has been increased after January 1, 2009 to determine whether the APR should be reduced. In addition, the CARD Act and the implementing rules require penalty fees to be “reasonable” and “proportional” to the consumer’s violation of the account terms or within the safe harbor applicable thereto, and also require creditors to mail billing statements at least 21 calendar days before the payment due date, that the payment due date for a credit card account be the same calendar day each month, and if such day is a holiday or weekend, then creditors may not treat the payment as late if received on the next business day.

The future implementation of any federal and state consumer protection laws or regulations, or changes in their applicability or interpretation, may cause the amount of interest charges or fees collected by JPMorgan Chase Bank to decrease, the number of additional accounts originated to decrease and the use of credit cards to decrease. Each of these effects, independently or collectively, may reduce the yield on the pool of credit card receivables included in the issuing entity, which may result in a payout event or an early amortization event and may result in an acceleration of payment or reduced payments on your notes.

On March 5, 2024, the CFPB published a final rule that would have: (i) decreased the safe harbor dollar amount for credit card late fees to $8 and eliminated a higher safe harbor dollar amount for subsequent late payments; and (ii) eliminated the annual inflation adjustments that currently exist for the late fee safe harbor dollar amounts. The final rule did not include a requirement that late fees not exceed 25% of the consumer’s required minimum payment or impose a new mandatory 15-day grace period before a card issuer could charge late fees, both of which were contemplated in the proposed version of the rule. The final rule was challenged in litigation and, on April 14, 2025, the parties filed a joint motion for entry of consent judgment. The parties agreed that the final rule violates the CARD Act and requested that the district court enter a final judgment vacating the rule. On April 15, 2025, the district court granted the motion and entered an order vacating the rule for failure to allow card issuers to “charge penalty fees reasonable and proportional to violations” in violation of the CARD Act and Administrative Procedure Act. If the order vacating the rule were overturned, JPMorgan Chase Bank will be required to reduce late fees, resulting in a corresponding decrease in the effective yield of the credit card accounts designated to the issuing entity. In addition, a reduction in late fees could adversely impact the rate of repayment of credit card balances by cardholders, as cardholders consider the relative carrying costs of their outstanding debts and decide how to apply funds available to make payments towards those debts, including their credit card balances.

The CFPB is required to review the functioning of the consumer credit card market, which may lead to regulatory changes or increased compliance and enforcement risk. The CFPB’s review is conducted every two years as mandated by the CARD Act. The latest report, issued in October 2023, summarized information obtained from credit card issuers relating to, among other topics, applications and approvals, debt collection, and digital account servicing. In January 2025, the CFPB issued a notice seeking information for the 2025 report.

Since its creation, the CFPB has been the subject of lawsuits challenging its authority. In May 2024, in the case of Consumer Financial Protection Bureau v. Community Financial Services Association of America, Ltd. (601 U.S. 416), the U.S. Supreme Court held that the statutory authorization allowing the CFPB to draw money from the earnings of the Federal Reserve to carry out CFPB’s duties satisfies the appropriations clause of the Constitution of the United States. However, there have been legislative proposals in the United States Congress from time to time seeking to significantly reform the CFPB’s structure, authority, funding, and/or mandate. As a result, there is, and will continue to be, uncertainty regarding the future of the CFPB and the impact on the consumer credit card markets.

There have been numerous other attempts at the federal, state and local levels to further regulate the credit card industry. For instance, legislation has been proposed that would directly and indirectly restrict Interchange on credit card transactions, impose a ceiling on the rate of interest a financial institution may assess on a credit card account and require consumer lenders to abide by the interest rate limits of the state in which the consumer resides. While it is unclear whether any of these proposed legislative measures will be enacted, legislation restricting Interchange or imposing a ceiling on interest rates could result in a reduction of the yield on the pool of credit card receivables included in the issuing entity which could result in an early amortization event for the offered notes and could result in an acceleration of payment or reduced payments on your notes. See “The Notes—Redemption and Early Amortization of Notes; Early Amortization Events” and “Risk Factors—Other Legal and Regulatory Risks—Changes to consumer protection laws may impede collection efforts, alter timing and amount of collections and reduce the yield on the pool of credit card receivables which may result in acceleration of or reduction in payments on your notes.”

The Dodd-Frank Act has significantly increased the regulation of the financial services industry. This legislation, among other things: required federal regulators to adopt regulations requiring securitizers or originators to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards to be determined by regulation; required the SEC to promulgate rules requiring issuers of asset-backed securities to (i) disclose data regarding the underlying assets as determined to be necessary for investors to independently perform due diligence and (ii) perform a review of the underlying assets and disclose the nature of the review; increased oversight of credit rating agencies; required the SEC to promulgate rules generally prohibiting firms from underwriting or sponsoring a securitization that would result in a material conflict of interest with respect to investors in that securitization; restricted the interchange fees payable on debit card transactions; established the CFPB, which has broad authority to regulate the credit, savings, payment and other consumer financial products and services that JPMorgan Chase Bank and its affiliates offer; established the FSOC to oversee systemic risk, and provided regulators with the power to require companies deemed “systemically important” to sell or transfer assets and terminate activities if the regulators determine that the size or scope of activities of the company pose a threat to the safety and soundness of the company or the financial stability of the United States; increased regulation of the over-the-counter derivatives market by requiring central clearing of standardized over-the-counter derivatives, and imposing heightened supervision of over-the-counter derivatives dealers and major market participants; imposed margin requirements on derivative transactions that could significantly reduce customer appetite for such products; required banking regulators to phase out the treatment of trust preferred capital debt securities as Tier 1 capital for regulatory capital purposes; and required JPMorgan Chase Bank and its affiliates to provide a credible plan for resolution under the Bankruptcy Code, and provided sanctions that include divestiture of assets or restructuring in the event the plan is deemed insufficient.

The Department of the Treasury, FSOC, SEC, CFTC, Federal Reserve, OCC, CFPB and FDIC have engaged in, and continue to engage in, extensive rule-making mandated by the Dodd-Frank Act. For example, on November 27, 2023, the SEC adopted Rule 192 to implement Section 27B of the Securities Act of 1933, which was added by the Dodd-Frank Act. The rule prohibits certain securitization participants from engaging in any transaction that would involve or result in certain material conflicts of interest between the securitization participant and an investor in the asset-backed security. The rule applies to asset-based security sales occurring on or after June 9, 2025. In addition, on October 22, 2024, the CFPB issued a final rule to implement Section 1033 of the Dodd-Frank Act relating to consumer data rights that requires entities to make available to consumers and authorized third parties certain data relating to consumers’ transactions and accounts, establishes obligations for third parties accessing a consumer’s data, including privacy protections for that data, and provides standards for data access. The CFPB indicated at that time that a purpose of the rule is to make it easier for consumers to switch providers of financial products. The final rule is being challenged in litigation and the implementation of the rule has been stayed. In December 2025, the CFPB issued an Advance Notice of Proposed Rulemaking indicating that the CFPB will promulgate a new rule in place of the prior one. The outcome of the litigation remains uncertain and a new rule proposal is expected. It is not clear what form continued implementation of the Dodd-Frank Act will take, or how the issuing entity, Chase Card Funding or JPMorgan Chase Bank will be affected.

Pursuant to the Dodd-Frank Act, in July 2011, regulatory authority over certain federal consumer financial protection statutes was transferred to the CFPB. In addition, the CFPB was granted general authority to prevent covered persons or service providers from committing or engaging in unfair, deceptive or abusive acts or practices (“UDAAP”) under federal law in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The CFPB has applied, and is likely to continue to apply, its broad UDAAP authority to a wide range of market conduct. Certain other federal consumer financial laws including the Truth in Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, and Electronic Funds Transfer Act, are also interpreted, supervised, and enforced by the CFPB, subject to certain statutory limitations.

Under the Servicemembers Civil Relief Act, members of the military on active duty who have incurred consumer credit card debt may cap the interest rates on debts incurred before active duty at 6%. In addition, subject to judicial discretion, any action or court proceeding in which an individual in military service is involved may be stayed if the individual’s rights would be prejudiced by denial of a stay. Currently, a small portion of the accounts in the Trust Portfolio may be affected by the limitations and restrictions of the Servicemembers Civil Relief Act. JPMorgan Chase Bank does not expect that the inclusion of the receivables arising in such accounts in the Trust Portfolio will have a material effect on your interests.

Department of Defense regulations implementing the Military Lending Act of 2006 became effective for credit card products in October 2017. The Military Lending Act provides protections to servicemembers and their dependents at the time they originate certain types of consumer credit transactions. These protections include limiting interest to 36%, referred to in this prospectus as the “Military APR,” prohibiting arbitration and prepayment penalties, and requiring delivery of special disclosures before consummation of the transaction. The final rule expanded the definition of “consumer credit” to apply to a much broader range of closed-end and open-end credit products, including credit cards. The Military APR interest rate cap includes “finance charges” under Regulation Z, as well as charges defined as “interest” by the Military Lending Act, which includes service charges, renewal charges, credit insurance premiums, and ancillary products. The Military APR excludes certain “bona fide” fees if they are deemed reasonable. The revised regulation impacts JPMorgan Chase Bank’s origination practices by imposing additional requirements for credit cards issued to qualifying military borrowers and their dependents. None of the credit card accounts currently in the Trust Portfolio are subject to these regulations. However, if credit card accounts that have the benefit of the Military Lending Act provisions were to be added to the Trust Portfolio in the future, the amount of finance charge collections allocated to the notes could be negatively impacted.

The issuing entity may be liable for certain violations of consumer protection laws that apply to the related credit card receivables. A cardholder may be entitled to assert those violations by way of set-off against his or her obligation to pay the amount of credit card receivables owing. JPMorgan Chase Bank represents and warrants in the transfer and servicing agreement that all of the credit card receivables have been and will be created in compliance with the requirements of those laws. The servicer also agrees in the transfer and servicing agreement to indemnify the issuing entity, among other things, for any liability arising from those violations caused by the servicer. For a discussion of the issuing entity’s rights arising from the breach of these warranties, see “Sources of Funds to Pay the Notes—JPMorgan Chase Bank and Transferor Representations and Warranties.”

Failure to comply with the laws or regulations described above could lead to private causes of action, such as class action lawsuits, and lawsuits and other enforcement actions brought by state or federal agencies.

LITIGATION AND OTHER PROCEEDINGS

In the following description of litigation and other proceedings, all references to JPMorgan Chase Bank include JPMorgan Chase Bank as successor by merger of Chase USA.

Litigation Regarding the Sponsor and Servicer

A number of lawsuits seeking class action certification have been filed in both state and federal courts against JPMorgan Chase Bank, as well as a number of purported “mass arbitrations” in arbitral forums. These lawsuits and arbitrations challenge certain policies and practices of JPMorgan Chase Bank’s credit card business.

JPMorgan Chase Bank has defended itself against these type of claims in the past and intends to continue to do so in the future. While it is impossible to predict the outcome of any of these lawsuits and arbitrations, JPMorgan Chase Bank believes that any liability that might result from any of these lawsuits or arbitrations will not have a material adverse effect on the credit card receivables.

Litigation Regarding the Owner Trustee

On February 3, 2026, certain investors served Wilmington Trust, National Association (“WTNA”), an affiliate of Wilmington Trust Company, with a civil complaint, filed in the Supreme Court of the State of New York, County of New York, for an unspecified amount of damages arising from alleged breaches of contract and duties related to WTNA’s roles as custodian and indenture trustee for certain Tricolor Holdings, LLC asset-backed securitization transactions. The plaintiffs generally assert causes of action related to WTNA’s purported failure to comply with certain provisions related to waterfall payments, servicing transition costs and post-event of default duties and related to WTNA’s purported failure to perform certain actions as custodian with respect to the related receivables. WTNA intends to vigorously defend itself against this legal action. Wilmington Trust Company is also subject to various legal proceedings that arise from time to time in the ordinary course of business. Wilmington Trust Company does not believe that the ultimate resolution of any of the proceedings referred to herein will have a materially adverse effect on its services as owner trustee.

Industry Litigation

Groups of merchants and retail associations filed a series of class action complaints alleging that Visa and Mastercard, as well as certain banks, conspired to set the price of credit and debit card interchange fees and enacted related rules in violation of antitrust laws. In 2012, the parties initially settled the cases for a cash payment, but that settlement was reversed on appeal and remanded to the United States District Court for the Eastern District of New York (the “District Court”).

The original class action was divided into two separate actions, one seeking primarily monetary relief and the other seeking primarily injunctive relief. In September 2018, the parties to the monetary class action finalized an agreement which amends and supersedes the prior settlement agreement. Pursuant to this settlement, the defendants collectively contributed an additional $900 million to the approximately $5.3 billion previously held in escrow from the original settlement. In December 2019, the amended settlement agreement was approved by the District Court. Certain merchants appealed the District Court’s approval order, and in March 2023, the United States Court of Appeals for the Second Circuit affirmed that approval order. Based on the percentage of merchants that opted out of the amended class settlement, $700 million has been returned to the defendants from the settlement escrow in accordance with the settlement agreement. In June 2024, the District Court denied preliminary approval of a settlement of the injunctive class action in which Visa and Mastercard agreed to certain changes to their respective network rules and system-wide reductions in interchange rates for U.S.-based merchants.

Of the merchants who opted out of the damages class settlement, certain merchants filed individual actions raising similar allegations against Visa and Mastercard, as well as against JPMorgan Chase Bank and other banks. The defendants have reached settlements with the merchants who opted out representing over 90% of the combined Mastercard-branded and Visa-branded payment card sales volume. The remaining opt-out actions are pending. The parties resolved actions which were pending in the United States District Court for the Southern District of New York and that were scheduled to begin trial in April 2026. Other actions are pending in the United States District Court for the Northern District of Illinois and are scheduled for trial in September 2026.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the offered notes as of the date hereof. Unless otherwise noted, this summary deals only with offered notes that are held as capital assets by holders that acquired the notes upon original issuance at their initial offering price.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, United States Federal Income Tax Regulations (the “Treasury regulations”) promulgated thereunder, and published rulings and court decisions, all as in effect as of the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. As of the date of this prospectus, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury regulation or administrative guidance. Opinions of counsel, such as those described below, are not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts; accordingly, there can be no assurance that the IRS or a court will concur with the conclusions in this summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances, or certain types of holders subject to special treatment under U.S. federal income tax law such as:

•	financial institutions;

•	insurance companies;

•	partnerships or other pass-through entities;

•	expatriates or former long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	individual retirement accounts or other tax-deferred accounts;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	real estate investment trusts;

•	regulated investment companies;

•	persons holding notes as a position in a “straddle,” or as part of a synthetic security or “hedge,” “conversion transaction,” “constructive sale,” or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	tax-exempt organizations;

•	“passive foreign investment companies,” “controlled foreign corporations,” or “personal holding companies,” each as defined for U.S. federal income tax purposes; and

•	members of the issuing entity’s “expanded group,” as defined in Treasury regulations section 1.385-1(c)(4).

Furthermore, this summary does not address the Medicare tax on certain net investment income or tax consequences arising under the tax laws of any state, locality, or non-U.S. jurisdiction or non-income tax matters.

As used herein, the term “U.S. Holder” means a beneficial owner of an offered note that is, for U.S. federal income tax purposes,

•	a citizen or individual resident of the United States,

•	a corporation or other entity subject to tax as a corporation created or organized in, or under the laws of, the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) are authorized to control all of its substantial decisions or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used herein, the term “Non-U.S. Holder” means any beneficial owner of an offered note (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds offered notes, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding offered notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the offered notes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT AN INDEPENDENT TAX ADVISOR AS TO THE U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND ANY OTHER TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE OFFERED NOTES.

U.S. Federal Income Tax Characterizations of the Offered Notes and the Issuing Entity

At the time the offered notes are issued, Alston & Bird LLP (“Alston”), as special tax counsel to the issuing entity, will deliver an opinion to the effect that, based on and subject to the facts, assumptions, representations, and qualifications set forth therein (1) such offered notes will be characterized as debt for U.S. federal income tax purposes and (2) the issuing entity will not be classified as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

The issuing entity has agreed by entering into the indenture, and all holders will be deemed to have agreed by purchasing and holding offered notes, to treat the offered notes as debt for U.S. federal, state and local income and franchise tax purposes.

Potential Alternative Characterizations of the Notes and the Issuing Entity

If, as expected and consistent with Alston’s opinion, the offered notes are characterized as debt and the issuing entity is not classified as an association or publicly traded partnership subject to tax as a corporation for U.S. federal income tax purposes, then the issuing entity will not be subject to tax at the entity level. As noted above, however, opinions of counsel are not binding on the IRS or any court. If the IRS were to successfully challenge the treatment of all or any of the offered notes as debt for U.S. federal income tax purposes, such offered notes could be treated as equity interests in the issuing entity, in which case, the issuing entity could be treated as a publicly traded partnership subject to tax as a corporation for U.S. federal income tax purposes. In such event, payments to holders (other than interest on any offered notes respected as debt for U.S. federal income tax purposes) would generally not be deductible in computing the issuing entity’s taxable income and such taxable income would be subject to U.S. federal income tax (and any corresponding state or local taxes) at corporate tax rates. Such taxes could result in reduced payments to holders (including those holding notes that are not recharacterized as equity interests in the issuing entity). In addition, all or a portion of any payments on such offered notes would, to the extent of the issuing entity’s current and accumulated earnings and profits, be treated as dividend income to the holders, and, in the case of Non-U.S. Holders, may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as an applicable treaty may provide).

Alternatively, the issuing entity could be treated as a partnership that is not a publicly traded partnership. In such event, the partnership itself would generally not be subject to tax at the entity level; rather, the partners in any such partnership (including holders holding offered notes that are recharacterized as partnership interests for U.S. federal income tax purposes) would be subject to tax individually on their respective distributive shares of the partnership’s items of income, gain, loss, deduction, and credit. The items of income and deduction of a holder of offered notes that are recharacterized as partnership interests could differ materially in amount, timing, and characterization from those described herein. If an offered note were to be recharacterized as a partnership interest, it may not be an appropriate instrument for investment by tax exempt organizations or Non-U.S. Holders because income expected to be recognized by the issuing entity would, to a substantial extent, constitute unrelated business taxable income and income effectively connected with the conduct of a trade or business in the United States. In addition, the issuing entity could become liable for withholding taxes to the extent that items of partnership income are allocated to Non-U.S. Holders or Non-U.S. Holders dispose of offered notes recharacterized as partnership interests or equity interests in the issuing entity.

If the issuing entity were to be treated as a partnership that is not a publicly traded partnership, it would be subject to the partnership audit rules in sections 6221 through 6241 of the Code, which generally provide that adjustments to partnership-related items are determined at the partnership level and that, in the absence of a “push-out” election, taxes attributable to such adjustments will be assessed and collected at the partnership level. The issuing entity intends to take such actions as may be necessary to make a valid push-out election pursuant to which such taxes would be assessed and collected from the partnership’s partners (including holders holding offered notes recharacterized as partnership interests). There can be no assurance, however, that the issuing entity will satisfy the eligibility requirements for such an election.

Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations relating to the potential alternative characterizations of the offered notes and the issuing entity.

The issuing entity agrees, and by acquiring offered notes, each holder will be deemed to have agreed to treat the notes as debt for all U.S. federal, state, and local income and franchise tax purposes. Accordingly, the issuing entity will not attempt to satisfy the tax reporting requirements that would apply under alternative characterizations of the offered notes unless required by applicable law. Certain investors, such as Non-U.S. Holders and qualified plans should consult their tax advisors in determining the U.S. federal, state, local, and other tax consequences to them of an investment in the offered notes. The following discussion assumes that the offered notes will be treated as debt for U.S. federal income tax purposes.

U.S. Holders

Stated Interest and Original Issue Discount

Stated Interest

It is expected that the stated rate of interest on each offered note will constitute “qualified stated interest” for U.S. federal income tax purposes, generally defined as stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. Such interest will generally be includible in the gross income of a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount (“OID”)

In general, if the “stated redemption price at maturity” of a debt instrument exceeds the instrument’s “issue price” by at least a statutory de minimis threshold, the instrument will be treated as issued with OID in an amount equal to such excess. The stated redemption price at maturity of an instrument is generally equal to the sum of its stated principal amount plus all other payments thereunder, other than payments of qualified stated interest. The issue price of a debt instrument is generally the first price at which a substantial amount of the debt instruments are sold for cash, excluding sales to underwriters, placement agents, or wholesalers. Each U.S. Holder of offered notes issued with OID will be required to include such OID in gross income on an economic accrual basis before the receipt of cash attributable to that income, regardless of such U.S. Holder’s method of accounting for U.S. federal income tax purposes. Such inclusions will generally increase over time. Any OID so included will increase the U.S. Holder’s adjusted tax basis in its offered notes by an equivalent amount.

Sale, Exchange, Retirement, or Other Taxable Disposition

A U.S. Holder will generally recognize gain or loss upon the sale, exchange, retirement, or other taxable disposition of offered notes in an amount equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued stated interest not previously included in income, which will be subject to tax as ordinary income) and the U.S. Holder’s adjusted tax basis in the offered notes. A U.S. Holder’s adjusted tax basis in an offered note will generally be equal to the purchase price of the offered note, increased by any OID included in the U.S. Holder’s income prior to the disposition of the offered note, and decreased by any payments received on the offered note other than payments of stated interest. Any gain or loss recognized on a disposition of offered notes will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the offered notes exceeds one year at the time of the disposition. Long-term capital gains recognized by individuals and certain other non-corporate U.S. Holders are generally eligible for reduced rates of taxation. Deductions in respect of capital losses are subject to limitations.

Non-U.S. Holders

Interest on the Offered Notes

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on interest (including OID) received in respect of the offered notes if the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder (i) does not own, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of the issuing entity, and (ii) certifies, under penalty of perjury, as to its non-U.S. status and that no withholding is required pursuant to FATCA (discussed below) on IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate substitute or successor form).

A Non-U.S. Holder that cannot satisfy the foregoing requirements will generally be exempt from U.S. federal withholding tax with respect to interest (including OID) received in respect of the offered notes if the Non-U.S. Holder establishes that such interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable treaty so requires, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) (generally, by providing an IRS Form W-8ECI). Any such interest will generally be subject to U.S. federal income tax on a net income basis and, if the Non-U.S. Holder is a foreign corporation, may also be subject to a U.S. branch profits tax at a rate of 30% (or such lower rate as an applicable treaty may provide).

A Non-U.S. Holder that does not qualify for an exemption from U.S. federal withholding tax under the rules described above will generally be subject to withholding on interest (including OID) received in respect of the offered notes at a rate of 30% (or such lower rate as an applicable treaty may provide).

Sale, Exchange, Retirement, or Other Disposition of Offered Notes

A Non-U.S. Holder will generally not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange, retirement, or other disposition of an offered note (except to the extent such amount is attributable to accrued but unpaid interest (including OID), which will be subject to tax as interest as described above), unless (1) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable treaty so requires, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met.

Gain realized by Non-U.S. Holder described in clause (1) of the preceding paragraph will generally be subject to U.S. federal income tax on a net income basis and, if the Non-U.S. Holder is a corporation, may be subject to a U.S. branch profits tax at a rate of 30% (or such lower rate as an applicable treaty may provide). Gain realized by a Non-U.S. Holder described in clause (2) of the preceding paragraph will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as an applicable treaty may provide) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement, or other disposition of notes) exceed its capital losses allocable to U.S. sources.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act (commonly known as “FATCA”), withholding at a rate of 30% will generally apply with respect to interest payments on offered notes held by or through certain foreign financial institutions (including investment funds) unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which the offered notes are held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, interest payments on offered notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which in turn will be provided to the IRS. The issuing entity will not pay any additional amounts to Non-U.S. Holders in respect of any amounts withheld under FATCA. Prospective investors should consult their tax advisors regarding the possible implications of these rules on an investment in the offered notes.

CERTAIN ERISA AND BENEFIT PLAN CONSIDERATIONS

ERISA and Section 4975 of the Code impose restrictions on:

•	employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA;

•	plans (as defined in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans;

•

entities whose underlying assets include plan assets by reason of a plan’s investment in these entities, which may include, without limitation certain insurance company general accounts—each of the entities described in the two preceding clauses and this clause are referred to in this prospectus as a “Plan”; and

•

persons who have specified relationships to Plans which are “parties in interest” under ERISA and “disqualified persons” under the Code, which collectively are referred to in this prospectus as “Parties in Interest.”

Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code. However, these plans may be subject to substantially similar rules under applicable non-U.S., federal, state or local law or regulation, and may also be subject to the prohibited transaction rules of Section 503 of the Code.

Plan Asset Issues for an Investment in the Notes

Provisions of ERISA and the regulations issued thereunder (as modified by Section 3(42) of ERISA)— referred to in this prospectus as the “Plan Asset Rules”—provide that if a Plan makes an “equity” investment in a corporation, partnership, trust or other specified entities, the underlying assets and properties of the entity will be deemed for purposes of ERISA and Section 4975 of the Code to be assets of the investing Plan unless one or more of the exceptions set forth in the Plan Asset Rules apply. One of the exceptions set forth in the Plan Asset Rules provides that the underlying assets and properties of an entity will not be treated as assets of investing

Plans if equity participation in the entity by Plans is not significant. Equity participation in the issuing entity by Plans will not be considered “significant” for purposes of the Plan Asset Rules as long as Plans hold less than 25% of the total value of each class of equity interest in the issuing entity (excluding interests held by persons, or certain of their affiliates, that have discretionary authority or control over, or provide investment advice for a fee to, the issuing entity).

Pursuant to the Plan Asset Rules, an equity interest is any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little statutory or regulatory guidance on this subject, and there can be no assurances in this regard, because the notes (i) are expected to be treated as indebtedness under applicable local law and (ii) should not be deemed to have any “substantial equity features” at the time of the offering, the issuing entity believes that the notes should not be treated as an equity interest for purposes of the Plan Asset Rules. These conclusions are based, in part, upon the opinion described herein under “U.S. Federal Tax Considerations” that the notes will be treated as debt for U.S. federal tax purposes, and the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. Accordingly, the issuing entity believes that (i) the assets of the issuing entity are not expected to be treated as the assets of Plans investing in the notes, and (ii) since the beneficial interest in the issuing entity is held by Chase Card Funding, whose sole member is JPMorgan Chase Bank, equity participation by Plans in the issuing entity would not be “significant” for purposes of the Plan Asset Rules. It should be noted, however, that if the notes were to be treated as “equity interests” or have “substantial equity features” for purposes of the Plan Asset Rules, there can be no assurance that ownership of the notes by Plans would not be considered “significant” under ERISA and that the assets of the issuing entity would not be treated as assets of a Plan investing in the notes. If, under the Plan Asset Rules, the assets of the issuing entity are treated as if they were plan assets of a Plan invested in a note, management of, and transactions entered into by, the issuing entity would be subject to the applicable requirements of ERISA and/or Section 4975 of the Code, including the prohibited transaction rules thereunder.

Prohibited Transactions between the Plan and a Party in Interest

Without regard to the treatment of the notes as equity interests under the Plan Asset Rules, the issuing entity, JPMorgan Chase Bank and any underwriter, as a provider of services to Plans or by reason of a relationship with such a service provider, may be deemed to be Parties in Interest with respect to many Plans. For example, prohibited transactions could arise on the grounds that a Plan, by purchasing notes, engaged in a prohibited transaction with a Party in Interest. The acquisition, holding and disposition of notes (or any interest in a note) by or on behalf of one or more of these Plans could result in a prohibited transaction within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code. However, the acquisition, holding and disposition of notes (or any interest in a note) may be subject to one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and Section 4975 of the Code.

Examples of Prohibited Transaction Exemptions

Potentially applicable prohibited transaction exemptions include the following:

•

the statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, which exempts specific transactions in which a Plan receives no less, nor pays any more, than adequate consideration, involving persons who are Parties in Interest solely by reason of providing services to the Plan or solely by reason of a relationship to such a service provider;

•	Prohibited Transaction Class Exemption (“PTCE”) 90-1, which exempts specific transactions involving insurance company pooled separate accounts;

•	PTCE 95-60, which exempts specific transactions involving insurance company general accounts;

•	PTCE 91-38, which exempts specific transactions involving bank collective investment funds;

•

PTCE 84-14, which exempts specific transactions effected on behalf of a Plan by a “qualified professional asset manager” as that term is defined in the exemption, and which is referred to as a QPAM; or

•	PTCE 96-23, which exempts specific transactions effected on behalf of a Plan by an “in-house asset manager” as that term is defined in the exemption, and which is referred to as an INHAM.

Even if the conditions specified in one or more of these exemptions, or any other exemption, are met, the scope of relief provided by these exemptions may not necessarily cover all acts that might be construed as prohibited transactions in connection with a Plan’s investment in the notes.

Investment by Plan Investors

Prior to making an investment in the notes of any series, each fiduciary causing the notes to be purchased by, on behalf of or using “plan assets” of a Plan, should consider carefully, among other things, the prohibited transaction rules under ERISA and Section 4975 of the Code, and must determine whether one or more exemptions from the prohibited transaction rules is necessary, and if so whether any such exemption applies, so that the use of plan assets of the Plan to purchase and hold the notes (or any interest in a note) does not and will not constitute or otherwise result in a non-exempt prohibited transaction in violation of Section 406 or 407 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church or non-U.S. plan, a violation of any substantially similar non-U.S., federal, state or local law or regulation).

Representation

Each purchaser or transferee of notes of any series, or any beneficial interest therein, shall be deemed to have represented and warranted that either (i) it is not, and is not directly or indirectly acquiring the notes or any beneficial interest therein for, on behalf of or with any assets of, a Plan or (ii) its acquisition, holding and disposition of the notes or any beneficial interest therein does not and will not constitute or otherwise result in a non-exempt prohibited transaction in violation of Section 406 or 407 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church or non-U.S. plan, a violation of any substantially similar non-U.S., federal, state or local law). For purposes of this paragraph, references to “Plan” shall include a governmental, church or non U.S. plan.

Each purchaser and transferee of notes of any series, or any beneficial interest therein, that is, or is directly or indirectly acquiring the notes or any beneficial interest therein for, on behalf of or with any assets of, a Plan will be further deemed to represent, warrant and agree that, (i) none of the indenture trustee, the issuing entity, the transferor, the sponsor, the servicer or any other party to the transactions contemplated by this prospectus, or any of their respective affiliates (collectively, the “Transaction Parties”), has provided any investment recommendation or investment advice to the Plan, or any fiduciary or other person investing the assets of the Plan (a “Plan Fiduciary”), on which either the Plan or Plan Fiduciary has relied as a primary basis in connection with the decision to invest in the notes (or any beneficial interest therein), (ii) none of the Transaction Parties is otherwise undertaking to act as a “fiduciary,” as that term is defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Code, to the Plan or Plan Fiduciary in connection with the Plan’s acquisition of the notes (or any beneficial interest therein) and (iii) the Plan Fiduciary is exercising its own independent judgment in evaluating the transaction.

General Investment Considerations for Prospective Plan Investors in the Notes

Prior to making an investment in the notes, prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and the Code and the potential consequences of this investment with respect to their specific circumstances. Moreover, each Plan fiduciary should take into account, among other considerations:

•	whether the fiduciary has the authority to make the investment;

•	whether the investment constitutes a direct or indirect transaction with a Party in Interest;

•	the composition of the Plan’s portfolio with respect to diversification by type of asset;

•	the Plan’s funding objectives;

•	the tax effects of the investment; and

•

whether under ERISA and the general fiduciary standards of investment prudence and diversification an investment in the notes is appropriate for the Plan, including taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

The foregoing discussion is general in nature and does not address all issues that may arise under ERISA, the Code or other applicable similar laws or regulations, and should not be construed as legal advice or a legal opinion. Neither this prospectus nor the sale of notes (including interests in notes) to a Plan will be deemed, and holders by acquiring a note (or interest therein) acknowledge it is not, a recommendation or advice to purchase or hold notes, or a representation by JPMorgan Chase Bank or the underwriters, that the investment meets all relevant legal requirements or is otherwise appropriate or suitable with respect to Plans generally or any particular Plan. Purchasers of the notes (including any interest in a note) have the exclusive responsibility for ensuring that their investment in the notes (including any interest in a note) complies with the applicable fiduciary responsibility rules of ERISA, and the prohibited transaction restrictions under ERISA, the Code or applicable similar law or regulation.

Tax Consequences to Plans

In general, assuming the offered notes are debt for U.S. federal income tax purposes, interest income on notes would not be taxable to Plans that are tax-exempt under the Code, unless the notes were “debt-financed property” because of borrowings by the Plan itself. However, if, contrary to the opinion of tax counsel, for U.S. federal income tax purposes, the offered notes are equity interests in a partnership and the partnership or the master trust is viewed as having other outstanding debt, then all or part of the interest income on the offered notes would be taxable to the Plan as “debt-financed income.” Plans should consult their tax advisors concerning the tax consequences of purchasing offered notes.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The issuing entity is not, and solely after giving effect to any offering and sale of notes by the issuing entity and the application of the proceeds thereof will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly known as the “Volcker Rule.”

In reaching this conclusion, although other statutory or regulatory exemptions under the Investment Company Act and under the Volcker Rule and its related regulations may be available, the issuing entity has relied on the determinations that:

•	the issuing entity may rely on the exemption from registration under the Investment Company Act provided by Rule 3a-7 thereunder, and accordingly

•

the issuing entity does not rely on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act for its exemption from registration under the Investment Company Act and may rely on the exemption from the definition of a “covered fund” under the Volcker Rule made available to entities that do not rely solely on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act for their exemption from registration under the Investment Company Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As described in the disclosure above in “JPMorgan Chase Bank—General,” JPMorgan Chase Bank is the sponsor of, and servicer for, the issuing entity. JPMorgan Chase Bank is the sole member of Chase Card

Funding, which is the depositor into the issuing entity. JPMorgan Chase Bank is also the administrator of the issuing entity and the originator of the credit card receivables. JPMorgan Chase Bank is not an affiliate of the indenture trustee, the collateral agent, the asset representations reviewer or the owner trustee. As described in the disclosure below in “Underwriting (Plan of Distribution, Proceeds and Conflicts of Interest),” J.P. Morgan Securities LLC is an affiliate of JPMorgan Chase Bank and Chase Card Funding. J.P. Morgan Securities LLC and any of its affiliates may from time to time purchase or acquire a position in any notes and may, at its option, hold or resell those notes. J.P. Morgan Securities LLC and any of its affiliates may offer and sell previously issued notes in the course of its business as a broker-dealer. J.P. Morgan Securities LLC and any of its affiliates may act as a principal or an agent in those transactions.

The indenture trustee, the collateral agent and the owner trustee may, from time to time, engage in arm’s-length transactions with JPMorgan Chase Bank, which are distinct from their respective roles as indenture trustee, collateral agent or owner trustee, as applicable. See “The Indenture Trustee and Collateral Agent.”

UNDERWRITING (PLAN OF DISTRIBUTION, PROCEEDS AND

CONFLICTS OF INTEREST)

Subject to the terms and conditions of the underwriting agreement for the offered notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the offered notes opposite its name:

Underwriters	Principal Amount
[Underwriter A].	$	[	]
[Underwriter B]		[	]
[Underwriter C]		[	]
[Underwriter D]		[	]

Total	$	[	]

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $[     ] aggregate principal amount of the offered notes if any of the offered notes are not purchased.

The underwriters have advised the issuing entity that the several underwriters propose initially to offer the offered notes to the public at the public offering price on the cover of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [   ]% of the principal amount of the offered notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [   ]% of the principal amount.

After the public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter of the offered notes has represented and agreed that:

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered notes in, from or otherwise involving the United Kingdom; and

•

it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any offered notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity.

Further, each underwriter has, severally and not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Class [A]/[B]/[C](20[ ]-[ ]) notes to any EEA retail investor in the EEA. For the purposes of this provision the expression “EEA retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the Insurance Distribution Directive (Directive (EU) 2016/97), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the EU Prospectus Regulation.

Further, each underwriter has, severally and not jointly, represented and agreed that it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any Class [A]/[B]/[C](20[ ]-[ ]) notes to any UK retail investor in the UK. For the purposes of this provision the expression “UK Retail Investor” means a person who is either one (or both) of the following: (i) not a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as amended, “POATRs”).

This prospectus is for distribution only to, and is directed only at, persons in the UK who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (ii) are a high net worth entity or other person falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any offered notes may otherwise lawfully be communicated or caused to be communicated.

European Economic Area

Each underwriter has, severally and not jointly, represented and warranted that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to any EEA Retail Investor. For the purposes of this provision:

(i)	the expression “EEA Retail Investor” means a person in the EEA who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(b)	a customer within the meaning of the EU Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(c)	not a qualified investor as defined in Article 2 of the EU Prospectus Regulation; and

(ii)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

United Kingdom

Each underwriter has, severally and not jointly, represented and warranted that:

(i)	it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any UK Retail Investor in the UK;

(ii)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to any of JPMorgan Chase Bank, Chase Card Funding, Chase Issuance Trust, Wilmington Trust Company, CTCNA, the underwriters of the offered notes or any of their respective affiliates or any other person; and

(iii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

For the purposes of this provision:

(i)	the expression “UK Retail Investor” means a person who is either one (or both) of the following:

(a)	not a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or

(b)	not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs; and

(ii)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

In connection with the sale of the offered notes, the underwriters may engage in:

•	over-allotments, in which members of the syndicate selling the offered notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

•	stabilizing transactions, in which purchases and sales of the offered notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

•

syndicate covering transactions, in which members of the selling syndicate buy the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

•

penalty bids, by which the underwriter reclaims a selling concession from a syndicate member when any of the offered notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity and JPMorgan Chase Bank will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities. The issuing entity’s obligation to indemnify the underwriters will be limited to available finance charge collections after making all required payments and required deposits under the indenture.

The issuing entity will receive proceeds of $[    ] from the sale of the offered notes. This amount represents [   ]% of the principal amount of those notes and is net of the underwriting discount of $[    ]. The underwriting discount represents [   ]% of the principal amount of those notes. The issuing entity will apply a portion of the proceeds of this offering to make deposits to Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $[    ]. The issuing entity will pay the remaining net proceeds to Chase Card Funding.

J.P. Morgan Securities LLC is a wholly owned subsidiary of JPMorgan Chase & Co. and an affiliate of JPMorgan Chase Bank, Chase Card Funding and the issuing entity. Furthermore, as a result of this relationship, more than 5% of the net offering proceeds will be received by affiliates under common control with J.P. Morgan Securities LLC. Accordingly, J.P. Morgan Securities LLC will be subject to the applicable requirements relating to conflicts of interest set forth in Rule 5121 of the Financial Industry Regulatory Authority and may not make sales in the offering of the offered notes to any of its discretionary accounts without the specific written approval of the account holder. In addition, affiliates of JPMorgan Chase Bank, Chase Card Funding and J.P. Morgan Securities LLC may purchase all or a portion of the offered notes. Any offered notes purchased by such an affiliate may in certain circumstances be resold to an unaffiliated party at prices related to prevailing market prices at the time of such resale. In connection with such resale, such affiliate may be deemed to be participating in a distribution of the offered notes, or an agent participating in the distribution of the offered notes, and such affiliate may be deemed to be an “underwriter” of the offered notes under the Securities Act of 1933. In such circumstances any profit realized by such affiliate on such resale may be deemed to be underwriting discounts and commissions.

LEGAL MATTERS

Certain legal matters relating to the issuance of the offered notes will be passed upon for JPMorgan Chase Bank and Chase Card Funding by Alston & Bird LLP, special Delaware counsel to JPMorgan Chase Bank and Chase Card Funding. Certain legal matters relating to the federal tax consequences of the issuance of the offered notes will be passed upon for JPMorgan Chase Bank and Chase Card Funding by Alston & Bird LLP. Certain legal matters relating to the issuance of the offered notes will be passed upon for the underwriters by Chapman & Cutler LLP.

WHERE YOU CAN FIND MORE INFORMATION

The depositor of the issuing entity filed a registration statement (Registration Numbers: [    ], [    ]) relating to the offered notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, periodic reports on Form 10-D and current reports on Form 8-K, and other information about the issuing entity (Central Index Key: 0001174821) .

Any materials filed electronically with the SEC by JPMorgan Chase Bank, Chase Card Funding or the issuing entity will be available to the public on the SEC website (http://www.sec.gov).

As soon as reasonably practicable after filing with the SEC of any report made on behalf of the issuing entity, including the above-mentioned reports on Form 10-D, Form 8-K or Form 10-K, JPMorgan Chase Bank will provide on its website relating to the issuing entity (http://www.jpmorgan.com/pages/jpmc/ir/financial/abs/cc) a link for accessing that report on the SEC’s website. You may also obtain more information about JPMorgan Chase Bank on JPMorgan Chase’s website at https://www.jpmorganchase.com/corporate/investor-relations/investor-relations.htm.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference any monthly reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering of the offered notes.

The issuing entity has not included financial statements in its annual report on Form 10-K in the past and does not expect to do so in the future.

Information that we file subsequently with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information rather than any different information included in this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference in such documents), at no cost. Requests for a copy of any document should be directed to: Office of the Secretary, JPMorgan Chase Bank, N.A., 277 Park Avenue, 12th floor, New York, New York 10172, telephone: (212) 270-6000.

FORWARD-LOOKING STATEMENTS

Our disclosures in this prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, certain statements made in future SEC filings by JPMorgan Chase Bank, in press releases and in oral and written statements made by or with JPMorgan Chase Bank’s approval that are not statements of historical fact may constitute forward-looking statements. Forward-looking statements may relate to, without limitation, JPMorgan Chase Bank’s financial condition, results of operations, plans, objectives, future performance or business.

Words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “estimates” and similar expressions are intended to identify forward-looking statements but are not the only means to identify these statements.

Forward-looking statements involve risks and uncertainties. Actual conditions, events or results may differ materially from those contemplated by the forward-looking statements. Factors that could cause this difference—many of which are beyond JPMorgan Chase Bank’s control—include the following, without limitation:

•	local, regional and national business, political or economic conditions may differ from those expected;

•	the effects and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve, may adversely affect JPMorgan Chase Bank’s business;

•	the timely development and acceptance of new products and services may be different than anticipated;

•

technological changes instituted by JPMorgan Chase Bank and by persons who may affect JPMorgan Chase Bank’s business may be more difficult to accomplish or more expensive than anticipated or may have unforeseen consequences;

•	acquisitions and integration of acquired businesses or portfolios may be more difficult or expensive than anticipated;

•	the ability to increase market share and control expenses may be more difficult than anticipated;

•	competitive pressures among financial services companies may increase significantly;

•	changes in laws and regulations, particularly changes in financial services regulation, may adversely affect JPMorgan Chase Bank and its business;

•	changes in accounting policies and practices, as may be adopted by regulatory agencies and the Financial Accounting Standards Board, may affect expected financial reporting;

•	the costs, effects and outcomes of litigation may adversely affect JPMorgan Chase Bank or its business; and

•	JPMorgan Chase Bank may not manage the risks involved in the foregoing as well as anticipated.

Forward-looking statements speak only as of the date they are made. JPMorgan Chase Bank undertakes no obligation to update any forward-looking statement.

GLOSSARY OF DEFINED TERMS

“Adjusted Outstanding Dollar Principal Amount” means, at any time during a month for any series, class or tranche of notes, the outstanding dollar principal amount of all outstanding notes of that series, class or tranche, minus any funds on deposit in the principal funding subaccount for that series, class or tranche.

“APRs” has the meaning described in “JPMorgan Chase Bank’s Credit Card Portfolio—Billing and Payments.”

“Asset Representations Reviewer” has the meaning described in “Asset Representations Reviewer.”

“Available Finance Charge Collections” means, with respect to any month, the amounts to be treated as Available Finance Charge Collections as described in “Deposit and Application of Funds in the Issuing Entity—Available Finance Charge Collections.”

“Available Principal Collections” means, for any month, the sum of the Principal Collections allocated to the notes, payments for principal under any supplemental credit enhancement agreement for tranches of notes, any amounts of Available Finance Charge Collections available to cover the CHASEseries Default Amount or any deficits in the Nominal Liquidation Amount of the notes and any Shared Excess Available Principal Collections allocated to the notes.

“Bank Servicing Portfolio” means the portfolio of Visa and Mastercard revolving credit card accounts owned by JPMorgan Chase Bank and its affiliates.

“Base Rate” means, for any month, the sum of (i) the Servicing Fee Percentage and (ii) the weighted average (based on the outstanding dollar principal amount of the related notes) of the rate of interest applicable to that tranche for the related accrual period.

“Business Day” means, unless otherwise indicated, any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Wilmington, Delaware or Minneapolis, Minnesota are authorized or obligated by law, executive order or governmental decree to be closed.

“CEO Certification” has the meaning described in “Shelf Registration Eligibility Requirements— Transaction Requirements—CEO Certification.”

“CHAIT Permitted Investments” means:

•	instruments, investment property or other property consisting of:

•	obligations of, or fully guaranteed by, the United States of America;

•

time deposits, promissory notes or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state thereof, or domestic branches of foreign depository institutions or trust companies, and subject to supervision and examination by federal or state banking or depository institution authorities; provided, that at the time of the issuing entity’s investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits of that depository institution or trust company must have the highest rating from each rating agency;

•	commercial paper (including asset-backed commercial paper) having, at the time of the issuing entity’s investment, a rating in the highest rating category from each rating agency;

•	bankers’ acceptances issued by any depository institution or trust company described in the second bullet point above; and

•	investments in money market funds which have the highest rating from, or have otherwise been approved in writing by, each Note Rating Agency;

•	demand deposits in the name of the indenture trustee in any depository institution or trust company described in the second bullet point above;

•

uncertificated securities that are registered in the name of the indenture trustee upon books maintained for that purpose by the issuing entity of those securities and identified on books maintained for that purpose by the indenture trustee as held for the benefit of the noteholders, and consisting of shares of an open end diversified investment company which is registered under the Investment Company Act, and (1) which invests its assets exclusively in obligations of or guaranteed by the United States of America or any instrumentality or agency thereof having in each instance a final maturity date of less than one year from their date of purchase or other permitted investments, (2) which seeks to maintain a constant net asset value per share, (3) which has aggregate net assets of not less than $100,000,000 on the date of purchase of those shares and (4) with respect to which each Note Rating Agency that has rated any outstanding notes has confirmed in writing that the investment will not cause a reduction, qualification with negative implications or withdrawal of any then current rating of the notes; and

•

any other investment if each Note Rating Agency that has rated any outstanding notes confirms in writing that investment will not cause a reduction, qualification with negative implications or withdrawal of any then current rating of the notes.

“CHASEseries Default Amount” means, for any month, an amount equal to the product of (i) the CHASEseries Floating Allocation Percentage and (ii) the Default Amount for that month.

“CHASEseries Floating Allocation Percentage” means, for any month, a fraction:

•	the numerator of which is equal to the sum of:

•

the Nominal Liquidation Amounts of all classes or tranches of notes as of the close of business on the last day of the preceding month, or with respect to the first month for any class or tranche of notes, the initial dollar principal amount of that class or tranche, exclusive of (1) any class or tranche of notes which have been or will be paid in full during that month and (2) any class or tranche of notes which will have a Nominal Liquidation Amount of zero during that month, plus

•

the aggregate amount of any increase in the Nominal Liquidation Amount of any class or tranche of notes due to (1) the issuance of additional notes of that class or tranche during that month or (2) the release of prefunding excess amounts other than amounts that were deposited into the applicable principal funding subaccount for that class or tranche of notes during that month, and

•	the denominator of which is equal to the greater of:

•	the sum of (1) the Issuing Entity Average Principal Balance for that month, plus (2) the excess funding amount following any deposit or withdrawal on the First Note Transfer Date in that month, and

•

the sum of the numerators used to calculate the CHASEseries Noteholder Percentages for the allocation of Finance Charge Collections, the Default Amount or the Receivables Servicing Fee, as applicable, for all series of notes for that month.

“CHASEseries Noteholder Percentage” means, for any month, (1) with respect to Finance Charge Collections, the Default Amount and the Receivables Servicing Fee, the CHASEseries Floating Allocation Percentage, and (2) with respect to Principal Collections, the CHASEseries Principal Allocation Percentage.

“CHASEseries notes” means any notes issued by the issuing entity pursuant to the indenture, the indenture supplement and the applicable terms document.

“CHASEseries Principal Allocation Percentage” means, for any month, a fraction:

•	the numerator of which is equal to the sum of:

•

for any class or tranche of notes in an amortization period with respect to that month, the sum of the Nominal Liquidation Amounts of all such classes or tranches of notes as of the close of business on the day prior to the commencement of the most recent amortization period for that class or tranche exclusive of (1) any class or tranche of notes which will be paid in full during that month and (2) any class or tranche of notes which will have a Nominal Liquidation Amount of zero during that month, plus

•

for all other classes or tranches of notes outstanding the sum of (1) the Nominal Liquidation Amount of those classes and tranches of notes, as of the close of business on the last day of the immediately preceding month, or with respect to the first month for any class or tranche of notes, the initial dollar principal amount of that class or tranche plus (2) the aggregate amount of any increase in the Nominal Liquidation Amount of any class or tranche due to (a) the issuance of additional notes of that class or tranche during that month or (b) the release of prefunding excess amounts, other than amounts that were deposited into the applicable principal funding subaccount for that class or tranche of notes during that month, and

•	the denominator of which is equal to the greater of:

•	the sum of (1) the Issuing Entity Average Principal Balance for that month, plus (2) the excess funding amount following any deposit or withdrawal on the First Note Transfer Date in that month and

•	the sum of the numerators used to calculate the CHASEseries Noteholder Percentages for the allocation of Principal Collections for all series of notes for that month.

“Class A Unused Subordinated Amount of Class B notes” means, with respect to any tranche of Class A notes, for any date, an amount equal to the Class A required subordinated amount of Class B notes minus the Class A Usage of Class B Required Subordinated Amount, each as of that date.

“Class A Unused Subordinated Amount of Class C notes” means, with respect to any tranche of Class A notes, for any date, an amount equal to the Class A required subordinated amount of Class C notes minus the Class A Usage of Class C Required Subordinated Amount, each as of that date.

“Class A Usage of Class B Required Subordinated Amount” means, with respect to any tranche of outstanding Class A notes, (A) on the date of issuance of that tranche and on each date to but not including the initial First Note Transfer Date for that tranche, zero, and (B) on each date in the period from and including the initial First Note Transfer Date for that tranche to but not including the second First Note Transfer Date for that tranche, the sum of the amounts listed below and, (C) on each date in the period from and including the second or any subsequent First Note Transfer Date for that tranche to but not including the next succeeding First Note Transfer Date, the Class A Usage of Class B Required Subordinated Amount as of the close of business on the prior First Note Transfer Date plus the sum of the amounts listed below (in each case, that amount may not exceed the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes after giving effect to the previous clauses, if any):

(1)

an amount equal to the product of a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes, as of the close of business on the last day of the prior month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class B notes, as of the close of business on the last day of the prior month, and the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated to Class B notes which did not result in a Class A Usage of Class C Required Subordinated Amount for that tranche of Class A notes on that First Note Transfer Date; plus

(2)	the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated to that tranche of Class A notes and then reallocated to Class B notes on that First Note Transfer Date; plus

(3)

the amount of Available Principal Collections reallocated on that First Note Transfer Date to the interest funding subaccount for that tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount for that tranche of Class A notes on that First Note Transfer Date; plus

(4)

the amount of Available Principal Collections reallocated to pay any amount to the servicer for that tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount for that tranche of Class A notes on that First Note Transfer Date; minus

(5)

the amount—which will not exceed the Class A Usage of Class B Required Subordinated Amount for that tranche of Class A notes after giving effect to the amounts computed in items (1) through (4) above—equal to the sum of:

(A)	the product of:

•

a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount for that tranche of Class A notes, prior to giving effect to the reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on that First Note Transfer Date, and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class B notes, prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on that First Note Transfer Date, times

•	the aggregate amount of the Nominal Liquidation Amount Deficits of all tranches of Class B notes which are reimbursed on that First Note Transfer Date, plus

(B)

if the aggregate Class A Usage of Class B Required Subordinated Amount for all tranches of Class A notes, prior to giving effect to any reimbursement of Nominal Liquidation Amount Deficits for any tranches of any Class B notes on that First Note Transfer Date, exceeds the aggregate Nominal Liquidation Amount Deficits for all tranches of Class B notes, prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on that First Note Transfer Date, the product of:

•

a fraction, the numerator of which is the amount of such excess and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class C notes, prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on that First Note Transfer Date, times

•	the aggregate amount of the Nominal Liquidation Amount Deficits for all tranches of Class C notes which are reimbursed on that First Note Transfer Date, times

•

a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount for that tranche of Class A notes, prior to giving effect to that reimbursement, and the denominator of which is the Class A Usage of Class B Required Subordinated Amount for all tranches of Class A notes, prior to giving effect to that reimbursement.

“Class A Usage of Class C Required Subordinated Amount” means, with respect to any tranche of outstanding Class A notes, (A) on the date of issuance of that tranche and on each date to but not including the initial First Note Transfer Date for that tranche, zero, and (B) on each date in the period from and including the initial First Note Transfer Date for that tranche to but not including the second First Note Transfer Date for that tranche, the sum of the amounts listed below and (C) on each date in the period from and including the second or any subsequent First Note Transfer Date for that tranche to but not including the next succeeding First Note Transfer Date, the Class A Usage of Class C Required Subordinated Amount as of the close of business on the prior First Note Transfer Date plus the sum of the amounts listed below (in each case, that amount will not exceed the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes after giving effect to the previous clauses, if any):

(1)	an amount equal to the product of:

•

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class C notes, as of the close of business on the last day of the preceding month, times

•	the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated on that First Note Transfer Date to Class C notes; plus

(2)	the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated to that tranche of Class A notes and then reallocated on that First Note Transfer Date to Class C notes; plus

(3)	an amount equal to the product of:

•

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class B notes, as of the close of business on the last day of the preceding month, times

•	the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated on that First Note Transfer Date to Class B notes; plus

(4)

the amount of Available Principal Collections reallocated on that First Note Transfer Date that will be deposited in the interest funding subaccount for that tranche of Class A notes on the applicable Note Transfer Date; plus

(5)	an amount equal to the product of:

•

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class B notes, as of the close of business on the last day of the preceding month, times

•

the amount of Available Principal Collections reallocated on that First Note Transfer Date that will be deposited in the interest funding subaccount for any tranche of Class B notes on the applicable Note Transfer Date; plus

(6)	the amount of Available Principal Collections reallocated to pay any amount to the servicer for that tranche of Class A notes on that First Note Transfer Date; plus

(7)	an amount equal to the product of:

•

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class B notes, as of the close of business on the last day of the preceding month, times

•	the amount of Available Principal Collections reallocated on that First Note Transfer Date to pay any amount to the servicer for any tranche of Class B notes on that First Note Transfer Date; minus

(8)

an amount—which will not exceed the Class A Usage of Class C Required Subordinated Amount for that tranche of Class A notes after giving effect to the amounts computed in items (1) through (7) above—equal to the product of:

•

a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount for that tranche of Class A notes, prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on that First Note Transfer Date, and the denominator of which is the aggregate Nominal Liquidation Amount Deficits, prior to giving effect to that reimbursement, of all tranches of Class C notes, times

•	the aggregate Nominal Liquidation Amount Deficits of all tranches of Class C notes which are reimbursed on that First Note Transfer Date.

“Class B Unused Subordinated Amount of Class C notes” means, with respect to any tranche of Class B notes, for any date, an amount equal to the Class B required subordinated amount of Class C notes minus the Class B Usage of Class C Required Subordinated Amount, each as of that date.

“Class B Usage of Class C Required Subordinated Amount” means, with respect to any tranche of outstanding Class B notes, (A) on the date of issuance of that tranche and on each date to but not including the initial First Note Transfer Date for that tranche, zero, and (B) on each date in the period from and including the initial First Note Transfer Date for that tranche to but not including the second First Note Transfer Date for that tranche, the sum of the amounts listed below and, (C) on each date in the period from and including the second or any subsequent First Note Transfer Date for that tranche to but not including the next succeeding First Note Transfer Date, the Class B Usage of Class C Required Subordinated Amount as of the close of business on the preceding First Note Transfer Date plus the sum of the following amounts (in each case, that amount will not exceed the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes after giving effect to the previous clauses, if any):

(1)	an amount equal to the product of:

•

a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class C notes, as of the close of business on the last day of the preceding month, and

•	the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated on that First Note Transfer Date to Class C notes; plus

(2)	an amount equal to the product of:

•

a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B notes, as of the close of business on the last day of the preceding month, times

•

the sum of (i) the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated on that First Note Transfer Date to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class C Required Subordinated Amount, and (ii) the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated on that First Note Transfer Date to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class B Required Subordinated Amount; plus

(3)

the amount of charge-offs for any uncovered CHASEseries Default Amount initially allocated to that tranche of Class B notes, and then reallocated on that date to the Class C notes on that First Note Transfer Date; plus

(4)	an amount equal to the product of:

•

a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class B notes, as of the close of business on the last day of the preceding month, times

•

the amount of Available Principal Collections reallocated on that First Note Transfer Date that will be deposited in the interest funding subaccount for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes on the applicable Note Transfer Date for that tranche of Class A notes; plus

(5)

the amount of Available Principal Collections reallocated on that First Note Transfer Date that will be deposited in the interest funding subaccount for that tranche of Class B notes on the applicable Note Transfer Date for that tranche of Class B notes; plus

(6)	an amount equal to the product of:

•

a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B notes, as of the close of business on the last day of the preceding month, and the denominator of which is the aggregate Nominal Liquidation Amount of all tranches of Class B notes, as of the close of business on the last day of the preceding month, times

•

the amount of Available Principal Collections reallocated on that First Note Transfer Date to pay any amount to the servicer for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes; plus

(7)	the amount of Available Principal Collections reallocated to pay any amount to the servicer for that tranche of Class B notes on that First Note Transfer Date; minus

(8)	an amount—which will not exceed the Class B Usage of Class C Required Subordinated Amount after giving effect to the amounts computed in items (1) through (7) above—equal to the product of:

•

a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount for that tranche of Class B notes, prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on that First Note Transfer Date, and the denominator of which is the aggregate Nominal Liquidation Amount Deficits of all tranches of Class C notes, prior to giving effect to that reimbursement; times

•	the aggregate Nominal Liquidation Amount Deficits of all tranches of Class C notes which are reimbursed on that First Note Transfer Date.

[“Class C Reserve Account Percentage” means, for any monthly period, (i) 1.50%, if the three-month average excess spread percentage for such monthly period is greater than or equal to 4.50%, (ii) 2.50%, if the three-month average excess spread percentage for such monthly period is less than 4.50% and greater than or equal to 4.00%, (iii) 3.00%, if the three-month average excess spread percentage for such monthly period is less than 4.00% and greater than or equal to 3.50%, (iv) 4.00%, if the three-month average excess spread percentage for such monthly period is less than 3.50% and greater than or equal to 3.00%, (v) 5.50%, if the three-month average excess spread percentage for such monthly period is less than 3.00% and greater than or equal to 2.50%, (vi) 6.50%, if the three-month average excess spread percentage for such monthly period is less than 2.50% and greater than or equal to 2.00% and (vii) 7.00%, if the three-month average excess spread percentage for such monthly period is less than 2.00%.]

“Commercial Arbitration Rules” means the Commercial Arbitration Rules of the American Arbitration Association amended and effective June 1, 2009.

“Commercial Mediation Rules” means the Commercial Mediation Rules of the American Arbitration Association, as in effect from time to time.

“Conversion Date” has the meaning described in “Material Legal Aspects of the Credit Card Receivables—Transfer of Credit Card Receivables.”

“Default Amount” means, for any month, with respect to credit card receivables in the issuing entity, an amount, which may not be less than zero, equal to (1) the aggregate amount of principal receivables, other than Ineligible Receivables, in each Defaulted Account that became a Defaulted Account during that month, on the day that revolving credit card account became a Defaulted Account, minus (2) the aggregate amount of Recoveries received in that month.

“Defaulted Accounts” means revolving credit card accounts, the credit card receivables of which have been written off as uncollectible by the applicable servicer.

“Delaware UCC” means the Uniform Commercial Code as in effect from time to time in the State of Delaware.

“Delinquency Trigger” has the meaning described in “Shelf Registration Eligibility Requirements— Transaction Requirements—Asset Review—Delinquency Trigger.”

“Delinquency Trigger Breach” has the meaning described in “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review—Asset Representations Review.”

“Determination Date” means the Business Day before the First Note Transfer Date for a series in a month.

“DISC” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the United Kingdom—Prohibition on Sales to UK Retail Investors.”

“EEA” has the meaning described in “Important Notice About Information Presented in This Prospectus— Notice to Residents of the European Economic Area.”

“Electronic Funds Transfer Act” means 15 U.S.C. §§ 1693 et seq. as amended from time to time.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“EU” means the European Union.

“EU Insurance Distribution Directive” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the European Economic Area.”

“EU PRIIPs Regulation” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the European Economic Area.”

“EU Prospectus Regulation” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the European Economic Area.”

“EU Securitization Regulation” has the meaning described in “Important Notice About Information Presented in This Prospectus—EU Securitization Regulation and UK Securitization Framework.”

“EUWA” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the United Kingdom.”

“Excess Spread Percentage” means, with respect to the notes for any month, as determined on each Determination Date, the amount, if any, by which the Portfolio Yield for that month exceeds the Base Rate for that month.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, 15 U.S.C. § 1681, as amended.

“Fair Debt Collection Practices Act” means the Fair Debt Collection Practices Act, 15 U.S.C. §§ 1692, as amended.

“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Financial Institutions Examination Council” means that agency of the federal government created pursuant to 12 United States Code chapters 34 and 34A, as amended.

“Federal Reserve” means the Board of Governors of the Federal Reserve System of the United States.

“Finance Charge Collections” means, for any month, the sum of (1) with respect to credit card receivables designated for inclusion in the issuing entity, all collections received by the servicer on behalf of the issuing entity of finance charge receivables (including collections of discount receivables and Recoveries received for that month to the extent those Recoveries exceed the aggregate amount of principal receivables (other than Ineligible Receivables) in Defaulted Accounts that became Defaulted Accounts with respect to that month), and (2) any amounts received by the issuing entity which are designated as Finance Charge Collections. Finance Charge Collections with respect to any month will include the amount of Interchange (if any) deposited into the applicable collection account on the First Note Transfer Date following that month.

“First Note Transfer Date” means, for any month, the initial Note Transfer Date for any series, class or tranche of notes in that month.

“FSMA” has the meaning described in “Important Notice About Information Presented in This Prospectus—EU Securitization Regulation and UK Securitization Framework.”

“Ineligible Receivable” means a credit card receivable which has been transferred to the issuing entity which fails to meet one or more of the representations or warranties contained in the transfer and servicing agreement.

“Insurance Distribution Directive” means Directive (EU) 2016/97 of the European Parliament and of the Council of 20 January 2016 on insurance distribution.

“Interchange” has the meaning described in “JPMorgan Chase Bank’s Credit Card Portfolio— Interchange.”

“Interest Payment Date” means, for any series, class or tranche of notes, any date on which a payment in respect of interest is to be made.

“Issuing Entity Average Principal Balance” means, with respect to the issuing entity, (1) for any month in which no addition of revolving credit card accounts, removal of revolving credit card accounts or exercise of the discount option occurs, the principal receivables at the close of business on the last day of the prior month and (2) for any month in which one or more additions of revolving credit card accounts, removals of revolving credit card accounts or exercising of the discount option occurs, the sum of:

•	the product of:

•	the principal receivables in the issuing entity as of the close of business on the last day of the prior month, times

•

a fraction, (a) the numerator of which is the number of days from and including the first day of that month to but excluding the initial date on which revolving credit card accounts were added or removed or the discount option was exercised during that month and (b) the denominator of which is the number of days in that month; and

•	the product of:

•

the principal receivables in the issuing entity as of the close of business on the initial date on which revolving credit card accounts were added or removed or the discount option was exercised during that month, after giving effect to that addition, removal or discount, as the case may be, times

•

a fraction, (a) the numerator of which is the number of days from and including the initial date on which revolving credit card accounts were added or removed or the discount option was exercised during that month, as the case may be, to but excluding the next subsequent date on which revolving credit card accounts were added or removed or the discount option was exercised during that month or, if no next subsequent date occurs in that month, to and including the last day of that month and (b) the denominator of which is the number of days in that month; and

•	for each subsequent date on which revolving credit card accounts are added or removed or the discount option is exercised in that month, the product of:

•

the principal receivables in the issuing entity at the close of business on the date of that addition, removal or discount, after giving effect to that addition, removal or discount, as the case may be, times

•

a fraction, (a) the numerator of which is the number of days from and including the date of that addition, removal or discount, as the case may be, in that month to but excluding the next subsequent date on which revolving credit card accounts are added or removed or the discount option is exercised or, if no next subsequent date occurs in that month, to and including the last day of that month and (b) the denominator of which is the number of days in that month.

“Issuing Entity Eligible Account” means, for the issuing entity, each revolving credit card account which meets the following requirements as of the date that credit card account is selected for inclusion in the issuing entity:

•	which is a revolving credit card account in existence and maintained with JPMorgan Chase Bank or an affiliate;

•	which is payable in United States dollars;

•	which has an obligor who has provided, as his or her most recent billing address, an address located in the United States or its territories or possessions or a military address;

•	which has an obligor who has not been identified by the servicer in its computer files as being involved in a voluntary or involuntary bankruptcy proceeding;

•	which has not been classified by the servicer in its computer files as cancelled, counterfeit, deleted, fraudulent, stolen or lost;

•	which does not have credit card receivables which are at the time of transfer sold or pledged to any other party (except pursuant to the transaction documents);

•

which has not been charged-off by the servicer in its customary and usual manner for charging-off revolving credit card accounts as of their date of designation for inclusion in the issuing entity; and

•	which has an obligor who has not been identified by the servicer in its computer files as being deceased.

“Issuing Entity Eligible Receivable” means, for the issuing entity, each credit card receivable:

•	which has arisen in a revolving credit card account which was an Issuing Entity Eligible Account as of the date that credit card account was selected for inclusion in the issuing entity;

•

which was created in compliance, in all material respects, with all requirements of law applicable to JPMorgan Chase Bank, and pursuant to a credit card agreement which complies in all material respects with all requirements of law applicable to JPMorgan Chase Bank;

•

with respect to which all consents, licenses or authorizations of, or registrations with, any governmental authority required to be obtained or given by JPMorgan Chase Bank in connection with the creation of that credit card receivable or the execution, delivery, creation and performance by JPMorgan Chase Bank of the related credit card agreement have been duly obtained or given and are in full force and effect as of the date of the creation of that credit card receivable;

•

as to which at the time of the transfer of that credit card receivable to the issuing entity, the transferor or the issuing entity has good and marketable title to that credit card receivable, free and clear of all liens occurring under or through the transferor or any of its affiliates, other than certain tax liens for taxes not then due or which JPMorgan Chase Bank is contesting;

•

which is the legal, valid and binding payment obligation of the related obligor, legally enforceable against that obligor in accordance with its terms, subject to certain insolvency-related exceptions;

•	which constitutes an “account” under and as defined in Article 9 of the UCC; and

•

which, for so long as any notes issued prior to January 20, 2016 remain outstanding, is not subject to any setoff, right of rescission, counterclaim, or other defense, including the defense of usury, other than defenses arising out of applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights in general.

“Issuing Entity Interchange Amount” has the meaning described in “JPMorgan Chase Bank’s Credit Card Portfolio—Interchange.”

“Issuing Entity Receivables” means the credit card receivables transferred to the issuing entity arising in the revolving credit card accounts owned by JPMorgan Chase Bank or an affiliate designated to have their receivables transferred to the issuing entity.

“Issuing Entity Recoveries” has the meaning described in “JPMorgan Chase Bank’s Credit Card Portfolio—Recoveries.”

“Issuing Entity Servicer Default” has the meaning described in “Servicing of the Receivables— Resignation and Removal of the Servicer; Issuing Entity Servicer Default.”

“Issuing Entity Tax Opinion” means, with respect to any action, an opinion of counsel to the effect that, for U.S. federal income tax purposes (a) such action will not cause any outstanding series, class or tranche of notes that was characterized as debt at the time of its issuance to be characterized as other than debt, (b) such action will not cause the issuing entity to be treated as an association or publicly traded partnership taxable as a corporation and (c) such action will not cause or constitute an event in which gain or loss would be recognized by any holder of any of those notes previously characterized as debt at the time of issuance.

“Mediation Rules” has the meaning described in “Shelf Registration Eligibility Requirements— Transaction Requirements—Dispute Resolution Provision—Mediation or Non-Binding Arbitration.”

“Merger Date” has the meaning described in “Important Notice About Information Presented in This Prospectus.”

“MiFID II” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the European Economic Area.”

“Military Lending Act” means 10 U.S.C. 987, as amended from time to time.

“Minimum Pool Balance” has the meaning described in “Sources of Funds to Pay the Notes— Minimum Pool Balance.”

“Monthly Interest Accrual Date” means, with respect to any outstanding class or tranche of notes:

•	each interest payment date for that class or tranche, and

•

for any month in which no interest payment date occurs, the date in that month corresponding numerically to the next interest payment date for that class or tranche, or, if the next interest payment date is later than it otherwise would have been because that interest payment date would have fallen on a day that is not a Business Day, the date in that month corresponding numerically to the date on which the interest payment date would have fallen had it been a Business Day for that tranche; provided, that:

•	for the month in which a class or tranche of notes is issued, the date of issuance of that class or tranche will be the first Monthly Interest Accrual Date for that month for that tranche;

•

any date on which proceeds from a sale of credit card receivables included in the issuing entity following an event of default and acceleration of any class or tranche of notes are deposited into the interest funding subaccount for that class or tranche will be a Monthly Interest Accrual Date for that tranche;

•	if there is no numerically corresponding date in that month, then the Monthly Interest Accrual Date will be the last Business Day of that month; and

•

if the numerically corresponding date in that month is not a Business Day, then the Monthly Interest Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Interest Accrual Date will be the last Business Day of the earlier month.

“Monthly Principal Accrual Date” means, with respect to any outstanding class or tranche of notes:

•

for any month in which the scheduled principal payment date occurs for that class or tranche, that scheduled principal payment date, or if that day is not a Business Day, then the next following Business Day, and

•

for any month in which no scheduled principal payment date occurs for that class or tranche, the date in that month corresponding numerically to the scheduled principal payment date, or, if the scheduled principal payment date is later than it otherwise would be because the scheduled principal payment date would have fallen on a day that is not a Business Day the date in that month corresponding numerically to the date on which the scheduled principal payment date would have fallen had it been a Business Day for that class or tranche; but:

•

any date on which prefunding excess amounts are released from any principal funding account or applicable principal funding subaccount on or after the scheduled principal payment date for that class or tranche will be a Monthly Principal Accrual Date for that tranche;

•

any date on which proceeds from a sale of credit card receivables included in the issuing entity following an event of default and acceleration of that class or tranche are deposited into the principal funding account or applicable principal funding subaccount for that tranche will be a Monthly Principal Accrual Date for that tranche;

•	if there is no numerically corresponding date in that month, then the Monthly Principal Accrual Date will be the last Business Day of the month; and

•

if the numerically corresponding date in that month is not a Business Day, the Monthly Principal Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Principal Accrual Date will be the last Business Day of the earlier month.

“New York Courts” has the meaning described in “Shelf Registration Eligibility Requirements— Transaction Requirements—Dispute Resolution Provision—Litigation; Submission to Jurisdiction; Jury Trial Waiver.”

“Nominal Liquidation Amount” has the meaning described in “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.”

“Nominal Liquidation Amount Deficit” means, with respect to any tranche of notes, the Adjusted Outstanding Dollar Principal Amount of that tranche minus the Nominal Liquidation Amount of that tranche.

“Note Rating Agency” means, with respect to each series, class or tranche of notes, each statistical rating agency selected by the issuing entity to rate such notes; provided, that any reference to each note rating agency shall only apply to any specific note rating agency if that note rating agency is then rating any outstanding series, class or tranche of notes.

“Note Transfer Date” means, for any series, class or tranche of notes:

(i)	the Business Day prior to:

(a)	the Payment Date for that series, class or tranche of notes; or

(b)

for any month in which no Payment Date occurs for that series, class or tranche of notes, the date in that month corresponding numerically to the next Payment Date (without regard to whether or not such Payment Date is a Business Day) for such series, class or tranche of notes, provided that (1) if there is no such numerically corresponding date, such date shall be the last Business Day of such month, or (2) if such numerically corresponding date is not a Business Day, the date will be the immediately preceding Business Day; or

(ii)	such other date as shall be specified in the applicable indenture supplement or terms document for such series, class or tranche of notes.

“NRSRO” means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Securities Exchange Act.

“OID” means the original issue discount.

“OCC” means the Office of the Comptroller of the Currency.

“Payment Date” means, with respect to any series, class or tranche of notes, the applicable Principal Payment Date or Interest Payment Date.

“POATRs” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the United Kingdom.”

“Pool Balance” has the meaning described in “Sources of Funds to Pay the Notes—Minimum Pool Balance.”

“Portfolio Yield” means, for any month, the annualized percentage equivalent of a fraction:

•	the numerator of which is equal to the sum of:

•	Finance Charge Collections; plus

•	the investment earnings, if any, on amounts on deposit in the collection account and the excess funding account allocated to notes for that month; plus

•	the aggregate amount of interest funding subaccount earnings for all tranches of notes for that month; plus

•

any amounts to be treated as Available Finance Charge Collections remaining in any interest funding subaccounts after a sale of credit card receivables included in the issuing entity during that month, as described in “Sources of Funds to Pay the Notes— Sale of Assets;” minus

•

the excess, if any, of the shortfalls in the investment earnings on amounts in any principal funding subaccounts for all tranches of notes for that month over any Segregated Finance Charge Collections for that month available to cover those shortfalls as described in “Deposit and Application of Funds in the Issuing Entity—Segregated Finance Charge Collections;” minus

•	the CHASEseries Default Amount for that month; and

•	the denominator of which is the numerator used in the calculation of the CHASEseries Floating Allocation Percentage for that month.

“Principal Collections” means, for any month, for credit card receivables designated for inclusion in the issuing entity, all collections other than those designated as Finance Charge Collections on revolving credit card accounts designated for that month.

“Principal Payment Date” means, for any series, class or tranche of notes, any date on which a payment in respect of principal is to be made.

“PRM” has the meaning described in “Important Notice About Information Presented in This Prospectus—Notice to Residents of the United Kingdom.”

“PTCE” has the meaning described in “Certain ERISA and Benefit Plan Considerations—Prohibited Transactions between the Plan and a Party in Interest—Examples of Prohibited Transaction Exemptions.”

“Receivables Servicing Fee” means, for any month, one-twelfth of the product of (1) the Receivables Servicing Fee Percentage and (2) the Issuing Entity Average Principal Balance for that month.

“Receivables Servicing Fee Percentage” means, 1.50% for so long as JPMorgan Chase Bank, National Association is the servicer, or 2.00% if JPMorgan Chase Bank, National Association is no longer the servicer.

“Recoveries” has the meaning described in “JPMorgan Chase Bank’s Credit Card Portfolio— Recoveries.”

“Regulation AB” means subpart 229.1100—Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100—229.1125, and all related rules and regulations of the SEC, as such rules may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

“Regulation AB II” means the revisions to Regulation AB published in the Federal Register on September 24, 2014.

“Regulation Z” means the regulations, all amendments thereto and official interpretations thereof (12 C.F.R., Part 226) issued by the Board of Governors of the Federal Reserve.

“Repurchase Notice” has the meaning described in “Sources of Funds to Pay the Notes—JPMorgan Chase Bank and Transferor Representations and Warranties—Transfer of Ineligible Receivables.”

“Repurchase Request” has the meaning described in “Sources of Funds to Pay the Notes—JPMorgan Chase Bank and Transferor Representations and Warranties—Transfer of Ineligible Receivables—Removal After Cure Period.”

“Requesting Party” has the meaning described in “Shelf Registration Eligibility Requirements— Transaction Requirements—Dispute Resolution Provision.”

“Required Transferor Amount” means, for any month, the product of (1) with respect to any date of determination, the aggregate outstanding dollar amount of receivables in the issuing entity that are principal receivables as of the close of business on the last day of that month and (2) the Required Transferor Amount Percentage.

“Required Transferor Amount Percentage” means 5% or such other percentage as will be designated from time to time by the servicer, but, if that other percentage is less than 5%, the servicer must have provided to the indenture trustee and the collateral agent (A) an Issuing Entity Tax Opinion, and (B) written confirmation from each Note Rating Agency that has rated any outstanding notes that the change will not result in the reduction, qualification with negative implications or withdrawal of its then-current rating of any outstanding notes.

“Requisite Petition Percentage” has the meaning described in “Shelf Registration Eligibility Requirements—Transaction Requirements—Asset Review—Voting Procedure for Asset Representations Review.”

“Resolution Trust Corporation” means the corporation created pursuant to United States Code, title 12, section 1811 et seq., or its subsidiaries or assignees.

“Responding Party” has the meaning described in “Shelf Registration Eligibility Requirements— Transaction Requirements—Dispute Resolution Provision.”

“Scheduled Principal Payment Date” means, for any series, class or tranche of notes, the date on which the stated principal amount of that series, class or tranche is expected to be repaid.

“SEC” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended.

“Segregated Finance Charge Collections” has the meaning described in “Deposit and Application of Funds in the Issuing Entity—Segregated Finance Charge Collections.”

“Seller’s Interest,” for purposes of compliance with U.S. Risk Retention Requirements, means an asset-backed security interest or interests (1) collateralized by the securitized assets and servicing assets owned or held by the issuing entity, other than the following that are not considered a component of Seller’s Interest: (i) servicing assets that have been allocated as collateral only for a specific series in connection with administering the revolving pool securitization, such as a principal accumulation or interest reserve account; and (ii) assets that are not eligible under the terms of the securitization transaction to be included when determining whether the revolving pool securitization holds aggregate securitized assets in specified proportions to aggregate outstanding investor asset-backed security interests issued; (2) that is pari passu with each series of investor asset-backed security interests issued, or partially or fully subordinated to one or more series in identical or varying amounts, with respect to the allocation of all distributions and losses with respect to the securitized assets prior to early amortization of the revolving securitization (as specified in the securitization transaction documents); and (3) that adjusts for fluctuations in the outstanding principal balance of the securitized assets in the pool.

“Servicing Fee” means, for any month, the product of (1) the Receivables Servicing Fee for that month and (2) the CHASEseries Floating Allocation Percentage for that month.

“Servicing Fee Percentage” means, for any month, the annualized percentage equivalent of a fraction, the numerator of which is the Servicing Fee and the denominator of which is the Nominal Liquidation Amount used in the calculation of the CHASEseries Floating Allocation Percentage for that month.

“Shared Excess Available Finance Charge Collections” means, for any month, as of the related Determination Date, with respect to any series of notes in Shared Excess Available Finance Charge Collections Group A, the sum of (1) the amount of Available Finance Charge Collections with respect to that month, available after application to cover targeted deposits to the interest funding account, payment of the Servicing Fee and application to cover any unfunded CHASEseries Default Amount or any deficits in the Nominal Liquidation Amount of the notes, targeted deposits to the Class C reserve account, if applicable, and any other payments in respect of CHASEseries notes and (2) the Finance Charge Collections remaining after all required payments and deposits from all other series identified as belonging to Shared Excess Available Finance Charge Collections Group A which the applicable indenture supplements for those series specify are to be treated as “Shared Excess Available Finance Charge Collections.”

“Shared Excess Available Finance Charge Collections Group A” means the various series of notes— which will include the CHASEseries notes—that may be designated as a single group for the purpose of sharing Shared Excess Available Finance Charge Collections.

“Shared Excess Available Principal Collections” means, for any month, the sum of (1) with respect to the notes, the amount of Available Principal Collections remaining after all required applications of those amounts described in “Deposit and Application of Funds in the Issuing Entity—Application of Available Principal Collections,” (2) with respect to any series of notes other than the CHASEseries, the Principal Collections allocated to that series of notes remaining after all required payments and deposits that are specified to be treated as “Shared Excess Available Principal Collections” in the applicable indenture supplement, and (3) the aggregate amount on deposit in the excess funding account following any deposit or withdrawal made during that month as described in “Sources of Funds to Pay the Notes—Issuing Entity Bank Accounts.”

“Transferor Amount” means, for any month, an amount equal to (1) the Pool Balance for that month minus (2) the aggregate Nominal Liquidation Amount of all notes as of the close of business on the last day of that month.

“Transferor Certificate” means (1) the certificate representing the Transferor Amount or (2) the uncertificated interest in the issuing entity comprising the Transferor Amount.

“Transferor Percentage” means, for any month, 100% minus the sum of the aggregate CHASEseries Noteholder Percentage of all series outstanding with respect to Principal Collections, Finance Charge Collections, the Receivables Servicing Fee or the Default Amount, as applicable.

“Trust Portfolio” means the revolving credit card accounts and any additional accounts selected from the Bank Servicing Portfolio to have their receivables included in the issuing entity based on eligibility criteria included in the receivables purchase agreement and the transfer and servicing agreement.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“UCC” means the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

“UCITS” means Undertakings for Collective Investment in Transferable Securities (Directive 2009/65/EC).

“Unapplied Excess Finance Charge Collections” has the meaning described in “Deposit and Application of Funds in the Issuing Entity—Unapplied Excess Finance Charge Collections and Unapplied Master Trust Level Excess Finance Charge Collections.”

“Unapplied Master Trust Level Excess Finance Charge Collections” has the meaning described in “Deposit and Application of Funds in the Issuing Entity—Unapplied Excess Finance Charge Collections and Unapplied Master Trust Level Excess Finance Charge Collections.”

“Unapplied Master Trust Level Principal Collections” has the meaning described in “Deposit and Application of Funds in the Issuing Entity—Unapplied Master Trust Level Principal Collections.”

“UK” means the United Kingdom.

“U.S. Risk Retention Requirements” has the meaning described in “Retained Interests—Credit Risk Retention.”

Annex I

Other Outstanding Classes and Tranches

The following classes and tranches of CHASEseries notes are expected to be outstanding on the issuance date of the offered notes. The information provided in this Annex I is an integral part of the prospectus.

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class A(2023-1)	September 15, 2023	$1,150,000,000	5.16%	September 15, 2026	September 15, 2028
Class A(2023-2)	September 15, 2023	$850,000,000	5.08%	September 15, 2028	September 16, 2030
Class A(2024-1)	January 31, 2024	$1,250,000,000	4.60%	January 15, 2027	January 16, 2029
Class A(2024-2)	January 31, 2024	$1,100,000,000	4.63%	January 16, 2029	January 15, 2031
Class A(2025-1)	July 25, 2025	$1,500,000,000	4.16%	July 17, 2028	July 15, 2030
Class A(2026-1)	May 28, 2026	$1,250,000,000	4.40%	May 15, 2029	May 15, 2031

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class B(2025-1)††	May 22, 2025	$750,000,000	4.91%	June 17, 2030	June 15, 2032

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Scheduled Principal Payment Date	Legal Maturity Date
Class C(2025-1)‡‡	May 22, 2025	$750,000,000	5.20%	June 17, 2030	June 15, 2032

††	The Class B(2025-1) CHASEseries notes are currently retained by the Transferor.
‡‡	The Class C(2025-1) CHASEseries notes are currently retained by the Transferor.

A-I-1

[Annex II]

[Static Pool Information]§§

The following tables set forth static pool information (principal receivables outstanding, net losses, total receivables delinquent, yield from finance charges, fees, and interchange, receivables principal payment rate, percentage of total accounts making minimum payment and percentage of total accounts making minimum payment) regarding the historical performance of the receivables for the accounts based on the date of their origination and for the period ended as disclosed. In the tables:

•

Principal Receivables Outstanding are amounts owed by cardholders, as of the last day of the monthly period, including amounts owing for the payment of goods and services but excludes Discount Receivables and Finance Charges and Fee Receivables;

•	Total Receivables Outstanding are amounts owed by cardholders, as of the last day of the monthly period, including amounts owing for the payment of goods and services, Finance Charges and Fees;

•

Net Losses are charge-offs of principal receivables less amounts received on previously charged off receivables. Net Losses do not include any reductions in fraud, returned goods or customer disputes. The percentage of Net Losses is calculated as a percentage of the Issuing Entity Average Principal Balance;

•

Total Receivables Delinquent 30+ days includes amount of principal, finance charge and fee amounts due from cardholders at least 30 days past their due date. The percentage of Total Receivables Delinquent 30+ days is calculated as a percentage of the Total Receivables Outstanding as of the last day of the monthly period;

•

Finance Charges, Fees and Interchange include the finance charges, fees and Interchange received with respect to the outstanding amount of principal receivables in the issuing entity. The Yield from Finance Charges, Fees and Interchange is calculated as a percentage of the Issuing Entity Average Principal Balance;

•

Receivables Principal Payments include the collections of Principal Receivables and excludes the collections of Finance Charges, Fees and Interchange. The Receivables Principal Payment Rate is calculated as of a percentage of the Issuing Entity Average Principal Balance;

•

The Percentage of Total Accounts making Minimum Payment shows the number of cardholder accounts that the minimum amount due was paid as a percentage of total number of accounts. The number of accounts used to calculate the Percentage of Total Accounts making Minimum Payment includes all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account. This change to the reporting methodology for the number of the accounts was implemented as of the May 2018 monthly period. Prior to May 2018, such inactivated credit card accounts were included in the number of accounts used to calculate the Percentage of Total Accounts making Minimum Payment;

•

The Percentage of Total Accounts making Full Payment shows the number of cardholder accounts that the full payment due or an overpayment was paid as a percentage of total number of accounts. The number of accounts used to calculate the Percentage of Total Accounts making Full Payment includes all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account. This change to the reporting methodology for the number

§§	This Annex II would be used to disclose Static Pool Information in offerings in which the pool included receivables from accounts that were seasoned less than 5 years.

A-II-1

of the accounts was implemented as of the May 2018 monthly period. Prior to May 2018, such inactivated credit card accounts were included in the number of accounts used to calculate the Percentage of Total Accounts making Full Payment; and

•	All static pool information is presented by the year in which the credit card account was originated.

A-II-2

Chase Issuance Trust Portfolio

Static Pool Data

(dollars in thousands)

20[ ]
Principal Receivables Outstanding	Jan- [ ]	Feb- [ ]	Mar- [ ]	Apr- [ ]	May- [ ]	Jun- [ ]	Jul- [ ]	Aug- [ ]	Sep- [ ]	Oct- [ ]	Nov- [ ]	Dec- [ ]
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
Prior to 20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
Total	$	$	$	$	$	$	$	$	$	$	$	$

20[ ]
Total Receivables Outstanding	Jan- [ ]	Feb- [ ]	Mar- [ ]	Apr- [ ]	May- [ ]	Jun- [ ]	Jul- [ ]	Aug- [ ]	Sep- [ ]	Oct- [ ]	Nov- [ ]	Dec- [ ]
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
Prior to 20[ ]	$	$	$	$	$	$	$	$	$	$	$	$
Total	$	$	$	$	$	$	$	$	$	$	$	$

20[ ]
Net Losses as a Percentage of Principal Receivables Outstanding	Jan- [ ]		Feb- [ ]		Mar- [ ]		Apr- [ ]		May- [ ]		Jun- [ ]		Jul- [ ]		Aug- [ ]		Sep- [ ]		Oct- [ ]		Nov- [ ]		Dec- [ ]
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Prior to 20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Total		%		%		%		%		%		%		%		%		%		%		%		%

20[ ]
Percentage of Total Receivables Delinquent 30+ Days	Jan- [ ]		Feb- [ ]		Mar- [ ]		Apr- [ ]		May- [ ]		Jun- [ ]		Jul- [ ]		Aug- [ ]		Sep- [ ]		Oct- [ ]		Nov- [ ]		Dec- [ ]
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Prior to 20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Total		%		%		%		%		%		%		%		%		%		%		%		%

A-II-3

20[ ]
Yield from Finance Charges, Fees and Interchange	Jan- [ ]		Feb- [ ]		Mar- [ ]		Apr- [ ]		May- [ ]		Jun- [ ]		Jul- [ ]		Aug- [ ]		Sep- [ ]		Oct- [ ]		Nov- [ ]		Dec- [ ]
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Prior to 20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Total		%		%		%		%		%		%		%		%		%		%		%		%

20[ ]
Receivables Principal Payment Rate	Jan- [ ]		Feb- [ ]		Mar- [ ]		Apr- [ ]		May- [ ]		Jun- [ ]		Jul- [ ]		Aug- [ ]		Sep- [ ]		Oct- [ ]		Nov- [ ]		Dec- [ ]
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Prior to 20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Total		%		%		%		%		%		%		%		%		%		%		%		%

20[ ]
Percentage of Total Accounts Making Minimum Payment***	Jan- [ ]		Feb- [ ]		Mar- [ ]		Apr- [ ]		May- [ ]		Jun- [ ]		Jul- [ ]		Aug- [ ]		Sep- [ ]		Oct- [ ]		Nov- [ ]		Dec- [ ]
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Prior to 20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Total		%		%		%		%		%		%		%		%		%		%		%		%

20[ ]
Percentage of Total Accounts Making Full Payment†††	Jan- [ ]		Feb- [ ]		Mar- [ ]		Apr- [ ]		May- [ ]		Jun- [ ]		Jul- [ ]		Aug- [ ]		Sep- [ ]		Oct- [ ]		Nov- [ ]		Dec- [ ]
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Prior to 20[ ]		%		%		%		%		%		%		%		%		%		%		%		%
Total		%		%		%		%		%		%		%		%		%		%		%		%

***

The number of accounts used to calculate the Percentage of Total Accounts making Minimum Payment includes all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account. This change to the reporting methodology for the number of the accounts was implemented as of the May 2018 monthly period. Prior to May 2018, such inactivated credit card accounts were included in the number of accounts used to calculate the Percentage of Total Accounts making Minimum Payment. The Percentage of Total Accounts making Minimum Payment that had been previously reported has been revised to reflect the exclusion of such inactivated credit card accounts.

A-II-4

†††

The number of accounts used to calculate the Percentage of Total Accounts making Full Payment includes all non-charged off credit card accounts in the Trust Portfolio, but does not include inactivated credit card accounts where the credit card had been lost or stolen or that had been flagged for potential fraud and replaced with a new credit card account. This change to the reporting methodology for the number of the accounts was implemented as of the May 2018 monthly period. Prior to May 2018, such inactivated credit card accounts were included in the number of accounts used to calculate the Percentage of Total Accounts making Full Payment. The Percentage of Total Accounts making Full Payment that had been previously reported has been revised to reflect the exclusion of such inactivated credit card accounts.

A-II-5

CHASE ISSUANCE TRUST

Issuing Entity

CHASEseries

$[     ]

Class [A]/[B]/[C](20[ ]-[ ]) notes

CHASE CARD FUNDING LLC

Depositor and Transferor

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

Sponsor, Originator, Administrator and Servicer

PROSPECTUS

Underwriters

Sole Lead Bookrunner

[Underwriter A]

Co-Managers

[Underwriter B]

[Underwriter C]

[Underwriter D]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the CHASEseries notes in any jurisdiction where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Dealers will deliver a prospectus when acting as underwriters of the offered notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered notes will deliver a prospectus until [  ] [ ], 20[ ].

Part II

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee‡‡‡	$1,123,116.40	§§§
Printing and Engraving Expenses	600,000.00
Trustee’s Fees and Expenses	80,000.00
Legal Fees and Expenses	2,500,000.00
Blue Sky Fees and Expenses	0.00
Accountants’ Fees and Expenses	600,000.00
Rating Agency Fees	7,000,000.00
Miscellaneous Fees and Expenses	0.00

Total	$11,903,116.4

An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rule 456(c) and 457(s) of the Securities Act, after the registrant offers and sells all carry forward securities.

Item 13. Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its member, officers, managers, employees and agents and the employees, representatives, agents and affiliates of its member (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that, so long as any Secured Obligation (as defined in the Limited Liability Company Agreement of the registrant, included as Exhibit 3.2 to this Registration Statement) is outstanding, any indemnity under the limited liability company agreement shall be provided out of and to the extent of registrant assets only, and the member shall not have personal liability on account thereof.

‡‡‡

Pursuant to Rule 415(a)(6) under Securities Act of 1933, as amended (the “Securities Act”), the registrant is including carry forward securities of $8,132,631,426.50 in this registration statement. The registrant previously filed a registration statement on Form SF-3 (File Nos. 333-272941 and 333-272941-01) (as amended, the “Prior Registration Statement”) with the Securities and Exchange Commission (the “Commission”), which became effective on August 4, 2023. Pursuant to the Prior Registration Statement, there are $8,132,631,426.50 of unsold securities thereunder as of the date of this registration statement (the “Unsold Securities”). The registration fee represents the filing fee of $1,123,116.40 that was previously paid in connection with Unsold Securities to be carried forward.

§§§	While the Registration Fee listed is an actual amount, the remaining expenses listed in this table are estimates.

Part II-1

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets or liabilities of the registrant, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person. The provisions of the limited liability company agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the member to replace such other duties and liabilities of such Covered Person.

There are directors and officers liability insurance policies presently outstanding which insure directors and officers of the registrant, the registrant’s parent and certain of its subsidiaries. The policies cover losses for which the registrant, the registrant’s parent or any of those subsidiaries shall be required or permitted by law to indemnify directors and officers and which result from claims made against such directors or officers based upon the commission of wrongful acts in the performance of their duties. The policies also cover losses which the directors or officers must pay as the result of claims brought against them based upon the commission of wrongful acts in the performance of their duties and for which they are not indemnified by the registrant, the registrant’s parent or any of those subsidiaries. The losses covered by the policies are subject to certain exclusions and do not include fines or penalties imposed by law or other matters deemed uninsurable under the law. The policies contain self-insured retention provisions.

The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Each underwriting agreement will generally provide that the underwriter will indemnify the registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriter. The registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Part II-2

Item 14. Exhibits.

Exhibit Number		Description

1.1	—	Form of Underwriting Agreement (included in Exhibit 1.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

3.1	—

Certificate of Formation of Chase Card Funding LLC (included in Exhibit 3.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on December 11, 2015, which is hereby incorporated by reference).

3.2	—

Second Amended and Restated Limited Liability Agreement of Chase Card Funding LLC, dated as of January 20, 2016, by Chase Bank USA, National Association (included in Exhibit 3.2 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 22, 2016, which is incorporated herein by reference).

4.1	—

Fifth Amended and Restated Indenture, dated as of December 16, 2024, by and between Chase Issuance Trust and Computershare Trust Company, National Association (included in Exhibit 4.1 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.2	—

Fourth Amended and Restated Asset Pool One Supplement, dated as of December 16, 2024, by and between Chase Issuance Trust and Computershare Trust Company, National Association (included in Exhibit 4.2 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.3	—

Third Amended and Restated CHASEseries Indenture Supplement, dated as of December 16, 2024, by and between Chase Issuance Trust and Computershare Trust Company, National Association (included in Exhibit 4.3 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.4	—

Amended and Restated Receivables Purchase Agreement, dated as of December 16, 2024, by and between JPMorgan Chase Bank, National Association and Chase Card Funding LLC (included in Exhibit 4.4 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.5	—

Fifth Amended and Restated Transfer and Servicing Agreement, dated as of December 16, 2024, by and among JPMorgan Chase Bank, National Association, Chase Card Funding LLC, Chase Issuance Trust and Computershare Trust Company, National Association (included in Exhibit 4.5 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.6	—

Fifth Amended and Restated Trust Agreement, dated as of December 16, 2024, by and between Chase Card Funding LLC and Wilmington Trust Company (included in Exhibit 4.6 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.7	—

Amended and Restated Receivables Purchase Agreement, dated as of December 16, 2024, by and between JPMorgan Chase Bank, National Association and Chase Card Funding LLC (included in Exhibit 4.4 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 16, 2024, which is incorporated herein by reference).

4.8	—	Form of Notes (included in Exhibit 4.8 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

4.9	—

Form of Terms Document for Class A Notes (included in Exhibit 4.9 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

Part II-3

Exhibit Number		Description

4.10	—

Form of Terms Document for Class B Notes (included in Exhibit 4.10 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

4.11	—

Form of Terms Document for Class C Notes (included in Exhibit 4.11 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

4.12	—

Assignment and Assumption Agreement, dated as of January 20, 2016, by and between Chase Bank USA, National Association and Chase Card Funding LLC (included in Exhibit 4.12 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 22, 2016, which is incorporated herein by reference).

4.13	—

Assignment and Assumption Agreement (RPA), dated May 17, 2019, by and between JPMorgan Chase Bank, National Association and Chase Bank USA, National Association (included in Exhibit 10.1 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 20, 2019, which is incorporated herein by reference).

4.14	—

Assignment and Assumption Agreement (TSA), dated May 17, 2019, by and between JPMorgan Chase Bank, National Association and Chase Bank USA, National Association (included in Exhibit 10.2 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 20, 2019, which is incorporated herein by reference).

4.15	—

Assignment and Assumption Agreement, dated as of November 1, 2024, by and between Wells Fargo Bank, National Association and Computershare Trust Company, National Association (included in Exhibit 99.1 to registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2024, which is incorporated herein by reference).

5.1	—

Opinion of Alston  & Bird LLP with respect to corporate matters (included in Exhibit 5.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

8.1	—

Opinion of Alston  & Bird LLP with respect to tax matters (included in Exhibit 8.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

21.1	—

Subsidiaries of the Registrant (included in Exhibit 21.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on December 11, 2015, which is hereby incorporated by reference).

23.1	—	Consent of Alston & Bird LLP (included in the opinions filed as Exhibit 5.1 and Exhibit 8.1).

24.1	—	Power of Attorney (included in Exhibit 24.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

25.1	—

Form T-l Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of Computershare Trust Company, National Association, as Indenture Trustee under the Indenture (included in Exhibit 25.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

36.1	—

Form of Certification for Shelf Offerings of Asset-Backed Securities (included in Exhibit 36.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on December 11, 2015, which is hereby incorporated by reference).

107.1	—	Calculation of Filing Fee Table (included in Exhibit 107.1 to registrant’s Form SF-3, as filed with the Securities and Exchange Commission on June 26, 2026, which is hereby incorporated by reference).

Part II-4

Item 15. Undertakings.

(a) Rule 415 Offering:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

(B) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF–1 or Form SF–3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

Part II-5

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II-6

(c) Request for Acceleration of Effective Date or Filing of Registration Statement Becoming Effective Upon Filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II-7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 27, 2026.

CHASE CARD FUNDING LLC, as depositor of Chase Issuance Trust

By:	/s/ Stephen B. Grant
Name: Stephen B. Grant
Title: Secretary and Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Talia A. Butwin	Chief Executive Officer and Manager (Principal Executive Officer)	July 27, 2026

* Maria Laura Sarcone	Manager	July 27, 2026

* John Keller	Treasurer and Manager (Principal Financial Officer and Principal Accounting Officer)	July 27, 2026

* Sean L. Emerick	Manager	July 27, 2026

*

The undersigned, by signing his name hereto, does hereby sign this Amendment No. 1 to Registration Statement on behalf of the above indicated officer or managers of the registrant, Chase Card Funding LLC, pursuant to the Power of Attorney signed by such officer or manager and filed as Exhibit 24.1 hereto.

By:	/s/ Stephen B. Grant
Name: Stephen B. Grant
Title: Attorney-in-Fact